02069101

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Opap S.A.

*CURRENT ADDRESS Kolonou 2

104 37 Athens

Greece

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34699 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE : 1/17/03

INTERNATIONAL OFFERING MEMORANDUM **CONFIDENTIAL**

ΟΠΑΠ S.A.

60,300,000 Shares

OPAP S.A.

(incorporated with limited liability in the Hellenic Republic)

Ordinary Shares
€8.44 per share

This is part of a combined offering of 60,300,000 of our ordinary shares by our selling shareholders, comprising (i) an international offering of 42,539,220 shares outside of Greece, (ii) a public offering of 17,460,780 shares to retail and institutional investors in Greece, and (iii) an offering of 300,000 shares to our employees through a private placement.

All of the ordinary shares being offered in the combined offering are being offered and sold by the Hellenic Republic and the Public Enterprise of Negotiable Securities S.A. We will not receive any proceeds from the sale of shares in the combined offering.

Our ordinary shares are listed on the Athens Stock Exchange, under the symbol "OPAP." On July 12, 2002 the closing price of our ordinary shares on the Athens Stock Exchange was €8.60.

Investing in our ordinary shares involves risks. See "Risk Factors" beginning on page 6.

The joint global coordinators have elected to have the Hellenic Republic sell 7,000,000 additional ordinary shares, included in the total shown above, in order to meet excess demand. The Greek lead managers may, in agreement with the joint global coordinators, effect transactions which stabilize or maintain the market price of the ordinary shares, in accordance with Greek law, during a 30-day period from the date of delivery of ordinary shares in the combined offering. No more than 7,000,000 ordinary shares may be purchased through stabilization and, at the end of the period all ordinary shares so purchased must be transferred to the Hellenic Republic.

The ordinary shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended. In the United States, the offering is being made only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that the sellers of the ordinary shares may be relying on an exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. Outside the United States, the combined offering is being made in reliance on Regulation S under the Securities Act.

We expect that the ordinary shares will be ready for delivery through the book-entry facilities of the Central Securities Depositary S.A. on or about July 18, 2002.

Lead Manager and Bookrunner

Schroder Salomon Smith Barney

Joint Global Coordinators

Alpha Finance

EFG Eurobank Ergasias

Schroder Salomon Smith Barney

Co-Lead Managers

Alpha Finance EFG Eurobank Ergasias HSBC UBS Warburg

Co-Manager

NBG International Limited

July 14, 2002



Pursuant to requirements of applicable U.S. law, the offering memorandum is confidential for a distribution in the United States. You are authorized to use this offering memorandum solely for the purpose of considering the purchase of our ordinary shares in the combined offering described herein. We have furnished the information in this offering memorandum. You acknowledge and agree that the managers make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation by the managers. You may not reproduce or distribute this offering memorandum, in whole or in part, and you may not disclose any of the contents of this offering memorandum or use any information herein for any purpose other than considering an investment in the ordinary shares offered hereby. You agree to the foregoing by accepting delivery of this offering memorandum.

No person is authorized to give information or to make any representation in connection with the offering or sale of the ordinary shares other than as contained in this offering memorandum. If any such information is given or made, it must not be relied upon as having been authorized by us or any of the managers or any of their affiliates or advisers or selling agents. Neither the delivery of this offering memorandum nor any sale made hereunder shall under any circumstances imply that there has been no change in our affairs or that the information set forth herein is correct as of any date subsequent to the date hereof.

We accept responsibility for the information contained in this offering memorandum and to the best of our knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this offering memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

In making an investment decision, prospective investors must rely upon their own examination of our company and the terms of this offering memorandum, including the risks involved.

The distribution of this offering memorandum and the offering and sale of the ordinary shares in certain jurisdictions may be restricted by law. We and the managers require persons into whose possession this offering memorandum comes to inform themselves about and to observe any such restrictions. For a description of certain restrictions on the offering and sale of the ordinary shares, see "Transfer Restrictions" and "Underwriting." This offering memorandum does not constitute an offer of, or an invitation to purchase, any of the ordinary shares in any jurisdiction in which such offer or sale would be unlawful. No one has taken any action that would permit a public offering to occur in any jurisdiction other than Greece.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

The ordinary shares offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. Any representation to the contrary is a criminal offense in the United States. The ordinary shares are being offered (a) in the United States only to qualified institutional buyers, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act and (b) outside the United States only in "offshore transactions" as defined in and in accordance with Regulation S under the Securities Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE IMPLIES THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

Our ordinary shares may not be offered or sold to any person in the United Kingdom, other than to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act of 2001.

NOTICE TO PROSPECTIVE INVESTORS IN THE NETHERLANDS

In The Netherlands, the ordinary shares described in this offering memorandum may not, are not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, to any person other than to individuals or legal entities who or which trade in securities in the conduct of their profession or trade within the meaning of Section 2 of the exemption regulation pursuant to The Netherlands Securities Market Supervision Act 1995 ("*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*"), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises that, as an ancillary activity, regularly invest in securities.

In connection with the combined offering the Greek lead managers may, in agreement with the joint global coordinators, effect transactions that stabilize or maintain the market price of the ordinary shares at levels above those that might otherwise prevail in the open market. Such transactions may be effected on the Athens Stock Exchange and shall be carried out in accordance with applicable rules and regulations. Such stabilizing, if commenced, may be discontinued at any time.

AVAILABLE INFORMATION

We have agreed to file an application pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), for an exemption from the reporting requirements of Section 12(g) of the Exchange Act. Pursuant to the terms of such exemption, we will furnish to the United States Securities and Exchange Commission certain information in accordance with Rule 12g3-2(b). If at any time we are neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) we will furnish, upon written request, to holders of our ordinary shares, any owner of any beneficial interest in our ordinary shares or any prospective purchaser designated by such a holder or such an owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. As long as we are entitled to the exemption under Rule 12g3-2(b) under the Exchange Act we will not be required to deliver information that would otherwise be required to be delivered under Rule 144A(d)(4).

Pursuant to Greek law, we are required to file with the Athens Stock Exchange unaudited quarterly reports and audited six-month and annual reports according to accounting principles generally accepted in Greece ("Greek GAAP") within 60 days of the relevant period end and to publish such reports in two Greek newspapers. As of January 1, 2003 and thereafter, we will be required to prepare, file and publish our annual, semi-annual and quarterly financial statements in accordance with international accounting standards ("IAS").

Our principal office is located at Kolonou 2, 104 37 Athens, Greece, and our telephone number is +30 (10) 524 8811-9.

We distribute to our shareholders an annual report containing audited financial statements for the year no later than 10 days before our general assembly of shareholders. We make publicly available, but do not mail to shareholders unless specifically requested in writing, (i) audited annual financial statements for the year no later than the end of April of the following year; (ii) an interim report containing financial statements for the first six months of each year no later than the end of August of the year; and (iii) quarterly summary unaudited financial data for the first and third quarters of each year no later than two months after the end of such quarter.

MARKET AND INDUSTRY INFORMATION

Market data and certain industry forecasts used throughout this offering memorandum were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications, including La Fleur's 2001 World Lottery Almanac and Metron Analysis S.A. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, estimates and market research, while believed to be reliable, have not been independently verified, and we do not make any representation as to the accuracy of such information.

JURISDICTION AND SERVICE OF PROCESS IN THE UNITED STATES AND ENFORCEMENT OF FOREIGN JUDGMENTS IN GREECE

We are a *société anonyme* incorporated in the Hellenic Republic. Substantially all of our assets are located in Greece. None of our directors, officers or the other persons named in this offering memorandum are residents of the United States. It may not be possible for you to effect service of process within the United States upon us or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against us or such persons in United States courts judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Greece, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States to the extent that (i) such laws are contrary to mandatory provisions of Greek law and the international public policy of the Hellenic Republic and (ii) the judgments rendered by United States courts do not meet the requirements prescribed by the Greek Code of Civil Procedure.

CONSENT TO SERVICE AND SOVEREIGN IMMUNITY

The Hellenic Republic is a sovereign state and enjoys sovereign immunity. The Hellenic Republic currently owns 92.6% of our issued share capital and the Public Enterprise of Negotiable Securities S.A. (*Dimosia Epihirissi Kiniton Aksion*), a holding company created by the Hellenic Republic under Law 2526/1997 ("DEKA"), currently owns 2.0% of our issued share capital. Following the combined offering and assuming the full exercise of the over-allotment option, the Hellenic Republic will own approximately 75.7% and DEKA will no longer own any of our share capital. We do not enjoy sovereign immunity. We and the Hellenic Republic will irrevocably submit to the jurisdiction of any competent court in England or the United States in any action arising out of or based on the ordinary shares brought by any holder of an ordinary share. In addition, we and the Hellenic Republic irrevocably waive, to the fullest extent permitted by law, any immunity, including, in the case of the Hellenic Republic, foreign sovereign immunity from jurisdiction and, except as provided below, from execution or attachment or similar process to which we or the Hellenic Republic may otherwise be entitled in any such action in the competent courts of England or the United States or in any competent court in the Hellenic Republic.

Pursuant to Article 8 of Law 2097/1952, the funds, assets, rights and general property of the Hellenic Republic located in the Hellenic Republic were deemed to be immune from forced execution, attachment and any process in the nature thereof. In a recent judgment by one of the three Greek Supreme Courts (*Arios Pagos*), the validity of this immunity was not upheld. This court ruled that court judgments adjudicating the payment of pecuniary/monetary claims may be compulsorily enforced against the funds, assets, rights and property of the Hellenic Republic on the grounds that Article 8 of Law 2097/1952 was incompatible with the European Convention for Human Rights (ratified by Legislative Decree 53/1974) and the International Convention for Individual and Political Rights (ratified by Law 2462/1997). Moreover, under a new provision of the recently amended Greek Constitution, judicial decisions can be enforced against the Hellenic Republic in accordance with the provisions of a specific law that has yet to be adopted. In the absence of this specific law, and depending on the interpretation of Article 112 of the Greek Constitution, the previous regime could still be deemed by Greek courts to be in force and the waiver of immunity described in the above paragraph would be effective. Notwithstanding the foregoing, no such compulsory enforcement may be made against the funds, assets, rights and other property of the Hellenic Republic which constitute "public property" (such as buildings serving public purposes) or against the premises of the Hellenic Republic's diplomatic missions in any jurisdiction which affords immunity thereto or with respect to assets of the Hellenic Republic located outside the territory of the Hellenic Republic necessary for the proper functioning of the Hellenic Republic as a sovereign power, and as a result the foregoing waiver shall not constitute a waiver of such immunity.

The Hellenic Republic reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976, as amended (the "Sovereign Immunities Act"), with respect to actions brought against the Hellenic Republic under the United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by the Hellenic Republic with respect to such actions, it would not be possible to obtain a United States judgment in an action against the Hellenic Republic, unless a court were to determine that the Hellenic Republic is not entitled under the Sovereign Immunities Act to sovereign immunity with respect to such action.

A final judgment against the Hellenic Republic or us rendered by any competent English court will be recognized in Greece without being reviewed as to the merits according to provisions of European Union Regulation 44/2001 on international jurisdiction, recognition and enforcement of civil and commercial judgments. Such judgments may not be enforceable if they are predicated upon laws contrary to the public policy of the Hellenic Republic. A judicial duty equivalent to 0.7% of the amount claimed is payable to the Hellenic Republic upon the commencement of proceedings before a Greek court to obtain a judgment upon any such amount due from the Hellenic Republic or us.

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Prior to September 21, 1999, we were a state-operated company and therefore were not required to prepare audited accounts. With effect from September 21, 1999, we were reorganized into a *société anonyme* and, as part of this reorganization, we were required to prepare our financial statements in accordance with Greek GAAP. This offering memorandum includes our audited restated financial statements as of and for the years ended December 31, 1999, which were prepared in accordance with IAS, and our audited financial statements as of and for the years ended December 31, 2000 and 2001, which were prepared in accordance with IAS and audited by our independent auditors, Grant Thornton. This offering memorandum also includes our unaudited financial statements as of and for the three-month periods ended March 31, 2001 and 2002, which were prepared in accordance with IAS. In addition, this offering memorandum includes audited condensed financial statements for the years ended December 31, 1999, 2000 and 2001, which were prepared in accordance with Greek GAAP (and which have been approved by our shareholders), audited condensed financial statements for the three months ended March 31, 2002 and unaudited condensed financial statements for the three-month periods ended March 31, 2001, which were also prepared in accordance with Greek GAAP. See *"Annex B — Summary of Significant Differences Between IAS and Greek GAAP"* and *"Annex A — Summary of Significant Differences Between IAS and U.S. GAAP."*

Our financial statements are expressed in euros. All references to "euros" and "€" are to the lawful currency of the member states of the European Union which adopted the single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992). All references to "$," "U.S. dollars" or "U.S.$" are to United States dollars.

In this offering memorandum, where indicated, the translations of Greek drachma amounts into euro have been made at the rate of €1.00 = GRD 340.75, the conversion rate between the drachma and the euro fixed on June 20, 2000. You should be aware that drachma amounts presented in this offering memorandum for periods prior to June 20, 2000 have been translated into euro assuming the same conversion rate of €1.00 = GRD 340.75. For historical information regarding rates of exchange between the euro and the U.S. dollar, see "Exchange Rates."

As a result of rounding adjustments, the figures or percentages in a column may not add up to the total for that column.

FORWARD-LOOKING STATEMENTS

This offering memorandum contains "forward-looking statements" relating to our business and the sectors in which it operates. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "estimates," "projects," "expects," "may," "is expected to," "will," "will continue," "should," "would be," "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Examples of forward-looking statements in this offering memorandum include the following:

- our plans to expand internationally;
- our plans to increase our market share in the Greek gaming industry through the introduction of new games;
- our plans to restructure our agents network;
- economic conditions in general; and
- competition from other companies.

These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from the future results, performance or achievements that may be expressed or implied by such forward-looking statements.

These factors include, without limitation, our expectations with respect to:

- the success of newly introduced games;
- our success in managing relationships with suppliers and agents;

- changes in the popularity of illegal gaming;
- other changes in the competitive and pricing environment;
- our ability to renew our concession contract;
- changes in Greek and European Community laws, regulation and taxes;
- general economic conditions in Greece and abroad;
- performance of the Athens Stock Exchange and other financial markets.

Some of these factors are discussed in more detail under "Risk Factors" and "Our Business." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this offering memorandum as anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set out in this offering memorandum.

SUMMARY

This summary contains basic information about us. It likely does not contain all the information that may be important to you. You should read the entire offering memorandum, including the financial information and related notes, before making an investment decision. In particular, you should consider carefully the factors set forth under the heading "Risk Factors."

Introduction

We are the leading gaming company in Greece and currently hold the sole concession to operate and manage six existing numerical lottery and sports betting games, as well as five new numerical lottery games that we have yet to introduce. We also have the exclusive right to operate fixed odds betting, including international horseracing and greyhound racing. In addition, we hold the sole concession to operate and manage any new sports betting games in Greece as well as a right of first refusal to operate and manage any new lottery games permitted by the Hellenic Republic.

We currently operate three numerical lottery games (*Joker, Lotto* and *Proto*) and three sports betting games (*Stihima, Propo* and *Propo-goal*). We have also designed five new lottery games (*Bingo, Kino, Extra 5, Super 3* and *Super 4*), and plan to launch the first of these, *Extra 5* and *Super 3*, in the fourth quarter of 2002. We distribute our games through a network of approximately 5,130 dedicated but independent agents, each with one or more terminals that is connected on-line with our data processing center in Athens. Approximately 2,060 of our lottery agents are located in Athens, 1,370 are located in central Greece and the Greek islands, and 1,530 are located in northern Greece. In addition, we have approximately 160 lottery agents in Cyprus.

In 2001, our share of the Greek lottery and sports betting market was approximately 78.0% and our share of the Greek gaming and wagering market was approximately 41.8%. In 2001, our revenues were €1.8 billion and our net earnings were €241.2 million. In the three months ended March 31, 2002, our revenues were €467.8 million and our net earnings were €61.0 million.

In 2001, we derived 72.8% of our revenues from *Stihima*, our most popular game, up from 68.7% in 2000. In 2001, we derived 16.3% of our revenues from *Joker*, our next most popular game, up from 15.8% in 2000.

Our Business Strategy

Our goal is to further strengthen our position as the leading Greek gaming company by maximizing the market penetration and popularity of our existing games and through domestic and selective international expansion. To achieve these objectives we intend to:

Maintain Our Leading Market Share in the Greek Gaming Industry

In order to increase revenues from our games and thereby maintain our position as the market leader in the Greek gaming industry, we intend to continue to invest in the development of new games and to redesign our existing games to make them more attractive to our customers. In general, we aim to attract a wider customer base by offering games that target wider audiences within the existing gaming market.

We currently intend to launch two new numerical games — *Extra 5* and *Super 3* — in the fourth quarter of 2002. In the first quarter of 2003, we intend to introduce *Kino*, another numerical lottery game. In addition, we also intend to introduce fixed odds international horserace and greyhound race betting and, in the future, potentially betting on sports events in Greece. We are also considering the possibility of the introduction of supplemental methods of betting, such as telephone, Internet and television betting, if and when such betting is permitted by the Hellenic Republic. We intend to revisit the timing of the introduction of new games based on the performance of existing games and potential changes in the regulatory framework allowing for the introduction of new games or permitted channels of distribution.

In addition, we are also considering the possibility of seeking some form of cooperation or transaction with the state-owned Greek Organization of Horseracing S.A. (ODIE), which has the exclusive right to operate mutual horserace betting in Greece. Independent advisers have been appointed to assist us in evaluating any possible arrangement. At present, we do not expect any such arrangement to be finalized within the next few months.

Restructure Our Agency Network

Although our agency network is operating successfully, we plan to restructure it by consolidating existing agency outlets within each region in which we operate in order to increase the network's operational efficiency and to maximize its use to sell our existing products and to introduce new products. By consolidating, and thereby increasing the size of our existing lottery outlets, our agents will be better positioned to operate more efficiently through more modern and uniform premises. They will also be better able to exploit additional potential revenue generating opportunities, including the sale of tickets for cultural or sports events (such as for football matches). In addition, our agents will be better positioned to take advantage of new transmission technologies.

We are currently developing a five-year plan to implement the restructuring of our network. To better formulate the plan, we intend to implement and monitor pilot programs in one or more of the regions in which we operate. We expect to achieve the consolidation of our lottery outlets through the use of incentives, such as subsidized loans to fund the agents' investment in larger premises.

Pursue Selective International Expansion

We intend to increase our presence in the gaming industry through selective international expansion. We have already begun discussions with the government of Cyprus to expand and modify our operations there. While our operations in Cyprus are currently conducted on a non-profit basis, we are in negotiations with the Cypriot government with respect to operating there on a commercial basis. Drawing from the experience gained from our operations in Cyprus, we are also considering expansion in other countries and currently are focusing on the possibility of expansion in southeastern Europe and non-EU Mediterranean countries.

THE COMBINED OFFERING

The combined offering:	The combined offering of 60,300,000 ordinary shares consists of the international offering, the Greek public offering and the employee offering.
The international offering:	The international offering consists of an offering by the selling shareholders of 42,539,220 ordinary shares at the offer price to: (a) institutional investors outside the United States and Greece in reliance on Regulation S under the Securities Act and (b) qualified institutional buyers in the United States in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act. See "Underwriting."
The Greek public offering:	The Greek public offering consists of an offering by the selling shareholders of 17,460,780 ordinary shares through a public offering of ordinary shares in Greece to retail and institutional investors at the offer price. In addition, the retail investors will receive from the Hellenic Republic one bonus share for every ten shares purchased in the Greek public offering and held for a six-month period, up to a maximum of 200 shares per retail investor.
The employee offering:	The employee offering consists of an offering by the selling shareholders of 300,000 ordinary shares to our employees through a private placement. Ordinary shares offered to our employees will be offered at a 10.0% discount to the offer price. In addition, our employees will receive from the Hellenic Republic one bonus share for every ten shares purchased in the employee offering and held for a six-month period, up to a maximum of 200 shares per employee.
Privatization certificates:	The Hellenic Republic is, in connection with the combined offering, providing for the satisfaction of the preferential rights of the holders of two series of exchangeable debt securities to receive ordinary shares sold in the combined offering. The Hellenic Republic issued one series of these securities, referred to as privatization certificates, in October 1998, raising €500 million, and the other series in October 2001, raising €1.7 billion. Holders of both series of privatization certificates are entitled to a 5.0% discount from the offer price. A total of 12,443,500 ordinary shares are being acquired by these holders consisting of 8,509,540 ordinary shares in the international offering and 3,933,960 ordinary shares in the Greek public offering.
Over-allotment option:	The joint global coordinators have elected to have the Hellenic Republic sell 7,000,000 additional ordinary shares, included in the total shown above, in order to meet excess demand.
Stabilization	The Greek lead managers may, in agreement with the joint global coordinators, effect transactions which stabilize or maintain the market price of the ordinary shares, in accordance with Greek law, during a 30-day period from the date of delivery of ordinary shares in the combined offering. No more than 7,000,000 ordinary shares may be purchased through stabilization and, at the end of the period all ordinary shares so purchased must be transferred to the Hellenic Republic.
The selling shareholders:	The Hellenic Republic and DEKA are offering and selling all of the ordinary shares in this combined offering.
Offer price:	€8.44 per ordinary share.
Ordinary shares outstanding before and after the combined offering: ..	319,000,000 ordinary shares.

Voting rights and restrictions:	Each ordinary share gives the holder the right to cast one vote at a general assembly of shareholders. The Hellenic Republic, by law, cannot hold less than 51.0% of our voting shares.
Use of proceeds:	We will not receive any of the proceeds from the ordinary shares sold by the selling shareholders in the combined offering.
Risk factors:	You should also see "Risk Factors" and other information in this offering memorandum for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Dividends:....................	According to our articles of association and Greek law, we must pay a minimum dividend equal to the greater of (a) 6.0% of our paid-up share capital or (b) 35.0% of our net profits. The ordinary shares offered hereby will be eligible for any dividends paid or declared in respect of the 2002 financial year and subsequent years. You should also see "Dividends and Dividend Policy."
Athens Stock Exchange symbol: ..	"OPAP"
Market for our ordinary shares: ..	Our ordinary shares are traded on the Athens Stock Exchange. You should also read "Market Information."
Payment, delivery and settlement: .	Payment for and delivery of the ordinary shares are expected to be made on or about July 18, 2002. The ordinary shares will settle against payment in euros through the book-entry facilities of the Central Securities Depositary S.A. (a centralized securities depositary system). You should also read "Securities Trading in Greece — Settlement, Clearance and the Central Securities Depositary."
Ordinary share code:	ISIN: GRS419003009 Common Code: 014259368
Lock-up:	We and the selling shareholders have agreed that during the period of 180 days from the date of this offering memorandum we and the selling shareholders will not offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us, the selling shareholders or any of their affiliates or any person in privity with either of them), directly or indirectly, or announce the offering of, any other ordinary shares or any securities convertible into, or exchangeable for, ordinary shares.

SUMMARY FINANCIAL INFORMATION

The following table presents our summary financial information that has been derived from our audited restated financial statements (including the notes thereto) as of and for the year ended December 31, 1999, our audited financial statements (including the notes thereto) as of and for the years ended December 31, 2000 and 2001 and our unaudited financial statements as of and for the three-month periods ended March 31, 2001 and 2002, in each case prepared in accordance with IAS, contained herein. Our annual financial statements have been audited by Grant Thornton, our independent accountants, as indicated in their audit reports included elsewhere in this offering memorandum. The unaudited financial statements have been subjected to a limited review under SAS 71 by Grant Thornton.

	Years ended December 31,			Three months ended March 31,	
	2001	2000	1999	2002	2001
	(euro in millions, except per share amounts, percentages and employee data)				
Income statement data:					
Revenue	1,805.5	1,453.4	627.7	467.8	357.6
Cost of sales	(1,395.6)	(1,101.0)	(411.0)	(364.7)	(274.9)
Profit from operations	376.7	323.0	196.2	93.9	75.9
Profit before tax	374.9	327.9	205.2	95.3	74.4
Tax expense(1)	(135.0)	(13.3)	(1.0)	(34.4)	(33.8)
Net profit for the period	241.2	314.7	204.1	61.0	41.5
Adjusted net profit(2)	241.2	194.1	122.5	61.0	41.5
Earnings per share(3)	0.76	0.87	0.56	0.19	0.13
Cash flow data:					
Cash flows from operating activities	422.1	256.6	—(4)	107.6	155.2
Cash flows from investing activities	(26.3)	(52.5)	—(4)	2.9	1.6
Cash flows from financing activities	(173.9)	(158.0)	—(4)	(5.6)	(82.3)
Operating data:					
Payout ratio (%)(5)	56.5	55.3	46.0	56.8	53.8
Average full-time employees	243	247	264	237	243
Average part-time employees(6)	290	430	640	428	557

	As at December 31,			As at March 31,	
	2001	2000	1999	2002	2001
	(euro in millions)				
Balance sheet data:					
Cash and cash equivalents	371.8	149.9	103.7	476.7	224.4
Current assets	489.8	242.0	152.7	600.2	254.9
Non-current assets	324.6	342.3	180.6	318.9	337.3
Total assets	814.4	584.3	333.4	919.0	592.2
Current liabilities	517.9	272.4	137.3	564.7	244.4
Non-current liabilities	145.1	211.6	131.0	141.9	204.7
Total Shareholders' equity	151.4	100.3	65.1	212.4	143.1

(1) Our tax expense for 1999, 2000 and 2001 are not comparable. Prior to December 1999, we were not subject to income tax because we operated as a non-profit organization. In 2000, we were taxed at a statutory rate for corporations. However, in that year, certain adjustments were made to our taxable profit. The principal adjustment was the deduction of the dividends we paid to the Hellenic Republic and other state organizations, which amounted to €303.2 million, from our taxable profit. See Note 6 to our audited IAS financial statements.

(2) In order to fairly present our earnings per share we have made certain adjustments to net profits in light of the fact that our earnings for 1999 and 2000 were virtually free of taxation. The theoretical tax adjustment for comparability was to decrease our net profits by €81.7 million in 1999 and €120.7 million in 2000. See Note 8 to our audited financial statements for an explanation of these calculations.

(3) Earnings per share is calculated by dividing adjusted net profit by the weighted average number of ordinary shares in issue. See Note 8 of our audited IAS financial statements.

(4) We have not prepared an IAS cash flow statement for the year ended December 31, 1999.

(5) Payout ratio is calculated by dividing prize payouts to lottery and betting winners by revenues from games for the given period.

(6) Part-time employees are employees that work from one to three days per week.

RISK FACTORS

An investment in our ordinary shares is subject to a number of risks. In addition to other information contained in this offering memorandum, prospective investors should carefully consider the risks described below before investing in our ordinary shares. If any of the events described below actually occur, our business, financial condition or results of operations could be materially adversely affected and, accordingly, the value and trading price of our ordinary shares may decline, resulting in a loss of all or part of any investment in our ordinary shares. Furthermore, the risks and uncertainties described may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations.

Risks Relating to Our Business

We rely on a concession contract for substantially all of our revenues.

We rely on a concession contract executed December 15, 2000, and related Greek law that governs its terms, pursuant to which the Hellenic Republic granted us the exclusive right for 20 years to operate and manage 11 numerical lottery and sports betting games in Greece. We also have the exclusive right to operate fixed odds betting, including international horseracing and greyhound racing. Under the terms of the concession contract and the law governing its terms we were also granted the exclusive right to operate and manage any new sports betting games in Greece as well as a right of first refusal to operate and manage any new lottery games permitted by the Hellenic Republic. During 2001, substantially all of our revenues were derived from the concession contract with the Hellenic Republic. The Hellenic Republic has the right to revoke our 20-year concession contract or impose penalties under certain circumstances, for example our non-compliance with the material regulations for the operation of the games or with our articles of association. During the 20-year concession contract renewal period (which commences at the beginning of 2015 and extends until the end of 2017), the concession contract may be renewed provided that we have fulfilled the terms of the concession contract and that an agreement on a price for renewal of the concession contract has been reached. There is no guarantee that the contract will be renewed after the 20-year term. The loss of the concession could deprive us of substantially all of our business, revenue and assets. You should also see "Our Business — Regulatory Matters — Our 20-year Concession Contract."

We currently rely on Stihima for a majority of our revenues.

Revenue from *Stihima* accounted for 72.8% of our total revenue in 2001 and 74.8% of our total revenue in the first three months of 2002. If *Stihima* were to decrease in popularity it could have an adverse effect on our business, financial condition and results of operations. In addition, following an international tender, we have assigned to Intralot S.A., for a seven-year period, certain parts of the operation of *Stihima*. In the event that Intralot S.A. should become unwilling or unable to perform its obligations under our agreement, and we are unable to operate the game ourselves or find a suitable alternate supplier, or the operation of *Stihima* is otherwise interrupted, it could have an adverse effect on our business, financial condition and results of operations.

Games are subject to limited life cycles which requires us to introduce new games and to modify existing games.

Following their introduction, games, particularly numerical lotteries, inevitably peak and then decline in popularity. The introduction of new lottery games is important to the successful operation of our business. The introduction of new games or modification of existing games that prove to be unpopular could have an adverse effect on our business, financial condition and results of operations. On the other hand, the introduction of new games that prove to be popular may reduce the revenues generated from our existing games and make us reliant on fewer games with potentially lower margins for substantially all our revenues that may not be offset by increased volume. In addition, if we fail to introduce any new games, we could be forced to increase the payout of our existing games in order to stimulate interest in those existing games.

We have entered into significant contracts with companies in the same corporate group.

Equipment and expertise necessary for the operation of our games (such as software and certain qualified personnel) are supplied to us by the Intracom S.A. group of companies. In addition, we have assigned to a joint venture between Intralot S.A., Intralot International Ltd. and Etaireia Stihimaton S.A. ("Betting Company S.A." and together "Intralot S.A."), which is controlled by Intralot S.A., certain parts of the operation of *Stihima*, currently our most popular game. Intracom S.A. and Intralot S.A. are affiliated.

Although we believe our relationships with Intracom S.A. and Intralot S.A. are generally good, we are currently in an arbitration proceeding with Intralot S.A. and there can be no assurance that favorable relations with either company will continue in the future. If our operations are disrupted due to a dispute with either Intracom S.A. or Intralot S.A., we may face delays or other disruptions in the operation of our games.

We rely on our network of agents to operate our games.

We currently operate our games through a network of approximately 5,130 authorized agents throughout Greece and Cyprus. Although we believe that our relationship with our agents is generally good, there can be no assurance that favorable relations will continue in the future. Our agents have formed various syndicates that have organized as a federation of syndicates. If they were to engage in a collective action against us we could face disruptions in the operation of our games. For example, on July 11, 2002, approximately 40% of our agents suspended sales of our games in protest of the new agency regulation expected to be adopted later this year and also in protest of the combined offering. However, this action lasted one day and did not have a material adverse effect on our business, financial condition and results of operations.

We are currently authorized by ministerial decision to grant licenses to our agents, but we have not entered into formal contractual arrangements with them. We are required by a decision of the Ministry of Culture to enter into such agreements by December 31, 2002. The content of these agreements will reflect the provisions of the new agency regulation that is expected to be published in the Government Gazette by October 31, 2002. We are at risk that the content of these agreements, which will have to be negotiated and agreed with our agents, may not fully protect our interests.

The Hellenic Republic has had, and may continue to have, a significant influence on our operations.

The Hellenic Republic will continue to be our majority shareholder after the combined offering. Following the combined offering and assuming the full exercise of the over-allotment option, the Hellenic Republic will directly control 75.7% of our outstanding share capital. In the past, the Hellenic Republic's control allowed it to influence certain of our operations and some of our commercial decision-making to meet its political and economic objectives. For example, our operations in Cyprus are currently conducted on a break-even basis. Although we now base business decisions on commercial criteria, we may be influenced by the Hellenic Republic in the future to enter into contracts under terms which favor non-commercial criteria such as social policy.

In addition, the Hellenic Republic's majority holding will allow it to have significant influence over decisions submitted to a vote of our shareholders. The Hellenic Republic will exercise its rights as a shareholder through the mechanisms of Greek corporate law and our articles of association. Our articles of association provide that certain decisions submitted to shareholders for a vote are to be determined by a simple voting majority at any general assembly of shareholders. Decisions subject to a simple majority of votes include election of members of the board of directors, the distribution of annual profits and the approval of our financial statements. So long as the Hellenic Republic holds a majority of our ordinary shares, the Hellenic Republic also will have the right, as controlling shareholder, to do the following:

- affect a number of important actions through the exercise of its right to vote against capital increases and amendments to our articles of association; and
- elect six out of the 11 members of our board of directors, and appoint the chairman of the board and the managing director. Accordingly, eight out of the 11 members of the board will continue to be controlled by the Hellenic Republic.

The interests of the Hellenic Republic, acting through the Ministry of Finance and in some cases through the Ministries of Culture and Finance jointly, may not always coincide with our position, and our board of directors may not always be filled with persons that will support our strategy as described in this offering memorandum.

We expect to be able to follow our current, commercially oriented strategy for the foreseeable future. However, our current senior management might not continue to serve in their current capacities or our commercial initiatives and policies might be discontinued if there is a change in government policy.

In addition to its position as a shareholder, the Hellenic Republic has the authority to regulate the gaming and wagering industry. Changes in the application of existing laws or a change in the existing law could have an adverse effect on our business.

We are subject to certain laws and regulations generally applicable to public sector companies. So long as the Hellenic Republic holds at least 51.0% of our share capital, we will, in some respects, continue to be classified as a public sector company in Greece. As a public sector company, we are subject to laws and regulations generally applicable to public sector companies in Greece that affect aspects of our business, including but not limited to the hiring, dismissal and compensation of employees and our procurement policies. The latter include the provisions of European Union directives on public contracts for the supply of goods and services that require procedures that are more time consuming than for a private company. These laws and regulations, which do not apply to our current non-state owned competitors and are not likely to apply to future competitors, may limit our operational flexibility and may delay our launch of new games and may result in delays in the implementation of our investment plan.

We may not be able to meet deadlines set by the Hellenic Republic to exercise our right of first refusal on new lottery games permitted by the Hellenic Republic.

Our concession contract and the law governing its terms grant us a right of first refusal to operate and manage any new lottery game permitted by the Hellenic Republic by law, provided that we accept the right to operate the new lottery game within the deadline set by the Hellenic Republic (which cannot be shorter than four months). There may be circumstances in which we may not be able to exercise our right of first refusal within the deadline set by the Hellenic Republic. In addition, in certain cases, we may not consider it advisable or may be unable to operate a new lottery game. Furthermore, we may not be able to accurately value a new lottery game proposed by a third party. If we refuse or are unable to undertake a new lottery game, the Hellenic Republic itself may undertake operation of the game or assign it to a competitor at a price not lower than the price offered to us.

Our games require regulations that must be approved by the Ministers of Finance and Culture.

Each game we operate and manage requires us to produce regulations of operation and conduct. These regulations govern the framework and operations of our games (including the percentages of revenues to be returned to players as prize money and the price for each combination). The regulations must be approved by a decision of our board of directors and the Ministers of Finance and Culture. As a result, we may not act independently when determining the organization and operation of each game. A failure to receive necessary approvals from the Ministers of Finance and Culture could have an adverse effect on our business, financial condition and results of operations.

We may not succeed in executing our international expansion strategy.

An element of our growth is to introduce and expand our service into international markets. As of the date of this offering memorandum, however, our principal activity has focused on providing services in Greece. We face risks typically associated with expanding into international markets, including:

- foreign state monopolies;
- more competitive environments;
- difficulties in staffing and reliance on newly hired personnel;
- difficulties in managing foreign operations due to distance, language and cultural differences or other factors; and
- possible unexpected changes in legal regulations.

We rely on the experience and talent of key personnel for the success of our business.

Our management and operations are reliant upon the contributions of our senior management team and other key personnel. The loss of service of any of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of network failure and network security vulnerabilities.

Our ability to operate successfully our games is based on the capacity and reliability of the network of Hellenic Telecommunications Organization S.A. ("OTE") (our telecommunication supplier) and the security of our computer networking hardware, software and telecommunications infrastructure. We currently secure our network by means of back-up hardware and other measures but any systems interruption and resulting reduced levels of gaming services could lead to a reduction in performance or loss of services. We might not

be able to provide effectively a backup to our systems. We do not carry any insurance coverage against problems that may arise in connection with the reliability or transparency of the operation and conduct of our games. In addition, we have not yet completed the implementation of a disaster recovery plan.

Our systems are vulnerable to damage or interruption caused by human error, network failure, natural disasters, sabotage, computer viruses and similar disruptive events. A breach of network security could result in reduced revenues and could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Political and Economic Developments

Political and economic developments in Greece and elsewhere in the European Union could adversely affect our operations.

Our business, financial condition, results of operations and prospects, as well as the market price and liquidity of our ordinary shares, may be adversely affected by events outside our control and, in certain cases, outside the control of the Hellenic Republic. These events include, but are not limited to, the following:

- changes in Hellenic Republic policy (for example, increases in taxation of gaming);
- political instability or military conflict in Europe, the Middle East or elsewhere; and
- taxation and other political, economic or social developments affecting Greece.

Demand for our games may be influenced by the economic cycle.

The operating results of many participants in the gaming industry have been cyclical. Demand for our games may be influenced by general economic trends and levels of consumer confidence.

We may seek to expand our operations into countries with developing economies and could be subject to the risks of political and economic instability associated with these countries.

We may seek to expand our operations into countries with developing economies that could be subject to political and economic instability. For example, we are currently considering opportunities for expansion into certain nations which have experienced war and civil disturbance in recent years. We could face risks in those countries typically associated with political and economic instability, including:

- expropriation or nationalization;
- changing regulatory and fiscal regimes;
- fluctuations in currency exchange rates;
- high rates of inflation;
- underdeveloped industrial and economic infrastructure; and
- unenforceability of contractual rights.

Our failure to forecast or respond to such risks may have a negative impact on our business, financial condition and results of operations.

Factors Relating to Our Industry

Our operations may be adversely affected by legislative and regulatory changes as well as by future decisions of the European Union.

Our operations are subject to significant legislative oversight and regulation from the Ministries of Finance and Culture, which limit the scope of activities and determine the terms and conditions of our operations. New laws or further regulation could impair our profitability and require significant capital expenditures. Additionally, we could be subject to European Union regulation in the future. The operation of lottery games and sports betting games is not presently regulated at a European level, but there is no guarantee that this will not change in the future. For example, if within the term of our 20-year concession contract and the law governing its terms, EU regulations or other acts of EU officials or bodies alter our exclusive rights under the concession contract and the law governing its terms, we will be obliged to amend our concession contract which could adversely affect our business, financial condition and results of operations.

Our operations face competition from illegal gaming.

Our operations face competition from illegal gaming, games that are operated illegally outside the framework of government regulation. In particular, we face competition from the illegal operation of slot machines and fruit machines that operate outside of casinos and from illegal gaming via the Internet. Although the Hellenic Republic takes measures against illegal gaming, the existence of illegal gaming and any potential increase in the popularity of illegal gaming could adversely affect our business, financial condition and results of operations.

Our business may be adversely affected by competition from other gaming operations.

The gaming and wagering business is competitive. We face competition from a number of operators present in the Greek market. Private casinos in Greece are a significant source of competition. We also face competition from other gaming operations that make their games available on the Internet (either legally or illegally). This reduces costs for these competitors and gives them access to a wider market for their games. Although we have a website, Greek legislation does not permit us to offer potential players the opportunity to play our games on-line through our site. We could lose customers to domestic and international on-line competitors. Also, the Greek state lottery is another source of competition. These sources of competition as well as other sources of competition in the gaming and wagering industry could adversely affect our business, financial condition and results of operations.

Risks Related to the Combined Offering

The Athens Stock Exchange is less liquid and more volatile than other major exchanges.

Our ordinary shares are traded on the Main Market of the Athens Stock Exchange. The Athens Stock Exchange is less liquid than major markets elsewhere in Europe and the United States. Consequently, holders of the ordinary shares may face difficulties disposing of their ordinary shares, especially in large blocks. The value of the ordinary shares may be adversely affected by sales of substantial amounts of our ordinary shares by the Hellenic Republic or the perception that such sales could occur.

After the combined offering and assuming the full exercise of the over-allotment option, the Hellenic Republic will own approximately 75.7% of our share capital. Future sales of substantial amounts of our ordinary shares in the public market by the Hellenic Republic or by any other large shareholder or group of shareholders, or even the perception that such sales could occur, could affect the market price of our ordinary shares.

The Athens Stock Exchange has in the past experienced substantial fluctuations in the market prices of listed securities. This has in the past affected, and may in the future affect, the market price and liquidity of shares of companies listed on the Athens Stock Exchange, including the market price and liquidity of our ordinary shares.

The price of our ordinary shares may be volatile.

The market price of the ordinary shares may be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

- actual or anticipated fluctuations in our operating results;
- the condition of the Greek economy and the economies of the other countries that have adopted the euro as their currency;
- political instability or military conflict in Greece or elsewhere;
- potential or actual sale of large blocks of our ordinary shares into the market;
- the entrance of new competitors and their positions in the market;
- changes in financial estimates by securities analysts; and
- the general state of the securities markets.

In addition, stock markets, in general, have experienced significant volatility since the September 11 terrorist attacks. Further terrorist attacks, retaliatory actions or an escalation of hostilities could result in further significant volatility. These market fluctuations may adversely affect the market price of the ordinary shares regardless of our actual performance.

Privatization certificates may increase the volatility and the price of our ordinary shares.

The Hellenic Republic has issued two series of privatization certificates that provide the right to participate in this combined offering and are still outstanding. The privatization certificates provide their holders with a right to exchange certificates for shares at a 5.0% discount in future privatization offerings by the Hellenic Republic. Holders of privatization certificates are entitled to preferential allocation of approximately 64.0% of the ordinary shares sold by the Hellenic Republic in the combined offering. Any sales of our ordinary shares in the public market immediately after the combined offering by privatization certificate holders who have exchanged their certificates for ordinary shares, or even the perception that such sales could occur, could result in increased volatility in the price of the ordinary shares. We are not able to predict whether and to what extent holders of privatization certificates will exercise their right to receive ordinary shares in this combined offering, or whether they will hold or sell any ordinary shares acquired pursuant to the privatization certificates.

Pre-emptive rights may not be available to U.S. holders of our ordinary shares.

Under Greek law and our articles of association, prior to the issuance of any new ordinary shares, we must offer holders of our existing shares pre-emptive rights to subscribe and pay for a sufficient number of ordinary shares to maintain their existing ownership percentages. These pre-emptive rights are generally transferable during the subscription period for the related offering and may be quoted on the Athens Stock Exchange.

U.S. holders of ordinary shares may not be able to receive (or trade) or exercise pre-emptive rights for new ordinary shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We do not currently plan to become a registrant under the U.S. securities laws. If U.S. holders of ordinary shares are not able to receive (or trade) or exercise pre-emptive rights granted in respect of their ordinary shares in any rights offering by us, then they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in our company will be diluted.

USE OF PROCEEDS

We will not receive any of the proceeds from the ordinary shares sold by the selling shareholders in the combined offering.

MARKET INFORMATION

On January 24, 2001, our ordinary shares were admitted to the Athens Stock Exchange, and have traded on the Athens Stock Exchange since April 25, 2001.

Prior to the combined offering, 92.6% of our ordinary shares were held by the Hellenic Republic and 2.0% of our ordinary shares were held by DEKA. Accordingly, the volume of ordinary shares available for trading has been very limited.

The table below sets forth, for the period indicated and as reported by *Naftemporiki* (a Greek financial newspaper), the high, low and month-end closing prices, as well as the average daily trading volume for the ordinary shares on the Athens Stock Exchange:

Athens Stock Exchange	Price per ordinary share			
	High	Low	Close	Average daily trading volume
			(euro)	
2001				
April (commencing April 25)	6.32	5.22	5.26	1,291,160
May	5.74	5.16	5.24	161,107
June	5.44	4.14	4.66	74,025
July	5.64	4.30	5.56	81,321
August	6.08	5.56	5.82	171,286
September	5.96	4.32	5.42	99,212
October	6.04	5.24	5.96	84,283
November	7.38	5.98	7.20	142,911
December	7.28	6.70	7.26	102,037
2002				
January	8.88	7.26	8.84	106,950
February	9.28	8.52	8.86	78,380
March	9.18	8.02	8.16	162,218
April	8.78	8.00	8.70	58,817
May	9.32	8.08	8.24	117,080
June	9.86	7.72	9.30	360,186
July (through July 12)	9.16	8.50	8.60	232,478

These prices are based on the limited number of ordinary shares that are publicly traded and may not reflect the values that will prevail after the combined offering.

DIVIDENDS AND DIVIDEND POLICY

For the year 2000, we paid our shareholders a dividend of €0.02 per share or an aggregate amount of €5.6 million. However, this dividend excluded an additional €303.2 million distributed to the Hellenic Republic and other state organizations in respect of that year. Until December 31, 2000 dividends paid were calculated as a specific percentage of the revenue from each lottery game and from *Stihima* and paid to the Hellenic Republic and other state organizations when requested by the Hellenic Republic. See Note 9 to our audited IAS financial statements. On September 25, 2001 we paid our shareholders an interim dividend for the year 2001 of €0.17 per share or an aggregate amount of €54.2 million. Following a recommendation by our board of directors at our annual general meeting of shareholders on June 21, 2002, our shareholders approved distribution of a further €0.43 per share for the year 2001, which together with the interim dividend totals €0.60 per share or an aggregate amount of €191.4 million.

In the future, we intend to pay dividends, subject to our financial condition, the amount of net profits on an unconsolidated basis, our capital expenditure plans, applicable restrictions on the payments of dividends under Greek law and such other factors that we may decide are relevant. However, the ultimate decision regarding the distribution of dividends remains subject to the vote of the general assembly of shareholders. Our articles of association and Greek law govern the payment of dividends. Under our articles of association, until such time as ordinary reserves are equal to or exceed one-third of our share capital, the first 5.0% of our annual profit must be set aside as ordinary reserves before any dividends are paid. Under Greek Law 2190/1920 and our articles of association, the minimum amount distributed, subject to sufficient profit being available after payment of 5.0% of our annual profits to ordinary reserves, is the greater of 6.0% of our paid-up share capital or 35.0% of our net profits. In addition, no dividends can be paid as long as the unamortized balance of "pre-operating expenses," as reflected in the financial statements, is less than the aggregate of distributable reserves plus retained earnings.

The amount approved for distribution as a dividend is required to be paid to shareholders within two months from the resolution of the general assembly of shareholders approving our annual financial statements.

Under Greek corporate law, we may also distribute an interim dividend if interim financial statements are published, as provided under Greek law, at least 20 days prior to the distribution of the interim dividend and submitted to the Greek Ministry of Development. The interim dividend may not exceed 50.0% of the net profits shown in the interim financial statements.

No withholding taxes are imposed by the Hellenic Republic on the payment of dividends. See "Taxation of Our Ordinary Shares — Greece Taxation — Taxation of the Company and of Dividends."

EXCHANGE RATES

Almost all of our operations are in Greece and our accounts are denominated in euros.

The euro was introduced as the official currency of Greece on January 1, 2001.

The following table sets forth, for the periods indicated, the average, high, low and period-end noon buying rates in the City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York. Amounts are expressed in U.S. dollars per €1.00. The average amounts set forth below under "Average" are calculated as the average of the noon buying rates on the last business day of each month during the 2000 and 2001 year periods and for the other periods, are calculated as the average of the noon buying rates for each business day during the period.

	U.S. dollars per euro			
	Average	High	Low	Period end
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8909	0.9535	0.8370	0.8901
January 2002	0.8832	0.9031	0.8594	0.8594
February 2002	0.8706	0.8778	0.8613	0.8658
March 2002	0.8766	0.8836	0.8652	0.8717
April 2002	0.8859	0.9028	0.8750	0.9002
May 2002	0.9170	0.9339	0.9022	0.9339
June 2002	0.9561	0.9885	0.9390	0.9856
July 2002 (through July 12)	0.9867	0.9938	0.9730	0.9904

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2002. The sale of the ordinary shares in the combined offering will not affect our capitalization. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Our Share Capital," and the financial statements included in this offering memorandum.

	As at March 31, 2002 (euro in millions)
Cash and cash equivalents	476.7
Short-term borrowings	36.4
Long-term borrowings	121.0
Shareholders' equity:	
Share capital	95.7
Reserves	55.7
Retained earnings	61.0
Total shareholders' equity	212.4
Total capitalization	333.4

Our share capital as of March 31, 2002 and as of the date of this offering memorandum consisted of 319,000,000 issued shares.

SELECTED FINANCIAL INFORMATION

The following table presents our selected financial information that has been derived from our audited restated financial statements (including the notes thereto) as of and for the year ended December 31, 1999, our audited financial statements (including the notes thereto) as of and for the years ended December 31, 2000 and 2001 and our unaudited financial statements as of and for the three-month periods ended March 31, 2001 and 2002, in each case prepared in accordance with IAS, contained herein. Our annual financial statements have been audited by Grant Thornton, our independent accountants, as indicated in their audit reports included elsewhere in this offering memorandum. The unaudited financial statements have been subjected to a limited review under SAS 71 by Grant Thornton.

	Years ended December 31,			Three months ended March 31,	
	2001	2000	1999	2002	2001
	(euro in millions, except per share amounts, percentages and employee data)				
Income statement data:					
Revenue	1,805.5	1,453.4	627.7	467.8	357.6
Cost of sales	(1,395.6)	(1,101.0)	(411.0)	(364.7)	(274.9)
Other operating income	6.9	2.8	12.6	0.5	1.7
Distribution costs	(19.9)	(14.8)	(16.5)	(6.3)	(3.6)
Administrative expenses	(19.8)	(13.7)	(10.2)	(3.3)	(4.8)
Other operating expenses	(0.5)	(3.7)	(6.3)	0.0	(0.1)
Profit from operations	376.7	323.0	196.2	93.9	75.9
Net financing costs	(1.8)	4.9	9.0	1.4	(1.5)
Profit before tax	374.9	327.9	205.2	95.3	74.4
Tax expense(1)	(135.0)	(13.3)	(1.0)	(34.4)	(33.8)
Deferred taxes	1.3	0.1	0.0	0.09	0.8
Net profit for the period	241.2	314.7	204.1	61.0	41.5
Adjusted net profit(2)	241.2	194.1	122.5	61.0	41.5
Earnings per share(3)	0.76	0.87	0.56	0.19	0.13
Cash flow data:					
Cash flows from operating activities	422.1	256.6	—(4)	107.6	155.2
Cash flows from investing activities	(26.3)	(52.5)	—(4)	2.9	1.6
Cash flows from financing activities	(173.9)	(158.0)	—(4)	(5.6)	(82.3)
Operating data:					
Payout ratio (%)(5)	56.5	55.3	46.0	56.8	53.8
Average full-time employees	243	247	264	237	243
Average part-time employees(6)	290	430	640	428	557

	As at December 31,			As at March 31,	
	2001	2000	1999	2002	2001
	(euro in millions)				
Balance sheet data:					
Cash and cash equivalents	371.8	149.9	103.7	476.7	224.4
Current assets	489.8	242.0	152.7	600.2	254.9
Non-current assets	324.6	342.3	180.6	318.9	337.3
Total assets	814.4	584.3	333.4	919.0	592.2
Current liabilities	517.9	272.4	137.3	564.7	244.4
Non-current liabilities	145.1	211.6	131.0	141.9	204.7
Total shareholders' equity	151.4	100.3	65.1	212.4	143.1

(1) Our tax expense for 1999, 2000 and 2001 are not comparable. Prior to December 1999, we were not subject to income tax because we operated as a non-profit organization. In 2000, we were taxed at a statutory rate for corporations. However, in that year, certain adjustments were made to our taxable profit. The principal adjustment was the deduction of the dividends we paid to the Hellenic Republic and other state organizations, which amounted to €303.2 million, from our taxable profit. See Note 6 to our audited IAS financial statements.

(2) In order to fairly present our earnings per share we have made certain adjustments to net profits in light of the fact that our earnings for 1999 and 2000 were virtually free of taxation. The theoretical tax

adjustment for comparability was to decrease our net profits by €81.7 million in 1999 and €120.7 million in 2000. See Note 8 to our audited financial statements for an explanation of these calculations.

(3) Earnings per share is calculated by dividing adjusted net profit by the weighted average number of ordinary shares in issue. See Note 8 of our audited IAS financial statements.

(4) We have not prepared an IAS cash flow statement for the year ended December 31, 1999.

(5) Payout ratio is calculated by dividing prize payouts to lottery and betting winners by revenues from games for the given period.

(6) Part-time employees are employees that work from one to three days per week.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operation as of and for the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002 in conjunction with our IAS financial statements (including the notes thereto) included elsewhere in this offering memorandum. IAS differs in certain significant respects from U.S. GAAP and Greek GAAP. See "Annex A — Summary of Significant Differences between IAS and U.S. GAAP" and "Annex B — Summary of Significant Differences Between IAS and Greek GAAP."

Overview

We are the leading gaming company in Greece and currently hold the sole concession to operate and manage six existing numerical lottery and sports betting games, as well as five new numerical lottery games which we have yet to introduce. We also hold the exclusive right to operate fixed odds betting, including international horseracing and greyhound racing. In addition, we also hold the sole concession to operate and manage any new sports betting games in Greece as well as a right of first refusal to operate and manage any new lottery games permitted by the Hellenic Republic.

Through a network of approximately 5,130 dedicated agents throughout Greece and Cyprus, we currently operate three numerical lottery games (*Joker, Lotto* and *Proto*) and three sports betting games (*Stihima, Propo* and *Propo-goal*). We have also designed five new lottery games (*Bingo, Kino, Extra 5, Super 3* and *Super 4*), and plan to launch the first of these, *Extra 5* and *Super 3*, in the fourth quarter of 2002.

Our Reorganization and 20-year Concession Contract

In 1999, we reorganized into a *société anonyme* and, on April 25, 2001, we completed our initial public offering and listed our ordinary shares on the Main Market of the Athens Stock Exchange. The Hellenic Republic sold 5.4% of our ordinary shares through a public offering and through a private placement to employees and agents.

In December 2000, we entered into a 20-year concession contract with the Hellenic Republic for the exclusive operation and management of 11 numerical lottery and sports betting games in Greece. Under the terms of the concession contract and Article 27 of Law 2843/2000, the law governing its terms, we were also granted the exclusive right to operate and manage any new sports betting games in Greece. In addition, the concession contract and the law governing its terms grant us a right of first refusal to operate any new lottery games permitted by the Hellenic Republic, provided that we accept the right to operate the new lottery game within the time limit set by the Hellenic Republic (which cannot be shorter than four months). The purchase price for the 20-year concession was €322.8 million. Most of the consideration for the concession was offset against several claims we had against various Hellenic Republic bodies, the General Secretariat of Athletics and the Ministry of Culture. An additional €29.3 million was capitalized. The remaining €62.9 million and an additional €13.2 million owed to the Hellenic Republic was to be paid in two equal installments. The first installment was paid on June 30, 2001 and the remaining installment is due on June 30, 2002. We are amortizing the cost of the concession over its 20-year life.

Our reorganization into a public company resulted in several changes in the way we operate and manage our business. We are no longer required to distribute all of our profits to the Hellenic Republic. Instead, we distribute some of our profits to our shareholders in the form of a dividend. In addition, we now base our business decisions on commercial criteria. However, since the Hellenic Republic holds a majority of our ordinary shares it continues to control the operation and management of our business. The Hellenic Republic has also retained the right to approve the rules of our games, our agents' commissions and the payout in respect of each game. This is in addition to the Hellenic Republic's general regulatory authority over the gaming and wagering industry.

Until we entered into our 20-year concession contract on December 15, 2000, we were not subject to income taxes. We are currently subject to tax at the general corporate rate applicable to listed companies.

The Introduction of Stihima

On January 28, 2000, we introduced *Stihima*, a fixed odds betting game that currently allows players to wager on football games, basketball games and Formula One. *Stihima* almost immediately became, and currently is, our most popular game. However, its popularity has adversely affected sales of our other games.

We have assigned certain parts of the operation of *Stihima* to Intralot S.A. for seven years ending in January 2007. Under the terms of this agreement, Intralot S.A. selects the sports betting events, sets the odds, prints the tickets, carries out advertising of *Stihima*, payable out of its commission, monitors the operation of *Stihima* and is responsible for the risk management of *Stihima*. They provide some of these services in cooperation with Ladbrokes Limited, the U.K. bookmaker. At present, only fixed odds games are operated. All future fixed odds and non-fixed odds betting games (excluding numerical lotteries) are also expected to be operated by Intralot S.A. under our agreement, including wagering on athletics, horserace betting (except for non-fixed odds betting, such as domestic horserace betting) and greyhound racing. However, in accordance with the terms of this agreement, we retain exclusive management of the games and participate actively in many tasks related to their operation.

Intralot S.A. also guarantees that the prize payouts from *Stihima* will not on an annual basis, measured from February 1 through January 31, exceed in aggregate the agreed prize payout targets. The target payout to players is 60.0% for fixed odds betting games (except for horseracing and greyhound racing), such as *Stihima*. However, the actual payout during any year may be higher or lower than this, and where the final annual *Stihima* payout is higher than 60.0%, Intralot S.A. is required to pay us the difference which payment is reflected in the financial statements as a reduction in the cost of sales. Where the final annual *Stihima* payout is lower than 60.0%, the difference remains with us. We pay Intralot S.A. a monthly betting commission for operating *Stihima* for us of (i) 11.0% for the first €58.6 million, (ii) 9.5% for the next €29.3 million, (iii) 9.0% for the next €58.6 million and (iv) 8.5% for any additional *Stihima* annual revenues. Under this provision of the agreement, we paid Intralot S.A. an average commission of 8.7% of *Stihima* revenues in 2001.

For purposes of our year-end financial statements, any over-payment of prize payouts is calculated based on the percentage of over-payment as at December 31, which may vary significantly from the amount on January 31. For the period from February 1, 2001 to December 31, 2001, we are due €12.8 million from Intralot S.A. with respect to the over-payment of *Stihima* prize payouts. We have not received this payment from Intralot S.A., and Intralot S.A. has asked that prize payouts that have not been claimed by players be set-off against the over-payment. Our board of directors is currently considering Intralot S.A.'s request.

The introduction of *Stihima* has had the effect of increasing the percentage of our revenues that we pay out to the winners of our games, which in 1999, prior to the introduction of *Stihima*, was 46.0% compared to 55.3% in 2000 and 56.5% in 2001. *Stihima* also has a lower gross margin percentage than our other games because of its different payout and commission structure. However, the lower gross margin percentage has been more than offset by increases in volume and revenues associated with *Stihima*.

Revenues

Our revenues consist of revenues generated by our games prior to the payment of any commissions. We recognize the revenues from our games upon completion of the games which occurs at least twice a week. In relation to *Stihima* games that require more than one of our normal twice-weekly settlement periods to complete, we recognize revenues on a cash basis.

Our lottery outlet agents pay amounts collected from players directly to us net of their own commission and any winnings paid by them. Each week is divided into two settlement periods (the first, from Tuesday morning to Thursday night and the second, from Friday morning to Monday evening). Payments from the lottery agents to us are due in each settlement period and are deposited directly into our bank accounts. In order for the lottery outlet agents to have cash to pay prize money to winners, we permit them to pay us up through the following Monday for the first settlement period and up through the following Thursday for the second settlement period.

Operating Expenses

Our operating expenses primarily consist of cost of sales, distribution costs and administrative expenses.

Cost of Sales. Our cost of sales consists principally of the following:

- prize payouts paid to lottery and betting winners;
- lottery agents' commissions;
- betting commissions payable to Intralot S.A.;
- depreciation;

- amortization, including the amortization of the cost of our concession;
- outside resources costs;
- staff cost, including salaries, retirement benefits and other benefits; and
- provisions for bad debt.

Prize payouts paid to lottery and betting winners of up to €5,000 per ticket are paid directly and immediately by the agent. For prize payouts paid to lottery and betting winners over €5,000 per ticket, winning tickets must be submitted to a credit institution authorized by us.

Our agents receive commissions of 12.0% of revenues for our games, with the exception of *Stihima* for which they receive a commission of 8.0%.

Betting commissions consist of the amount we pay Intralot S.A. for operating *Stihima* for us. For fixed odds betting games this commission amounts to (i) 11.0% for the first €58.6 million, (ii) 9.5% for the next €29.3 million, (iii) 9.0% for the next €58.6 million and (iv) 8.5% for any additional *Stihima* annual revenues.

Our amortization cost principally consists of the amortization of our 20-year concession contract on a straight-line basis. A percentage of the amortization of software owned by us is also included in our amortization cost, with the remainder included in administrative expenses and distribution costs.

Distribution Costs. Our distribution costs consist primarily of marketing and advertising expenditures relating to our existing games, other than *Stihima*. Under our agreement with Intralot S.A., Intralot S.A. carries out advertising related to *Stihima* and is required to commit 1.0% of *Stihima* sales, payable out of its commission, on advertising and promoting *Stihima*. Costs associated with the printing and distribution of our game tickets also are included in distribution costs.

Administrative Expenses. Our administrative expenses primarily consist of employee compensation.

Results of Operations

Three-month Periods Ended March 31, 2001 and 2002

Revenues. The following table sets forth our revenues from each of our games for the periods indicated.

	Three months ended March 31,			
	2002	Percentage of total revenues	2001	Percentage of total revenues
	(euro in millions, except percentages)			
Stihima	349.9	74.9%	239.3	66.9%
Joker	64.7	13.8	69.9	19.5
Lotto	18.8	4.0	21.2	5.9
Propo	20.7	4.4	16.5	4.6
Proto	13.1	2.8	10.2	2.9
Propo-goal	0.6	0.1	0.6	0.2
Total revenues	467.8	100.0%	357.6	100.0%

Our revenues increased by 30.8% from €357.6 million in the first three months of 2001 to €467.8 million in the first three months of 2002. This increase primarily reflected the continued popularity of *Stihima*. The increase in our revenues also reflected the fact that during the first three months of 2002 we were able to include professional Greek football games in our *Propo* and *Propo-goal* games. During the first three months of 2001, we were unable to do so because of a dispute with the Greek professional football association. The increase in our revenues also reflected increased revenues from *Proto* in the first three months of 2002 compared to the first three months of 2001 because prior to March 2001 *Proto* could only be played in combination with *Lotto*, while subsequent to that time *Proto* could be played with any of our games, except *Stihima*, or played separately.

Cost of Sales. The following table sets forth our principal cost of sales for the periods indicated.

	Three months ended March 31,			
	2002	Percentage of total revenues	2001	Percentage of total revenues
	(euro in millions, except percentages)			
Prize payouts to lottery and betting winners	265.8	56.9%	192.4	53.8%
Lottery agents' commission	42.1	9.0	33.3	9.3
Betting commissions	37.9	8.1	26.4	7.4
Other cost of sales	18.9	4.0	22.9	6.4
Total cost of sales	364.7	78.0%	275.0	76.9%

Our cost of sales increased by 32.6% from €275.0 million in the first three months of 2001 to €364.7 million in the first three months of 2002. The increase was principally due to increased prize payouts to lottery and betting winners as a result of the volume of *Stihima* ticket sales and, in addition, to the fact that the *Stihima* payout percentage during the first three months of 2002 was higher than the *Stihima* payout percentage during the first three months of 2001. To a lesser extent, the increase in the first three months of 2002 compared to the first three months of 2001 principally reflected betting commissions we paid to Intralot S.A. in relation to its operation of *Stihima* and increased commissions paid to our lottery agents relating to *Stihima.*

Gross Profit. Reflecting the above factors, our gross profit increased by 24.7% from €82.7 million in the first three months of 2001 to €103.1 million in the first three months of 2002.

Distribution Costs. Our distribution costs increased by 78.5% from €3.6 million in the first three months of 2001 to €6.3 million in the first three months of 2002. The increase was primarily due to increased marketing and advertising expenditures relating to our existing games, other than *Stihima*, reflecting our decision to implement a comprehensive advertising and marketing strategy. Under our agreement with Intralot S.A., Intralot S.A. carries out advertising related to *Stihima* and is required to commit 1.0% of *Stihima* sales, payable out of its commission, on advertising and promoting *Stihima.*

Administrative Expenses. Our administrative expenses decreased by 31.3% from €4.8 million in the first three months of 2001 to €3.3 million in the first three months of 2002. The largest component of our administrative expenses is employee compensation. In the first three months of 2001, our administrative expense was increased by a one-time change in our accounting method from a cash to an accrual basis. As a consequence of this change, our employee compensation costs in the first three months of 2001 were increased by the payment (and accrual) of 2000 bonuses in the quarter. In the first three months of 2002, we paid bonuses for 2001, however, this amount was accrued during 2001 and therefore was not reflected in administrative expenses for the quarter.

Profit from Operations. Reflecting the above factors, our profit from operations increased by 23.7% from €75.9 million the first three months of 2001 to €93.9 million in the first three months of 2002.

Tax Expense. Our tax expense increased to €34.4 million for the first three months of 2002 from €33.8 million for the first three months of 2001. Our tax expenses for the two periods however are not comparable. We calculated our tax expense for first three months of 2001 by taking the actual tax expense for the full year and dividing it by four. In accordance with IAS, tax expense for the first three months of 2002 was calculated by multiplying taxable income for the period by the effective tax rate from the previous year.

Net Profit for the Period. Reflecting the above factors, our net profit for the period increased by 47.0% from €41.5 million in the first three months of 2001 to €61.0 million in the first three months of 2002.

Years Ended December 31, 1999, 2000 and 2001

Revenues. The following table sets forth our revenues from each of our games for the periods indicated.

	Year ended December 31,					
	2001	Percentage of total revenues	2000	Percentage of total revenues	1999	Percentage of total revenues
	(euro in millions, except percentages)					
Stihima	1,313.8	72.8%	997.8	68.7%	—	—
Joker	294.9	16.3	230.3	15.8	316.2	50.4%
Lotto	76.9	4.3	84.1	5.8	103.4	16.5
Propo	64.7	3.6	92.4	6.4	148.2	23.6
Proto	52.9	2.9	44.7	3.1	50.9	8.1
Propo-goal	2.3	0.1	4.1	0.3	9.0	1.4
Total revenues	1,805.5	100.0%	1,453.4	100.0%	627.7	100.0%

Our revenues increased by 131.5% from €627.8 million in 1999 to €1.5 billion in 2000 and increased by a further 24.2% to €1.8 billion in 2001.

The increase in our revenues in 2000 compared to 1999 was principally due to the introduction and popularity of our new game, *Stihima,* on January 28, 2000. In 2000, *Stihima* generated €997.8 million in revenues representing 68.7% of our total revenues. However, the introduction and popularity of *Stihima* contributed to a reduction in revenues from our other games as players bought *Stihima* tickets instead of tickets for the other games. Revenues from *Joker* decreased by 27.2% in 2000 compared to 1999, which reflected both the popularity of *Stihima* and fewer jackpot roll-overs in 2000 compared to 1999. Higher jackpots resulting from roll-overs tend to increase *Joker* ticket sales. Revenues from *Lotto* decreased in 2000 compared to 1999 in part because of the introduction of *Stihima* and in part because *Lotto* lost players to *Joker*. *Lotto*'s decrease in popularity was in part attributable to the decline in popularity that typically is seen in games as they become older and in part attributable to the fact that *Joker* has a greater number of winning categories and larger jackpots. The decrease in revenues from *Propo* and *Propo-goal* reflected both the popularity of *Stihima* and a dispute with the professional football association that prevented us from including any games from the 2000 to 2001 professional football season in Greece in our *Propo* and *Propo-goal* games.

The increase in our revenues in 2001 compared to 2000 principally reflected increased revenues from *Stihima* and to a lesser extent increased revenues from *Joker*. In 2001, revenues from *Stihima* increased by a further 31.7% from €997.8 million in 2000 to €1.3 billion in 2001. The higher revenues from *Stihima* in 2001 compared to 2000 reflected the continued success of this game. In addition, we operated *Stihima* for all of 2001, but only for approximately 11 months in 2000. Revenues from *Joker* increased by 28.1% from €230.3 million in 2000 to €294.9 million in 2001, reflecting greater ticket sales resulting from a greater number of jackpot roll-overs in 2001 compared to the prior year. As in 2000, in 2001 revenues from *Lotto* continued to decrease in part because of the increased popularity of *Stihima* and in part because *Lotto* continued to lose players to *Joker*. Revenues from *Proto* increased by 18.3% in 2001 compared to 2000, largely because prior to March 2001 *Proto* could only be played in combination with *Lotto*, while subsequent to that time *Proto* could be played with any of our games, except *Stihima*, or played separately.

Cost of Sales. The following table sets forth our cost of sales by nature of expense for the periods indicated.

	Year ended December 31,					
	2001	Percentage of total revenues	2000	Percentage of total revenues	1999	Percentage of total revenues
	(euro in millions, except percentages)					
Prize payouts to lottery and betting winners	1,019.9	56.5%	804.0	55.3%	288.7	46.0%
Lottery agents' commission	163.4	9.1	133.9	9.2	74.9	11.9
Betting commissions	134.2	7.4	102.5	7.1	—	—
Other cost of sales	78.1	4.3	60.6	4.2	47.4	7.6
Total cost of sales	1,395.6	77.3%	1,101.0	75.8%	411.0	65.5%

Our cost of sales increased by 167.6% from €411.1 million in 1999 to €1.1 billion in 2000 and increased by a further 27.3% to €1.4 billion in 2001.

The increase in cost of sales in 2000 compared to 1999 was principally due to increased prize payouts to lottery and betting winners as a result of the increased volume of *Stihima* ticket sales as well as the *Stihima*

60.0% payout percentage, which is higher than that of any of our other games, except for *Proto* (also 60.0%). To a lesser extent, the increase in 2000 compared to 1999 also reflected betting commissions we paid to Intralot S.A. in relation to its operation of *Stihima* and increased commissions paid to our lottery agents relating to *Stihima*. In addition, amortization costs increased in 2000 compared to 1999 due to the commencement of the amortization of our 20-year concession contract, which we entered into in December 2000. In 2000, we recorded a full year amortization charge of €16.1 million for the 20-year concession contract.

The increase in our cost of sales in 2001 compared to 2000 was principally due to increased prize payouts to lottery and betting winners as a result of the continued increase in popularity of *Stihima*. To a lesser extent, the increase in 2001 compared to 2000 also reflected betting commissions we paid to Intralot S.A. in relation to its operation of *Stihima* and increased commissions paid to our lottery agents relating to *Stihima* and *Joker*. In 2001, our cost of sales also included other expenses of €18.1 million primarily consisting of expenses relating to our operations in Cyprus, which previously had been included in distribution costs and administrative costs.

Gross Profit. Reflecting the above factors, our gross profit increased by 62.7% from €216.6 million in 1999 to €352.4 million in 2000 and increased by a further 16.3% to €409.9 million in 2001.

Other Operating Income. Our other operating income decreased by 77.8% from €12.6 million in 1999 to €2.8 million in 2000. In 2001, our other operating income increased by 146.4% to €6.9 million. In 1999, other operating income primarily consisted of reimbursements from the Hellenic Republic for our costs related to advertising. Following our reorganization as a *société anonyme*, we no longer have this arrangement. In 2000 and 2001, other operating income primarily consisted of payments from the Ministry of Culture for employees we seconded to the Ministry. These employees performed services for the Ministry of Culture without direct reimbursement to us until the end of 1999. In addition, other operating income also consisted of rental income on certain properties we have let to the General Secretariat of Athletics.

Distribution Costs. Our distribution costs decreased by 10.3% from €16.5 million in 1999 to €14.8 million in 2000 and increased by 34.5% to €19.9 million in 2001. The decrease in distribution expenses in 2000 compared to 1999 was primarily due to decreased marketing and advertising expenses relating to our existing games other than *Stihima*. The increase in distribution expenses in 2001 compared to 2000 was primarily due to increased marketing and advertising expenditures relating to our existing games, other than *Stihima*, reflecting our decision to implement a comprehensive advertising and marketing strategy.

Administrative Expenses. Our administrative expenses increased by 34.3% from €10.2 million in 1999 to €13.7 million in 2000. In 2001, our administrative expenses increased by 44.5% to €19.8 million. The largest component of our administrative expenses is employee compensation. The increase in administrative expenses in 2000 compared to 1999 was primarily due to increased salaries. The further increase in administrative expenses in 2001 compared to 2000 was principally due to increased bonus payments. In 2001, we paid our employees a 2000 bonus which had not been paid in 2000. We also paid increased 2001 bonuses because of the substantial increase in our revenues.

Profit From Operations. Reflecting the above factors, our profit from operations increased by 64.6% from €196.2 million in 1999 to €323.0 million in 2000 and increased by a further 16.6% to €376.7 million in 2001.

Net Financing Costs/Income. Our net financing income was €9.0 million in 1999 and €4.9 million in 2000 and our net financing costs were €1.8 million in 2001. The decrease in net financing income in 2000 compared to 1999 principally reflected an increase in interest expense related to an increase in average borrowings and, to a lesser extent, a decrease in interest income from third party loans. In December 2000, outstanding loans payable to us by the General Secretariat of Athletics were set-off against amounts we owed as consideration for our 20-year concession contract, and consequently we had no interest income from third party loans in 2001. The impact of this change on our net financing costs in 2001 was partially offset by a decrease in interest expense from 2000 to 2001, which in part reflected the fact that the weighted average interest rate on our bank borrowings decreased significantly in 2001 compared with 2000.

Tax Expense. Our tax expense increased from €1.0 million in 1999 to €13.3 million in 2000 and increased to €135.0 million in 2001. Prior to December 1999, we were not subject to income tax because we operated as a non-profit organization. Tax expense in 1999 related to other taxes paid as a result of an audit performed in 1998 covering the period from 1989 through 1999. In 2000, we were taxed at a statutory rate of 40.0% for corporations. However, in that year, certain adjustments were made to our taxable profit. The principal adjustment was the deduction of amounts we paid to the Hellenic Republic, which amounted to

€303.2 million, from our taxable profit. In 2001, as a result of listing on the Athens Stock Exchange, our statutory tax rate was reduced to 35.0%, however, our tax expense increased in 2001 compared to 2000 principally because our taxable profit was no longer calculated net of dividends paid to the Hellenic Republic. See Note 6 to our audited IAS financial statements.

In June 2002, we were audited by the Greek authorities in respect of 2000 and 2001. Following the audit, we paid an aggregate of €2.4 million in additional tax expenses in satisfaction of the amounts assessed in respect of those periods. However, the decision of the tax authorities in respect of value added tax for those years is still pending.

Net Profit for the Period. Reflecting the above factors, our net profit increased by 54.2% from €204.1 million in 1999 to €314.7 million in 2000 and our net profit decreased by 23.4% to €241.2 million in 2001.

Adjusted Net Profit. Reflecting the above factors, our adjusted net profit increased by 58.5% from €122.5 million in 1999 to €194.1 million in 2000 and by 24.3% to €241.2 million in 2001 from 2000. In order to fairly present our earnings per share we have made certain adjustments to net profits in light of the fact that our earnings for 1999 and 2000 were virtually free of taxation. See Note 8 to our audited IAS financial statements for an explanation of these calculations.

Liquidity and Capital Resources

Liquidity

The table below sets forth the principal components of our cash flows for the periods indicated.

	Year ended December 31,		Three months ended March 31,	
	2001	2000	2002	2001
	(euro in millions)			
Cash flows from operating activities	422.1	256.6	107.6	155.2
Cash flows from investing activities	(26.3)	(52.5)	2.9	1.6
Cash flows from financing activities	(173.9)	(158.0)	(5.6)	(82.3)

Cash Flows from Operating Activities. Our primary source of liquidity is cash generated from our operations. Our cash flows from operating activities was €155.2 million in the first three months of 2001 compared to €107.6 million in the first three months of 2002. The decrease in the first three months of 2002 principally reflected a decrease in cash generated from operations. This decrease primarily reflected the fact that we collected a significant settlement payment from Intralot S.A. in the first three months of 2001, but we have not yet received this payment in 2002.

Our cash flows from operating activities were €256.6 million in 2000 compared to €422.1 million in 2001. The increase primarily reflected increased cash generated from operations. In 2000, our current assets increased principally reflecting trade receivables due from Intralot S.A. under our agreement with it relating to *Stihima*. In early 2001, these amounts were settled in accordance with the terms of our agreement with Intralot S.A.

Cash Flows from Investing Activities. Our cash flows from investing activities were €1.6 million in the first three months of 2001 compared to €2.9 million in the first three months of 2002. The increase in the first three months of 2002 principally reflected increased interest received during the period.

Our cash flows used in investing activities were €52.5 million in 2000 and our cash flows used in investing activities were €26.3 million in 2001. In 2000, cash flows used in investing activities principally reflected loans we made to the Hellenic Republic amounting to €70.9 million, which were partially offset by interest received in respect of amounts borrowed on behalf of, and loaned to, the Hellenic Republic prior to our reorganization. In 2001, our cash flow used in investing activities principally reflected the first of two installments due in relation to the granting of our concession contract. The remaining installment is due on June 30, 2002.

Cash Flows from Financing Activities. Our cash flows used in financing activities were €82.3 million in the first three months of 2001 compared to €5.6 million in the first three months of 2002. Our cash flows used in financing activities in the first three months of 2001 principally consisted of dividends paid to the Hellenic Republic. Our cash flows used in financing activities in the first three months of 2002 consisted of the net repayment of certain borrowings.

Our cash flows used in financing activities were €158.0 million in 2000 compared to €173.9 million in 2001. In both periods, cash flows used in financing activities principally consisted of dividends paid. Until December 31, 2000, dividends paid were calculated as a specific percentage of the revenue from each lottery game and from *Stihima* and paid to the state when requested by the Hellenic Republic. Dividends for 2000 amounted to €308.9 million, of which €220.8 million was paid within the year while the remaining €88.0 million was included in the liabilities of the Company and paid in 2001. In 2001, dividends consisted of the payment of the remaining €88.0 million in dividends in respect of 2000 and an interim dividend of €54.2 million in respect of 2001.

As at March 31, 2002, we held €476.7 million of cash and cash equivalents. We currently anticipate making certain significant payments through September 2002. They consist of: (i) an income tax charge of €202.9 million payable in five monthly installments, the first of which was paid in May 2002; (ii) a final dividend payment for 2001 of €137.2 million; and (iii) the second and final installment of €38.1 million due on June 30, 2002 to the Hellenic Republic relating both to the amount outstanding on the consideration for our 20-year games concession and to €13.2 million owed to the Hellenic Republic and not set-off as part of the acquisition of the concession to operate our games.

Capital Resources

As at March 31, 2002, our outstanding long-term borrowings were €121.0 million and our short-term borrowings, including the current portion of our long-term borrowings, were €36.4 million.

Between 1997 and 2000, we entered into six unsecured syndicated long-term loan agreements primarily with Greek banks. As at March 31, 2002, the principal amount outstanding on the loans was €157.4 million. The loans mature between 2002 and 2007 and bear interest at a floating rate calculated on the basis of three- or six-month EURIBOR, plus a margin that ranges from 0.45% to 0.95%. The loans contain customary covenants and events of default. In addition, under certain of the loans we would be in default if the Hellenic Republic ceased to have control over us either directly or indirectly or if we use the proceeds of the loans for purposes other than for those they were granted. These loans were originally made to us for the account of the General Secretariat of Athletics and the Ministry of Culture for the purpose of funding their activities and obligations. The funding of these organizations, as well as the sponsoring of other athletic, cultural and social agencies was included within the scope of our activities prior to December 2000. Under the terms of our concession contract with the Hellenic Republic, a portion of the cost of the concession was offset with our claims against the Ministry of Culture and General Secretariat of Athletics in respect of these loans the repayment of which remains our obligation. Prior to that offsetting arrangement, we were entitled to charge the General Secretariat of Athletics and the Ministry of Culture for any amounts paid by us. This is no longer the case.

Contractual and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as of March 31, 2002 are set out below:

	Payments due and amount of commitment by expiration period		
	Total	1 year	1 - 5 years
	(euro in millions)		
Contractual obligations:			
Long-term borrowings	121.0	—	121.0
Short-term borrowings	36.4	36.4	—
Obligations to the Hellenic Republic	38.0	38.0	—
Other contractual commitments	28.1	14.4	13.6
Rental payments	0.9	0.7	—
Total contractual cash obligations	224.4	89.5	134.6

Capital Expenditures

Our capital expenditures of €2.3 million for 2001 consisted primarily of purchases of software, hardware, agency terminals and other equipment. Our capital expenditures of €326.8 million for 2000 consisted

primarily of the purchase of our 20-year concession. Our capital expenditures of €2.2 million for 1999 consisted primarily of purchases of software, hardware and other equipment.

Our proposed capital expenditures and investment plan contemplates expenditures of €12.4 million in 2002. These expenditures primarily relate to investments in software, hardware and other equipment for our new games and for upgrading our network of agents.

In 2003, we anticipate that our capital expenditures and investment plan will amount to €24.0 million. These expenditures will primarily relate to investments in software, hardware and other equipment to upgrade our network of agents and lottery outlets, to increase our branding and to purchase additional terminals.

In 2004, we anticipate that our capital expenditures and investment plan will amount to €51.7 million. These expenditures will primarily relate to investments in software, hardware and other equipment to increase our branding, to install an audio-visual communications system at the agents' premises and to purchase additional terminals.

Disclosure of Market and Credit Risks

We are exposed to interest rate risk principally in relation to our outstanding debt and our financial assets. We generally do not undertake any specific actions to cover our exposure to interest rate risk and at March 31, 2002 were not a party to any interest rate management transactions.

We also are exposed to market risk resulting from changes in foreign currency exchange rates to the limited extent we engage in international activities, in particular in Cyprus. Except in connection with our operations in Cyprus, we earn all of our revenues in euro and substantially all of our transactions and costs are denominated or based in euro. We have not adopted any formal foreign exchange risk management policy as we believe the operating income from our operations in Cyprus normally generates liquidity sufficient for our business needs there.

We are also exposed to credit risk in respect of entities to which we have lent funds, with which we have deposited funds or with which we have other contractual relationships. Credit risk concerns the risk that a counterparty with which we have entered into a contract, or to or with which we have lent or deposited funds, will not fulfill its financial obligations under these arrangements. While we have amounts receivable from various trade counterparties at any given time, we may from time to time have significant credit risk exposure to our agents and Intralot S.A.

We have sought to manage our credit risk exposure to Intralot S.A. in relation to its obligation to reimburse us on an annual basis if the *Stihima* payout exceeds the target of 60.0% in any year through a performance guarantee in the amount of €14.6 million. This amount represents the equivalent of approximately 1.0% of our revenues from *Stihima* in 2001.

We have sought to manage our credit risk exposure to our agents through various practices. First, each of our lottery agents is required to provide us with a deposit of approximately €600 as a guarantee. These deposits are aggregated and are available to us in the event of a default in payment by any of our agents. In addition, our board of directors has imposed a maximum amount (approximately €29,350) that an agent may owe during each settlement period. If the amounts owed by an agent to us exceed approximately €29,350 during any settlement period, the agent's terminal is automatically blocked from receiving wagers. Agents can apply to us to increase the maximum amount that may be owed during a given settlement period by providing us a letter of guarantee or a deposit of cash collateral. See "Business — Regulatory Matters — Relationship with Our Authorized Lottery Agents."

OUR BUSINESS

Introduction

We are the leading gaming company in Greece and currently hold the sole concession to operate and manage six existing numerical lottery and sports betting games, as well as five new numerical lottery games that we have yet to introduce. We also have the exclusive right to operate fixed odds betting, including international horseracing and greyhound racing. In addition, we hold the sole concession to operate and manage any new sports betting games in Greece as well as a right of first refusal to operate and manage any new lottery games permitted by the Hellenic Republic.

We currently operate three numerical lottery games (*Joker, Lotto* and *Proto*) and three sports betting games (*Stihima, Propo* and *Propo-goal*). We have also designed five new lottery games (*Bingo, Kino, Extra 5, Super 3* and *Super 4*), and plan to launch the first of these, *Extra 5* and *Super 3*, in the fourth quarter of 2002. We distribute our games through a network of approximately 5,130 dedicated but independent agents each with one or more terminals that is connected on-line with our data processing center in Athens. Approximately 2,060 of our lottery agents are located in Athens, 1,370 are located in central Greece and the Greek islands, and 1,530 are located in northern Greece. In addition, we have approximately 160 lottery agents in Cyprus.

In 2001, our share of the Greek lottery and sports betting market was approximately 78.0% and our share of the Greek gaming and wagering market was approximately 41.8%. In 2001, our revenues were €1.8 billion and our net earnings were €241.2 million. In the three months ended March 31, 2002, our revenues were €467.8 million and our net earnings were €61.0 million.

In 2001, we derived 72.8% of our revenues from *Stihima*, our most popular game, up from 68.7% in 2000. In 2001, we derived 16.3% of our revenues from *Joker*, our next most popular game, up from 15.8% in 2000.

Our Competitive Strengths

We believe we have the following competitive strengths:

20-year Concession on Numerical Lottery and Sports Betting Games in Greece

We hold the sole concession for the three numerical lottery and the three sports betting games that we currently operate and manage. Our concession also covers five new numerical lottery games that we have designed and four of which we plan to introduce over the next two years. We have operated our six existing games under this concession since December 15, 2000. The concession will by its terms continue until 2020.

We also have the exclusive right to operate fixed odds betting, including international horseracing and greyhound racing. In addition, we hold the sole concession to operate and manage any new sports betting games in Greece as well as a right of first refusal to operate and manage any new lottery games permitted by the Hellenic Republic.

Our sole concession on our current games and our rights on future games provide us with a unique opportunity to maintain and increase our share of the Greek gaming market.

Extensive Dedicated Network of Agents

We distribute the games we operate and the services we provide through a network of approximately 5,500 on-line terminals located in approximately 5,130 authorized agent outlets throughout Greece and Cyprus.

Although we do not own these outlets, our agents are allowed to sell only our games and state-owned betting and gaming products.

By virtue of its size and presence throughout the country, our network constitutes a unique and effective means of distributing our games. As it is the largest on-line retail network of its kind in Greece, it also provides us with potential opportunities in non-gaming retail distribution (for example, advertising and tickets for sports events).

Experienced Management Team

The 12 members of our senior executive team combined have over 300 years of experience in the Greek gaming market. We have been in operation since 1959 and have developed unparalleled know-how in the design, operation, marketing and distribution of sports betting games and numerical lotteries in the Greek market. The successful introduction of our numerical lotteries in the last decade and more recently, *Stihima,* demonstrates our ability to bring new games with broad appeal to the market.

Our 20-year concession granted in 2000 by the Hellenic Republic underpins the quality of our relationship with the Hellenic Republic and the regulatory authorities, as well as the positive social perception that we enjoy in Greece.

Financial Flexibility

Our outstanding borrowings as at March 31, 2002 were €157.4 million and our EBITDA for 2001 was €400.6 million. Our net profit for 2001 was €241.2 million.

Our cash-generative and non-capital intensive business and low financial leverage give us the financial flexibility to undertake investments required to introduce new games and capitalize on potential acquisition and international expansion opportunities as well as to restructure operations to increase efficiency.

Our Business Strategy

Our goal is to further strengthen our position as the leading Greek gaming company by maximizing the market penetration and popularity of our existing games and through domestic and selective international expansion. To achieve these objectives we intend to:

Maintain Our Leading Market Share in the Greek Gaming Industry

In order to increase revenues from our games and thereby maintain our position as the market leader in the Greek gaming industry, we intend to continue to invest in the development of new games and to redesign our existing games to make them more attractive to our customers. In general, we aim to attract a wider customer base by offering games that target wider audiences within the existing gaming market.

We currently intend to launch two new numerical games — *Extra 5* and *Super 3* — in the fourth quarter of 2002. In the first quarter of 2003, we intend to introduce *Kino*, another numerical lottery game. In addition, we also intend to introduce fixed odds international horserace and greyhound race betting and, in the future, potentially betting on sports events in Greece. We are also considering the possibility of the introduction of supplemental methods of betting, such as telephone, Internet and television betting, if and when such betting is permitted by the Hellenic Republic. We intend to revisit the timing of the introduction of new games based on the performance of existing games and potential changes in the regulatory framework allowing for the introduction of new games or permitted channels of distribution.

In addition, we are also considering the possibility of seeking some form of cooperation or transaction with ODIE. Independent advisers have been appointed to assist us in evaluating any possible arrangement. At present, we do not expect any such arrangement to be finalized within the next few months.

Restructure Our Agency Network

Although our agency network is operating successfully, we plan to restructure it by consolidating existing agency outlets within each region in which we operate in order to increase the network's operational efficiency and to maximize its use to sell our existing products and to introduce new products. By consolidating, and thereby increasing the size of our existing lottery outlets, our agents will be better positioned to operate more efficiently through more modern and uniform premises. They will also be better able to exploit additional potential revenue generating opportunities, including the sale of tickets for cultural or sports events (such as for football matches). In addition, our agents will be better positioned to take advantage of new transmission technologies.

We are currently developing a five-year plan to implement the restructuring of our network. To better formulate the plan, we intend to implement and monitor pilot programs in one or more of the regions in which we operate. We expect to achieve the consolidation of our lottery outlets through the use of incentives, such as subsidized loans to fund the agents' investment in larger premises.

Pursue Selective International Expansion

We intend to increase our presence in the gaming industry through selective international expansion. We have already begun discussions with the government of Cyprus to expand and modify our operations there. While our operations in Cyprus are currently conducted on a non-profit basis, we are in negotiations with the Cypriot government with respect to operating there on a commercial basis. Drawing from the experience gained from our operations in Cyprus, we are also considering expansion in other countries and currently are focusing on the possibility of expansion in southeastern Europe and non-EU Mediterranean countries.

Our History

In 1958, the Hellenic Republic established us as a private legal entity. We were originally founded to organize and operate the football pools "play slip," known as *Propo,* a sports betting game in which winning depends on correctly guessing the results of football matches. The profits from our activities subsidized and financed athletic, cultural and social events of the Hellenic Republic. As such, all of our profits were distributed to the Ministry of Culture and the General Secretariat of Athletics.

In 1959, we began operating *Propo* with 33 games each year. By 1992, we had increased the number of *Propo* games to 134 a year, the number currently played.

In 1990, we introduced *Lotto*, a numerical lottery game in which the jackpot is rolled-over to the next drawing if no *Lotto* ticket matches all six winning numbers. Initially, *Lotto* generated high revenues. However, since 1996 revenues generated from *Lotto* have decreased due to new games being introduced and saturation of the *Lotto* game in the Greek market.

In 1992, we introduced *Proto,* a random seven-digit number game generally played in combination with other lottery games, although it can also be played separately. Since 1997, revenues from *Proto* have declined partly as a result of the decline of *Lotto*, the game with which *Proto* is most commonly played in combination.

In 1996, we introduced *Propo-goal,* a game in which players must choose eight out of 30 football matches in which the football team is likely to have the greatest number of goals.

In 1997, we introduced the Super-13 category in *Propo*, which is played in combination with *Propo*. This game is a sports betting game in which winning depends on correctly guessing the results of 13 football matches plus an additional football match marked "Super 13."

In 1997, we also introduced *Joker,* a numerical lottery game, in which the jackpot is rolled-over to the next drawing if no *Joker* ticket matches all six winning numbers. *Joker* is currently our second most popular game.

In 1999, we reorganized into a *société anonyme,* which remained wholly-owned by the Hellenic Republic. We are registered with the Registry of Société Anonyme under the number 46329/06/B/00/15. Our tax registration number is 090027346. We are also members of the Chamber of Industry and Commerce of Athens under registration number 188148.

Furthermore, in 1999, following an international tender, we entered into an agreement with Intralot S.A. in which we assigned them certain parts of the operation of *Stihima.* The agreement also includes a risk management arrangement. Under the terms of this arrangement Intralot S.A. guarantees that the payout of *Stihima* will not, on an annual basis, exceed the agreed target annual payout and in the event it is exceeded, Intralot S.A. undertakes to pay any excess payout amount.

In December 2000, we entered into a 20-year concession contract with the Hellenic Republic for the exclusive operation and management of our 11 numerical lottery and sports betting games in Greece. Under the terms of the concession contract and the law governing its terms, we were also granted the exclusive right to operate and manage any new sports betting games in Greece. In addition, the concession contract and the law governing its terms grant us a right of first refusal to operate any new lottery games permitted by the Hellenic Republic, provided that we accept the right to operate the new lottery game within the time limit set by the Hellenic Republic (which cannot be shorter than four months). The purchase price for the 20-year concession was €322.8 million. Most of the consideration for the concession was offset against several claims we had against various Hellenic Republic bodies, the General Secretariat of Athletics and the Ministry of Culture. An additional €29.3 million was capitalized. The remaining €62.9 million and an additional €13.2 million owed to the Hellenic Republic was to be paid in two equal installments. The first installment was paid on June 30, 2001 and the remaining installment is due on June 30, 2002.

Since the grant of our concession in December 2000 and the law governing its terms, we are no longer required to distribute all of our profits to the Hellenic Republic. Instead, we distribute some of our profits to our shareholders in the form of dividends. We now base our business decisions on commercial criteria. However, since the Hellenic Republic holds a majority of our ordinary shares, it continues to control the operation and management of our business. The Hellenic Republic has also retained the right to approve the rules of our games, our agents' commissions and the payout in respect of each game. This is in addition to the Hellenic Republic's general regulatory authority over the gaming and wagering industry. Through these arrangements, the Hellenic Republic intends to achieve certain public interest objectives. The concession granted to us on an exclusive basis is intended, for example, to: confine the desire to gamble and the exploitation of gambling within controlled channels, minimize the risk of fraud or crime in the context of such exploitation and provide the Hellenic Republic, as shareholder, with proceeds to finance its public interest purposes.

On January 28, 2000, we introduced *Stihima*, a fixed odds betting game that currently allows players to wager on football games, basketball games, Formula One and sporting events. *Stihima* almost immediately became, and currently is, our most popular game. In 2001, *Stihima* generated €1.3 billion in revenues representing approximately 72.8% of our total revenues.

On April 25, 2001, we completed our initial public offering and we listed our ordinary shares on the Main Market of the Athens Stock Exchange. The Hellenic Republic sold 5.4% of our ordinary shares through a public offering and through a private placement to employees and agents. The participants of the private placement received a 10.0% discount on the offering price. As a retention incentive, the Hellenic Republic distributed one free ordinary share for every 10 ordinary shares owned (not to exceed 100 ordinary shares per investor) to investors, other than institutional investors, that held the ordinary shares for at least six months. The proceeds of our initial public offering were collected by the Hellenic Republic as part of its privatization program.

Industry Overview

Global Gaming Market

The gaming industry is divided into three industry sectors. These sectors are comprised of: the lottery sector, the gambling sector (games played in casinos) and the betting sector (for example, sports betting). Our business currently involves operations in the lottery and betting sectors.

Lotteries and other games are usually operated through a network of computer terminals installed in retail locations. The on-line terminals are linked to a data processing center at the lottery headquarters by dedicated telephone lines.

In 2001, the global gaming market was worth an estimated €1,002.0 billion of which €141.9 billion (14.2%) related to the lottery industry and €255.0 billion (25.4%) related to the sports betting sector.

The European Union has not created a legal framework to secure state monopolies in the gaming and wagering market. However, through various judicial decisions, the European Union has acknowledged the legality under European Union law of state lottery monopolies. The lottery sector is heavily regulated at the state level throughout the European Union. Most commonly, lotteries and other games are operated by state-owned commercial entities pursuant to licenses or concessions.

Greek Gaming Market

The total legalized gaming market in Greece was worth €4.2 billion in 2001, which represented 3.2% of GDP or €380 per capita.

The following table sets forth, for the periods indicated, revenues generated from the legal Greek gaming market.

	Revenue generated from Greek gaming market					
	1997	1998	1999	2000	2001	% Change 1997-2001
	(euro in thousands, except percentages)					
OPAP S.A.	514,225	669,420	591,753	1,420,156	1,766,380	245.5%
State-owned lotteries (including scratch-cards)	483,002	473,297	465,280	472,109	497,814	3.1
Horserace betting	203,592	262,756	330,374	347,944	349,309	71.6
Casinos	1,249,136	1,126,547	1,342,627	1,535,730	1,614,087[1]	29.2
Total	2,449,955	2,532,021	2,730,034	3,775,939	4,227,590	72.6%

(1) Market shares for casinos in 2001 are based on press estimates (article in the Ependitis newspaper, dated January 13, 2002).

Like most other European countries, the Hellenic Republic still wholly regulates the domestic gaming sector. Through the Organization of National Lotteries the Hellenic Republic operates two lotteries, KRATIKO and LAIKO, and state-owned scratch-cards. All other lottery and sports betting games are operated by us.

Betting on domestic horseracing is operated by ODIE. However, fixed odds betting on Greek horseracing and betting on international horseracing is not yet available. Telephone and digital television betting are also not yet available, and there is currently no legal framework for Internet betting.

Since the provision of a number of private licenses in 1995, most of Greece's eight casinos are privately owned. Slot and fruit machines outside casinos are illegal and there are currently no figures available on how many exist in Greece. However, according to press estimates around 150,000 to 200,000 exist in Greece and the illegal gaming market is equivalent in size to the legal gaming market.

Description of Our Games and Services

We currently operate three numerical lottery games (*Joker*, *Lotto* and *Proto*) and three sports betting games (*Stihima*, *Propo* and *Propo-goal*). The table below sets forth our revenues by game for the years ended December 31, 2001, 2000 and 1999.

	As of December 31,		
	2001	2000	1999
	(euro in millions)		
Stihima	1,313.8	997.8	—
Joker	294.9	230.3	316.2
Lotto	76.9	84.1	103.4
Propo	64.7	92.4	148.2
Proto	52.9	44.7	50.9
Propo-goal	2.3	4.1	9.0
Total	1,805.5	1,453.4	627.7

Our Games

General Operating Terms

Following a decision of our board of directors and approval by the Finance and Culture ministers, we produced and published "General Games Operations and Conduct Rules" which set out each game's characteristics, participation terms, participation validity, establishment of a control committee, cancellations, winner selection, distribution to winners and other terms. In addition, we publish "Operation Rules" that are approved by the Finance and Culture ministers, which set out each game's characteristics, organization and operation, financial terms and conditions, distributions to winners and agents' commissions, and the breakdown of distributions within each winning category.

Stihima

We introduced *Stihima* in 2000. It is currently our most successful game. In 2001, *Stihima* accounted for 72.8% of our €1.8 billion in revenues.

Stihima Customers. The *Stihima* game targets a diverse clientele and is played by substantially more men than women (with men representing 87.0% of the customer base and women representing 13.0% of the customer base). *Stihima* players are well distributed by age category. Most *Stihima* players range from 18 to 34 years of age. The average *Stihima* player wagers more money than the average player of our other games.

Rules of Stihima. The *Stihima* game is a fixed odds betting game in which winning depends on correctly guessing the results of sports events, and other events that by their nature allow for wagering. Existing fixed odds games include wagering on football games, basketball games and other sports events (for example, Formula One and international football cups). We currently do not offer any non-sporting event wagering. In addition, Greek football and basketball matches, or any other sporting or non-sporting events organized by Greek organizations, are currently not included in the games of *Stihima*. Players must predict the correct results of a varying number of events (from one to 10) among a range of events set by each program (which may be up to 216 events).

Stihima is played daily. The minimum wagering amount for each *Stihima* ticket is €0.30. The maximum wagering amount for a single *Stihima* ticket is approximately €29,350. However, under certain circumstances, our chairman can raise the ceiling on the maximum wagering amount. There is no maximum number of tickets that may be purchased by any one player.

The maximum jackpot from a single *Stihima* ticket may not exceed approximately €0.7 million. The target payout for *Stihima* is 60.0% of the total amounts wagered on an annual basis, although because *Stihima* is a fixed odds game, the payout will vary for any given game. See "— Our *Stihima* Risk Management Arrangements." On an annual basis, *Stihima* has the highest payout of any game that we operate to date.

Stihima Prize Money. The amount of prize money awarded to each winner depends on the amount wagered by the respective player and the odds given on the results that the player predicted correctly.

Collection of Stihima Wagers. *Stihima* wagers are collected at our lottery agents' outlets. Our lottery outlet operators receive an 8.0% commission from each *Stihima* game. In addition, an average of 8.7% of the proceeds from *Stihima* is paid to Intralot S.A. on a monthly basis under a commission formula set out in our agreement with them.

We generated revenues of €1.3 billion in 2001 and €997.8 million in 2000 from our operation of the *Stihima* game.

Operation of Stihima. We have assigned to Intralot S.A. certain parts of the operation of *Stihima* for seven years ending January 2007. We have the option of extending this agreement for an additional three years. Under the terms of this agreement, Intralot S.A. selects the sports betting events, sets the odds, prints the tickets, carries out advertising (which must be at least 1.0% of *Stihima* annual revenues, payable out of its commission), monitors the operation of *Stihima* and is responsible for the risk management of *Stihima*. They provide some of these services in cooperation with Ladbrokes Limited. Intralot S.A.'s operation of non-sports events betting requires our prior approval. Under our agreement, Intralot S.A. is also assigned certain parts of the operation of telephone betting games, provided these games are permitted by law. At present, only fixed odds games are operated. All future fixed odds and non-fixed odds betting games (excluding numerical lotteries) are also expected to be operated by Intralot S.A under our agreement, including wagering on athletics, horserace betting (except for non-fixed odds betting, such as domestic horserace betting) and greyhound racing. However, in accordance with the terms of this agreement, we retain exclusive management of the games and participate actively in many tasks related to their operation. In addition, Intralot S.A. trains our staff in all matters relating to the operation of our games, as required under the terms of our agreement.

Under the terms of the agreement, Intralot S.A receives the following monthly compensation:

- for fixed odds betting games (excluding telephone betting), (i) 11.0% for the first €58.6 million of *Stihima* annual revenues, (ii) 9.5% for the next €29.3 million of *Stihima's* annual revenues, (iii) 9.0% for the next €58.6 million of *Stihima's* annual revenues and (iv) 8.5% for any additional *Stihima* annual revenues;
- for non-fixed odds betting games (excluding telephone betting), a percentage equal to 6.0% of the games' gross revenues; and

- for telephone betting (once it is permitted by law) a percentage of the games' gross revenues equal to 10.0% in the case of fixed odds betting games and 5.0% in the case of non-fixed odd betting games.

Either party may terminate the agreement in the event of a breach of a material obligation on the part of the other party. Intralot S.A has the right to terminate the agreement in the event that the performance of its obligations under the agreement is not profitable, by giving us six months' written notice, a time period that we consider to be sufficient to allow us to organize and ensure the smooth transfer of the operations of *Stihima*. Upon giving written notice of termination of the agreement, Intralot S.A. is required to deliver to us all hardware and software used for carrying out the operation of *Stihima*.

Intralot S.A bills us monthly for the amounts due under this agreement, including any taxes, duties and withholdings, plus value added tax.

Joker

Joker is a numerical lottery game. We introduced the game in 1997 in response to declines in revenues from *Lotto*.

Joker Customers. The *Joker* game targets a diverse clientele. Women represent 40.0% of the customer base and men represent 60.0% of the customer base. *Joker* players are well distributed by age category. Most *Joker* players range from 20 to 45 years of age.

Rules of Joker. The *Joker* game is based on the drawing of five numbers from a drawing machine that contains 45 numbers and the drawing of one number from a drawing machine that contains 20 numbers. The six numbers drawn from both of the drawing machines determine the winners. The drawing machines are located in Athens. *Joker* drawings are broadcast on television and take place twice a week on Thursdays and Sundays.

Joker wagers may be placed at any lottery outlet by selecting five numbers out of 45 numbers from the first board of the ticket and one number out of 20 numbers from the second board of the ticket. The price for each *Joker* single combination is €0.30. The players are offered the opportunity, at an additional charge, to select more combinations by ticking more than five numbers from the first board of the ticket and more than one number from the second board of the ticket.

Winning categories are determined by the amount of numbers ticked by each player in each board that coincides with the numbers drawn from the drawing machine for each board. The winning categories are determined as follows:

Winning category	First board winning numbers	Second board winning numbers
First winning category	5	1
Second winning category	5	0
Third winning category	4	1
Fourth winning category	4	0
Fifth winning category	3	1
Sixth winning category	3	0
Seventh winning category	2	1
Eighth winning category	1	1

The total *Joker* payout is 50% of total amounts wagered on each drawing. If there is no winner in one of the eight categories, the jackpot corresponding to that category is rolled-over to the next drawing.

The prize money for the eight winning *Joker* categories are determined as follows:

First winning category	39.8% out of the total payout
Second winning category	17.7% out of the total payout
Third winning category	9.4% out of the total payout
Fourth winning category	3.6% out of the total payout
Fifth winning category	7.3% out of the total payout
Sixth winning category	6.9% out of the total payout
Seventh winning category	4.6% out of the total payout
Eighth winning category	10.7% out of the total payout

Joker Prize Money. If the prize money corresponding to a winning combination in a category is greater than the corresponding prize money of a winning combination of a higher category, these two amounts are added and the prize money is distributed equally among the winners of these two categories. If, on the other hand, the amount that corresponds to a winning combination is below €0.30 no prize money is paid out in this category and the entire prize money for this category is rolled-over and added to the respective category's next drawing. A combination winning in one category is excluded from winning in a lower category.

Collection of Joker Wagers. *Joker* wagers are collected at our lottery agents' outlets. Our lottery agents receive a 12.0% commission from each *Joker* drawing.

We generated revenues of €294.9 million in 2001, €230.3 million in 2000 and €316.2 million in 1999 from our operation of the *Joker* game.

Lotto

Lotto is a traditional lottery game which purportedly originated about 500 years ago. Historically, *Lotto* was one of our most successful games. In recent years we have introduced more games, as its popularity has decreased.

Lotto Customers. The *Lotto* game targets a diverse clientele and is played by substantially equal numbers of men and women (with women representing 46.0% of the customer base and men representing 54.0% of the customer base). *Lotto* players are also well distributed by age category. Most *Lotto* players range from 20 to 45 years of age. According to Metron Analysis S.A., at least 80.0% of the Greek public has played *Lotto* at least once.

Rules of Lotto. The *Lotto* game is based on the drawing of six numbers from a drawing machine that contains 49 numbers ranging from one to 49. The six numbers drawn from the drawing machine determine the winners. We have one drawing machine located in Athens. *Lotto* drawings are broadcast on television and radio and take place twice a week on Wednesdays and Saturdays.

Lotto wagers may be placed at any lottery outlet by ticking a minimum of two sets of six numbers from the three available fields of boxes on each *Lotto* ticket. The price for each *Lotto* wager is €0.15 (accordingly, the minimum price for each *Lotto* ticket is €0.30). The players are offered the opportunity, at an additional charge, to select more than two combinations by ticking an additional set of six numbers in the third available field of each *Lotto* ticket or by ticking more than six numbers per field.

Winning categories are determined by the amount of numbers ticked by each player that coincides with the numbers drawn from the drawing machine. Players that have selected all six winning numbers are classified in the first winning category, players that have selected five out of the six winning numbers are classified in the second winning category, players that have selected four out of the six winning numbers are classified in the third winning category and players that have selected three out of the six winning numbers are classified in the fourth winning category.

The total *Lotto* payout is made up of 45.0% of total amounts wagered on each drawing following the deduction of the commission payable to the agents (*i.e.*, 39.6% of total amounts wagered on each drawing). If there is no winner in one of the four categories, the jackpot corresponding to that category is rolled-over to the next drawing.

The prize money for the four winning *Lotto* categories is determined as follows:

First winning category	43.5% out of the total payout
Second winning category	24.0% out of the total payout
Third winning category	18.0% out of the total payout
Fourth winning category	14.5% out of the total payout

Lotto Prize Money. If the prize money corresponding to a winning combination in a category is greater than the corresponding prize money of a winning combination of a higher category, then these two amounts are added and the prize money is distributed equally among the winners of these two categories. If, on the other hand, the amount that corresponds to a winning combination is below €0.30 no prize money is paid out in this category and the entire prize money for this category is rolled-over and added to the respective category's next drawing. A combination winning in one category is excluded from winning in a lower category.

Collection of Lotto Wagers. *Lotto* wagers are collected at our lottery agents' outlets. Our lottery agents receive a 12.0% commission from each *Lotto* drawing.

We generated revenues of €76.9 million in 2001, €84.1 million in 2000 and €103.5 million in 1999 from our operation of the *Lotto* game.

Propo

Propo customers. The *Propo* game targets a clientele attracted to football and is played by substantially more men than women (with men representing 78.0% of the customer base and women representing 22.0% of the customer base). *Propo* players are also well distributed by age category. Most *Propo* players range from 25 to 44 years of age.

Rules of Propo. The *Propo* game is a sports betting game in which winning depends on correctly predicting the results of a series of 13 football matches plus an additional football match marked "Super 13." On the basis of the number of correct predictions of the results of football matches, winners are classified into categories as follows: the special category 13+1 includes winners who have correctly predicted the results of the 13 football matches and the additional football match marked "Super 13"; category one includes winners who have correctly predicted the results of the 13 football matches; category two includes winners who have correctly predicted the results of the 12 football matches; and category three includes winners who have correctly predicted the results of the 11 football matches.

The football matches that make up the ticket of each *Propo* game are selected by us upon the recommendation of a committee made up of seven representatives, which include one representative from a daily newspaper sports editors union knowledgeable in football, one representative from the Greek Professional Football Association, one representative from the Greek Football Association and one representative from the lottery outlet agents' syndicate. The appointment of the members of the committee is made by our board of directors.

Propo takes place from one to three times a week on Wednesdays, Saturdays and Sundays depending on the football schedule. *Propo* tickets are made up of Greek and European football matches. The price for each *Propo* wager is €0.10 (accordingly, the minimum price for each *Propo* ticket is €0.20).

The commission payable to the agents amounts to 12.0% of the proceeds of each *Propo* game. If the *Propo* ticket includes Greek football matches, an additional 7.04% of total amounts wagered on each game is payable to the Greek Professional Football Association. The Hellenic Republic is contemplating an increase in this percentage to 10.6% of the total amount wagered on each game payable regardless of whether the *Propo* ticket includes Greek football matches on the condition that the Greek Professional Football Association has fulfilled certain obligations owed us. The total *Propo* payout is made up of 53.0% of total amounts wagered on each game following the deduction of the above amounts (*i.e.*, 42.9% of total amounts wagered on each drawing, if Greek football matches are included in the *Propo* ticket) and is made up as follows:

- 8.0% out of the total payout as bonus to winners of special category 13+1
- 45.0% out of the total payout for the three winning categories, for which the prize money is determined as follows:

First winning category	40.0% out of the total payout
Second winning category	33.0% out of the total payout
Third winning category	27.0% out of the total payout

If there is no winner in special category 13+1 or in the third winning category, the jackpot of each category is rolled-over to the next game of the respective day of the week. If there is no winner in category one or in category two, the jackpot of each category is not rolled-over to the next game, but is instead rolled-into the corresponding lower category's jackpot. For example, if there is no winner in category two, its jackpot is rolled-into category three.

Propo Prize Money. If the prize money corresponding to a winning combination in a category is greater than the corresponding prize money of a winning combination of a higher category, these two amounts are added and the prize money is distributed equally among the winners of these two categories. If, on the other hand, the prize money that corresponds to a winning combination in a category is below €0.88 no prize money is paid out in this category and the entire prize money for this category is rolled-over and added to the category's next game of the respective day of the week.

Collection of Propo Wagers. *Propo* wagers are collected at our lottery agents' outlets. Our lottery agents receive a 12.0% commission from each *Propo* game.

We generated revenues of €64.7 million in 2001, €92.4 million in 2000 and €148.2 million in 1999 from our operation of the *Propo* game.

Proto

Proto Customers. The *Proto* game targets a diverse clientele and is played by substantially equal numbers of men and women (with men representing 56.0% of the customer base and women representing 44.0% of the customer base). *Proto* players are well distributed by age category. Most *Proto* players range from 25 to 54 years of age.

Rules of Proto. The *Proto* game is included on the tickets of all our other games, except *Stihima*, or may be played separately. The *Proto* game is based on the drawing of a seven-digit number from a drawing machine that contains seven series of numbers from zero to nine, each digit being selected from one of the seven series of numbers. The seven-digit number drawn from the drawing machine determines the winners. On the basis of the numbers drawn, winners are classified into six categories according to the number of digits they matched and whether they matched the correct sequence.

The *Proto* drawing machine is located in Athens. *Proto* drawings are broadcast on television and radio and take place twice a week on Thursdays and Sundays. When a player purchases a lottery ticket, the lottery terminal automatically issues a randomly generated seven-digit *Proto* number printed on the lottery ticket. The player can choose to enter the *Proto* draw by paying an additional €0.30 to activate the *Proto* number.

When *Proto* is played separately from other lottery games, players can simply select or have a terminal randomly select ("quick pick") a seven-digit number to be played in the *Proto* draw. Selection by the player is made by selecting one number from each of the seven series of numbers from zero to nine included in the ticket. Once a selection of a seven-digit number is made, a player can also play other seven-digit numbers that are sequential to the originally selected seven-digit number by choosing the number of sequential numbers the player wishes to play (either 2, 3, 4, 5, 6, 10, 20, 50 or 100). For example, if the player chooses 4759281 as his seven-digit number and three as the number of sequential numbers to play, the player will have chosen 4759281, 4759282 and 4759283 in the *Proto* draw. Alternatively, the player can have the terminal select a number of non-sequential seven-digit numbers to play (either 1, 2, 3, 4, 5, 6, 10, 20 or 30). For example, if the player chooses three, the terminal could randomly select 4263915, 6892379 and 5732814 as the player's numbers in the *Proto* draw.

The total *Proto* payout is made up of 60% of total amounts wagered on each drawing following the deduction of the commission payable to the agents (*i.e.*, 52.8% of total amounts wagered on each drawing). If there is no winner in one of the six categories, the jackpot corresponding to that category is rolled-over to the next drawing.

The prize money for the six winning *Proto* categories is determined as follows:

First winning category	19.58% out of the total payout
Second winning category	16.58% out of the total payout
Third winning category	16.58% out of the total payout
Fourth winning category	16.58% out of the total payout
Fifth winning category	16.58% out of the total payout
Sixth winning category	14.10% out of the total payout

Proto Prize Money. If the prize money corresponding to a winning combination in a category is greater than the corresponding prize money of a winning combination of a higher category, these two amounts are added and the prize money is distributed equally among the winners of these two categories. If, on the other hand, the amount that corresponds to a winning combination is below €0.30 no prize money is paid out in this category and the entire prize money for this category is rolled-over and added to the respective category's next drawing. A combination winning in one category excludes winning in a lower category.

Collection of Proto Wagers. *Proto* wagers are collected at our lottery agents' outlets. Our lottery agents receive a 12.0% commission from each *Proto* drawing.

We generated revenues of €52.9 million in 2001, €44.7 million in 2000 and €50.9 million in 1999 from our operation of the *Proto* game.

Propo-goal

Propo-goal customers. The *Propo-goal* game is played substantially by men (with men representing 83.0% of the customer base and women representing 17.0% of the customer base). *Propo-goal* players are well distributed by age category. Most *Propo-goal* players range from 20 to 54 years of age.

Rules of Propo-goal. The *Propo-goal* game is a sports betting game in which winning depends on correctly predicting the football matches (domestic and foreign) with the highest number of goals. Players must predict correctly the eight out of 30 football matches which will have the greatest number of goals. The football matches that make up the ticket of each *Propo-goal* game are selected by us upon the recommendation of the committee that picks matches for use in *Propo* games.

Propo-goal takes place every Sunday. *Propo-goal* wagers may be placed at any lottery outlet by selecting a minimum of two sets of eight football matches by ticking the numbers corresponding to each football match from the available fields of boxes on each *Propo-goal* ticket. The price for each *Propo-goal* wager is €0.10 (accordingly, the minimum price for each *Propo-goal* ticket is €0.20). Players are offered the opportunity, at an additional charge, to select more combinations by ticking more than eight matches.

On the basis of the number of correct football matches selected, winners are classified into three categories. Players that have correctly predicted the eight football matches are classified in the first winning category, players that have correctly predicted seven out of the eight football matches are classified in the second winning category and players that have correctly predicted six out of the eight football matches are classified in the third winning category.

The total *Propo-goal* payout is made up of 45.0% of total amounts wagered on each game, following the deduction of the commission payable to the agents (*i.e.*, 39.6 % of total amounts wagered on each game). If the *Propo-goal* ticket includes Greek football matches, an additional 7.04% of total amounts wagered on each game is payable to the Greek Professional Football Association. If there is no winner in one of the three categories, the jackpot corresponding to that category is rolled-over to the next game.

The prize money for the three winning categories is determined as follows:

First winning category	40.0% out of the total payout
Second winning category	33.0% out of the total payout
Third winning category	27.0% out of the total payout

Propo-goal Prize Money. If the prize money corresponding to a winning combination of a category is greater than the corresponding prize money of a winning combination of a higher category, these two amounts are added and the prize money is distributed equally among the winners of these two categories. If, on the other hand, the amount that corresponds to a winning combination is below €0.88 no prize money is paid out in this category and the entire prize money for this category is rolled-over and added to the respective category's next game.

Collection of Propo-goal Wagers. *Propo-goal* wagers are collected at our lottery agents' outlets. Our lottery agents receive a 12.0% commission from each *Propo-goal* game.

Propo-goal generates marginal revenues and serves a limited clientele. Because this game does not have any operational costs, we intend to continue its operation. We generated revenues of €2.3 million in 2001, €4.1 million in 2000 and €9.0 million in 1999 from our operation of the *Propo-goal* game.

New Games

We plan to introduce the following new games:

Super 3 is a numerical fixed odds lottery game based on the prediction of a three digit number drawn three times a day. The target payout will be 60.0% of the amount wagered with 7.0% paid to agents in commissions. We expect to introduce this game at the end of 2002.

Super 4 is similar to *Super 3* except that it is based on the prediction of a four digit number. No introduction date has been set for this game at this time.

Extra 5 is a numerical fixed odds lottery game, with daily drawings, that requires the prediction of five numbers out of 35 numbers. The total payout will be 56.0% of the amount wagered with 12.0% paid to agents in commissions. We expect to introduce this game at the end of 2002.

Kino is a numerical fixed odds lottery game with draws that take place every five to 10 minutes. Kino will require the installation of new technology that is estimated to cost €2.0 million. We intend to sell Kino through our existing agents and new agents located outside of our traditional network (*e.g.*, cafes). The payout to winners will be 70.0% of the amount wagered and commissions paid to lottery outlet agents will be 7.0%. We intend to introduce this game at the beginning of 2003 and have entered into an agreement with Intracom S.A. relating to the development, supply and installation of the software for Kino to our central data processing system and to provide certain other services.

Bingo will combine a numerical lottery with a weekly live television show. Players attempt to pick winning numbers drawn during the television program. The total payout will be 60.0% of the amount wagered with 12.0% paid to agents in commissions. We intend to introduce this game at the beginning of 2004.

Payment of Prize Money

Upon verification through agents' terminals by our terminal computer system, winnings of up to €5,000 per ticket are paid directly and immediately by the agent. For winnings over €5,000, winning tickets must be submitted to the credit institution authorized by us and are paid after seven days from the day of the drawing or wagering event (*i.e.*, after the lapse of the six day objection period) except that *Stihima* winnings over €5,000 are paid after three days from the day of the wagering event (*i.e.*, by the time the winners' data has been forwarded to the relevant credit institution). Prize money for the games cannot be collected after the lapse of six months from the date of the drawing or wagering event, except for *Stihima* for which prize money cannot be collected after the lapse of three months from the date of the wagering event.

Payment of Collected Wagers

Our lottery outlet agents pay amounts collected directly to us net of their own commission and any winnings paid by them. Each week is divided into two settlement periods (the first, from Tuesday morning to Thursday evening and the second, from Friday morning to Monday evening). Payments from the lottery agents to us are due on each settlement period and are deposited in our bank accounts in the credit institutions authorized by us. In order for the lottery outlet agents to have cash to pay prize money to winners, we permit them to pay us up through the following Monday for the first settlement period and up through the following Thursday for the second settlement period.

Our Stihima Risk Management Arrangement

Our agreement with Intralot S.A. also includes a risk management arrangement. Under the terms of this arrangement Intralot S.A. guarantees that the prize payouts from *Stihima* will not on an annual basis exceed in aggregate per category the agreed prize payout limits. In the event that the prize payout is higher than the prize payout targets, Intralot S.A. is required to pay the difference. Where the final annual *Stihima* payout is lower than 60.0%, the difference remains with us. For fixed odds betting (except horseracing and greyhound racing) the total prize payout target is 60.0% of the total annual gross revenues from such *Stihima* games for the year. The calculation of the final annual *Stihima* payout and settlement of the total prize payout is carried out annually on January 31. Under the terms of our agreement, the payout target for fixed odds betting is anticipated to be increased by a reasonable amount yearly, by agreement of the parties, but in no event is the payout target to exceed 65.0%. For fixed odds horseracing and greyhound racing, the total payout target for the first year of operation is 68.0% of the total annual gross revenues from *Stihima* games. We do not currently operate fixed odds horseracing and greyhound racing. For non-fixed odds games, the total prize payout target for the first year of operation is 55.0% of the total annual gross revenues from *Stihima*. We do not currently operate any non-fixed odds games. Intralot S.A. has agreed to pay the difference to us if these payout targets are exceeded in any given year.

Moreover, the agreement contains various minimum revenue guarantees from Intralot S.A. So long as we have in excess of 3,500 agents, Intralot S.A. has agreed to minimum revenue guarantees of at least €117.4 million for the first two years in aggregate (starting from the date we have in excess of 3,500 lottery agents) and between €102.7 to €146.7 million per year from the third year onwards. In the event that the minimum guaranteed amounts are not achieved, Intralot S.A. is required to indemnify us in an amount equal to 10.0% of the difference between the minimum revenues level guaranteed and the actual level of revenues in that year.

Distribution

We distribute our games through a network of approximately 5,130 dedicated agents each with one or more terminals that is connected on-line with our data processing center in Athens. Approximately 2,060 of our lottery agents are located in the district of Attica (which includes Athens and Pireaus), 1,370 are located in central and south Greece and the Greek islands, and 1,530 are located in northern Greece. In addition, we have approximately 160 lottery agents in Cyprus. Our agents pay the amounts collected from our games directly to us net of their own commission (8.0% or 12.0%, depending on the game) and any winnings paid by them.

The following table shows the geographical distribution of our authorized lottery outlets in Greece as of April 30, 2002:

Geographical regions	Authorized lottery agents	
Total in 1st zone (Athens — Pireaus):		2,064
Peloponnese	448	
Continental Greece (Sterea) — Euboia	324	
Epirus	139	
Crete	203	
Dodecanese	92	
Aegean Islands	104	
Ionian Islands	66	
Total in 2nd zone:		1,376
Thessaloniki	247	
Other Thessaloniki Municipalities	345	
Rest of Macedonia	525	
Thessaly	324	
Thrace	95	
Total in 3rd zone:		1,536
Cyprus		157
Total		5,133

Information Technology

Our terminal network is interconnected by dedicated lines provided by the OTE to our central processing center. Tickets are submitted at the local terminals and data is transferred to the data processing center. All the critical processing, including identifying the winning tickets and financial settlement with the agents, occurs at the data processing center. The actual payment on winning tickets (up to an amount determined by the board of directors) is made through on-line agency terminals and is independent of where the ticket was submitted.

Our central data processing system is maintained by Intracom S.A. pursuant to an agreement dated February 17, 1997. Under the agreement, Intracom S.A. further developed and expanded the existing IT system, developed and installed LOTOS (Lottery Operating System, the lottery software platform which was developed by Intralot S.A.), upgraded existing and supplied new agency terminals. Also, Intracom provides services relating to the installation and maintenance of the aforementioned and the operation of the IT system generally. The term of the agreement varies with the service provided. For maintenance services in respect of the new central system (hardware and software) and terminal software, the term extends to 2007. In respect of maintenance of the LOTOS software platform, the term extends to 2017. In respect of the maintenance of our existing IT system (software and hardware), agency terminal hardware and continued supervision of and responsibility over the operation of our IT systems, Intracom S.A.'s obligation to provide services extends until February 2004.

Following the conclusion of this agreement, we have, on several occasions, agreed with Intracom S.A. to extend its initial scope by purchasing additional equipment and requiring further services, the most important of which is the purchase of the software for *Joker* and *Proto*, and the purchase of new equipment and the upgrading of existing equipment.

In 2001, we paid Intracom S.A. €10.9 million (plus corresponding value added tax) for the services set out above. Intracom S.A. has submitted to us a guarantee of performance from the Alpha Bank in the amount

of €0.6 million in respect of the operation of the data processing system. In addition, Intracom S.A. submitted to us a second guarantee of performance from the National Bank of Greece in the amount of €0.9 million in respect of the entire agreement which has currently been reduced to €0.4 million.

Intracom S.A. must submit the source code of the central system software and terminals to us. In the event that Intracom S.A. terminates the agreement, Intracom S.A. must deliver to us the central system software and LOTOS software. In the event that Intracom S.A. terminates the agreement without adequate prior notice, we are entitled to immediately assign these services to a third party. In the case of a termination with adequate prior notice, we are required either to hold a public tender so as to find a new provider or to hire the necessary personnel ourselves.

As part of our plan to bring more of our information technology operation in-house, we intend to hire a further 120 full-time employees with expertise in information technology. The hiring of full-time staff is effected by a decision of our board of directors following a proposal by our managing director. The qualifications of the candidates are set in each case by the decision of our board of directors while the selection of permanent personnel takes place by means of examinations by a public administrative body.

Security

Reliability and transparency in relation to the operation of our games are ensured by several security measures designed to protect our information technology system from breaches in security such as illegal retrieval and illegal storage of data and accidental or intentional destruction of data. Our security measures cover our data processing system, our software applications, the integrity and availability of data and the operation of our on-line network.

Some of the steps we have taken to ensure the security of our games and services include the following:

- data transmission is encrypted using the CRC-16 algorithm, in order to protect information transmitted;
- access to the agency terminals is limited to the relevant agents and to technical support personnel;
- access to our processing data is possible only through the use of passwords and any attempt to access our processing data with an invalid password is automatically brought to the attention of our system managers;
- actual keys are used for access to hardware, logical keys are used for access to information throughout the system and there are differentiated levels of authorization for system access; and
- all game tickets that are confirmed are stored on optical magnetic disks which are transferred before the drawings or games to the Control Committee for verification purposes.

Marketing

We have made significant investments in advertising and promotional campaigns for our existing games as well as for the launch of our new games. We advertise on Greek television and radio, in print media and on the Internet. We also engage in promotional activities, conferences, trade fairs and sponsor sporting, cultural and other events. In 2001, we began implementing a comprehensive advertising and marketing strategy which includes the launching of a new advertising campaign for each of our games (excluding *Stihima*) and a new corporate campaign aimed at strengthening our brand. Typically, we also have a promotional campaign in which prizes are funded by prize money that was not collected by players. The campaign is conducted in the form of a raffle where players can win cars, vacations and other similar prizes.

In addition, we have our own Internet site at www.opap.gr that describes and promotes our games. Furthermore, Intralot S.A. has a separate *Stihima* Internet site at www.pamestihima.gr. Advertising and promotional activities relating to *Stihima* are carried out by Intralot S.A. pursuant to our agreement with them. Under the terms of our agreement, Intralot S.A. is required to spend at least 1.0% out of its 8.7% commission from *Stihima* on advertising and promoting *Stihima*.

In 1999 we spent €11.7 million on advertising and promotional activities, in 2000 we spent €13.0 million and in 2001 we spent €16.9 million, excluding advertising related to *Stihima* which is carried out by Intralot S.A. pursuant to our agreement with them.

Competition

The Greek gaming market consists of lottery and sports betting games (53.6%), casinos (38.2%) and horserace betting (8.3%). We are the largest gaming company in Greece, but currently operate only in the lottery and sports betting segments of the market, and sell all of our products through our network of agents.

The Greek gaming market has grown rapidly in recent years as gaming continues to become increasingly socially acceptable. In particular, we have faced increased competition from casinos since 1995 when the granting of private licenses was first granted by the Hellenic Republic.

The Hellenic Republic also supervises mutual horserace betting through ODIE. Domestic fixed odds betting and international horseracing are currently unavailable in Greece, but these will be introduced by us in due course.

Slot and fruit machines outside of casinos are illegal, but they exist in large numbers and will continue to compete with our business. In addition, we face competition from illegal gaming via the Internet.

We have faced some competition from international gaming companies via the Internet and this is likely to continue as cross-border gaming increases. However, Internet penetration in Greece is low compared to the rest of Europe and there is currently no legal or regulatory framework for the expansion of Internet gaming in Greece. Given our strong market position, we would expect to benefit from the opening of these and other distribution channels, such as telephone and television betting, as and when such operations become feasible in Greece.

The following table sets forth, for the periods indicated, the market share of each legal gaming sector in Greece:

	Market shares in Greek gaming sector				
	1997	1998	1999	2000	2001
	(in percentages)				
OPAP S.A.	21.0	26.4	21.7	37.6	41.7
State-owned lotteries (including scratch-cards)	19.7	18.7	17.0	12.5	11.8
Horserace betting	8.3	10.4	12.1	9.2	8.3
Casinos	51.0	44.5	49.2	40.7	38.2(1)
Total	100.0	100.0	100.0	100.0	100.0

(1) Market shares for casinos in 2001 are based on press estimates (article in the newspaper *Ependitis*, dated January 13, 2002).

Regulatory Matters

Our 20-year Concession Contract

Grant of Our Concession. In December 2000, we entered into a 20-year concession contract with the Hellenic Republic. The material terms of the concession contract and the law governing its terms are as follows:

- we have the exclusive right to operate our existing games (*Stihima, Joker, Lotto, Propo, Proto* and *Propo-goal*);
- we have the exclusive right to operate five new numerical lottery games (*Bingo, Kino, Extra 5, Super 3* and *Super 4*);
- we have the exclusive right to operate fixed odds betting, including international horseracing and greyhound racing; and
- we also have the exclusive right to operate and manage any new sports betting games as well as a right of first refusal to operate and manage any new lottery games permitted by the Hellenic Republic.

With respect to future games, the Hellenic Republic has granted us a right of first refusal to the exclusive right to operate such games. If we determine that we are not interested in operating the game in question, the Hellenic Republic can undertake the operation of the game itself, acting either through an administrative authority or organization or through a state-owned company. In the event that the Hellenic

Republic decides to grant such right to a third party, the consideration may not be lower than the consideration offered to us.

The exclusivity rights have been granted to us until October 12, 2020. Renewal of the concession contract is possible only if we have fully complied with the terms of the concession contract. However, the Hellenic Republic is not obliged to renew the concession contract. The amount of consideration will be renegotiated and must be mutually agreed upon by us and the Hellenic Republic. Renewal of the concession contract may be agreed upon after 15 years from the date of the concession contract (December 2015) but not later than two years before the expiry of the concession contract in December 2020.

Our main obligations in relation to the operation of our games are:

- compliance with the regulatory framework (in particular, transparency requirements and inter-state agreements);
- operation and maintenance of information technology systems;
- compliance with the rules of our games; and
- retention of books and other evidence for supervision purposes.

The Hellenic Republic retains the right to supervise our activities and to secure compliance with the terms of the concession contract and the law governing its terms and with any other of our obligations. The Hellenic Republic retains the right to amend unilaterally the legislative and regulatory framework governing the manner and the methods of the operations of our games.

We are supervised by the Minister of Culture (responsible for issues related to athletics). We are required to prepare a number of periodical financial statements and reports (for example, reports regarding quarterly revenues per game) and in general to provide to the Hellenic Republic any documents or other information it requests. The Hellenic Republic is entitled to immediate access to any books, records or any other information or to any systems relevant to the management of our games, regardless of whether they are kept by us or by any other third party, to the extent that this does not cause any disruption to the conduct of our games.

If we fail to comply with the law or the terms of the concession contract, but a right to terminate the concession contract is not exercised, the concession contract provides for a series of "penalty" payments paid by us to the Hellenic Republic.

The Hellenic Republic has the right to revoke our 20-year concession contract under the following circumstances:

- non-compliance with the material regulations for the operation of the games or our articles of association;
- non-compliance with our material obligations towards the players of our games;
- our violation of certain laws or regulations; and
- the material failure of our electronic or other systems used for the operation of our games.

The Hellenic Republic must notify us in writing of the occurrence of any of the above events and must set out a reasonable period for compliance. The Hellenic Republic can revoke our concession with immediate effect if the event persists beyond the compliance period. However, if the basis of termination is in any way connected with the lack of transparency in our operation of our games, the Hellenic Republic may terminate the concession contract immediately without any prior notice and without allowing us any period for compliance, provided it has acquired an opinion from the Legal Council of the State.

Relationship with Our Authorized Lottery Agents.

Currently our relationship with our agents is governed by a ministerial decision of the Ministry of Culture. In conjunction with our plan to restructure our agency network, we are currently drafting a proposal for a new agency regulation which will govern our relationship with our lottery agents. According to the provisions of the agency regulation currently in force, we had been required to enter into separate contracts with each of our agents by December 31, 2001. However, according to a recent decision by the Ministry of Culture, the contracts between us and our agents must be entered into by September 30, 2002 and must comply with the provisions of the new agency regulation.

Pursuant to this ministerial decision, we have the authority to grant lottery agents a license to cover all of our existing games and any new games we introduce. In addition, we have the authority to issue licenses to other entities to distribute our new games (for example, *Kino*).

Obligations of Our Authorized Lottery Agents. Each of our lottery agents is required to provide us with a deposit of approximately €600 as a guarantee. These deposits are aggregated and are available to us in the event of a default in payment by any of our agents.

At the end of each fiscal year, any interest derived from the guarantees during that fiscal year and any fines paid to us by defaulting lottery agents are offset against any unpaid claims owed us. To the extent that the aggregate of interest payments and fines is insufficient for the satisfaction of any claims owed us, the amount of the deficiency is deducted from the guarantee fund. In such a case, the agents are required to make *pro rata* contributions to the guarantee fund so that the fund reaches the same level as before the payment to us was made. On the other hand, if the aggregate of interest and fines exceeds any claims owed us, any surplus is provided to the agents' syndicate and contributed to the Agents Social Security Fund.

In addition, our board of directors has imposed a maximum amount (approximately €29,350) that an agent may owe during each settlement period. If the amounts owed by an agent to us exceed approximately €29,350 during any settlement period, the agent's terminal is automatically blocked from receiving wagers. Agents can apply to us to increase the maximum amount that may be owed during a given settlement period by providing us a letter of guarantee or a deposit of cash collateral.

Our lottery agents must deposit all revenues from all of our games into an account nominated by us and in the time period determined by us. Our agents are required to meet the revenues target set out each year by our board of directors. Activities and materials relating to the promotion and advertisement of our games should constitute at least 70.0% of the total promotion and advertisement activities of the agent and the relevant materials distributed by the agent.

Our Lottery Agents' Compensation. Our lottery agents receive 12.0% of the pay amounts for *Lotto, Joker, Proto, Propo, Propo-goal* and 8.0% of the pay amounts for *Stihima*. Our board of directors can grant additional bonuses to our lottery agents.

Our Obligations to Our Authorized Lottery Agents. We are required to provide each of our lottery agents with the following:

- a terminal for the operation of our lottery games and to undertake all responsibility for its proper maintenance;
- tickets and other training and advertising material;
- training, technical support and advice required for the promotion of our lottery games; and
- information on any changes in the program and the procedures for the conduct of our lottery games.

Sanctions. In the event of a violation of the provisions of Ministerial Decision 25148/1999 regarding the obligations of our lottery agents, the agent may be subject to the following sanctions:

- reprimand;
- a fine up to approximately €600 per violation;
- temporary revocation of the agency license for a period of 30 days;
- temporary revocation of the agency license for a period over 30 days, in case there are outstanding financial claims or pending litigation and until no further appeal is possible; and
- revocation of the agency license.

Our Supply Regulation

We are subject to a public procurement regulation which requires us to follow specific procedures in order to enter into supply contracts and includes provisions that address issues such as holding of public tenders, publicity requirements in respect of procurement, criteria for the valuation of offers submitted to us, guarantees provided to us, the powers of our managing director for independent action and advertising. As a result, our ability to enter into certain supply contracts for goods and services may be subject to delays.

Inter-state Agreement Between the Hellenic Republic and Cyprus

The current inter-state agreement, effective since January 1, 2001, between the Hellenic Republic and the Republic of Cyprus regarding the operation of *Joker*, *Propo*, *Lotto*, *Proto* and *Propo-goal* in Cyprus replaces a series of prior agreements dating back to 1969. Pursuant to this agreement, we have established an office in Cyprus that is responsible for the operation, management and conduct of our games in Cyprus. Our relationship with our agents in Cyprus is managed directly by us and our agents in Cyprus are subject to the same rules and enjoy the same privileges as our agents in Greece. From January 1, 2003, either party may terminate our operations in Cyprus with one year's prior written notice.

The revenues from our operations in Cyprus, after deductions for our operating expenses, the commissions of our agents, the prize money paid to the winners and any other administrative expenses associated with our Cyprus operations are remitted to the Republic of Cyprus at the end of each month. In the event that any problems arise in respect of our cash flows in Cyprus, the Ministry of Finance of Cyprus is required to provide assistance to resolve such problems. Our Cyprus office drafts a separate budget in cooperation with Cyprus' Ministries of Finance, Culture and Education and the Cypriot Athletics Organization. This budget constitutes part of our overall budget and must be approved by our board of directors.

While our operations in Cyprus are currently conducted on a non-profit basis, we are in negotiations with the Cypriot government with respect to operating there on a commercial basis.

Our Charter of Obligations Towards Our Customers

Our charter of obligations, adopted by a resolution of our board of directors and approved by a ministerial decision, sets out the terms of service to our customers. Our customers may assert their rights and claim damages based on our charter of obligations in the event we breach our obligations. The charter is not binding on us under certain circumstances (for example, illegal, abusive or imprecise claims, *force majeure,* illegal actions or other default of the customer and claims by a customer exceeding the scope of our powers). Further, the charter delegates the resolution of game specific issues to each game's "General Games Operations and Conduct Rules" and "Operation Rules."

Properties

Our headquarters is located at Kolonou 2, 10437 Athens, Greece. We intend to move our headquarters in the near future and are in negotiations over leasing a new location. The following table sets forth our most significant property holdings as of March 31, 2002:

Location	Use	Square meters	Type of property
25-27-29 Eleftherios Venizelos Avenue, Athens (fifth and sixth floors)	Vacant	1,780	Building
Ioanni Koletti and Cavalas Street, Salonika (basement, ground, first and second floors)	Offices	2,372	Building

The following table sets forth the principal properties that we lease as of March 31, 2002:

Location	Use	Square meters	Lease expiration date
2 Kolonou Street and 21 Agesilaos Street (fifth, sixth and seventh floors)	Offices	3,002	Indefinite
12 -14 Kolonou Street (third and fifth floor)	Offices	1,793	Indefinite
20 P. Tsaldari Street	Studio	796	October 2002
Balana, Pallini	Store	750	Indefinite
Anthousa Avenue, Pallini	Printing office	3,700	Indefinite
7 Kolonou and Agesilaos Street, No. 23-35	Store	230	Indefinite
Academy Street, No. 6, Athens (first, fourth, fifth and sixth floors)	Offices	1,022	Indefinite
25-27-29 Eleftherios Venizelos Avenue (first, third and fourth floors)	Offices and Storage	2,457	Indefinite

We have let the properties located on Academy Street and Eleftherios Venizelos Avenue on behalf of the General Secretariat of Athletics. We are entitled to claim from the General Secretariat of Athletics any rents paid by us after January 1, 2001 in respect of these properties. In April 2002, the General Secretariat of

Athletics vacated these premises and we are in negotiations with the landlord regarding extending these leases.

Intellectual Property

We own the rights to, among others, the following trademarks: "OPAP, at the Service of Athleticism and Culture," *Pame Stihima*, *Joker*, *Lotto*, *Propo*, *Proto*, *Propo-goal*, and *Kino*. We have registered each of these trademarks with the Trademarks Board of the Ministry of Development.

Insurance

It is our business policy to take out property insurance and other types of insurance to the extent appropriate for our business. However, there is no guarantee that we will not sustain losses that are outside the coverage of our insurance policies or in excess of their limits. We do not carry any insurance coverage against problems that may arise in connection with the reliability or transparency of the operation and conduct of our games.

Employees

As of December 31, 2001 we had 236 employees working full-time and approximately 770 employees working part-time (one to three days per week). The following table shows the number of full-time employees excluding directors on the dates indicated and divided by principal categories:

	As of December 31,		
	2001	2000	1999
Managing Director	1	1	1
Deputy Chief Executive Officers	0	2	2
Lawyers	3	3	3
Directors	10	11	9
Heads of Departments	24	24	22
Other employees	198	206	215
Total	236	247	252

We have entered into a collective bargaining agreement with our employees. This agreement covers all of our full-time employees, except for lawyers and individuals whose remuneration is determined by a resolution of our board of directors. The agreement sets minimum salary limits and weekly working hours and provides for private insurance coverage to employees, as well as for a retirement benefit (equal to the employee's monthly salary multiplied by the employee's number of years in service, up to a maximum of 35 years in service).

In addition, our employees are entitled to an annual bonus for *Propo*, *Lotto* and *Proto*. Our employees are also entitled to an additional bonus which is contingent on us reaching certain revenue targets. Under the terms of the collective bargaining agreement our employees may also be granted credit facilities (up to €2,935). Finally, we also make available secured housing loans at favorable terms (2.0% interest rate) to full-time employees with at least three years of employment. Repayment of the housing loans commences 24 months from the date they are issued and has a 25-year maturity date.

In accordance with an agreement dated September 1, 2001 between us and the General Secretariat of Athletics we have seconded a number of temporary staff to the General Secretariat of Athletics.

We believe that our relationship with our employees is satisfactory. During the last three years, we have not experienced any strike that significantly influenced our business activities.

Legal Proceedings

From time to time we are involved in various civil, administrative and criminal proceedings. In addition, we are also from time to time involved in investigations relating to the gaming sector in Greece more generally.

We are currently in arbitration proceedings with Intralot S.A. in relation to the agreement we entered into with Intralot S.A. on March 29, 1999. The claim relates to whether we were obliged to introduce horserace and greyhound race betting as an additional *Stihima* betting event by March 29, 2001. Adding the

option of horserace and greyhound race betting as an additional *Stihima* betting event requires us to upgrade the equipment of our agents' lottery outlets, including the acquisition of television screens and the transfer of live images from abroad as well as the transmission of other information and data related to the participants and the progress of each horserace and greyhound race. In addition, in accordance with the regulatory framework governing our operations, the ultimate decision for the introduction and the terms of any game rests with the Hellenic Republic. Management believes that we were not obligated to introduce horserace betting by March 29, 2001, which was instead intended to be an indicative date. Intralot S.A. instituted arbitration proceedings and is claiming actual damages of (i) €0.1 million for expenses it allegedly has incurred and (ii) approximately €0.5 million for fees payable to Ladbrokes Limited for every year of delay from March 30, 2001 up to the date of commencement of the horserace and greyhound race betting, plus an amount of approximately €39.6 million for lost profits (after deducting any fees payable to Ladbrokes Limited) for every year of delay until the date of commencement of the horserace and greyhound race betting. We have vigorously defended against this claim and we are awaiting the decision of the arbitrator. We believe that Intralot S.A. will not be successful, however, there can be no assurance of this.

Fixtures Marketing Limited has brought a claim against us in civil court in Athens seeking to enjoin us from using the list of football games of the English and Scottish football leagues. A hearing took place on April 2, 2002 and we expect a decision in June 2002. We have vigorously defended against this claim and believe that Fixtures Marketing Limited will not be successful, however, there can be no assurance of this.

An individual has brought a claim against us alleging that a decision of our board of directors (which allegedly discouraged our lottery agents from entering into an electronic card (similar to a credit card) arrangement with the individual) prevented him from making a considerable profit. His claim is in the amount of approximately €28.2 million. Hearing has been scheduled for September 25, 2003. We believe that the claim is without merit.

Based on allegations brought by a syndicate of agents in March 2002, the public prosecutor in Athens has brought criminal charges against our former and current board of directors in connection with our practices in respect of our use of the agent guarantee fund. The syndicate of agents is alleging that we were insufficiently diligent in pursuing individual defaulting agents and that instead, we first used funds from the guarantee fund to cover defaults in payments by our agents. We do not believe that the outcome of this proceeding will have an adverse effect on our financial position and results of operations.

The public prosecutor in Athens has brought criminal charges, including certain felony charges, against certain former members of our board of directors in respect of their conduct relating to the public tender that resulted in our agreement with Intrasoft S.A. (now merged with Intracom S.A.), dated July 8, 1993, for the supply and maintenance of 3,864 agency terminals and our agreement with Intracom S.A., dated February 17, 1997, for the supply of 2,500 new terminals, upgrading of the existing terminals and the development and maintenance of our IT system. We do not believe that the outcome of these proceedings will have an adverse effect on our financial position and results of operations.

Except as described above, we are not a party to any other material litigation or arbitration proceedings, nor is any of our property the subject of pending material litigation proceedings.

OUR MANAGEMENT

Directors and Management

Our board of directors is our supreme administrative body and is ultimately responsible for our overall management. Our managing director is appointed by the Hellenic Republic (through the Minister of Economy and the Minister of Culture, which is responsible for issues related to athletics), by means of a public tender. Our managing director is appointed for a term of five years and is our highest executive officer, responsible for day-to-day supervision of our operations. Our board of directors supervise and control the management by our managing director and managing committee and approve, on the recommendation of our managing director, our business plan and strategy. Our managing director is the chairman of the managing committee and together with the managers of our various independent departments forms the managing committee, which decides all matters delegated to it by the board of directors. Although the managing committee is specifically provided for by our articles of association, no such committee has yet been appointed and no such powers have been delegated.

Our board may, following a recommendation of our managing director, delegate part of its responsibilities including the day-to-day management of our operations or its representation to the managing director (who is currently also our chairman) or one or more members of the board, the managing committee or our employees. Our board of directors may not, however, delegate any responsibilities that Greek law or our articles of association state may only be exercised by the board of directors. According to our articles of association, our day-to-day management has been delegated to the managing director and the managing committee. The managing director reports to our board and may, pursuant to our articles of association, submit his proposals for achieving our objectives as set out in our business and strategy plan to the board of directors. His primary responsibility is to oversee our business units and other departments, and to co-ordinate their actions.

Our board of directors have the power to take all actions consistent with the corporate purpose described in our articles of association, except for actions that by law or under our articles of association may only be taken by our shareholders at the general assembly of shareholders. Our board consists of 11 members. Six members of our board are elected by the general assembly of shareholders. In the event that we receive any grants or subsidies from the Hellenic Republic, the Ministry of Finance and Economy will have the right to appoint one member of our board of directors, in which case the general assembly of shareholders would elect five members of our board. Two members of our board are elected by our employees as employee representatives under the supervision of the labor unions. One member of our board is nominated by the Greek Economic and Social Committee. Finally, the chairman and the managing director (both members of the board of directors) are appointed by a common ministerial decision signed by the Minister of Finance and Economy and the Supervisory Minister (currently the Minister of Culture, responsible for issues related to athletics). Under Greek law and following an amendment of our articles of association, our managing director and the chairman of our board of directors will instead be elected by the general assembly of shareholders. In the event that the chairman is also the managing director, the Hellenic Republic will appoint another member of our board of directors. Members of the board are elected or formally appointed, as the case may be, for a term of five years. Members are eligible for re-election or re-appointment. The current term of the board of directors is scheduled to terminate in December 2005. Although Mr. Konstantinos Koskinas has been selected by the Hellenic Republic as the current managing director, the formalities for his appointment have not yet been completed.

The quorum for our board meetings is a majority of members of the board. Resolutions are adopted by a majority of votes of those present. Our board meets at least once a month at the request of the chairman. A board meeting must also be called at the request of four members of the board.

Our internal audit department does not fully comply with the regulations of the Greek Capital Markets Commission relating to the conduct of companies listed on the Athens Stock Exchange. Furthermore, the Hellenic Republic recently passed a new corporate governance law which applies to all listed companies. This law is due to come into effect in the near future. We are currently in the process of reviewing our internal auditing procedures and plan to make all adjustments necessary to ensure that we comply fully with the new law and the regulations of the Capital Markets Commission.

Board of Directors

The current composition of the board of directors is as follows:

Name	Date initially appointed	Date current term expires
Koskinas, Konstantinos (Chairman)	December 2000	December 2005
Spanidis, Sotirios (employee representative)	December 2000	December 2005
Pavlias, Nikolaos (employee representative)	December 2000	December 2005
Politis, Dimitris (representative of the Greek Economic and Social Committee)	December 2000	December 2005
Rizos, Dionysios	December 2000	December 2005
Papandreou, Maria	December 2000	December 2005
Apanomeritakis, Nikolaos	December 2000	December 2005
Gouvalas, Konstantinos	December 2000	December 2005
Tziortzis, Stavros	January 2002	December 2005
Kokkinis, Nikolaos	January 2002	December 2005
Harisiadis, Konstantinos	December 2000	December 2005

Konstantinos Koskinas, age 48, has served as chairman of the board of directors since December 2000 and as interim managing director since June 2001. He holds a bachelor's degree in sociology from the University of Western Michigan and a master's degree in recreation administration from the University of Western Michigan. He earned a Ph.D. in sociology from the University of Alberta, in Canada. He is professor at Panteion University, director of the Center for Psycho-Sociological Research, and Secretary General of the Greek Sociologists Association. Mr. Koskinas is also a member of various scientific committees, such as the Committee Against Crime of the Ministry of Public Order, the Scientific Council of the National Center of Public Administration, the Ministry of Defense Committee, and the National Leonardo Da Vinci Committee.

Sotirios Spanidis, age 51, is an employee representative. He has been with us since 1991 and currently works in our property department. He holds a degree in business administration from Panteion University and a degree in maritime studies from the Maritime School in Greece.

Nikolaos Pavlias, age 45, is an employee representative. He has been with us for 16 years and he is currently serving as the head of the department responsible for relationships with the banks. He holds a degree in public administration from PASPE University.

Dimitris Politis, age 48, is the representative from the Greek Economic and Social Committee. He is currently the vice president of the Committee and has wide experience in various projects in which the Committee has cooperated with the Ministry of Finance and Economy, the Ministry of Transport and other Hellenic Republic bodies. He holds a degree in civil engineering.

Dionysios Rizos, age 62, is a civil servant at the Ministry of Finance and Economy. He has also been a member of the board of directors at other companies, such as the Agricultural Bank of Greece, the Loans and Consignments Fund and the Bank of Greece. He holds a degree in economics from the School of Industrial Economics of Thessaloniki and a degree in law from the University of Thessaloniki.

Maria Papandreou, age 43, is a civil servant at the Ministry of Agriculture. She has also worked closely with the Ministry of Press. She holds a degree in chemistry and a certificate in oryctology from the Polytechnics University of Aachen, Germany.

Nikolaos Apanomeritakis, age 61, is currently in retirement. Prior to his retirement, he was a civil servant at the Ministry of Culture from 1964 to 1989 and was involved in the administration and supervision of the athletic and gaming sectors by the Hellenic Republic.

Konstantinos Gouvalas, age 49, is an architect at his own firm. He has been involved in a number of public and private projects and has served as a member of the board of directors of companies in the construction sector. He has also served as special counsel in the Ministry of Development. He holds a degree in architecture from the University of Thessaloniki.

Stavros Tziortzis, age 54, is a professor of athletics at the University of Athens. He holds degrees in athletics education from the University of Leeds, U.K. and the University of Athens and diplomas in coaching from the British Amateur Athletic Board. He earned a Ph.D. in athletics from the University of Athens. He has been an adviser in several research projects and is the author of a number of relevant books and articles.

Nikolaos Kokkinis, age 53, is a mathematician. He was a member of the Greek Parliament from 1993 to 2000 and has focused on commerce, public administration and education. He has served as managing director for several industrial and trading companies. Until recently, he was chief of staff of the minister responsible for issues related to athletics.

Konstantinos Harisiadis, age 43, is a dentist and has his own dental practice. He holds a degree in dentistry from the University of Thessaloniki and a dental technical degree from the Technical School of Aigaleo, Athens. He has served as a member of the board of directors for various sports associations.

The business address of each of the members of the board of directors is Kolonou 2, 104 37 Athens, Greece. For the year ended December 31, 2001, we paid the members of our board of directors aggregate remuneration and other benefits of approximately €270,000 (including the remuneration of our managing director).

Executive Officers

The principal executive officers of our company are the following:

Name	Position	Date initially appointed
Koskinas, Konstantinos	Acting Managing Director (also Chairman)	2000(1)
Tomaras, Nikolaos	Head of the Legal Department	1968
Tziallas, Christodoulos	Manager of Personnel	1965
Iliopoulos, Michail	Manager of Finance, Production and Supply	1973
Mourgis, Nikolaos	Manager of Operation (responsible for games)	1969
Vlavianos, Georgios	Manager of Property	1971
Kouskoumvekakis, Dimitrios ..	Manager of Agency Network	1973
Panagiotis, Pipis	Manager of Information Technology	1988
Kavvadias, Charalampos	Manager of Financial Audit and Productivity and Head of Internal Audit	1968
Mplouna, Ourania	Manager of Marketing and Public Relations	1966
Mpekiaris, Pavlos	Manager (responsible for *Stihima*)	1966
Ntokos, Konstantinos	Manager of Macedonia Region	1970

(1) Appointed as interim managing director in June 2001. Formalities of appointment not yet completed.

Our executive officers do not serve on the basis of any particular contract and their term of office is not specified. Our new internal regulation, which is currently under preparation, will further address the issue of their term of office.

Details of our principal executive officers (other than Mr. Koskinas who is also a director) are set out below:

Nikolaos Tomaras, age 63, is our head of the legal department and has been with us since 1968. He first worked in the property bureau as supervisor, then at the department of administration as supervisor of the special personnel department and at the compensation/clearing department of our finance department. In 1987 he transferred to our legal department to serve as supervisor and is now our legal adviser. In general, he handles matters with any legal or judicial aspect arising from day-to-day operations, especially matters relating to labor law.

Christodoulos Tziallas, age 64, is our manager of personnel. He has been with our company since 1965 and has served as a director in all our departments. He has served, either as chairman or member, in almost all our committees regarding, for example, the implementation of new games, the reformation of old games, the implementation of on-line connections between our agencies/betting shops and the automation of our operations. He is a graduate of the University of Pireus.

Michail Iliopoulos, age 57, is our manager of finance, production and supply. He has been with us since 1974. Mr. Iliopoulos is a graduate from the University of Thessaloniki, School of Industrial Studies, Faculty of Business Administration. He also holds a diploma in computer programming and system analysis from EL.KE.PA. (Greek Productivity Center).

Nikolaos Mourgis, age 64, has been our manager of operation, responsible for games since 1999. He has been with us since 1969, originally in the Macedonia Region, where he was responsible for the betting

bureau. He has been a supervisor in our productivity department and our competitions department and has served as our IT director. He graduated from the Athens University of Economics and Business.

Georgios Vlavianos, age 56, has been our manager of property since 1999. He has been with us since 1971. He has also served as supervisor of the warrants bureau and the pecuniary department of our finance department. Between 1993 and 1995 he was secretary general of the OPAP S.A. Employees Association. From 1988 until the present, he has served as chairman of the OPAP S.A. Employees Co-operative. He graduated from the Athens University of Economics and Business.

Dimitrios Kouskoumvekakis, age 60, has been the manager of the agency network since 2000 and has been with us since 1973. He has also served as supervisor of our internal audit department, the press and public relations department and the accounting department. He is a graduate of the Athens University of Economics and Business.

Panagiotis Pipis, age 41, has been our manager of information technology since 1999. He has been with us since 1988 and has served as a clerk in our IT department and as supervisor/senior clerk at our bureau of development and support for applications of the same department. He holds a bachelor's degree from the School of Mathematics of the Aristoteleion University and an advanced studies diploma in technology Management from the National Technical University of Athens.

Charalampos Kavvadias, age 62, is our manager of financial audit and productivity and head of internal audit, has been with us since 1968 and has served in all of our departments. He is a graduate of the Panteion University.

Ourania Mplouna, age 59, is our manager of marketing and public relations. She has been with us since 1966, serving in positions in almost every one of our departments. She is a graduate of the Faculty of Political Sciences of Panteion University.

Pavlos Mpekiaris, age 53, is our manager responsible for *Stihima*. He has been with us since 1966, first as clerk and then as supervisor in almost every one of our departments.

Konstantinos Ntokos, age 65, is our manager of the Macedonia Region. Mr. Ntokos has been an employee in the Macedonia Region since 1970. He has served as a bookkeeper, cashier and supervisor of the finance department. From 1995 until the present, he has been our manager of the Macedonia Region. He holds a bachelor's degree in economic and political sciences from Aristoteleion University.

For the year ended December 31, 2001, we paid our executive officers aggregate remuneration and other benefits of €1,044,657.

Interests of Management and Certain Transactions

Interest in Share Capital

As at March 31, 2002, our board of directors owned in the aggregate 4,144 of our ordinary shares and our executive officers owned in the aggregate 16,210 of our ordinary shares. Except for these shares, none of our directors, including any person connected with a director, has an interest in our share capital together with any options in respect of such capital, the existence of which is known to or could with reasonable diligence be ascertained by any director. Our directors and executive officers may purchase shares in the combined offering. We do not have a share option scheme for our directors or other employees.

Interest in Transactions

No director has any interest in a transaction entered into by us which is or was unusual in its nature or conditions as it relates to us as a whole and which was effected during the current or immediately preceding financial year or was effected during an earlier financial year and remains in any respect outstanding or unperformed.

Loans

The two members of the board of directors that are representatives of our employees are entitled to loans from us in accordance with the terms of our collective bargaining agreement with our employees. No other director has been granted by us a loan or any guarantee for his benefit.

OUR RELATIONSHIP WITH THE SELLING SHAREHOLDERS

Shareholding

The Hellenic Republic currently owns 92.6% of all of our outstanding ordinary shares and DEKA currently owns 2.0% of our outstanding ordinary shares. Following the combined offering and assuming the full exercise of the over-allotment option, the Hellenic Republic will own approximately 75.7% of our share capital and DEKA will no longer own any of our share capital. Pursuant to the privatization law, the Hellenic Republic's participation in our share capital may not fall below 51.0% of our outstanding voting shares at any time. This requirement can only be changed by further legislation.

The table below sets forth further information regarding ownership of our ordinary shares.

	Share owned prior to the combined offering		Shares to be sold in the combined offering	Shares owned after the combined offering (non-exercise of over-allotment option)		Shares owned after the combined offering (exercise of over-allotment option)	
Name of principal shareholder	Number	%		Number	%	Number	%
Hellenic Republic	295,322,084	92.58	46,920,000	248,402,084	77.87	241,402,084	75.67
DEKA	6,380,000	2.00	6,380,000	—	—	—	—
Directors and executive officers as a group	7,840	*	—	7,840	*	7,840	*

* Less than 1.0%.

The Hellenic Republic

In accordance with our articles of association, the Hellenic Republic can only exercise its decision-making power as a shareholder at our general assembly of shareholders. According to Greek legislation governing public undertakings and organizations, the Minister of Finance attends the general assembly of shareholders as the representative of the Hellenic Republic. In addition, our president and our managing director are currently appointed by a joint ministerial decision of the Minister of Economy and the Supervising Minister. The Hellenic Republic currently elects eight out of the 11 members of our board, including the chief executive officer. Six members of our board are elected by the general assembly of shareholders. In the event that we receive any grants or subsidies from the Hellenic Republic, the Ministry of Finance and Economy will have the right to appoint one member of our board of directors, in which case the general assembly of shareholders would elect five members of our board. Two members of our board are elected by our employees as employee representatives under the supervision of the labor unions. One member of our board is nominated by the Greek Economic and Social Committee. Finally, the chairman and the managing director (both members of the board of directors) are appointed by a common ministerial decision signed by the Minister of Finance and Economy and the Supervisory Minister (currently the Minister of Culture, responsible for issues related to athletics). After the combined offering by virtue of its majority shareholding, it will continue to elect eight out of the 11 members of our board.

Our articles of association allow decisions submitted for a vote to the shareholders to be determined by a majority of votes cast at a general assembly of shareholders, with certain extraordinary resolutions requiring two-thirds of the votes cast. The Hellenic Republic's holding of the shares following the combined offering will still allow the Hellenic Republic to continue to have majority influence over decisions relating to matters submitted for a vote of the shareholders. The Ministers of Finance, Development and Culture have overall governmental responsibility for the Greek gaming and wagering sector, including responsibility for regulation of our business. We are supervised by the Minister of Culture, which is responsible for supervising athletics. In addition, the Minister of Finance issues certain ministerial decisions which regulate our operations.

You should read "Risk Factors — Risks Relating to Our Business — The Hellenic Republic has had, and may continue to have, a significant influence on our operations" for a more detailed discussion.

Concession Contract

In December 2000, we entered into a 20-year concession contract with the Hellenic Republic for the exclusive operation and management of our 11 numerical lottery and sports betting games in Greece. Under the terms of the concession contract and the law governing its terms, we were also granted the exclusive right to operate and manage any new sports betting games in Greece. In addition, the concession contract and the law governing its terms grant us a right of first refusal to operate any new lottery games permitted by the Hellenic Republic, provided that we declare our acceptance to operate the new lottery game within the time

limit set by the Hellenic Republic (which cannot be shorter than four months). The purchase price for the 20-year concession was €322.8 million. Most of the consideration for the concession was offset by claims we had against various Hellenic Republic bodies, the General Secretariat of Athletics and the Ministry of Culture. An additional €29.3 million was capitalized. The remaining €62.9 million as well as an additional €13.2 million owed to the Hellenic Republic was to be paid in two equal installments. The first installment was paid on June 30, 2001 and the remaining installment is due on June 30, 2002.

The Hellenic Republic as Sovereign

We are subject to the regulatory authority of the Ministry of Finance and the Ministry of Culture. Further, the Hellenic Republic may amend the legislative and institutional framework under which we operate, including the gaming and wagering industry. There is no way to predict how the Hellenic Republic will direct social policy, which may be counter to the Hellenic Republic's interest as a shareholder.

Loan Agreements on Behalf of the Hellenic Republic, General Secretariat of Athletics and the Ministry of Culture

Between 1997 and 2000, we entered into six unsecured syndicated long-term loan agreements primarily with Greek domestic banks. As at March 31, 2002, the principal amount outstanding on the loans was €157.4 million. The loans mature between 2002 and 2007 and bear interest at a floating rate calculated on the basis of three or six month EURIBOR, plus a margin that ranges from 0.45% to 0.95%. The loans contain customary covenants and events of default. In addition, under certain of the loans we would be in default if the Hellenic Republic ceased to have control over us either directly or indirectly or if we use the proceeds of the loans for purposes other than for those purposes for which they were granted. These loans were originally made to us for the account of the General Secretariat of Athletics and the Ministry of Culture for the purpose of funding their activities and obligations. The funding of these organizations, as well as the sponsoring of other athletic, cultural and social agencies was included in the scope of our activities prior to December 2000. Under the terms of our concession contract with the Hellenic Republic, a portion of the cost of the concession was offset with our claims against the Ministry of Culture and General Secretariat of Athletics in respect of these loans the repayment of which remains our obligation. Prior to that offsetting arrangement, we were entitled to charge the General Secretariat of Athletics and the Ministry of Culture for any amounts paid by us. This is no longer the case.

Privatization Certificates

The Hellenic Republic is, in connection with the combined offering, providing for the satisfaction of the preferential rights of the holders of two series of exchangeable debt securities to receive ordinary shares sold in the combined offering.

Holders of both series of privatization certificates are entitled to a 5.0% discount from the offer price for the combined offering. A total of 12,443,500 ordinary shares are being acquired by these holders consisting of 8,509,540 ordinary shares in the international offering and 3,933,960 ordinary shares in the Greek public offering.

DESCRIPTION OF OUR SHARE CAPITAL

We were incorporated as a *société anonyme* on September 21, 1999 under the Law 2414/1996 "Modernization of State Enterprises and Organizations and other provisions" and pursuant to Presidential Decree 228/1999 for a term of 100 years, which may be extended by a resolution of the shareholders' general assembly. We have our corporate seat in the Municipality of Athens, Greece. We are registered under number 463290/01/B/00/372 in the Register of Companies and our executive offices are at 2 Kolonou Street, 104 37 Athens, Greece. The following discussion of our articles of association is qualified in its entirety by reference to the full text of our articles of association.

General

Our share capital as at the date of this offering memorandum is €95.7 million divided into 319,000,000 registered shares with nominal value of €0.30 each. Our share capital was created by Presidential Decree 228/1999 and amended by Joint Ministerial Decision 34335/21.12.2000 of the Ministers of the National Economy, Economic Affairs and Culture pursuant to the Second Extraordinary General Assembly of the Shareholders held on December 15, 2000. Our total paid-up share capital is €95.7 million divided into 319,000,000 registered shares with nominal value of €0.30 each. The Hellenic Republic and DEKA together own 94.6% of our ordinary shares. Private investors, including employees, purchased 5.4% of our ordinary shares in our initial public offering on April 25, 2001.

Form and Transfer of Shares

Our ordinary shares are in registered form and are fully dematerialized. Transfers of ownership of dematerialized shares are effected through the Athens Stock Exchange and the Central Securities Depositary by registration of the transaction in the Central Securities Depositary's records. The securities accounts of the investors are credited and debited by the account operators after each transaction. Transfers may also be effected, subject to certain requirements pursuant to Law 3632/1928, through an "off-exchange" transaction under a written agreement. A copy of this agreement, together with a form indicating the securities accounts of the parties, must be delivered to the Central Securities Depositary, which subsequently registers the transfer in its records.

The Central Securities Depositary issues certificates to shareholders containing provisions regarding the capacity of the shareholders, the share identification data, the number of ordinary shares owned, the reason for the certificate's issuance as well as any possible encumbrances over the ordinary shares. These certificates are issued by the Central Securities Depositary following a shareholder's request addressed to the Central Securities Depositary, either directly or through an account operator. Certificates may also be issued directly by an account operator through the Dematerialized Securities System ("DSS"), following a shareholder's request to the account operator, provided that the ordinary shares for which the certificates are requested are held through an account managed by the account operator. The person whose name appears in the Central Securities Depositary's records will be considered to be the shareholder of a dematerialized share.

Pursuant to Greek law and under limited circumstances, companies may purchase their own shares. Companies whose shares are listed on the Athens Stock Exchange may acquire shares representing up to 10% of their own share capital. This process allows stabilization of a company's share price in circumstances where it is believed that the share price is substantially lower than that which would correspond to the state of the market, given the financial condition and prospects of the company. According to Greek company law, the decision to stabilize is taken by the company's general assembly of shareholders on the basis of at least a 20% quorum of the entire paid-up share capital and an absolute majority of at least 50% of the paid-up share capital represented at the general assembly plus one share. According to our articles of association, a 50% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general assembly plus one share is required for us to take a decision to stabilize. The decision of a company's board of directors to convene a general assembly and the decision of the general assembly of the shareholders must be communicated to the Athens Stock Exchange. Moreover, the decision of the general assembly of the shareholders approving the purchase of the company's shares must be published in at least two daily newspapers, one political and one financial, at least ten days in advance of the relevant purchases. The purchased shares must be fully paid-up and acquired from the general public and the Undertakings of Collective Investments in Transferable Securities ("OSEKA"); otherwise, the Capital Markets Commission may declare the purchase invalid. The purchased shares must be sold or distributed to the company's employees within three years of their purchase or otherwise must be cancelled. The board of directors must communicate both the decision to sell and the decision to cancel to the Athens Stock

Exchange without any delay. In addition, the decision to sell must be published in at least two daily newspapers with circulation throughout Greece and any decision to cancel the shares must be communicated to the Ministry of Economy. All ordinary shares acquired by us cannot be voted but may be taken into account for the purpose of assessing a quorum.

Disclosure Requirements

When, as a result of a transfer of shares listed on the Athens Stock Exchange, a person owns or indirectly controls a percentage equal to or in excess of 5%, 10%, 20%, 1/3, 50% or 2/3 of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the Athens Stock Exchange of his holdings and percentage of voting rights in writing within one calendar day. When a person holds an interest of more than 10% of the voting rights of a company whose securities are listed on the Athens Stock Exchange or is a member of the board of directors and that person's interest increases or decreases by more than 3% (or 1½% when the shares of the company have been listed on the Athens Stock Exchange for less than 12 months) of the total voting rights in the company, then that person is similarly required to notify the company and the Athens Stock Exchange authorities the next calendar day. Furthermore, members of the board of directors are similarly required to notify the company and the Athens Stock Exchange authorities within the next calendar day if their total transactions in one calendar day exceed €300,000.

Decision 14212/1/195/19.07.2000 of the Capital Markets Commission regulates the public takeover bid for securities that are listed on the Athens Stock Exchange. Pursuant to this decision, anyone who proceeds with a takeover bid for a public company must address to the shareholders a bid for the acquisition of at least 50% of the total number of shares of that company, specifying the minimum number of shares which must be tendered for the bid to remain in force, which nonetheless may not be less than 40% (including shares held by the bidder). In addition, any person who acquires shares and due to such acquisition holds more than 50% of the total voting rights of any listed company is obliged within 30 days to make a public takeover bid for the remaining shares of that company (subject to certain exceptions and qualifications).

Any public takeover bid must be communicated in writing, prior to its announcement to the public, to the Capital Markets Commission and the board of directors of the target company and within the next day in the Daily Price Bulletin of the Athens Stock Exchange, one major daily newspaper, one major financial newspaper, and if the company is listed on a foreign stock exchange, in a financial newspaper at the registered seat of that foreign stock exchange. The bidder must also issue and make public (following the approval of the Capital Markets Commission) an information memorandum containing certain data required by the Capital Markets Commission. The results of the bid are to be published within 48 hours from the end of the acceptance period.

If a shareholder holds 10% or more of any class of shares of a listed company and intends within three months or less to acquire or transfer shares of the same class representing more than 5% of the share capital of the company, the shareholder must notify the Athens Stock Exchange of the intended transaction volume, the time period within which the transactions will be effected, the brokerage company through which the transactions will be effected and whether the relevant acquisition or transfer is connected with the investment decisions of other individuals or entities acting in concert with the shareholder.

For 30 days from the end of the period for which quarterly financial statements of the company are being issued or for a shorter time period until the publication of such financial statements, as well as from the time any confidential information comes to their possession in any way, shareholders holding more than 20% of the share capital of a company, members of a company's board of directors, executive officers of a company, a company's internal auditors and legal counsel, as well as a company's affiliates, may effect transactions in shares of the company or in derivatives related to shares of the company or its affiliate, only after prior notification to the board of directors of the company and publication of such notification in the Daily Price Bulletin of the Athens Stock Exchange at least one day prior to the transaction.

Voting Rights and Restrictions

Each ordinary share gives the holder the right to cast one vote at a general assembly of shareholders.

The Hellenic Republic's participation in our share capital cannot, by law, fall below 51% of our voting shares after each increase of share capital.

Dividends

We may only pay dividends out of profits for the preceding financial year and any distributable reserves after the annual financial statements are approved by the general assembly of shareholders. Under our articles of association, until such time as ordinary reserves are equal to or exceed one-third of our share capital, the first 5.0% of our annual profit must be set aside as ordinary reserves before any dividends are paid.

According to our articles of association and Greek company law, we are required to pay a minimum dividend equal to the greater of (a) 6.0% of our paid-up share capital or (b) 35.0% of our net profits. According to Law 148/1967, as amended, however, a company's general assembly of shareholders, acting with the majority of at least 65% of the paid-up share capital, may decide to pay the minimum dividend of 6% of its paid-up share capital. In this case, the undistributed dividends of up to at least 35% of the net profits for that year are transferred to a special reserve account. This reserve account must be capitalized within four years from its formation by the issuance of new ordinary shares, which are distributed to the shareholders as a share dividend. By a resolution of the general assembly of shareholders, passed by a majority representing at least 70% of the paid-up share capital, the undistributed dividends can be transferred into reserves or otherwise applied. Under our articles of association and Greek company law, the general assembly of shareholders can decide to distribute any net profits remaining after allocation to the ordinary reserve and distribution of the minimum dividend through the issuance of new ordinary shares, which are distributed to the shareholders as share dividends. This decision requires an Increased Quorum and Increased Majority, each as defined below. However, the decision not to distribute a dividend of net profits equal to 6% of the share capital would require a unanimous decision of all shareholders present at a general assembly of our shareholders.

Within six months following the end of our financial year, an annual general assembly of our shareholders is convened to approve our financial statements and the distribution of a dividend to shareholders with respect to the previous financial year. The annual general assembly is duly convened when a quorum representing at least one-half of our paid-up share capital is present. Decisions of the annual general assembly are taken by an absolute majority of voting shareholders in attendance.

The amount approved for distribution as a dividend is required to be paid to shareholders within two months from the resolution of the general assembly of shareholders approving our annual financial statements. Dividends not claimed by shareholders within five years of their distribution are forfeited in favor of the Hellenic Republic.

Under Greek corporate law, we may also distribute an interim dividend with the approval of the board of directors if, at least 20 days before such distribution, our interim financial statements are submitted to the Greek Ministry of Development and published in the Hellenic Republic's Gazette and in a Greek financial newspaper. Such dividends cannot exceed one-half of the net profits set forth in the interim financial statements. The board of directors has the authority to declare and pay such dividends without obtaining the approval of shareholders in general assembly of shareholders.

Finally, according to our articles of association and Greek company law, no distribution may be made if at the end of the last financial year our own funds that are shown in the balance sheet are lower, or will be lower after the distribution, than the aggregate of the share capital and the reserves that may not be distributed.

General Assembly of Shareholders

Pursuant to our articles of association and Greek company law, the general assembly of shareholders (which is the supreme corporate body of a Greek *société anonyme*) is entitled to decide on any and all company affairs. Its resolutions are binding on our board of directors and executive officers as well as all shareholders, including those absent from the general assembly and those dissenting.

The general assembly is the only body competent to decide, among other matters, (a) the extension of the duration of our company, our merger, revival, de-merger or dissolution, (b) amendments to our articles of association, (c) increases or reductions of our share capital (except for increases authorized by the board of directors, as described below), (d) the issuance of bonds or convertible bonds (except for the issuance of convertible bonds authorized by the board of directors, as described below), (e) election of the six members of our board of directors subject to election by the general assembly of shareholders, (f) the appointment of auditors and liquidators, (g) the distribution of annual profits, (h) the approval of the annual financial statements, (i) transformation of the company into a different corporate form and (j) the release of the board of directors and auditors from liability upon acceptance of the financial statements.

The ordinary general assembly is convened by the board of directors and is held regularly within six months of the end of each financial year. The board of directors may convene an extraordinary general assembly when and as it deems necessary. According to our articles of association and Greek company law, chartered auditors are also entitled to request the Chairman to convene an extraordinary general assembly within ten days of the notification of such request.

A Simple Quorum for our general assembly is met whenever shareholders holding at least 51% of the paid-up share capital are present or represented at the assembly. If a Simple Quorum is not achieved, the general assembly convenes again within 20 days from the date of the previous assembly. At such adjourned assembly, the general assembly is in quorum and decides lawfully on all items of the initial agenda irrespective of the number of shareholders present.

Certain extraordinary resolutions by the general assembly require, however, an Increased Quorum of two-thirds of the paid-up share capital present either in person or by proxy. These extraordinary resolutions include: (a) a change in our objects, (b) an increase in the obligations of shareholders, (c) an increase in our share capital if such increase is not made pursuant to a decision of our board of directors in accordance with our articles of association, or imposed by law, or made after a capitalization of reserves, (d) a reduction of our share capital, (e) the limitation or waiver of the pre-emptive rights of our shareholders where an increase in our share capital is not effected through a contribution in kind or the issuance of convertible bonds, (f) the merger, de-merger, conversion, extension of duration or dissolution of our company, (g) the issuance of a loan by bonds convertible into shares if this issuance is not made pursuant to a decision of our board of directors in accordance with our articles of association, (h) the granting or renewal of the power of the board of directors to increase our share capital, (i) the alteration of our way of disposing of profits and (j) change of our nationality.

In the event that an Increased Quorum is not achieved, the general assembly is adjourned and the required quorum at the adjourned general assembly is met when shareholders representing at least 50% of the paid-up share capital are present. Furthermore, where this 50% is not achieved, the adjourned general assembly will be quorate when shareholders representing at least one-third of the paid-up share capital are present or represented by proxy.

In general, resolutions at general assembly are passed by a simple majority of the votes present or represented by proxy ("Simple Majority"). However, when an Increased Quorum is required, resolutions at a general assembly are passed by a majority of two-thirds of the paid-up share capital present or represented by proxy ("Increased Majority"). The same rule applies in case of any adjourned general assembly requiring an Increased Quorum.

Issue of Ordinary Shares and Pre-emptive Rights

Our share capital may be increased pursuant to a decision adopted by a general assembly of shareholders. This decision of a general assembly requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, a second general assembly will be held that will require a quorum of 50% of the paid-up share capital and if such quorum is not achieved again, the quorum requirement for the third general assembly decreases to one-third of the paid-up share capital. This decision of a general assembly must be adopted by a majority of two-thirds of the votes present or represented thereat.

Until September 21, 2004, our share capital may be increased, pursuant to a decision taken by a two-thirds majority of the board of directors, (a) by an amount not exceeding the initial paid-up share capital or (b) by the issuance of bonds convertible into ordinary shares up to an amount not exceeding half of our paid-up share capital. The general assembly of shareholders may increase our share capital by the issue of new ordinary shares up to an amount no greater than five times the initial paid-up shares capital pursuant to a decision taken by a Simple Quorum and Simple Majority of the shareholders at a general assembly. Authorizations may be renewed by a resolution of the shareholders in a general assembly for a period of time not exceeding five years in each case. Thereafter, under our articles of association and Greek company law, the board of directors may increase our share capital by issuing new ordinary shares or by taking out a loan through the issuance of bonds convertible into ordinary shares for the first period of five years after incorporation and after the end of such period. Pursuant to a grant of authority under a decision of a general assembly which requires a quorum of two-thirds of the paid-up share capital and a majority of two-thirds of the votes present or represented at the general assembly, the board of directors may increase our share capital, either by issuing new ordinary shares or bonds convertible into ordinary shares, provided, in the first case, that such increase may not exceed the amount of our paid-up share capital, while in the second case, the amount of the bonds may not exceed one-half of the amount of the paid-up share capital, in each case at

the date when this authority was granted to the board of directors. The decision of the board of directors must be approved by a two-thirds majority of the board of directors. The board of directors' authority is granted for a five-year period and may be renewed by a general assembly for a further five-year period. If our reserves exceed one quarter of the paid-up share capital, a decision by our general assembly of shareholders taken by an Increased Quorum and Increased Majority is always required for an increase of our share capital.

An increase of our share capital approved under the preceding paragraph will not require an amendment to the articles of association. Any other increase of our share capital must be effected by amending the articles of association. All share capital increases which are not effected through contributions in kind and issues of bonds convertible into ordinary shares shall be offered on a pre-emptive basis to the existing shareholders according to their shareholding participation in our company, unless the pre-emptive rights of the shareholders have been limited or repealed by a decision of a general assembly taken by an Increased Quorum and Increased Majority. If and to the extent the existing shareholders do not exercise their pre-emptive rights within the prescribed period (which must be at least 15 days), the board of directors can freely dispose of the unsubscribed shares.

Rights of Minority Shareholders

Our articles of association and Greek company law provide that upon request by shareholders representing 5% of our paid-up share capital, (a) the board of directors is obliged to convene an extraordinary general assembly of shareholders within 30 days of service of the request, (b) the chairman of the general assembly is obliged to allow one postponement of the adoption of resolutions by general assembly provided an adjourned meeting is convened within 30 days to reconsider the resolutions, (c) the resolution of any matter included on the agenda for the general assembly is adopted by a roll call, (d) the board of directors must disclose to the general assembly any amounts or any other benefits granted that were distributed to the directors, our senior management or to our employees during the course of the last two years and any agreements concluded between our company and such persons and (e) the board of directors must provide information concerning the affairs of our company useful for the evaluation of the items on the agenda, although the board of directors can refuse such a request based on reasonable grounds, which must be recorded in the minutes in accordance with our articles of association and Greek company law.

Shareholders representing 5% of our paid-up share capital have the right to request a competent court to order an investigation of our company if it is believed that actions taken by the board of directors violated applicable law, our articles of association or resolutions of the general assembly of our shareholders.

Shareholders representing one-third of our paid-up share capital have the right to request a competent court to review our operations, when it is believed that we are not properly managed. Shareholders representing one-third of the paid-up share capital have the right to request the board of directors, if they are not represented on the board of directors, to provide them with information on the conduct of our business. The board of directors is obliged to provide such information, although it can refuse such a request on reasonable grounds, which must be recorded in the minutes in accordance with the law and our articles of association.

Rights on Liquidation

A liquidation procedure involves the dissolution of our company either (a) after expiration of the initial duration period of our company, or (b) following a relevant decision of the general assembly taken by a quorum of shareholders representing two-thirds of our paid-up share capital being present or represented at the general assembly and two-thirds voting majority of the shareholders present or represented in such general assembly. During liquidation, a general assembly has the authority to designate at least two liquidators who have all the rights ordinarily held by the board of directors. The board of directors ceases to exist upon the appointment of the liquidators.

Upon the passing of the resolution on liquidation, the liquidator(s) shall draw-up an inventory of all our assets, complete pending transactions and sell our assets to the extent necessary to discharge our liabilities (excluding all amounts owed to the shareholders). Following the discharge of all our liabilities, the liquidator(s) shall reimburse the shareholders in full satisfaction of all amounts due to each of them in respect of their initial or further capital contributions and shall distribute to the shareholders *pro rata* the remaining corporate assets.

During the liquidation procedure, the general assembly is entitled to all rights under our articles of association and Greek company law.

SECURITIES TRADING IN GREECE

General

The Athens Stock Exchange commenced operations in 1876. The first securities that were traded on the Athens Stock Exchange were Hellenic Republic bonds and shares of the National Bank of Greece. Four years later, the Athens Stock Exchange officially opened as an exchange following the election of its first board of directors. The Athens Stock Exchange created a new market known as the parallel market in 1988 to help smaller and newly established companies issue shares to the public. Historically, these companies were unable to meet the stricter listing criteria of the main market. In 1999, a new market, the New Stock Market ("NEHA") was created for the listing of the shares of small and medium capitalization innovative companies with potential for rapid growth.

The Athens Stock Exchange has operated continuously since 1880 and recently established a number of subsidiaries, including the Thessaloniki Stock Exchange Center, whose purposes are the facilitation of the listing on the main, parallel and new markets of companies operating in northern Greece, the trading through the Athens Stock Exchange trading system by investors residing in northern Greece and the operation of the fourth market of the Athens Stock Exchange, the Greek Market of Emerging Capital Markets ("EAGAK"), created in 2000. Additionally, the Athens Stock Exchange has established Systems Development and Capital Market Support S.A. ("ASYK") and the Capital Market Training Center, the purposes of which include the proposal of measures for modernizing and enhancing capital markets in Greece and the provision of educational support to persons involved in capital market activities, respectively. In 1995, the Athens Stock Exchange's corporate status was transformed into a *société anonyme*. Today, all the shares in the Athens Stock Exchange, the Athens Derivative Exchange and most shares of the aforementioned companies are held by a holding company under the trade name "Hellenic Exchanges *Société Anonyme*" ("HELEX"), which was formed on March 29, 2000. HELEX has a share capital of €358.9 million, divided into 71,088,173 ordinary registered shares which are listed and traded on the main market of the Athens Stock Exchange and held by the Hellenic Republic, institutional investors, listed companies and retail investors.

As at June 30, 2001, 347 companies had shares listed on the Main and Parallel Markets of the Athens Stock Exchange (240 and 107 companies, respectively) and one company had shares listed on the New Stock Market, with an aggregate market capitalization of €110.1 billion.

The Athens Stock Exchange is one of the two exchanges operating in Greece, the other being the Athens Derivatives Exchange. The Athens Derivative Exchange is in the process of merging into the Athens Stock Exchange. The Greek capital markets and the Athens Stock Exchange in particular are regulated under a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Ministry of Economy and Finance, the board of directors of the Capital Markets Commission, and the board of directors of the Athens Stock Exchange. On May 31, 2001, the Athens Stock Exchange was upgraded by the Morgan Stanley Composite Index from an emerging to a developed market status.

Membership of the Athens Stock Exchange

All transactions through the Athens Stock Exchange may only be carried out by duly licensed brokerage firms, other Investment Services Firms (as defined below), whether established in Greece or in a European Union member state (remote members), and credit institutions that become members of the Athens Stock Exchange. Membership of the Athens Stock Exchange is subject to the approval of the board of directors of the Athens Stock Exchange. Members of the Athens Stock Exchange must appoint at least one official representative authorized to conduct Athens Stock Exchange transactions. The Capital Markets Commission generally approves such appointment, provided the representative fulfills certain qualifications required by law and passes an examination set by the Capital Markets Commission.

As at June 25, 2002, the Athens Stock Exchange had 91 members, the vast majority of which were brokerage firms. For companies established in Greece, the minimum capital requirement in order to obtain a license to operate a brokerage firm or an Investment Services Firm and qualify as an Athens Stock Exchange member is €0.9 million. Athens Stock Exchange members may engage in transactions through the Automated Exchange Trading System ("OASIS"), an electronic trading system, on behalf of their clients or on their own behalf. Brokerage firms and Investment Services Firms with a share capital in excess of €2.9 million are also permitted to provide underwriting and market making services. Pursuant to the EU Investment Services Directive 93/22/EC ("EU ISD"), which was implemented in Greece in April 1996 pursuant to Law 2396/1996, investment services may be provided in Greece by "Investment Services Firms" established in Greece with a minimum share capital of €0.6 million, or €2.9 million if engaging in underwriting, that

have received an appropriate operating license from the Capital Markets Commission, as well as by European Union Investment Services Firms benefiting from a "European passport" in accordance with the ISD and Law 2396/1996. Investment services within the scope of the EU ISD include the receipt and transfer of orders from investors to effect stock exchange transactions, the execution of such orders (or engagement in stock exchange transactions on behalf of client investors) and the underwriting, in total or in part, of an issue of securities. "Orders Companies" are companies that are only allowed to receive and transfer their clients' orders to Investment Services Firms, and are prohibited from dealing in Athens Stock Exchange transactions on behalf of their client or from acting as a custodian for their clients' shares or cash. The receipt and transfer of shares by Orders Companies are governed by Law 2396/1996 as well as the Capital Markets Commission's decisions.

Stock Market Indices

The most commonly followed index in Greece is the Athens Stock Exchange Composite Index, a market capitalization index which tracks the price movement in the shares of 60 leading Greek companies.

The following table sets out the movement of the Athens Stock Exchange Composite Index. The highs and lows are for the periods indicated and the close is on the last trading day of the period:

Year	High	Low	Close
1998	2,826	1,380	2,738
1999	6,355	2,798	5,535
2000	5,795	3,213	3,389
2001	2,655	2,153	2,592
2002 (until July 12, 2002)	2,646	2,137	2,137

Trading on the Athens Stock Exchange

Athens Stock Exchange trading takes place every week from Monday to Friday, except for public holidays. The daily trading session starts at 10:30 a.m. and ends at 4:00 p.m. Athens time. The Athens Stock Exchange consists of five separate markets: the Main Market (where the vast majority of securities is traded), the Parallel Market (for smaller companies, which may not satisfy the stricter listing criteria of the Main Market), NEHA (for small, innovative companies with potential for rapid growth), EAGAK (for the trading of Greek depositary receipts) and the "Fixed Income Securities Market" (for the trading of fixed income securities, such as government and corporate bonds). The Main Market, the Parallel Market and NEHA's schedules each consist of a pre-opening session and a continuous automated matching session.

A 30-minute pre-opening session, operating through a call auction method, precedes the trading session from 10:30 a.m. to 11:00 a.m. The call auctions provide for the entry of orders to be collected and then executed in a batch. Auction matching takes place at one price. The objective of the pre-opening auction is to maximize the volume of shares traded at the auction price by calculating the price at which the greatest number of securities can be matched.

The trading system of the Athens Stock Exchange is conducted through the remote placing of orders into OASIS from Athens Stock Exchange member offices. After the pre-opening auction session, orders are executed in continuous trading following the price and time priority rule: orders are ranked by price and orders at the same price are ranked based on time of entry into the system. Generally, incoming orders match with pre-existing orders already included in the ranked list. Buy and sell orders can match in any number of multiples of the lot size defined for that security. Depending on the order's price type (limit or market), the order matches against eligible orders in the book, progressing from the best price to the worst available until the order's quantity is exhausted.

If no "limit order" exists (or an order for which the price is specified) for a security on a given day, the system uses the previous closing price as the opening price. If limit orders have been entered at a specified price prior to the commencement of the trading period, the system uses these orders to determine the opening prices. When two prices produce the same maximum volume, the price closest to the previous closing price is selected.

On June 1, 2001, the Athens Stock Exchange introduced a two-scaled price fluctuation limit. In principle, all securities' prices are eligible to 12.0% fluctuations from the closing price of the preceding trading session. However, if the price of a security remains at the best bid offer (if all incoming purchase orders at limit up or sale orders at limit down) for 15 minutes then the 12.0% limit is extended by a further

6.0%. Thus, in aggregate, the price of a security listed on Athens Stock Exchange on a certain day is not permitted to fluctuate more than 18.0% from its closing price on the previous day. The 6.0% expansion applies only to securities of the continuous trading state. The price fluctuation of securities of the auction market is limited to the 12.0% range. Newly listed securities are allowed to fluctuate freely during the first three sessions of their listing.

Block trades of equity securities with a value exceeding €0.6 million, or representing at least 5.0% of a listed company's share capital, may be conducted through the Athens Stock Exchange by following a special procedure under which the parties involved, the number of shares to be sold and the price range are pre-agreed. These trades may be conducted outside the scope of the electronic trading system and only entered via the system for the purposes of reporting, including the trade in statistics, and affirmation. Most block trades require the approval of the Athens Stock Exchange's authorized persons and the prior approval of the president of the Athens Stock Exchange (and in his absence, by his designated alternate) if the trade value exceeds €1.2 million. There is a limit to the parties in a block trade; in particular, up to three persons may participate as either buyers or sellers, with only one person on the other side of the trade. This limitation in the number of parties involved does not apply to block trades made in the context of new listings or offerings of existing shares. Block trades may take place at prices that follow certain rules based on the price deviation percentage from the current traded price:

- At the current price of the security, when the value of the block trade ranges from €0.6 million to €1.1 million;
- At 5.0% from the current price of the security, when the value of the block trade ranges from €1.1 million to €2.3 million; and
- At 10.0% from the current price of the security, when the value of the block trade exceeds €2.3 million.

Price limitations do not apply in the following six instances:

- When the shares traded represent more than 30.0% of the total number of shares of a particular category (*i.e.*, preferred or common);
- For simultaneous transfers of shares of more than one category between the same parties, provided the percentage of the total shares offered or asked equals or exceeds 30.0% of the share capital of the issuer, irrespective of the percentage per category of shares transferred;
- For block trades exceeding €146.7 million of (i) majority Hellenic Republic-owned listed companies' shares or (ii) shares of listed companies with total assets exceeding €1.5 billion;
- For block trades relating to the sale of shares representing at least 10.0% of the total paid-up share capital of a listed company having total market capitalization of at least €14.7 million, and conducted pursuant to specific offering procedures set forth through a decision of the board of directors of the Athens Stock Exchange;
- For transfers of share blocks in the context of an initial public offering or in the context of an initial public offering and a private placement as long as they are regulated by an *ad hoc* Athens Stock Exchange board of directors' decision; and
- For transfer of share blocks by underwriters who acquired shares for stabilization purposes to shareholders previously sold the shares for the same purposes in the context of an initial public offering or in the context of an initial public offering and a private placement.

For purposes of calculating the allowed price deviation for a block trade, all block trades effected simultaneously are aggregated in order to determine the block trade size, provided that the selling parties do not appear as buying parties in other block trades aggregated under this rule.

All prices of completed block trades are communicated to the Athens Stock Exchange members through OASIS and published in a separate section of the official daily price bulletin, although such prices are not shown as the last traded price. Trades are noted in the official register of the Athens Stock Exchange, and all information on bids and offers is made available to Telerate and Reuters on a continuous basis.

Shares may be traded in lots of one, five, 10 and 25 shares according to the trading lot size of each security. Our ordinary shares are traded in lots of 10. Prices of all securities listed on the Athens Stock Exchange are published in the Athens Stock Exchange official daily price bulletin.

Over the counter transactions on listed securities are limited. The most notable exception is that equity securities representing up to 0.5% of the total number of equity securities of the same class of a listed company may be traded outside the scope and the procedures of the Athens Stock Exchange, provided that none of the sellers or purchasers are professionally engaged in securities trading and provided this trade is settled in cash.

Settlement, Clearance and the Central Securities Depositary

Settlement of both registered and bearer shares listed on the Athens Stock Exchange is effected through the Central Securities Depositary. The Central Securities Depositary is responsible for settling and clearing Athens Stock Exchange transactions, and holding the shares deposited with it in book entry form. The Central Securities Depositary is administered by an 11-member board of directors. Its shareholders are the Athens Stock Exchange, banks listed on the Athens Stock Exchange, companies managing mutual funds and portfolio investment companies.

Book entry of listed securities was introduced by virtue of Law 2396/1996, as amended. The dematerialization of Greek shares commenced in March 1999, with the market becoming fully dematerialized in December 1999.

To participate in the dematerialized system of securities ("SAT") each investor is required to open a dematerialization account, which is identified by a dematerialized account number ("SAT account"). Shareholders who wish to open an SAT account can appoint one or more Athens Stock Exchange members or custodian banks as authorized operators ("Operators") of their SAT accounts. Only Operators have access to balances and other information concerning a SAT account.

The clearance procedure through the Central Securities Depositary consists of three principal stages:

- First, the notification by the Athens Stock Exchange to the Central Securities Depositary of the transactions concluded within each trading day;
- Second, the notification by the Operators of the SAT account of the seller and the buyer of the number of shares to be debited and credited to their respective SAT accounts. Following the notification of the SAT account of the seller the shares sold are blocked for transfer purposes. Furthermore, the system ensures that the shares sold are debited from the SAT account of the seller and credited to the SAT account of the buyer. Under Greek law, a person is prohibited from entering into sales of securities on the Athens Stock Exchange if such person does not have full and unencumbered title to, and possession of, the securities being sold at the time the order is matched, except in the context of short sale transactions conducted strictly in accordance with the rules issued by the Capital Markets Commission; and
- Third, settlement of the transaction is effected by delivery versus payment on a multilateral basis. Bilateral settlement is also possible in exceptional circumstances, in particular in block trades. The transfer of shares is effected by debiting the SAT account of the seller and crediting the SAT account of the buyer on the settlement date. The settlement and clearing of shares in book entry form is carried out by the Central Securities Depositary on the third day after the trade day (T+3). In the case of block trades, the settlement may take place from T+0 to T+3.

The Athens Stock Exchange may invalidate a transaction if it considers it necessary for the protection of the investors, in particular in cases of fraud.

Liabilities of investment services firms resulting from their trading activities on the Athens Stock Exchange are guaranteed by the Athens Stock Exchange Member Guarantee Fund, to which each Athens Stock Exchange member contributes, and which is operated as a separate legal entity. In addition, another fund, the Supplementary Clearing Fund, provides — if the Athens Stock Exchange deems so — immediate coverage against liabilities of Athens Stock Exchange members that have forwarded trading orders which result from delayed clearing due to the fact that shares or cash have not been delivered. The manager and custodian of the Supplementary Clearing Fund is the Athens Stock Exchange.

Settlement and Clearance through Euroclear and Clearstream Banking

If any investor elects to hold its ordinary shares through Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream Banking"), its ordinary shares will be held in accordance with the applicable terms and conditions and operating procedures governing use of Euroclear or Clearstream Banking, as amended from time to time. Any investor who so

holds ordinary shares shall have the right to receive the number of ordinary shares so held, upon compliance with the foregoing terms, conditions and operating procedures of Euroclear or Clearstream Banking, subject to the applicable provisions of Greek law.

With respect to ordinary shares that are held through Euroclear or Clearstream Banking, such ordinary shares will be initially registered in the name of a nominee of Euroclear or Clearstream Banking, or in the name of its respective custodian located in the Hellenic Republic, as the case may be. Thereafter, investors may have direct access to ordinary shares so held, upon payment of the applicable fees and taxes described below, if any, compliance with the applicable provisions of Greek law regarding transfer of ownership of such ordinary shares (which may restrict the transfer of the ordinary shares to the investor at the price it paid for such ordinary shares) from Euroclear or Clearstream Banking or their nominee or respective custodian located in the Hellenic Republic, as the case may be, and obtaining the relevant recording in the book-entry registry kept by the Central Securities Depositary.

Under Greek law, only the record holder of the ordinary shares (according to the registry kept by the Central Securities Depositary) is considered to be the owner of the ordinary shares and as a result entitled to sell, create a security interest over or otherwise deal with the ordinary shares, or receive dividends and other distributions and to exercise voting, pre-emptive and other rights in respect of such ordinary shares. Euroclear or Clearstream Banking or its respective nominee or custodian located in the Hellenic Republic will be sole record holders of the ordinary shares held through Euroclear or Clearstream Banking until such time as investors exercise their rights to cause them to transfer ownership of the ordinary shares in accordance with the applicable provisions of Greek law and obtain the recording of the investor's ownership of the shares in the book-entry registry kept by the Central Securities Depositary.

Proceeds from the sale of ordinary shares, cash dividends or cash distributions, as well as stock dividends or other distributions of securities, received in respect of the ordinary shares that are registered with the Central Securities Depositary in the name of Euroclear or Clearstream Banking or its respective nominee or custodian located in the Hellenic Republic will be credited by Euroclear or Clearstream Banking to the cash accounts maintained on behalf of the investors or their custodians at Euroclear or Clearstream Banking, as the case may be, after deduction for applicable withholding taxes, in accordance with the applicable terms, conditions and procedures of Euroclear or Clearstream Banking and the laws of the Hellenic Republic.

Euroclear and Clearstream Banking will endeavor to inform investors of any significant events of which they have notice affecting the ordinary shares recorded in their name or their respective nominee or custodian located in the Hellenic Republic and requiring action to be taken by investors. Each of Euroclear and Clearstream Banking may, at its discretion, take such action as it deems appropriate in order to assist investors to direct the exercise of voting rights in respect of the ordinary shares. Such actions may include: (i) acceptance of instructions from investors to execute or to arrange for the execution of, proxies, powers of attorney or other similar certificates for delivery to us or our agent; or (ii) voting of such shares by Euroclear or Clearstream Banking or their respective nominee or custodian located in the Hellenic Republic in accordance with the instructions of investors, subject to compliance with the applicable provisions of Greek law.

If we offer or cause to be offered to Euroclear or Clearstream Banking or its respective nominee or custodian located in the Hellenic Republic, as the record holders of the ordinary shares, any rights to subscribe for new ordinary shares or rights of any other nature with respect to the ordinary shares, each of Euroclear and Clearstream Banking will endeavor to inform investors of the terms of any such rights issue of which it has notice in accordance with the provisions of the regulations and procedures referred to above. Such rights will be exercised, insofar as practicable and permitted by applicable law, according to written instructions received from investors, such rights may be sold and, in such event the net proceeds will be credited to the cash account maintained on behalf of the investor or its custodian with Euroclear or Clearstream Banking, as the case may be.

Beneficial holders of ordinary shares held through either Euroclear or Clearstream Banking will be subject to the settlement procedures of that clearing system and may experience delays in the trading and settlement as compared with holders of ordinary shares through an Athens Stock Exchange member or authorized operator.

Pursuant to currently applicable Greek regulations, Euroclear will be required to notify the Athens Stock Exchange if the percentage of our ordinary shares held by its nominee is more than 5% of the outstanding share capital. Any trade that may result in Euroclear or its nominee holding in excess of this threshold may in certain cases be rejected. In such event, the acquiror would be required to hold the shares in question either through a SAT account with the Greek Central Securities Depository or through Clearstream Banking or its custodian located in the Hellenic Republic.

EXCHANGE CONTROL POLICY

There are currently no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of ordinary shares outside Greece, and there are currently no restrictions in Greece that would affect the right of a non-Greek holder of ordinary shares to dispose of his ordinary shares, and receive the proceeds of such disposal outside Greece.

All forms of capital movement in and out of Greece have been liberalized pursuant to Presidential Decrees 96/1993 and 104/1994 (implementing EU Council Directives 88/361/EEC and 92/122/EEC) and corresponding acts of the Governor of the Bank of Greece. Foreign investors may purchase securities listed on the Athens Stock Exchange, as well as Hellenic Republic bonds and treasury bills. Repatriation of capital and dividends and any other income on securities is fully liberalized. Potential purchasers of our ordinary shares should consult their professional advisers in connection with the internal procedures and requirements established by credit institutions operating in Greece regarding such repatriation.

TAXATION OF OUR ORDINARY SHARES

The following summary describes certain tax consequences of the purchase, ownership and disposition of our ordinary shares. It is not a complete description of all the possible tax consequences of such purchase, ownership or disposition. This summary is based on the laws as in force and as applied in practice on the date of this offering memorandum and is subject to changes to those laws and practices subsequent to the date of this offering memorandum. You should consult your own advisers as to the tax consequences of the acquisition, ownership and disposition of our ordinary shares in light of your particular circumstances, including, in particular, the effect of any state, regional or local tax laws.

Greek Taxation

Introduction

The following is a summary of certain Greek tax considerations that may be relevant to the acquisition, ownership and disposition of our ordinary shares. The summary does not purport to be nor should it be relied upon as a comprehensive description or analysis of all the tax considerations which may be relevant to a decision to acquire our ordinary shares.

The summary is based on tax laws and regulations in effect in Greece on the date hereof, which are subject to change without notice. Prospective purchasers or holders of our ordinary shares should consult their own tax advisers as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of our ordinary shares, having regard to their particular circumstances.

Taxation of the Company and of Dividends

The net income earned by companies listed on the Athens Stock Exchange is taxed currently at a flat rate of 35.0%. No withholding taxes are imposed by the Hellenic Republic on the payment of dividends.

Taxation of Capital Gains

Under Article 38 of Law 2238/1994, as now in force, capital gains resulting from the sale of our ordinary shares by enterprises incorporated or otherwise operating through a permanent establishment in Greece that maintain double entry accounting records are not subject to income tax, provided that such gains are maintained in a special reserve account in the accounting records of the enterprise. In the case of distribution or dissolution of the enterprise, these gains are added to income and will be taxed accordingly.

Capital gains from the sale of our ordinary shares are exempt from taxation in Greece without the need to comply with any requirements if earned by:

(a) natural persons, irrespective of their nationality, who are Greek residents and do not have the obligation to maintain double entry accounting records;

(b) foreign natural persons who are not Greek residents;

(c) enterprises incorporated in Greece which do not have the obligation to maintain double entry accounting records; and

(d) foreign enterprises which do not operate in Greece though a permanent establishment.

Transfer Tax

The sale of our ordinary shares on the Athens Stock Exchange is subject to tax currently at the rate of 0.3% which is payable by the seller and is charged by the Central Securities Depository to brokerage firms, which then in turn charge their clients. In addition, a levy of 0.6% is charged by the Central Securities Depository to cover settlement costs.

Stamp Duty

The issuance and transfer of our ordinary shares as well as the payment of dividends therefrom is exempt from stamp duty.

Inheritance or Succession Taxes

Inheritance or succession taxes are payable in Greece on our ordinary shares respectively, based on a progressive system which depends on the degree of relationship between the deceased and the beneficiary. The taxable basis for our ordinary shares is prescribed in Law 2961/2001, as currently in force.

Gift Tax (Donation Taxes)

A similar system of progressive taxation applies to the donation of our ordinary shares.

Prospective purchasers should consult with their own tax advisers concerning the overall Greek tax (including capital gains, inheritance or succession, and gift tax) consequences of the acquisition, ownership and disposition of our ordinary shares.

United States Federal Income Taxation

Introduction

The following is a general discussion of certain United States federal income tax considerations relating to the purchase, ownership and disposition of our ordinary shares by U.S. Holders (as defined below) that purchase our ordinary shares in the international offering and hold our ordinary shares as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, U.S. expatriates, persons who have acquired our ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a "functional currency" other than the U.S. dollar or persons that own (or are deemed to own) 10.0% or more (by voting power) of our stock). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term "U.S. Holder" means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Dividends

Subject to the discussion below under "— Passive Foreign Investment Company Considerations," any distribution made by us on our ordinary shares will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in such shares and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such shares. Dividends paid on our ordinary shares generally will constitute income from sources outside the United States for foreign tax credit limitation purposes and will not be eligible for the "dividends received" deduction.

The U.S. dollar value of any distribution made by us in euros (or other foreign currency) should be calculated by reference to the exchange rate in effect on the date of receipt of such distribution by the U.S. Holder, regardless of whether the euros (or such other foreign currency) are in fact converted into U.S. dollars. If the euros (or such other foreign currency) so received are converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the euros (or such other foreign currency) so received are not converted into U.S. dollars on the

date of receipt, such U.S. Holder will have a basis in the euros (or such other foreign currency) equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euros (or such other foreign currency) generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under "— Passive Foreign Investment Company Considerations," a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder's adjusted tax basis in such shares. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals) or loss if, on the date of sale or disposition, such shares were held by such U.S. Holder for more than one year.

A U.S. Holder that receives euros (or other foreign currency) from such sale or disposition generally will realize an amount equal to the U.S. dollar value of the euros (or such other foreign currency) on the settlement date of such sale or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and our ordinary shares are treated as being "traded on an established securities market" for this purpose or (ii) such settlement date is the date of such sale or disposition. If the euros (or such other foreign currency) so received are converted into U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the euros (or such other foreign currency) so received are not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in the euros (or such other foreign currency) equal to their U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the euros (or such other foreign currency) generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving euros (or other currency) from a sale or disposition of our ordinary shares in cases not described in this paragraph.

Passive Foreign Investment Company Considerations

We believe that we are not currently, and we do not expect to become, a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. However, because this determination is made annually at the end of the taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the U.S. Internal Revenue Service will agree with our conclusion regarding our current PFIC status. If we are a PFIC in any year, U.S. Holders could suffer adverse consequences as discussed below.

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75.0% of its gross income is "passive income" or (ii) on average at least 50.0% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25.0% interest (by value) is taken into account.

If we are a PFIC in any year during which a U.S. Holder owns our ordinary shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale or other disposition of our ordinary shares at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating such distributions or gain ratably to each day of the U.S. Holder's holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

The above results may be eliminated if a "mark-to-market" election is available and a U.S. Holder validly makes such an election. If such election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in our ordinary

shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income). In addition, any gain from a sale or other disposition of our ordinary shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Holder only if our ordinary shares are considered "marketable stock" for these purposes. Generally, stock will be considered marketable stock if it is "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in *de minimis* quantities, on at least 15 days during each calendar quarter. A non-U.S. securities exchange will constitute a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury regulations. We do not know whether our ordinary shares will be treated as marketable stock for these purposes.

The above results may also be eliminated if a U.S. Holder is eligible for and timely makes a valid "QEF election." If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of the ordinary income and net capital gains of the company. In order for a U.S. Holder to be able to make a QEF election, we would be required to provide such U.S. Holder with certain information. We may decide not to provide U.S. Holders with the required information, in which case a QEF election would be unavailable.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Backup Withholding Tax and Information Reporting Requirements

Under certain circumstances, United States backup withholding tax and/or information reporting may apply to U.S. Holders with respect to payments made on or proceeds from the sale or other disposition of our ordinary shares, unless an applicable exemption is satisfied.

United Kingdom Taxation

The comments below are of a general nature and are based on current United Kingdom law and Inland Revenue published practice as at the date of this offering memorandum, which may be subject to change. The summary only covers the principal U.K. tax consequences for the absolute beneficial owners of our ordinary shares (i) who are resident or ordinarily resident in the U.K. for tax purposes or who are carrying on a trade or business in the U.K. through a branch or agency to which the holding of the ordinary shares is attributable, (ii) who are not resident in Greece and (iii) who do not have a permanent establishment or fixed base in Greece with which the holding of the ordinary shares is connected ("U.K. Holders"). In addition, this summary (a) only addresses the U.K. tax consequences for U.K. Holders who hold the ordinary shares as capital assets, and does not address the tax consequences which may be relevant to certain other categories of U.K. Holders, for example, dealers in securities, (b) assumes that the U.K. Holder is not a company which either directly or indirectly controls 10.0% or more of our voting power and (c) assumes that there will be no register in the U.K. in respect of the ordinary shares.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular U.K. Holder. The summary does not purport to be comprehensive or to describe all of the potentially relevant tax consequences. Potential investors who are in any doubt of their position in the U.K. or elsewhere should satisfy themselves as to the overall tax consequences, including, specifically, the consequences under U.K. law and Inland Revenue practice of acquisition, ownership and disposition of our ordinary shares in their own particular circumstances, by consulting their own tax advisers.

Taxation of Dividends

A U.K. Holder who is an individual will generally be subject to U.K. income tax on the dividends paid by us. A U.K. Holder who is an individual who is not domiciled in the U.K. (or who is a citizen of the Commonwealth or of the Republic of Ireland and not ordinarily resident in the U.K.) will only be subject to income tax in respect of such dividends to the extent that they are remitted, or treated as remitted, to the U.K. To the extent that a dividend paid by us represents income of a U.K. Holder who is an individual who is subject to U.K. income tax at the higher rate, it will be subject to income tax at the Schedule F upper rate (currently 32.5%). To the extent that a dividend paid by us represents income of a U.K. Holder who is an individual who is subject to U.K. income tax at a rate other than the higher rate, it will be subject to income

tax at the Schedule F lower rate (currently 10%). U.K. Holders who are individuals should note that there will be no dividends credit on tax paid by us as we are not a U.K. resident company (save in respect of any withholding taxes which are not anticipated). You should also read the paragraph above entitled "— Greek Taxation — Taxation of Dividends."

A U.K. Holder, which is a U.K. resident company, will generally be subject to U.K. corporation tax (currently 30.0%) on the gross amount of any dividends paid by us. You should also read the paragraph above entitled "— Greek Taxation — Taxation of Dividends."

Taxation of Chargeable Gains

The disposal or deemed disposal of the ordinary shares by a U.K. Holder may give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of chargeable gains ("CGT"). A U.K. Holder who is an individual who is not domiciled in the U.K. will only be subject to CGT to the extent that the gain is remitted, or treated as remitted, to the U.K.

For individuals, taper relief may reduce the proportion of any gain realized on the disposal of the ordinary shares that is brought into the charge to CGT if (in the case of non-business assets) the ordinary shares are held by the U.K. Holders for at least three whole years. A reduction of 5.0% of the gain is made for each whole year for which the ordinary shares have been held in excess of three whole years. In the case of non-business assets, the maximum reduction available is 40.0% after ten complete whole years of holding.

The annual exemption for individuals is £7,700 for the 2002/2003 tax year and, under current legislation, this exemption is, unless the U.K. Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. U.K. Holders should be aware that the U.K. Parliament is entitled to withdraw this link between the level of the annual exemption and the retail prices index or even to reduce the level of the annual exemption for future tax years below its current level.

A U.K. Holder that is a company is entitled to an indexation allowance which applies to increase the tax basis in assets in line with the rate of increase in the retail price index. Indexation allowance may reduce a chargeable gain but not create any allowable loss.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty will be payable on the issue or a transfer of our ordinary shares provided that, in the case of a transfer, any instrument of transfer is not executed in the U.K.

No U.K. stamp duty reserve tax will be payable on an agreement to issue or transfer ordinary shares.

Inheritance Tax

Where a U.K. Holder of the ordinary shares is either domiciled or deemed to be domiciled in the U.K., inheritance tax may be chargeable on the death of such a U.K. Holder or on a gift or transfer at undervalue of the ordinary shares by the U.K. Holder. The ordinary shares are not assets situated in the U.K. for the purposes of inheritance tax. Accordingly, if the U.K. Holder is neither domiciled nor deemed to be domiciled in the U.K., neither the death of the U.K. Holder nor a gift or transfer at undervalue of the ordinary shares by the U.K. Holder will give rise to a liability to inheritance tax. Special rules apply to close companies and to trustees of settlements who hold the ordinary shares, bringing them within the charge to U.K. inheritance tax.

Luxembourg Taxation

The following information is of a general nature only and is based on the laws presently in force in Luxembourg. It does not purport to be a comprehensive description of all tax implications that might be relevant to an investment decision. Investors who are in doubt as to their tax position should consult their professional advisers. The summary only covers the principal Luxembourg tax consequences for shareholders (i) who are residents of Luxembourg for tax purposes or who have a permanent establishment or a fixed place of business in Luxembourg, to which our ordinary shares are attributable and (ii) who do not have a permanent establishment or a fixed place of business in Greece, to which our ordinary shares are attributable.

Taxation of Dividends and of Capital Gains

Under Luxembourg domestic tax law, dividends received from us by a shareholder who is a resident of Luxembourg for tax purposes or who has a permanent establishment or a fixed place of business in

Luxembourg, to which our ordinary shares are attributable, are in principle subject to Luxembourg income tax. The dividends are tax exempt, under certain circumstances, in the case of a corporate shareholder where the conditions of the Luxembourg participation exemption are met. If the dividends are distributed by a European company falling within the scope of article 2 of the parent-subsidiary directive (90/435/EC of July 23, 1990) 50% of the dividends received by a shareholder are exempt from Luxembourg income tax (even if the conditions of the participation exemption are not met in the case of a corporate shareholder).

Luxembourg and Greece are currently linked by a tax treaty dated November 22, 1991 (the "DTA"). Under the DTA Greek withholding tax on dividends distributed by us to a Luxembourg resident for treaty purposes (assuming the recipient is the beneficial owner of the dividends) may not exceed 38% of the gross amount of the dividends if the company making the distribution is a resident of the Hellenic Republic. If Greek withholding tax is withheld on the payment of a dividend, this tax may, under the DTA, be credited against Luxembourg income tax, subject to certain limitations.

Under Luxembourg domestic tax law, gains realized by a shareholder who is a resident of Luxembourg for tax purposes or who has a permanent establishment or a fixed place of business in Luxembourg, to which our ordinary shares are attributable, on the sale of such shares are subject to Luxembourg income tax, except, under certain circumstances, in the case of a corporate shareholder where the conditions of the Luxembourg participation exemption are met or, in the case of an individual shareholder acting in the course of the management of his/her private assets, if the sale is not of a speculative nature and the shareholder does not hold a substantial participation in our ordinary shares.

A Luxembourg shareholder that is governed by the law of July 31, 1929 on pure holding companies or by the law of March 30, 1988 on investment funds will not be subject to any Luxembourg corporation tax in respect of dividends received from us or gains realized on the sale of our ordinary shares. No tax credit will then be available for Greek withholding tax on dividends received from us.

Wealth Tax

Under present Luxembourg tax law, a shareholder who is a resident of Luxembourg for tax purposes or who has a permanent establishment or a fixed place of business in Luxembourg, to which our shares are attributable, has to take into account the shares for purposes of the Luxembourg wealth tax, except, under certain circumstances, in the case of a corporate shareholder where the conditions of the Luxembourg participation exemption are met or if the shareholder is governed by the law of July 31, 1929 on pure holding companies or by the law of March 30, 1988 on investment funds.

Other Taxes

No stamp, value added, registration, transfer or similar taxes or duties will be payable in Luxembourg by shareholders in connection with the transfer of our ordinary shares.

In the case a shareholder is a resident of Luxembourg for tax purposes at the time of his death, the shares are included in his taxable estate, for inheritance tax purposes and gift tax may be due on a gift or donation of shares if a deed is recorded in Luxembourg.

UNDERWRITING

Salomon Brothers International Limited is acting as lead manager and bookrunner of the international offering and as representative of the international managers named in the table below. Alpha Finance, EFG Eurobank Ergasias and Salomon Brothers International Limited are acting as joint global coordinators of the combined offering.

Subject to certain conditions, each international manager has severally agreed to procure purchasers for or purchase the number of shares set forth opposite its name below:

International managers	Number of shares
Salomon Brothers International Limited	25,530,000
Alpha Finance S.A.	5,744,610
EFG Eurobank Ergasias S.A.	5,744,610
UBS AG, acting through its business group UBS Warburg	2,587,500
HSBC Investment Bank plc	2,587,500
National Bank of Greece (London branch) S.A.	345,000
Total	42,539,220

We and the selling shareholders have entered into a purchase agreement, dated July 14, 2002, with the international managers under which each international manager has severally agreed, subject to the fulfillment of certain conditions, including among other things, the delivery of legal opinions by our legal counsel and by legal counsel to the selling shareholders, either to procure purchasers (including holders of privatization certificates) for or purchase the respective number of shares set forth opposite its name in the table above, at an initial offering price of €8.44 per share. Shares to be acquired by holders of privatization certificates upon exchange thereof, will be offered at a 5% discount to the offer price. The selling shareholders have agreed to pay to the international managers a combined management, underwriting and selling commission of €0.27 per share, multiplied by the number of shares set forth in the table above (including any shares taken up by holders of privatization certificates), less the number of any shares transferred to the selling shareholder pursuant to the provisions described in the following paragraph. The international managers are obligated to procure purchasers for or purchase all of the shares set forth in the table above (other than those described in the following paragraph) if they purchase any of them. The purchase agreement entitles the international managers to terminate the agreement in certain circumstances prior to full payment to the selling shareholders.

The joint global coordinators have elected to have the Hellenic Republic sell 7,000,000 additional ordinary shares, 4,962,909 of which are included in the total shown above, in order to meet excess demand. The Greek lead managers may, in agreement with the joint global coordinators, effect transactions which stabilize or maintain the market price of the ordinary shares, in accordance with Greek law, during a 30-day period from the date of delivery of ordinary shares in the combined offering. No more than 7,000,000 ordinary shares may be purchased through stabilization and, at the end of the period all ordinary shares so purchased must be transferred to the Hellenic Republic.

The selling shareholders have agreed to reimburse the international managers for certain of their expenses in connection with the sale of our ordinary shares, and we and the selling shareholders have agreed to indemnify the international managers against certain liabilities, including liabilities under the Securities Act and other applicable securities laws, or to contribute to payments the international managers may be required to make in respect thereof.

The combined offering consists of an international offering, a Greek public offering and an employee offering. The international offering consists of an offering by the international managers to institutional investors outside the United States in compliance with Regulation S under the Securities Act, and in the United States to qualified institutional buyers, as defined in and in reliance on Rule 144A under the Securities Act, through their respective selling agents. The Greek public offering consists of a public offering to retail and institutional investors in Greece. Alpha Finance and EFG Eurobank Ergasias are acting as lead managers and bookrunners of the Greek public offering and as representatives of the Greek managers. Either of Alpha Finance and EFG Eurobank Ergasias will be acting as stabilizing managers in agreement with the joint global coordinators. The employee offering consists of a private placement to employees. The closing of the international offering and the Greek public offering are conditioned upon each other.

We and the selling shareholders have entered into an underwriting agreement dated July 14, 2002 with the Greek managers under which the Greek managers will purchase or procure purchasers for an aggregate of 17,460,780 ordinary shares, including 2,037,091 ordinary shares to meet excess demand in the combined offering.

The Hellenic Republic is, in connection with the combined offering, providing for the satisfaction of the preferential rights of the holders of two series of exchangeable debt securities to receive ordinary shares sold in the combined offering. Holders of both series of privatization certificates are entitled to a 5.0% discount from the offer price for the combined offering. A total of 12,443,500 ordinary shares are being acquired by these holders consisting of 8,509,540 ordinary shares in the international offering and 3,933,960 ordinary shares in the Greek public offering.

Purchasers of shares may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offer price.

The international managers and the Greek managers have entered into an intersyndicate agreement that provides for the coordination of their activities. The intersyndicate agreement provides, among other things, that the lead manager shall have the authority to manage the orderly distribution of our ordinary shares in the international offering. The intersyndicate agreement also provides that assignments may be made between the international managers and the Greek managers, at a price equal to the offer price less the selling commission, of their respective agreements to purchase or procure purchasers for the ordinary shares in the combined offering.

We and the selling shareholders have agreed that during the period of 180 days from the date of this offering memorandum we and the selling shareholders will not offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or the selling shareholders or any person in privity with either of them), directly or indirectly, or announce the offering of, any other ordinary shares or any securities convertible into, or exchangeable for, ordinary shares. In addition, we will comply with any further restrictions imposed by the Capital Markets Commission.

In general, purchases of a security for the purpose of stabilization could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor the selling shareholders nor any of the managers makes any representation or prediction as to the direction or magnitude of any effect that stabilization transactions may have on the price of our ordinary shares. In addition, neither we nor the selling shareholders nor any of the managers makes any representation that any manager will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

The offering price of our ordinary shares in the combined offering has been determined by the joint global coordinators following negotiations with the selling shareholders, with reference to the current market price of our ordinary shares and other relevant factors, and may bear no relationship to the market price of our ordinary shares subsequent to the combined offering.

Certain of the international managers from time to time have performed banking and advisory services for us and the selling shareholders for which they have received customary fees and expenses. The international managers may from time to time engage in transactions with and perform services for us in the ordinary course of their business.

Selling Restrictions

General

No action has been or will be taken in any jurisdiction (except Greece, subject to the restrictions described below) that would permit a public offering of our ordinary shares, or the possession, circulation or distribution of this offering memorandum or any other material relating to us or our ordinary shares in any jurisdiction where action for that purpose is required. Each international manager has agreed that it will not, directly or indirectly, offer or sell any of our ordinary shares or distribute or publish any offering material or advertisements in connection with our ordinary shares in or from any jurisdiction, except under circumstances that will result in compliance with all applicable laws and regulations.

United States

Our ordinary shares have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States except in accordance with Regulation S under the Securities Act or pursuant to an exemption from the registration requirements thereof. Accordingly, each international manager has represented and agreed that it will not offer or sell our ordinary shares as part of its allocation at any time other than outside the United States in accordance with Rule 903 of Regulation S or to qualified institutional buyers in the United States through their U.S. broker-dealer affiliates in accordance with Rule 144A. In addition, until 40 days after the commencement of the combined offering, any offer or sale of shares within the United States by a dealer that is not participating in the combined offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

United Kingdom

Each of the international managers has represented and agreed that:

- it has not offered or sold and, prior to the expiry of a period of six months from the closing of the combined offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995;

- it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom; and

- it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the sale of any of our ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us.

Greece

This offering memorandum has not been submitted to the approval procedure of the Capital Markets Commission or the Athens Stock Exchange, pursuant to Law 876/79 and Presidential Decree 52/92, respectively, and accordingly may not be used in connection with any offer to purchase or sell any shares or as part of any form of general solicitation or advertising in circumstances that would constitute an offer to the public in Greece.

Japan

Each of the international managers has represented and agreed that our ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan and that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the shares in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any persons for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

Schroder is a trade mark of Schroders Holdings plc and is used under license by Salomon Brothers International Limited.

TRANSFER RESTRICTIONS

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the ordinary shares.

Rule 144A

Each purchaser of the ordinary shares offered in reliance on Rule 144A of the Securities Act ("Rule 144A") will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S of the Securities Act ("Regulation S") are used herein as defined therein):

1. The purchaser (i) is a qualified institutional buyer as defined in Rule 144A ("QIB") or a broker-dealer acting for the account of a QIB, (ii) is aware, and each beneficial owner of such ordinary shares has been advised, that the sale to it is being made in reliance on Rule 144A, (iii) is acquiring such ordinary shares for its own account or for the account of a QIB and (iv) is aware that the ordinary shares are "restricted securities" within the meaning of the Securities Act and may not be deposited into any unrestricted depositary facility, unless at the time of such deposit such ordinary shares are no longer restricted securities under the Securities Act;

2. The purchaser is aware that the ordinary shares have not been and will not be registered under the Securities Act and are being offered in the United States in reliance on Rule 144A only in a transaction not involving any public offering in the United States within the meaning of the Securities Act;

3. The purchaser understands and agrees that such ordinary shares may not be offered, sold, pledged or otherwise transferred except (i) to a person whom the seller and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) outside the United States in accordance with Rule 903 or 904 of Regulation S, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available), (iv) pursuant to any other exemption from the registration requirements of the Securities Act, subject to the receipt by us of an opinion of counsel or such other evidence that we may reasonably require that such sale or transfer is in compliance with the Securities Act or (v) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state or territory of the United States or any other jurisdiction;

4. Any offer, sale, pledge or other transfer made other than in compliance with the above stated restrictions shall not be recognized by us in respect of the ordinary shares; and

5. It acknowledges that we, the managers, their affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Regulation S

Each purchaser of the ordinary shares offered and sold in reliance on Regulation S will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used as defined therein):

1. The purchaser is, and the person, if any, for whose account it is acquiring the ordinary shares is, outside the United States;

2. The purchaser is aware that the ordinary shares have not been and will not be registered under the Securities Act and are being offered outside the United States in reliance on Regulation S; and

3. The purchaser acknowledges that we, the managers, their affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

LEGAL MATTERS

The validity of our ordinary shares and certain other legal matters will be passed upon by Flogaitis — Pamboukis — Sioutis & Associates, our Greek counsel, and Norton Rose, our U.S. and English counsel. The validity of the ordinary shares and certain other legal matters will be passed upon for the selling shareholders by M. & P. Bernitsas, Greek counsel to the selling shareholders, and Norton Rose, U.S. and English counsel to the selling shareholders. The validity of the ordinary shares and certain other legal matters will be passed upon for the managers by Potamitis Iliadou, Greek counsel to the managers, and Skadden, Arps, Slate, Meagher and Flom, LLP, U.S. and English counsel to the managers.

INDEPENDENT ACCOUNTANTS

Our financial statements included in this offering memorandum have been audited by Grant Thornton for the years ended December 31, 1999, 2000 and 2001, as stated in their audit report, also included in this offering memorandum.

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INDEX TO FINANCIAL STATEMENTS

REPORT OF THE AUDITORS

To the Board of Directors and Shareholders of OPAP S.A.

We have audited the accompanying balance sheets of OPAP S.A. as of December 31, 2001, 2000 and 1999, the related income statements and statements of changes in net equity for each of three years in the period ended December 31, 2001 and the related cash flow statements for each of two years in the period ended December 31, 2001, all prepared in accordance with International Accounting Standards. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards established by the Greek Institute of Chartered Accountants, which are in compliance with International Auditing Standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the company as of December 31, 2001, 2000 and 1999 and of the results of its operations for each of the three years in the period ended December 31, 2001 and its cash flows for each of the two years in the period ended December 31, 2001 then ended in accordance with International Accounting Standards.

GRANT THORNTON S.A.

Athens
June 11, 2002

OPAP S.A.

INCOME STATEMENTS
for the Years Ended December 31, 2001, 2000 and 1999
(Thousands of Euro, except for per share amounts)

	Notes	2001	2000	1999
Revenue	2	1,805,514	1,453,415	627,696
Cost of sales	3	(1,395,588)	(1,101,008)	(411,049)
Gross profit		409,926	352,407	216,647
Other operating income	2	6,892	2,791	12,615
Distribution costs		(19,887)	(14,773)	(16,513)
Administrative expenses		(19,755)	(13,725)	(10,249)
Other operating expenses		(509)	(3,681)	(6,325)
Profit from operations		376,667	323,019	196,175
Net financing costs	4	(1,773)	4,867	8,981
Profit before tax		374,894	327,886	205,156
Tax expense	6,8	(135,033)	(13,266)	(1,031)
Deferred taxes	19,6	1,337	109	—
Profit after tax		241,198	314,729	204,125
Net profit for the period		241,198	314,729	204,125
Basic earnings per share 2001, adjusted 2000, 1999	8	0.76	0.87	0.56

The accompanying notes are an integral part of the financial statements

OPAP S.A.

BALANCE SHEETS
as at December 31, 2001, 2000 and 1999
(Thousands of Euro)

	Notes	2001	2000	1999
ASSETS				
Current assets				
Cash and cash equivalents	16	371,837	149,896	103,739
Inventories	13	688	977	349
Trade receivables	14	24,680	24,991	47,429
Other current assets	15	88,538	50,513	1,211
Deferred expenses	15	4,093	15,629	—
Total current assets		489,836	242,006	152,728
Non-current assets				
Intangible assets	11	292,107	308,602	1,871
Property, plant and equipment	10	22,827	27,877	31,105
Loans receivable	12	—	—	140,522
Other non-current assets	12	7,113	4,602	6,044
Deferred tax assets, net	19	2,551	1,215	1,105
Total non-current assets		324,598	342,296	180,647
TOTAL ASSETS		814,434	584,302	333,375
LIABILITIES & SHAREHOLDERS' EQUITY				
Current liabilities				
Borrowings	20	37,595	31,548	10,492
Trade and other payables	22	258,904	202,207	89,156
Taxes payable	6, 8	221,401	37,526	36,985
Accrued liabilities		45	1,094	697
Total current liabilities		517,945	272,375	137,330
Non-current liabilities				
Borrowings	20	125,385	162,980	121,160
Employee benefit plans	23	14,331	8,572	8,273
Provisions	24	1,815	293	293
Other non-current liabilities	21	3,582	39,796	1,250
Total non-current liabilities		145,113	211,641	130,976
Shareholders' equity				
Issued capital	17	95,700	93,617	29,347
Reserves	18	55,709	8,670	7,246
Retained earnings		(33)	(2,001)	28,476
Total shareholders' equity		151,376	100,286	65,069
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		814,434	584,302	333,375

The accompanying notes are an integral part of the financial statements

OPAP S.A.

CASH FLOW STATEMENTS
for the Years Ended December 31, 2001 and 2000
(Thousands of Euro)

	Notes	2001	2000
OPERATING ACTIVITIES			
Cash generated from operations	25	456,520	293,945
Interest paid		(10,362)	(17,410)
Income taxes paid		(24,020)	(19,888)
Cash flow from operating activities		422,138	256,647
INVESTING ACTIVITIES			
Loans granted to personnel		(1,178)	—
Other loans granted		—	(70,861)
Value adjustments of intangible assets		294	—
Purchase of plant and equipment		(1,727)	(3,145)
Purchase of intangible assets		(32,299)	(807)
Interest received		8,589	22,277
Cash flow used in investing activities		(26,321)	(52,536)
FINANCING ACTIVITIES			
Proceeds from borrowings		—	73,367
Proceeds from non-current borrowings		(31,548)	(10,492)
Dividends paid	9	(142,328)	(220,829)
Cash flow used in financing activities		(173,876)	(157,954)
Net increase/decrease in cash and cash equivalents		221,941	46,157
Cash and cash equivalents at beginning of year		149,896	103,739
Cash and cash equivalents at end of year		371,837	149,896

The accompanying notes are an integral part of the financial statements

OPAP S.A.

STATEMENTS OF CHANGES IN NET EQUITY
for the Years Ended December 31, 2001, 2000 and 1999
(Thousands of Euro)

	Share capital	Fair value revaluation reserve	Other reserves	Retained earnings	Deposits from shareholders	Total
Balance at December 31, 1998	—	—	2,167	33,139	—	35,306
Effect of adopting IAS	—	—	—	(2,052)	—	(2,052)
Restated balance	—	—	2,167	31,087	—	33,254
Fair value gains on tangible and intangible assets	—	27,337	—	—	—	27,337
Net profit for the period	—	—	—	204,125	—	204,125
Reclassification of reserves	—	6,441	—	(6,441)	—	—
Dividends relating to 1999	—	—	—	(199,647)	—	(199,647)
Reclassification of reserves	—	(29,347)	—		—	(29,347)
Transfer to reserves	—	—	—	(648)	—	(648)
Formation of reserves year 1999	—	—	648	—	—	648
Issue of share capital-reserves from revaluation of assets	29,347	—	—	—	—	29,347
Balance at December 31, 1999	29,347	4,431	2,815	28,476	—	65,069
Reclassification of liabilities to shareholders' deposits	—	—	—	—	29,347	29,347
Net profit for the period	—	—	—	314,729	—	314,729
Issue of share capital — retained earnings	30,492	—	—	(30,492)	—	—
Issue of share capital — shareholders' deposits	29,347	—	—	—	(29,347)	—
Payments to beneficiaries	—	—	—	(303,242)	—	(303,242)
Dividends to shareholders	—	—	—	(5,617)	—	(5,617)
Transfer to reserves	—	—	5,855	(5,855)	—	—
Issue of share capital — assets reserve	4,431	(4,431)	—	—	—	—
Balance at December 31, 2000	93,617	—	8,670	(2,001)	—	100,286
Tax correction	—	—	2,908	(1,744)	—	1,164
Restated balance at December 31, 2000	93,617	—	11,578	(3,745)	—	101,450
Restatement of reserves	—	—	196	—	—	196
Net profit for the period	—	—	—	241,198	—	241,198
Dividends	—	—	—	(191,468)	—	(191,468)
Transfer to reserves	—	—	46,018	(46,018)	—	—
Issue of share capital — reserves	2,083	—	(2,083)	—	—	—
Balance at December 31, 2001	95,700	—	55,709	(33)	—	151,376

The accompanying notes are an integral part of the financial statements

OPAP S.A.

NOTES TO THE AUDITED IAS FINANCIAL STATEMENTS
for the Years Ended December 31, 2001, 2000 and 1999

General Information

OPAP S.A. was established as a private legal entity in 1958.

OPAP S.A. was reorganized as a *société anonyme* in 1999 and its accounting as such began in 2000.

The company has the sole concession to operate and manage six existing numerical lottery and sports betting games as well as five new numerical lottery games, which it has yet to introduce. The company also holds the sole concession to operate and manage any new sports betting games in Greece as well as a right of first refusal to operate and manage any new lottery games permitted by the Hellenic Republic.

The company currently operates three numerical lottery games (*Joker, Lotto, Proto*) and three sports betting games (*Stihima, Propo* and *Propo-goal*). It has also designed five new lottery games (*Bingo, Kino, Extra 5, Super 3* and *Super 4*). It distributes its games through an extensive on-line network of approximately 5,130 dedicated agents.

The Company's Reorganization

Until 1999, OPAP S.A. operated as a non-profit organization. The company had the exclusive right to operate numerical lottery and sports betting games. For the games operated, OPAP S.A. paid the Hellenic Republic the total revenues from numerical lottery and sports betting games minus a specific percentage retained to cover its operational expenses and implement its development plans.

At the time OPAP S.A. was reorganized into a *société anonyme*, a valuation committee was appointed, under relevant Greek law, to revalue the organization's assets and liabilities on the basis of their value. This committee consisted of a chartered accountant, a chartered surveyor and an employee of the Ministry of Commerce, which do not constitute a "professional valuer" within the meaning of International Accounting Standards. A professional valuer may have made a different determination as to market value. The difference between the fair market value and the historical value resulted in the initial share capital of €29,347,000, with the sole shareholder being the Hellenic Republic.

The company purchased from the Hellenic Republic the 20-year exclusive right to operate certain numerical lottery and sports betting games for €322,817,000. Since the date of that agreement, the company no longer pays the Hellenic Republic a percentage of its revenue, and its relationship with the Hellenic Republic has been that of a company with its shareholder in accordance with Greek corporate law.

As a non-profit organization, the company was not subject to income taxation. Since its reorganization into a *société anonyme*, it has been subject to income tax applicable to Greek corporations generally. During 2000, however, its profit subject to tax was determined by deducting from its profits before tax non-taxable amounts that included the amount of dividends paid by the company to the Hellenic Republic.

A. Basis of Preparation

The financial statements have been prepared in accordance with International Accounting Standards. The financial statements have been prepared using the historical cost convention, except as disclosed in the accounting policies below.

B. Accounting Policies

The significant accounting policies adopted in the preparation of these financial statements and in determining the results for the year and the financial position are set out below:

(i) Revenues

Revenues from games are recognized upon the completion of games, typically immediately before the announcement of the results of games, which occurs twice weekly. Revenues from sports betting games that last longer than three or four days are recognized on a cash basis twice weekly.

Other categories of revenues are recognized under the following methods:

a) other revenues are recognized when the event has occurred; and

b) interest on short-term investments (typically 12 or less days) is recognized on a cash basis, and at the balance sheet date on an accrual basis.

(ii) Borrowings

Loans are recorded as liabilities at the date funds are received. Loan issuance expenses are included in results of operations. At subsequent balance sheet dates, loans are shown at their unpaid principal amount. Interest expenses are recognized when paid and at the balance sheet date to the extent that these expenses are accrued and unpaid. Loans are classified as long-term if they mature in more than one year and as short-term if they mature in one year or less.

(iii) Retirement Costs

Pursuant to the collective bargaining agreement between the company and its employees, the company is obliged to pay its employees retirement benefits following completion of the requisite service period. The cost of these benefits, determined on an actuarial basis, is recognized as an expense in the year that the service was rendered. A portion of this benefit may be paid to an employee prior to his retirement. See Note B (ix).

(iv) Property, Plant and Equipment

The cost of tangible assets acquired after January 1, 2000 is stated at cost.

The value of tangible assets as at December 31, 1999 was estimated by a valuation committee appointed in accordance with relevant Greek corporate law. The revalued amounts were recognized in the balance sheet as of that date, with the revaluation surplus reflected as a fair value revaluation reserve and subsequently used for the formation of the company's initial share capital.

Depreciation is calculated using the straight-line method based on cost or revalued amount as follows:

Land	—
Buildings	20 years
Plant & Machinery	5-7 years
Vehicles	6.5 years
Equipment	5 years

(v) Intangible Assets

The 20-year concession granted by the Hellenic Republic to the company to operate numerical lottery and sports betting games has been stated at cost, which was determined by independent actuaries.

The cost of software acquired before December 31, 1999 has been stated at its revalued amount. Software acquired after January 1, 2000 is stated at cost.

The value of software was estimated as at December 31, 1999 by the valuation committee referred to above. The revalued amounts were recognized in the balance sheet as of that date, with the revaluation surplus reflected as a fair value revaluation reserve and subsequently used for the formation of the company's initial share capital.

Amortization is calculated using the straight-line method based on cost or revalued amount as follows:

Concession	20 years
Software	3 years

(vi) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the yearly weighted average cost formula. The value of raw materials and consumables at December 31, 1999 was determined by the valuation committee referred to in (iv) above.

(vii) Exchange Differences

At the balance sheet date, foreign currency monetary items are calculated using the relevant currency exchange rate.

Non-monetary items are stated at historical cost, using the exchange rate at the date of the relevant transaction.

Foreign currency transactions are recorded at the currency exchange rate prevailing on the date of the transaction, except for transactions that are related to operations in Cyprus, which are recorded at a fixed exchange rate that approximates the actual rate and is restated periodically to reflect exchange rate fluctuations. At the balance sheet date, transactions in Cyprus are restated using the average yearly exchange rate of the relevant currency.

(viii) Income Tax Expense

Income tax expense is calculated on taxable profits of the year using applicable tax rates. In 2000 and prior years, taxable profits were calculated after deduction of income not subject to tax, principally consisting of dividends payable to the Hellenic Republic.

For all deductible temporary differences that arise from the difference between the taxable base used for the calculation of taxable income and the amount stated in financial statements, a deferred tax liability or deferred tax asset is recognized. The principal temporary differences that arise are from the amortization of intangible assets and the provisions for employee retirement benefit plans.

The tax rate used for the calculation of deferred tax is the same as the tax rate used for the calculation of the company's tax liabilities at the balance sheet date.

(ix) Other Non-current Assets

Non-current assets are recorded at their historical cost, without any present value discount from the date of their anticipated maturity or realization.

Warranty Deposits

Warranty deposits are placed on deposit with certain suppliers to secure the company's obligations to those suppliers. Amounts remain as demands for their duration. Upon the maturity of these obligations, the amounts on deposit may be applied against all or a portion of the outstanding obligations according to the terms of the deposit, with any balance being returned to the company.

Prepayments for Retirement Benefits

These amounts are paid to employees in accordance with the company's collective bargaining agreement. Since December 31, 2000 these amounts are paid to employees who have completed 17.5 years of service (prior to December 31, 2000 the requirement was 25 years of service). The amount given is the total retirement compensation for the service rendered to that date (until December 31, 2000 the amount given was 50% of total retirement compensation for the service rendered). Prepaid amounts are deducted from the lump-sum retirement benefit payable to the employee upon termination. Interest on prepaid amounts was 4% in 1999 and 2% in 2001 and 2000.

Housing Loans to Personnel

In accordance with the company's collective bargaining agreement, eligible full-time employees are entitled to housing loans. These loans have a term of 25 years with an initial two-year grace period on repayments of principal and interest. Interest accrued at the rate of 2% in 2000 and 2001 and 4% in 1999.

There are three types of housing loans:

Acquisition	Up to €32,281.73
Construction	Up to €16,140.86
Repair	Up to €8,070.43

(x) Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, cash in open bank accounts and short-term deposits.

(xi) Provisions

Provisions are recognized and accounted for when the company determines that an obligation (legal or constructive) has arisen, it is probable that the company will have to expend money or other resources to satisfy the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are reconsidered at each balance sheet date so as to reflect the current estimate of the obligation.

A provision is applied only to expenditures in respect of which the provision was originally recognized.

Provision for Doubtful Receivables

The company establishes provisions for receivables equal to the amount of receivables from agents that management of the company estimates as doubtful. To determine the provisions necessary at a balance sheet date, guarantees paid by agents are taken into consideration in accordance with regulations governing the company's relationship with its agents. These guarantees are used to offset bad debts from agents.

Management estimates that its provisions for credit risk are adequate due to its credit risk controls, the large volume and disparate nature of its receivables and the real-time credit control of the company's agents through its on-line network.

(xii) Changes in Accounting Policies

Assets acquired at or before December 31, 1999 were revalued at market value by a valuation committee established pursuant to Greek corporate law. This committee consisted of a chartered accountant, a chartered surveyor and an employee of the Ministry of Commerce, which do not constitute a "professional valuer" within the meaning of International Accounting Standards. A professional valuer may have made a different determination as to market value.

The revaluation surplus has been allocated to a fair value revaluation reserve and subsequently to the company's initial share capital.

1. **Segment Information**

Business Segments for the Year Ended December 31, 2001

	PROPO	LOTTO	JOKER	PROTO	PROPO-GOAL	STIHIMA	TOTAL
	(Thousands of Euro)						
Revenues	64,691	76,912	294,913	52,914	2,287	1,313,797	1,805,514
Gross profit	26,251	34,001	99,657	16,533	1,005	232,479	409,926
Other information:							
Tangible and intangible assets	11,180	13,292	50,965	9,144	395	229,958	314,934
Current assets	17,388	20,673	79,270	14,223	615	357,667	489,836
Segment assets	28,568	33,965	130,235	23,367	1,010	587,625	804,770
Unallocated assets							9,664
TOTAL ASSETS							814,434
Segment liabilities	15,105	17,959	68,860	12,355	534	310,699	425,512
Unallocated liabilities							237,546
TOTAL LIABILITIES							663,058
Additions of tangible and intangible assets	84	99	381	68	3	1,718	2,353
Depreciation and amortization	848	1,009	3,867	694	30	17,450	23,898

Business Segments for the Year Ended December 31, 2000

	PROPO	LOTTO	JOKER	PROTO	PROPO-GOAL	STIHIMA	TOTAL
	(Thousands of Euro)						
Revenues	92,389	84,114	230,307	44,742	4,056	997,807	1,453,415
Gross profit	32,701	39,653	83,187	15,650	1,599	179,617	352,407
Other information:							
Tangible and intangible assets	20,420	18,609	50,929	9,899	896	235,726	336,479
Current assets	14,686	13,384	36,630	7,120	645	169,541	242,006
Segment assets	35,106	31,993	87,559	17,019	1,541	405,268	578,486
Unallocated assets							5,816
TOTAL ASSETS							584,302
Segment liabilities	26,558	24,202	66,238	12,875	1,166	306,585	437,624
Unallocated liabilities							46,392
TOTAL LIABILITIES							484,016
Additions of tangible and intangible assets	19,831	18,072	49,459	9,613	871	228,924	326,770
Depreciation and amortization	1,412	1,287	3,522	684	62	16,300	23,267

Business Segments for the Year Ended December 31, 1999

	PROPO	LOTTO	JOKER	PROTO	PROPO-GOAL	TOTAL
			(Thousands of Euro)			
Revenues	148,204	103,520	316,153	50,850	8,969	627,696
Gross profit	47,464	46,382	103,433	16,143	3,225	216,647
Other information:						
Tangible and intangible assets	7,786	5,439	16,609	2,671	471	32,976
Current assets	37,561	24,485	75,753	12,795	2,134	152,728
Segment assets	45,347	29,924	92,362	15,466	2,605	185,704
Unallocated assets						147,671
TOTAL ASSETS						333,375
Segment liabilities	52,889	36,101	110,727	19,933	3,105	222,755
Unallocated liabilities						45,551
TOTAL LIABILITIES						268,306
Additions of tangible and intangible assets	508	355	1,084	174	31	2,152
Depreciation and amortization	798	557	1,702	274	48	3,379

There are no sales transactions between business segments. Segment assets consist of property, plant and equipment, intangible assets, inventories, trade and other receivables, cash and cash equivalents. Unallocated assets principally consist of investments.

Segment liabilities comprise operating liabilities and exclude items such as taxes payable, employee benefit plans and provisions.

A portion of cost of sales was allocated to each business segment according to the revenues of that business segment.

Geographical Segments

Greece is the home country of the company.

	Greece	Cyprus	Total
		(Thousands of Euro)	
For the Year Ended December 31, 2001			
Revenues	1,766,379	39,135	1,805,514
Gross profit	398,254	11,672	409,926
For the Year Ended December 31, 2000			
Revenues	1,420,158	33,257	1,453,415
Gross profit	341,944	10,464	352,408
For the Year Ended December 31, 1999			
Revenues	591,751	35,945	627,696
Gross profit	205,293	11,354	216,647

Revenues are based on the country in which the customer is located. There are no sales between the geographical segments.

2. Revenues

The analysis of each category of revenues recognized during the period is as follows:

For the Years Ended December 31,	2001	2000	1999
		(Thousands of Euro)	
Revenues from games	1,805,514	1,453,415	627,696
Other operating income	6,892	2,791	12,615
Total revenues and other operating income	1,812,406	1,456,206	640,311

Other operating income in 1999 includes an amount of €9,964,000 charged to the Hellenic Republic for advertising costs allocated to various Hellenic Republic bodies that received distributions from profits. In December 1999, the company ceased charging advertising costs to the Hellenic Republic.

3. Cost of Sales

The analysis of cost of sales classified by nature of expense is as follows:

For the Years Ended December 31,	2001	2000	1999
	(Thousands of Euro)		
Prize payouts to lottery and betting winners	1,019,872	804,022	288,674
Lottery agents' commissions	163,386	133,936	74,889
Betting commissions	134,198	102,504	—
Depreciation	5,082	4,726	1,934
Amortization	16,482	16,425	1,067
Repairs and maintenance expenditures	11,760	11,700	11,485
Outside resourcing	6,601	1,650	6,982
Distributions to Greek Professional Football Association	1,767	6,617	10,936
Staff costs	12,014	10,148	13,005
Retirement benefit costs	2,579	105	97
Other expenses	21,803	4,469	1,980
Provisions for bad debtors	44	4,706	—
Total cost of sales	1,395,588	1,101,008	411,049

Lottery agents' commissions are commissions accrued to the company's dedicated sales agents.

Betting commissions are paid to the operator of *Stihima* for the services that this entity provides in relation to the operation of *Stihima*, which was introduced in 2000.

Distributions to the Greek Professional Football Association are related to the *Propo* and *Propo-goal* games.

4. Net Financing Costs

For the Years Ended December 31,	2001	2000	1999
	(Thousands of Euro)		
Interest expense for bank borrowings	(10,362)	(17,410)	(13,296)
Interest income			
Interest from deposits	7,996	7,069	6,837
Third party loans	—	13,520	14,681
Personnel loans	593	1,688	759
Total interest income	8,589	22,277	22,277
Net financing cost	(1,773)	4,867	8,981

Prior to October 2000, interest income included interest received from the Hellenic Republic in respect of amounts borrowed on behalf of, and loaned to, the Hellenic Republic.

The weighted average interest rate on the company's borrowings was 5.80% in 2001, 10.68% in 2000 and 11.54% in 1999. The average interest rate earned on short-term bank deposits was 3.85% in 2001, 8.28% in 2000 and 10.7% in 1999.

5. Staff Costs

For the Years Ended December 31,	2001	2000	1999
	(Thousands of Euro)		
Employee remuneration	19,217	14,258	16,551
Social security costs	3,079	3,311	3,605
Retirement benefit costs	5,949	299	277
Other remuneration	1,280	1,613	805
Total staff costs	29,525	19,481	21,238

The average number of full-time employees was 243 in 2001, 247 in 2000 and 264 in 1999. The average number of part-time personnel was 290 in 2001, 430 in 2000 and 640 in 1999. An amount of €1,596,000 included in the employee remuneration charge for 2001 relates to 2000.

6. Tax Expense

For the Years Ended December 31,	2001	2000	1999
	(Thousands of Euro)		
Previous year's taxes	—	—	(1,031)
Income tax expense	(135,033)	(13,266)	—
Deferred tax	1,337	109	—
Total tax expense	(133,696)	(13,157)	(1,031)

The tax on the company's profit before tax amount differs from the theoretical amount that would arise using the statutory tax rate applicable to the company.

The calculation of income tax expense is as follows:

For the Years Ended December 31,	2001	2000
	(Thousands of Euro, except for percentages)	
Profit before tax	374,894	327,886
Income not subject to tax	(2,224)	(301,626)
Expenses not deductible for tax purposes	13,067	6,905
Taxable profit	385,737	33,165
Income tax rate	35.00%	40.00%
	135,008	13,266
Additional income tax charges	25	—
Income tax expense	135,033	13,266

Prior to December 1999, the company was not subject to income tax because it operated as a non-profit organization. When the company first became subject to income tax in 2000, the tax rate was 40.00%. The income tax charge was calculated on the income tax that resulted after the deduction of distributions paid to the Hellenic Republic. Since the purchase by the company of its 20-year concession in December 2000, income tax has been calculated on income before dividend distributions. The income tax charge for 2001 was calculated at a tax rate of 35.00% which is the rate applicable to Greek companies listed on the Athens Stock Exchange.

7. Exchange Differences

The exchange differences that resulted during the year, along with the exchange differences from foreign currency balances at the balance sheet date, are as follows:

For the Years Ended December 31,	2001	2000	1999
	(Thousands of Euro)		
Revenue	6,129	4,686	3,619
Cost of sales	(6,129)	(2,851)	(2,011)
Administrative expenses	—	(248)	(189)
Distribution costs	—	(21)	(16)
Net financing costs	—	51	12
Valuation of monetary items at December 31	1,851	2,013	13
Total exchange differences	1,851	3,630	1,428

The company has no foreign currency risk management policy as the operation of Cyprus has sufficient liquidity to accommodate its operating needs and therefore operations in Cyprus do not give rise to currency exchange transactions that expose the company to significant foreign currency risk.

8. Earnings per Share

Basic earnings per share are calculated based on the weighted average of ordinary shares that were in circulation during the year.

The number of ordinary shares outstanding before the issuance in 1999 and 2000 of shares to the Hellenic Republic has been readjusted to reflect the change in the number of shares that were outstanding following these events.

In order to fairly present earnings per share as calculated according to IAS 33 ("Earnings Per Share"), certain adjustments have been made in the years 2000 and 1999 in light of the fact that the company's earnings for these years were virtually free of taxation. For purposes of this presentation, the rates applicable to a *société anonyme* (for companies not listed on the Athens Stock Exchange) during the years 1999 and 2000 of 40% have been charged to income that was not subject to tax for those two years.

Accordingly, profits after taxes were calculated as follows:

For the Years Ended December 31,	2000	1999
	(Thousands of Euro)	
Net profit (as reported in income statement)	314,729	204,125
Income not subject to tax (see Note 6)	301,626	204,125
Theoretical tax adjustment for comparability	120,650	81,650
Net profit after theoretical tax adjustment	194,079	122,475

The calculation of earnings per share is as follows:

For the Years Ended December 31,	2001	2000	1999
Net profit attributable to shareholders (in thousands of euro)	241,198	194,079	122,475
Weighted average number of ordinary shares in issue	319,000,000	223,109,589	219,000,000
Basic earnings per share	0.76	0.87	0.56

9. Dividends

Until December 31, 2000, dividends consisted of distributions to the Hellenic Republic, calculated as a specific percentage of the revenue from each lottery game and from *Stihima*. These distributions were paid to the Hellenic Republic free of tax and were paid when requested by the Hellenic Republic. At year-end 2000, following the reorganization of the company, amounts not distributed in that manner and remaining available for distribution pursuant to corporate law were distributed as dividends to the Hellenic Republic in accordance

with corporate law. Since then, all dividends have been distributed to shareholders in accordance with corporate law (although not all profits have been distributed as dividends).

Management intends to propose at the annual general meeting of 2002 a dividend in respect of 2001 of €0.60 per share, amounting to a total dividend of €191,468,000 which is shown in the company's statement of changes in net equity for the year ended December 31, 2001 as a debit to retained earnings. An amount of €54,298,000 has been paid during the year and the remaining dividend payable is included in liabilities.

Dividends for the year ended December 31, 2000 amounted to €308,859,000, of which an amount of €220,829,000 was paid within the year while the remaining €88,030,000 were included in the liabilities of the company and paid in the year ended December 31, 2001. Of the €308,859,000 total dividend, €303,242,000 comprise distributions to the Hellenic Republic and other state organizations. The remaining amount of €5,617,000 was approved for distribution by the regular shareholders' meeting of 2001 and paid to shareholders of record at that time.

10. Property, Plant and Equipment

	Land & Buildings	Plant & Machinery	Vehicles & Equipment	Total
		(Thousands of Euro)		
Year ended December 31, 1999				
Opening net book amount	249	4,490	902	5,641
Revaluation surplus	4,679	13,355	7,714	25,748
Additions	—	1,759	268	2,027
Disposals	—	—	—	—
Depreciation charge	—	1,703	608	2,311
At December 31, 1999				
Valuation	4,928	19,604	8,884	33,416
Accumulated depreciation	—	1,703	608	2,311
Net book amount	4,928	17,901	8,276	31,105
Year ended December 31, 2000				
Opening net book amount	4,928	17,901	8,276	31,105
Additions	—	2,880	266	3,146
Disposals	—	—	—	—
Depreciation charge	75	3,842	2,457	6,374
At December 31, 2000				
Cost or valuation	4,928	22,484	8,542	35,954
Accumulated depreciation	75	5,545	2,457	8,077
Net book amount	4,853	16,939	6,085	27,877
Year ended December 31, 2001				
Opening net book amount	4,853	16,939	6,085	27,877
Additions	31	1,506	190	1,727
Disposals	—	—	—	—
Depreciation charge	76	4,169	2,532	6,777
At December 31, 2001				
Cost or valuation	4,959	23,990	8,731	37,680
Accumulated depreciation	151	9,714	4,988	14,853
Net book amount	4,808	14,276	3,743	22,827

Plant and machinery mainly includes equipment for lottery agents. All property, plant and equipment is currently unencumbered.

11. Intangible Assets

	Software	Rights	Total
	(Thousands of Euro)		
Year ended December 31, 1999			
Opening net book amount	2,170	—	2,170
Revaluation surplus	643	—	643
Additions	125	—	125
Disposals	—	—	—
Amortization charge	1,067	—	1,067
At December 31, 1999			
Cost or valuation	2,938	—	2,938
Accumulated amortization	1,067	—	1,067
Net book amount	1,871	—	1,871
Year ended December 31, 2000			
Opening net book amount	1,871	—	1,871
Additions	807	322,817	323,624
Disposals	—	—	—
Amortization charge	752	16,141	16,893
At December 31, 2000			
Cost or valuation	3,745	322,817	326,562
Accumulated amortization	1,819	16,141	17,960
Net book amount	1,926	306,676	308,602
Year ended December 31, 2001			
Opening net book amount	1,926	306,676	308,602
Additions	626	—	626
Disposals	—	—	—
Amortization charge	980	16,141	17,121
At December 31, 2001			
Cost or valuation	4,371	322,817	327,188
Accumulated amortization	2,799	32,282	35,081
Net book amount	1,572	290,535	292,107

Intangible assets are currently unencumbered.

Amortization of the 20-year concession is included in cost of sales, whereas amortization of software is allocated among cost of sales (35%), administrative expenses (60%) and distribution costs (5%).

12. Other Non-current Assets and Loans Receivable

As at December 31,	2001	2000	1999
	(Thousands of Euro)		
Loans receivable	—	—	140,522
Warranty deposits	80	80	79
Prepayments of retirement benefits	3,894	1,339	2,642
Housing loans to personnel	3,139	3,183	3,323
Total non-current assets and investments	7,113	4,602	146,566

The current portion of "Other Non-current Assets" is included in trade receivables. See Note 14.

Loans receivable as at December 31, 1999 consisted of interest bearing loans to the Ministry of Culture corresponding to the amounts borrowed on its behalf by the company. On October 15, 2000 the outstanding principal and interest on these loans were forgiven and offset against a portion of the purchase price paid by the company for the 20-year concession to operate games. See Note 25.

The current portion of "Loans receivable" is included in trade receivables. See Note 14 under line item "Loans to third parties".

13. Inventories

As at December 31,	2001	2000	1999
	(Thousands of Euro)		
Raw materials	418	693	349
Consumable materials	270	284	—
Total inventories	688	977	349

Inventories consist mainly of paper and printing material that is used for printing of lottery tickets.

14. Trade Receivables

The analysis of trade receivables is as follows:

As at December 31,	2001	2000	1999
	(Thousands of Euro)		
Receivables from third parties	—	—	10,844
Loans to third parties	—	—	19,051
Receivables from lottery agencies	13,237	21,668	14,066
Bad and doubtful debts	6,425	6,015	1,543
Less provisions for bad and doubtful debts	(2,842)	(4,706)	—
Prepayments to suppliers	558	968	1,272
Other receivables	7,302	1,046	653
Total trade receivables	24,680	24,991	47,429

Receivables from third parties consist of advertising costs charged to certain Hellenic Republic bodies as contributions to overhead being provided in return for grants and distributions from the company. As part of its reorganization, the company stopped allocating these charges to those bodies on January 1, 2000.

Management considers that the company's main credit risk consists of bad and doubtful debts of agents. As at December 31, 2001 this debt amounted to €6,425,000. To cover this risk the company established a provision of €2,842,000. A collective warranty deposit fund that jointly secures the agents' obligations to the company, amounting to €3,582,000 at December 31, 2001, is also available to cover bad debts. See Note 21. Management considers these provisions to be adequate.

15. Other Current Assets and Deferred Expenses

The analysis of other current assets is as follows:

As at December 31,	2001	2000	1999
	(Thousands of Euro)		
Amounts due from the operator of *Stihima*	12,766	41,552	—
Loans to personnel	290	1,398	340
Prepayments of retirement benefits	275	321	142
Other	693	78	729
Prepaid tax	74,514	7,164	—
Total other current assets	88,538	50,513	1,211

Amounts due from the operator of *Stihima* are calculated in accordance with the terms of the contract with that operator.

Housing loans to personnel are secured with mortgages on the property purchased.

Deferred expenses as at December 31, 2000 and 2001 consist of a portion of prize payouts of *Stihima* relating to the subsequent year and are calculated in accordance with the terms of the company's contract with the operator of *Stihima*.

16. Cash and Cash Equivalents

As at December 31,	2001	2000	1999
	(Thousands of Euro)		
Cash in hand	338	373	146
Cash at bank	48,682	52,679	85,985
Short-term bank deposits	322,817	96,844	17,608
Total cash and cash equivalents	371,837	149,896	103,739

Short-term bank deposits consist mainly of amounts invested in repurchase agreements for Greek government securities. The average interest rate earned on short-term bank deposits was 3.9% in 2001, 8.3% in 2000 and 10.7% in 1999. The average duration of short-term bank deposits was seven calendar days in 2001 and 12 calendar days in 2000.

Cash from the company's Cyprus operations is used to support those operations. The company is allowed to transfer this cash into Greece in the circumstances provided in the January 25, 2001 international agreement under which the company operates in Cyprus. In particular, a cash transfer is permitted only where the balance of cash and cash equivalents exceeds one million Cyprus pounds and only after the transfer is approved by the Central Bank of Cyprus. The balance of cash and cash equivalents held by the company in Cyprus at December 31, 2001 and 2000 was €11,566,000 and €10,609,000, respectively.

17. Share Capital

When the company organized into a *société anonyme* in 1999, its articles of association provided that a valuation committee should value its assets within one year. In accordance with that requirement, the committee valued the company's assets at €33,778,000. Of that amount, €29,347,000 was capitalized through the issuance of 1.0 million shares. The balance was applied to the revaluation reserve account within shareholders' equity.

On December 15, 2000 the ordinary shares of the company were split to increase the number of shares outstanding to 100 million. Consequently, the company's share capital was increased by €64,270,000 to €93,617,000 through the issuance of 219 million new shares. The €64,270,000 increase consisted of (a) retained earnings, (b) an amount released from the revaluation reserve account, and (c) a portion of the consideration for the concession (€29,347,000).

In 2001, the par value of the company's shares was increased from €0.29 to €0.30 through the capitalization of untaxed reserves.

All the shares issued by the company are ordinary shares.

Date	Number of shares
At January 1, 2000	1,000,000
Split (December 15, 2000)	100,000,000
Share issuance (December 15, 2000)	219,000,000
December 31, 2000	319,000,000
December 31, 2001	319,000,000

The total authorized number of ordinary shares was 319,000,000 at December 31, 2001 with a par value of €0.30 per share (€0.29 in 2000 and €29.35 in 1999). All issued shares are fully paid.

18. Reserves

The analysis of reserves is as follows:

	Revaluation reserves	Other reserves	Statutory reserves	Untaxed reserves	Total
		(Thousands of Euro)			
At December 31, 1999	4,431	2,815	—	—	7,246
Issue of share capital	(4,431)	—	—	—	(4,431)
Transfer to reserves	—	—	755	5,100	5,855
At December 31, 2000	—	2,815	755	5,100	8,670
Tax correction	—	—	—	2,908	2,908
Deficit on revaluation investments	—	—	—	196	196
Issue of share capital	—	—	—	(2,083)	(2,083)
Transfer to reserves	—	31,695	12,099	2,224	46,018
At December 31, 2001	—	34,510	12,854	8,345	55,709

The nature and purpose of each reserve account within shareholders' equity is as follows:

Revaluation reserves consist of reserves established in connection with the revaluation of assets, shortly after the formation of the company.

Other reserves reflect amounts deducted from the previous years' earnings. After taxation they are available for distribution to shareholders.

Statutory reserves reflect the addition of a minimum of 5% of the annual net profit added each year, subject to a maximum balance of one-third of the outstanding share capital. This amount is not available for distribution.

Untaxed reserves are drawn from untaxed earnings. Any portion of this reserve distributed to shareholders becomes subject to income tax. The intention of the company is not to distribute these reserves.

19. Deferred Taxes

Deferred income tax assets and liabilities are offset when there is a legal right to set off current tax assets against current tax liabilities and those assets and liabilities relate to the same tax authority.

The movements in deferred tax assets and liabilities are as follows:

	Deferred (from income tax statement)	Deferred tax asset	Deferred tax liabilities
		(Thousands of Euro)	
Deferred tax assets at December 31, 1999	—	1,105	—
Deferred depreciation costs	(30)	—	30
Deferred amortization costs	82	82	—
Deferred retirement benefits costs	57	57	—
Deferred tax assets at December 31, 2000	109	1,245	30
Offsetting deferred tax liabilities	—	(30)	—
Deferred tax assets, net at December 31, 2000		1,215	
Deferred depreciation costs	(28)		28
Settlement of previous year deferred taxes	(82)	(82)	
Deferred amortization costs	85	85	—
Deferred retirement benefits costs	1,362	1,362	—
Deferred tax assets at December 31, 2001	1,337	2,579	28
Offsetting deferred tax liabilities	—	(28)	—
Deferred tax assets, net at December 31, 2001	—	2,551	—

The rate used for the calculation of deferred taxes is 35.00%, which is the applicable corporate income tax rate.

Retirement benefit costs are deducted in determining accounting profit as service is provided by the employee. However, in determining taxable profit, these costs are deducted when retirement benefits are paid by the company. This difference results in the recording of a deferred tax asset as an economic benefit that will flow to the company in the form of a deduction from taxable profits when retirement benefits are paid.

The amounts shown in the balance sheet include the following:

As at December 31,	2001	2000
	(Thousands of Euro)	
Deferred tax liabilities to be settled after more than 12 months	28	30
Deferred tax assets to be recovered after more than 12 months	2,516	1,163

20. Borrowings

The company's outstanding loans have the following maturities:

As at December 31,	2001	2000	1999
	(Thousands of Euro)		
Less than one year	37,595	31,548	10,492
One year to five years	125,385	152,753	121,160
More than five years	—	10,227	—
Total borrowings	162,980	194,528	131,652

The weighted average effective interest rates were 5.80% at December 31, 2001, 10.68% at December 31, 2000 and 11.54% at December 31, 1999. The company's loans are floating rate, consisting of a spread over six- or three-month Euribor ranging from 0.45% to 0.95%, depending on the loan.

The repayment terms of the loans are the following:

Loan (Thousands of Euro)	Number of installments	Installments	First installment
Loan of €52,825	9	Semi-annual	December 31, 2000
Loan of €20,543	9	Semi-annual	June 30, 2000
Loan of €29,347	100	Weekly	January 1, 2001
Loan of €29,347	200	Weekly	January 1, 2002
Loan of €29,347	11	Semi-annual	January 1, 2003
Loan of €44,021	9	Semi-annual	June 30, 2003

21. Other Liabilities — Non-current

As at December 31,	2001	2000	1999
	(Thousands of Euro)		
Warranty deposits from lottery agents	3,582	1,734	1,250
Other liabilities	—	38,062	—
Total other liabilities	3,582	39,796	1,250

Warranty deposits from lottery agents represent amounts placed on deposit to jointly secure obligations of the agents.

The warranty deposits are repaid to agents only when they cease to act as agents.

Other liabilities relate to amounts owed to the Hellenic Republic for the 20-year concession to operate games. These amounts were paid free of interest in two equal installments, due on June 30, 2001 and 2002. The first installment is included in current liabilities in the balance sheet for the year ended December 31, 2000, and the second installment is included in long-term liabilities for that year. The second installment is

included in current liabilities for the year ended December 31, 2001 as it is payable within the next twelve months.

22. Trade and Other Payables — Current

As at December 31,	2001	2000	1999
	(Thousands of Euro)		
Suppliers	13,828	14,071	4,029
Prize payouts to the lottery and betting winners	53,858	56,094	69,896
Liabilities to the Hellenic Republic	38,063	38,063	13,248
Dividends payable	137,170	88,030	—
Other payables	15,985	5,949	1,983
Total trade and other payables — current	258,904	202,207	89,156

23. Employee Benefit Plans

A lump sum benefit is payable on termination of service equal, for each year of service, to one-fourteenth of the employee's total compensation during the employee's last year of service. The liabilities for these retirement benefits are unfunded, except to the extent the company prepays retirement benefits to each employee. See Note 12 and paragraph B (ix) under Accounting Policies. The company employs outside actuaries for the purpose of determining its obligations under this plan.

On service rendered up to December 31, 2001 the actuarial present value of retirement benefits, based on benefits committed under the terms of the plan and using projected salary levels, is €14,331,000. On service rendered up to December 31, 2000 the number is €8,572,000.

The current service costs for 2001 and 2000 were €5,758,000 and €299,000, respectively.

The present value of retirement benefits at the projected date of retirement of the company's current employees was, at December 31, 2001, €22,321,000 and at, December 31, 2000, €13,946,000.

The principal actuarial assumptions used as at December 31, 2001 are:

Discount rate:	5.00%
Expected rate of salary increases:	3.50%.

24. Provisions

Date	Provision for bad debts	Other provisions	Total
		(Thousands of Euro)	
December 31, 1999	—	293	293
Additional provisions	4,706	—	4,706
December 31, 2000	4,706	293	4,999
Additional provisions	44	1,522	1,566
Utilized during the year	(1,908)	—	(1,908)
December 31, 2001	2,842	1,815	4,657

Other provisions are based on management estimates of the necessary cash outflow for prize payouts to the lottery and betting of *Stihima*, payable subsequent to year-end.

25. Cash Flow

a) Cash flows generated from operations:

For the Period ended December 31,	2001		2000	
	(Thousands of Euro)			
Net profit		241,198		314,729
Adjustments for:				
Income tax	135,033		13,266	
Deferred tax	(1,337)	133,696	(109)	13,157
Depreciation		6,777		6,374
Amortization		17,121		16,893
Interest income		(8,589)		(22,277)
Interest expense		10,362		17,410
Changes in working capital				
Inventories at the beginning	977		349	
Inventories at the end	(688)	289	(977)	(628)
Trade and other receivables		48,575		(57,805)
Payables		1,734		1,087
Provisions		44		4,706
Retirement benefits		5,949		299
Non-cash charge on income statement		(636)		—
Cash generated from operations		456,520		293,945

The analysis of cash and cash equivalents is presented in Note 16.

b) Cash flow from investing activities (in thousands of euro):

The reconciliation of the cost of intangible assets to cash flows used in investing activities to purchase intangible assets for the year 2000 is as follows:

Total Purchases of Intangible Assets		323,624
Cost of the concession	322,817	
Non-cash transactions related to concession:		
A) Offsets of receivables against General Secretariat of Athletics		
Cash facilitation amounting to €14,674	14,674	
Loan amounting to €52,825	52,825	
Loan amounting to €20,543	18,195	
Loan amounting to €44,021	44,021	
Cash facilitation by the Ministry of Finance to General Secretariat of Athletics	13,248	(142,963)
B) Offsets of receivables against Ministry of Culture		
Loan amounting to €29,347	29,347	
Loan amounting to €29,347	29,347	
Loan amounting to €29,347	28,937	(87,631)
C) Capitalization of liability to Greek State to equity		(29,347)
D) Amount that has to be paid in the subsequent years		(62,876)
Total outflow concerning intangible assets	807	

The increase of share capital during the year 2000 was realized through the capitalization of (a) a portion of retained earnings, (b) the release of a revaluation reserve established by the valuation committee during our reorganization, and (c) cancellation of a portion of the company's obligations to the Hellenic Republic for the purchase price of the concession to operate the games (previous table). As these items were used to offset liabilities they did not generate cash flow and accordingly are not included in the cash flow statements.

26. Other Disclosures

Contingencies

Contingent liabilities:

The Greek tax authorities have not audited the company for the years 2000 and 2001. At the time of any tax audit, additional liabilities may result, which management estimates will not substantially impact total liabilities. For this reason a relevant provision has not been established.

There are several lawsuits by non-permanent personnel and third parties outstanding against the company for claims amounting to €28,153,000. The company does not expect that it will have to pay substantial amounts in respect of these claims and accordingly no provision has been established.

The operator of *Stihima* has commenced an arbitration proceeding against the company relating to the introduction of horserace betting as an additional betting game, claiming damages of €40,569,000. The company does not expect that it will have to pay substantial amounts in respect of this claim and accordingly no provision has been established.

Commitments

Contracts for operating *Stihima*:

The company has entered into arrangements with Intralot SA granting it the exclusive right to operate certain elements of *Stihima* for seven years beginning in 1999. Under the terms of this agreement, the contractor selects the betting events, sets the odds, prints the tickets, carries out advertisement, monitors the operation of *Stihima* and is responsible for the risk management of *Stihima*. All future fixed odds and non-fixed odds betting games are also expected to be operated by the same contractor, under the agreement, including athletics, horseracing (non-domestic) and greyhound racing. Notwithstanding these agreements, the company retains the exclusive management of the games and participates actively in many tasks related to their operation. In addition, the contractor trains the company's staff in all matters relating to the operation of *Stihima*, as required under the terms of the agreement.

Other commitments:

a) Obligation for the supply of printing paper and coupons.

OPAP has signed contracts for the purchase of paper for printing coupons for games and a contract for the purchase of paper coupons for specific games.

b) Maintenance — Operation of information technology department.

The company's central data processing system is maintained by Intracom S.A. pursuant to an agreement dated February 1997. Under the agreement, Intracom S.A. is required to provide and maintain hardware, central system software, the LOTOS (Lottery Operating System) lottery software platform which was developed by Intralot S.A. and agency terminals and to develop operational procedures relating to the data processing system. The term of the agreement varies with the service provided. For maintenance services in respect of hardware and central software systems, the term extends to 2007. In respect of the provision of the existing software system, agency terminals and continued development of operating procedure, Intracom S.A.'s obligation to provide services extends to February 2004.

As at December 31, 2001 the company is a party to a lease agreement relating to office facilities, warehouses and a television studio for drawing lots. Future minimum payments under these agreements are as follows:

As at December 31,	2001	2000
	(Thousands of Euro)	
Less than one year	194	450
One to five years	—	398
More than five years	—	—

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Shareholders of OPAP S.A.

We have reviewed the accompanying financial statements of OPAP S.A. as of March 31, 2002 and 2001, and for the three-month periods ended March 31, 2002 and 2001. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with International Accounting Standards.

We have previously audited, in accordance with standards established by the Greek Institute of Chartered Accountants, which are in compliance with International Auditing Standards, the balance sheet as of December 31, 2001 and 2000, and the related income statements, changes in net equity, and cash flows for the years then ended. In our report dated June 11, 2002, we expressed an unqualified opinion on those financial statements.

GRANT THORNTON S.A.

Athens
June 11, 2002

OPAP S.A.

INCOME STATEMENTS

for the Three-month Periods Ended March 31, 2002 and 2001
(Thousands of Euro, except for per share amounts)

	2002	2001
Revenue	467,773	357,586
Cost of sales	(364,720)	(274,923)
Gross profit	103,053	82,663
Other operating income	527	1,727
Distribution costs	(6,338)	(3,551)
Administrative expenses	(3,321)	(4,821)
Other operating expenses	—	(132)
Profit from operations	93,921	75,886
Net financing costs	1,409	(1,513)
Profit before tax	95,330	74,373
Tax expense	(34,369)	(33,758)
Deferred taxes	87	839
Profit after tax	61,048	41,454
Net profit for the period	61,048	41,454
Basic earnings per share	0.19	0.13

The accompanying notes are an integral part of the financial statements

OPAP S.A.

BALANCE SHEETS
as at March 31, 2002 and 2001
(Thousands of Euro)

	2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	476,723	224,358
Inventories	550	399
Trade receivables	18,490	21,509
Other current assets	104,402	8,605
Total current assets	600,165	254,871
Non-current assets		
Intangible assets	287,990	303,935
Property, plant and equipment	21,103	26,729
Other receivables	7,135	4,602
Deferred tax assets, net	2,639	2,054
Total non-current assets	318,867	337,320
TOTAL ASSETS	919,032	592,191
LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities		
Borrowings	36,447	37,711
Trade and other payables	278,983	110,181
Taxes payable	245,891	71,105
Accrued expenses	—	24,863
Accrued liabilities	3,368	567
Total current liabilities	564,689	244,427
Non-current liabilities		
Borrowings	120,956	153,002
Employee benefit plans	14,404	11,554
Provisions	2,415	293
Other non-current liabilities	4,143	39,816
Total non-current liabilities	141,918	204,665
Shareholders' equity		
Issued capital	95,700	93,617
Reserves	55,709	10,029
Retained earnings	61,016	39,453
Total shareholders' equity	212,425	143,099
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	919,032	592,191

The accompanying notes are an integral part of the financial statements

OPAP S.A.

CASH FLOW STATEMENTS
for the Three-month Periods Ended March 31, 2002 and 2001
(Thousands of Euro)

	2002	2001
OPERATING ACTIVITIES		
Cash generated from operations	119,171	163,051
Interest paid	(1,732)	(3,124)
Income taxes paid	(9,879)	(4,764)
Cash flow from operating activities	107,560	155,163
INVESTING ACTIVITIES		
Loans granted to personnel	(23)	—
Purchase of plant and equipment	(52)	(50)
Purchase of intangible assets	(164)	1
Interest received	3,141	1,611
Cash flow from investing activities	2,902	1,562
FINANCING ACTIVITIES		
Dividends paid	—	(78,448)
Repayment of borrowings	(5,576)	(3,815)
Cash flow used in financing activities	(5,576)	(82,263)
Net increase/decrease in cash and cash equivalents	104,886	74,462
Cash and cash equivalents at beginning of period	371,837	149,896
Cash and cash equivalents at end of period	476,723	224,358

The accompanying notes are an integral part of the financial statements

OPAP S.A.

STATEMENT OF CHANGES IN NET EQUITY
for the Three-month Period Ended March 31, 2002
(Thousands of Euro)

	Share capital	Fair Value Revaluation Reserve	Other reserves	Retained Earnings	Deposits from Shareholders	Total
Balance as at December 31, 2001 ...	95,700	—	55,709	(33)	—	151,376
Net profit for the period				61,049		61,049
Balance as at March 31, 2002	95,700	—	55,709	61,016	—	212,425

The accompanying notes are an integral part of the financial statements

OPAP S.A.

NOTES TO THE UNAUDITED IAS INTERIM FINANCIAL STATEMENTS
for the Three-month Periods Ended March 31, 2002 and 2001

General Information

OPAP S.A. was established as a private legal entity in 1958.

OPAP S.A. was reorganized as a *société anonyme* in 1999 and its accounting as such began in 2000.

The company has the sole concession to operate and manage six existing numerical lottery and sports betting games as well as five new numerical lottery games, which it has yet to introduce. The company also holds the sole concession to operate and manage any new sports betting games in Greece as well as a right of first refusal to operate and manage any new lottery games permitted by the Hellenic Republic.

The company currently operates three numerical lottery games (*Joker, Lotto, Proto*) and three sports betting games (*Stihima, Propo* and *Propo-goal*). It has also designed five new lottery games (*Bingo, Kino, Extra 5, Super 3* and *Super 4*). It distributes its games through an extensive on-line network of approximately 5,130 dedicated agents.

The Company's Reorganization

Until 1999, OPAP S.A. operated as a non-profit organization. The company had the exclusive right to operate numerical lottery and sports betting games. For the games operated, OPAP S.A. paid the Hellenic Republic the total revenues from numerical lottery and sports betting games minus a specific percentage retained to cover its operational expenses and implement its development plans.

At the time OPAP S.A. was reorganized into a *société anonyme*, a valuation committee was appointed, under relevant Greek law, to revalue the organization's assets and liabilities on the basis of their value. This committee consisted of a chartered accountant, a chartered surveyor and an employee of the Ministry of Commerce, which do not constitute a "professional valuer" within the meaning of International Accounting Standards. A professional valuer may have made a different determination as to market value. The difference between the fair market value and the historical value resulted in the initial share capital of €29,300,000, with the sole shareholder being the Hellenic Republic.

The company purchased from the Hellenic Republic the 20-year exclusive right to operate numerical lottery and sports betting games for €322,800,000. Since the date of that agreement, the company no longer pays the Hellenic Republic a percentage of its revenue, and its relationship with the Hellenic Republic has been that of a company with its shareholder in accordance with Greek corporate law.

As a non-profit organization, the company was not subject to income taxation. Since its reorganization into a *société anonyme*, it has been subject to income tax applicable to Greek corporations generally. During 2000, however, its profit subject to tax was determined by deducting from its profits before tax non-taxable amounts that included the amount of dividends paid by the company to the Hellenic Republic.

A. Basis of Preparation

The interim financial statements for the periods ended and as at March 31, 2001 and 2002 have been prepared in accordance with International Accounting Standards (and in particular International Accounting Standard No. 34), using the historical cost convention, except as disclosed in the accounting policies discussed below and in the company's audited annual financial statements for the periods ended and as at December 31, 1999, 2000 and 2001.

B. Accounting Policies

The same accounting policies and methods of computation are followed in the interim financial statements as have been used in preparing the audited annual financial statements for the periods ended and as at December 31, 1999, 2000 and 2001 (the "Annual Financial Statements"), except for the accounting policies discussed below.

(i) Allocation of Operating Costs

The rates used for the allocation of indirect operating expenses to cost of sales, administrative expenses and distribution costs differ from the rates used in the preparation of the financial statements for the period

ending December 31, 2001. As a result, for the period ended March 31, 2002 cost of sales is higher by €737,000, and administrative expenses and distribution costs are lower by €700,000 and €37,000, respectively. In management's judgment, this change in allocation fairly reflects the appropriate allocation of costs for the period reported.

(ii) Recognition of Tax Liabilities

In the interim financial statements for the period ending March 31, 2001, the income tax charge was one-fourth of the total tax charge for the year 2001.

In the interim financial statements for the period ending March 31, 2002, the income tax charge was calculated by applying the annual effective income tax rate of the year 2001 to the pre-tax income of the interim period ended March 31, 2002.

(iii) Accrued Expenses

Accrued expenses reflect the accrual of an additional charge to cost of sales for interim periods where prize payouts for *Stihima* fall below the maximum payout percentage of 60.0%.

C. Seasonality

The company's operations are not affected by seasonality or cyclical factors, except for operations relating to *Stihima*, for which the sales increase in connection with significant sports events, such as the European or World Cup.

D. Segment Information

Business Segments For the Period Ended March 31, 2002

	PROPO	LOTTO	JOKER	PROTO	PROPO GOAL	STIHIMA	TOTAL
			(Thousands of Euro)				
Revenues	20,722	18,786	64,749	13,112	556	349,848	467,773
Gross profit	8,527	8,413	22,217	4,158	248	59,490	103,053
Other information:							
Tangible and intangible assets	13,287	12,046	41,517	8,408	357	233,478	309,093
Current assets	25,185	22,832	78,695	15,937	676	456,840	600,165
Segment assets	38,472	34,878	120,212	24,345	1,033	690,318	909,258
Unallocated assets							9,774
TOTAL ASSETS							919,032
Segment liabilities	19,084	17,301	59,632	12,076	512	335,355	443,960
Unallocated liabilities							262,647
TOTAL LIABILITIES							706,607
Additions of tangible and intangible assets	9	8	29	6	—	165	217
Depreciation and amortization	245	222	765	155	7	4,301	5,695

Business Segments For the Period Ended March 31, 2001

	PROPO	LOTTO	JOKER	PROTO	PROPO GOAL	STIHIMA	TOTAL
	(Thousands of Euro)						
Revenues	16,471	21,201	69,869	10,195	559	239,291	357,586
Gross profit	5,276	7,490	17,429	2,257	197	50,014	82,663
Other information:							
Tangible and intangible assets	15,231	19,604	64,609	9,427	517	221,276	330,664
Current assets	11,739	15,111	49,800	7,267	398	170,556	254,871
Segment assets	26,970	34,715	114,409	16,694	915	391,832	585,535
Unallocated assets							6,656
TOTAL ASSETS							592,191
Segment liabilities	18,563	24,607	81,368	13,528	693	265,753	404,512
Unallocated liabilities							44,580
TOTAL LIABILITIES							449,092
Additions of tangible and intangible assets	14	18	59	9	1	202	303
Depreciation and amortization	238	306	1,009	147	8	3,457	5,165

There are no sales transactions between the business segments. Segment assets consist of property, plant and equipment, intangible assets, inventories, trade and other receivables, cash and cash equivalents. Unallocated assets principally consist of investments.

Segment liabilities comprise operating liabilities and exclude items such as taxation, employee benefit plans and provisions.

A portion of cost of sales was allocated to each business segment according to the revenues of that business segment.

Geographical Segments

Greece is the home country of the company.

	GREECE	CYPRUS	TOTAL
	(Thousands of Euro)		
For the Period Ended March 31, 2002			
Revenues	458,780	8,993	467,773
Gross profit	99,822	3,231	103,053
For the Period Ended March 31, 2001			
Revenues	350,097	7,489	357,586
Gross profit	80,402	2,261	82,663

Revenues are based on the country in which the customer is located. There are no sales between the geographical segments.

E. Cost of Sales

The analysis of cost of sales, classified by type of expenses, is as follows:

Three Month Period Ending March 31,	2002	2001
	(Thousands of Euro)	
Prize payouts paid to lottery and betting winners	265,758	192,363
Lottery agents' commissions	42,139	33,292
Betting commissions	37,879	26,390
Depreciation	1,398	930
Amortization	4,297	4,236
Repairs and maintenance expenditures	1,358	1,124
Outside resourcing	1,905	1,872
Greek Professional Football Association	1,460	1,175
Staff cost	3,392	2,288
Retirement benefit costs	72	446
Other expenses	4,461	10,271
Provisions for bad debtors	601	536
Total cost of sales	364,720	274,923

Betting commissions are related only to the operation of *Stikima.*

F. Cash and Cash Equivalents

A significant outflow of cash will occur during the period from May to July 2002 due to the fact that that income tax charges, dividends and liabilities to the Hellenic Republic will be paid during that period. The total amount payable during this period is €378,148,000. The company's liquidity position is such that it will be able to cover its current liabilities during that period.

The amounts payable during this period are as follows (in thousands of euro):

Dividends payable	137,214
Income tax charge payable	202,871
Second installment to Hellenic Republic for 20-year concession	38,063
Total	378,148

The company has the alternative to pay income tax charge in five monthly installments starting May 15, 2002.

G. Other Information

- No share capital has been issued during the interim period.
- No material changes in estimates have taken place during the interim period in the amounts of assets, liabilities or shareholders' equity.
- No mergers or acquisitions have taken place during the interim period.
- No loss from the impairment of property, plant and equipment and intangible assets has taken place during the interim period.

H. Off Balance Sheet Events

There have not been any material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period ended March 31, 2002.

I. Commitments and Contingencies

No material changes have taken place during the interim period in the company's commitments and contingencies apart from those disclosed in the Annual Financial Statements.

REPORT OF THE AUDITORS
for the Year Ended December 31, 2001

To the Shareholders of OPAP S.A.

We have audited the following financial statements and the related notes on the accounts of the Societe Anonyme "OPAP S.A." for the year ended December 31, 2001.

Our audit, in the frame of which we were provided with full review on the company's branch business, was conducted in accordance with the stipulations of Article 37 of Codified Law 2190/1920 «regarding Sociétés Anonymes» and in accordance with the auditing procedures we considered suitable on the basis of auditing principles and regulations followed by the Greek Institute of Chartered Accountants which are in compliance with the basic principles of the International Auditing Standards. We have audited the books of accounts and the records of the company and have obtained all the information and explanation we needed. The company has applied the Greek Chart of Accounts correctly. The company's inventory method, as compared to the preceding fiscal year, was not altered. We have verified that the Board of Directors' report to the ordinary general meeting of the shareholders is consistent with the financial statements. The related notes include the information required by par. 1 of article 43a, law 2190/1920.

Our audit ascertained the following:

1. The account of Assets E2 "earned income" includes the amount of €16,859 thousand pertaining to accrued income from the agreement of OPAP SA and the company undertaking to operate a game. This amount is also included in "other operating income" in the Profit and Loss Account.

2. According to letter from the legal department of OPAP SA the operator company of fixed-odds or non-fixed-odds betting games has commenced an arbitration proceeding against OPAP relating to the introduction of horse race betting as provided by their agreement, claiming damages of €40,569,000. There are also lawsuits by non-permanent personnel and third parties outstanding against OPAP SA for claims amounting to €28,153,000. The management of OPAP SA believes that a possible negative outcome of those disputes will not have a significant impact on the results of OPAP therefore no provision has been established.

3. The company's Board of Directors further to its decision no 19/12.7.2001 distributed an interim dividend for the fiscal year 2001 of total amount €54,298,000 which is included as a deduction in the account of Liabilities "dividends payable" and must be approved by the ordinary general meeting of the shareholders.

4. The company has not been audited by the tax authorities for the fiscal years 2000 and 2001 and therefore its tax liabilities have not been finalized.

In our opinion the above mentioned financial statements, which are in agreement with the company's books and records, along with the related notes after having considered our observations above, give a true and fair view of the company's assets, liabilities and financial position as at December 31, 2001, of the operating results for the year then ended in conformity with legal requirements and generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Athens, April 2, 2002

The Chartered Accountant	The Chartered Accountant
George Deligiannis	Vassilis Kazas
SOEL reg. n° 15791	SOEL reg. n° 13281
GRANT THORNTON SA	GRANT THORNTON SA

OPAP S.A.

INCOME STATEMENTS
for the Years Ended December 31, 2001 and 2000
(Thousands of Euro)

	ACCOUNTING PERIOD 1.1.2001-31.12.2001			ACCOUNTING PERIOD 1.1.2000-31.12.2000		
I. OPERATING RESULTS						
Net turnover (sales)			1,799,386			1,448,729
Less: Cost of sales			373,000			294,164
Less: Payouts to winners			1,036,731			861,205
Gross operating results (profit)			389,655			293,360
Plus: Other operating results			19,400			57,195
Total			409,055			350,555
Less: 1. Administrative expenses	17,413			12,920		
3. Distribution costs	19,693	37,106	37,106	14,744	27,664	27,664
Sub-Total			371,949			322,891
Plus 4. Credit interest and similar income	8,589			22,226		
Less: 5. Debit interest and similar charges	10,361	(1,772)	(1,772)	17,410	4,816	4,816
Total operating results (profit)			370,177			327,707
II. PLUS: EXTRAORDINARY RESULTS						
1. Extraordinary and non-operating income	2,314			2,563		
2. Extraordinary gain	1,292			216		
3. Prior year's income	167			—		
4. Income from prior years' provisions	577	4,350	4,350	—	2,779	2,779
Less:			374,527			330,486
1. Extraordinary and non-operating expenses	400			3,499		
2. Extraordinary losses	—			—		
3. Prior year's expenses	108	508	508	182	3,681	3,681
Operating and extraordinary results (profit)			374,019			326,805
Less: Total value adjustments of fixed assets		27,703			23,412	
Less: Charged to operating cost		27,703			23,412	
NET RESULTS (Profit) FOR THE YEAR BEFORE TAXES			374,019			326,805

OPAP S.A.

BALANCE SHEETS
as at December 31, 2001 and 2000
(Thousands of Euro)

	ACCOUNTING PERIOD 1.1.2001-31.12.2001			ACCOUNTING PERIOD 1.1.2000-31.12.2000		
	Cost value	Depreciations	Undepreciated value	Cost value	Depreciations	Undepreciated value
I. FORMATION EXPENSES						
1. Preliminary expenses	304	61	243	294	59	235
4. Other formation expenses	6,969	5,397	1,572	2,678	752	1,926
	7,273	5,458	1,815	2,972	811	2,161
C. FIXED ASSETS						
I. Intangible Assets						
2. Concessions, patents, licenses, trade marks and similar rights	322,817	32,282	290,535	322,817	16,141	306,676
II. Tangible Assets						
1. Land	3,430	—	3,430	3,430	—	3,430
3. Buildings and technical works	1,530	151	1,379	1,499	75	1,424
4. Machinery-Technical installations and other mechanical equipment	22,286	8,177	14,109	20,781	3,928	16,853
5. Transportation equipment	465	174	291	427	85	342
6. Furniture and fixtures	8,266	4,815	3,451	8,114	2,371	5,743
Total tangible assets (CII)	35,977	13,317	22,660	34,251	6,459	27,792
III. Financial assets						
7. Other financial assets			7,113			4,602
			7,113			4,602
Total fixed assets (CI + CII + CIII)			320,308			339,070

OPAP S.A.

BALANCE SHEETS
as at December 31, 2001 and 2000 — (Continued)

	ACCOUNTING PERIOD 1.1.2001-31.12.2001			ACCOUNTING PERIOD 1.1.2000-31.12.2000		
	Cost value	Depreciations	Undepreciated value	Cost value	Depreciations	Undepreciated value
D. CURRENT ASSETS						
I. Stocks						
4. Raw and auxiliary materials spare parts and packing			688			976
5. Payments on account for imports			558			807
			1,246			1,783
II. Debtors						
9. Current portion of long-term receivables			290			1,622
10. Doubtful-contested trade and other debtors	6,425			6,015		
Less: Provisions	4,364	2,061	2,061	4,706	1,309	1,309
11. Sundry debtors			81,730			8,187
12. Advances to account for			13,598			21,949
			97,679			33,067
IV. Cash at bank and in hand						
1. Cash in hand			338			373
3. Sight and time deposits			371,499			149,523
			371,837			149,896
Total current assets (DI + DII + DIV)			470,762			184,746
E. PREPAYMENTS AND ACCRUED INCOME						
1. Deferred charges			—			24
2. Earned income			17,552			57,236
			17,552			57,260
GRAND TOTAL ASSETS (A+B +C+D+E)			810,437			583,237
MEMO ACCOUNTS						
2. Guarantees and real securities			20,650			22,182
			20,650			22,182

OPAP S.A.

BALANCE SHEETS
as at December 31, 2001 and 2000 — (Continued)

	Amounts in year ended 2001	Amounts in previous year 2000
A. CAPITAL AND RESERVES		
I. Share capital		
1. Paid-up capital (319,000,000 shares of €0.30 each)	95,700	93,617
	95,700	93,617
IV. Reserves		
1. Legal reserve	12,854	755
3a) Reserves from tax-free income	8,211	4,177
3b) Reserves from income taxed at special provisions	134	922
4. Extraordinary reserves	34,510	2,815
	55,709	8,669
V. Results carried forward		
1. Profit carried forward	10	255
	10	255
Total capital and reserves (AI + AIV + AV)	151,419	102,541
B. PROVISIONS FOR LIABILITIES AND CHARGES		
1. Provisions for retirement benefits	7,118	5,251
2. Other provisions	4,989	293
	12,107	5,544
C. CREDITORS		
I. Long-term debt		
2. Bank loans	125,385	162,980
8. Other long-term debt	3,582	39,796
	128,967	202,776
II. Current liabilities		
1. Suppliers	13,828	14,071
5. Taxes-duties	220,908	36,852
6. Social security	493	674
7. Current portion of long term debt	75,657	69,612
10. Dividends	137,170	5,617
11. Sundry creditors	69,843	144,456
Total (CII)	517,899	271,282
Total creditors (CI + CII)	646,866	474,058
D. ACCRUALS AND DEFERRED		
2. Accrued expenses	45	1,094
	45	1,094
GRAND TOTAL LIABILITIES (A+B+C+D)	810,437	583,237
MEMO ACCOUNTS		
2. Guarantees and real securities	20,650	22,182
	20,650	22,182

OPAP S.A.

STATEMENTS OF APPROPRIATION OF PROFITS
for the Years Ended December 31, 2001 and 2000
(Thousands of Euro)

	Amounts in year ended 2001	Amounts in previous year 2000
Net results (profit) for the year	374,019	326,805
(+): Profit brought forward	255	37
(–): Other not incorporated to the operating cost returns from games	—	301,626
(–) Prior years' tax differences	1,745	—
(–) Income tax	135,033	13,266
Profit for appropriation	237,496	11,950
Appropriated as under		
1. Legal reserve	12,099	755
2. Dividends	191,468	5,617
5. Extraordinary reserve	31,695	—
6a. Reserves from tax-free income	1,753	4,177
6b. Tax free reserve Article 110 paragraph 2 law 2238/94	453	1,146
6c. Reserves from income taxed at special provisions	18	—
8. Profit carried forward	10	255
	237,496	11,950

NOTES*

1. There are no encumbrances on the company's fixed assets.
2. The company's permanent staff as at December 31, 2001 was 235 people.
3. Basic accounting principles are consistent with those applicable on the financial statements in 2000.
3. Accrued and non accrued income and expenses have been separated.
5. Analysis of sales per category of transactions is as follows: 1 "lottery games and bets" €1.799,386.
6. There are several lawsuits by third parties outstanding against the company for claims amounting to €68,721,000 which are not expected to have a material (negative) effect on the company's assets, liabilities and financial position.
7. The company's board of directors, further to its decision 19/12-0701, distributed an interim dividend for the year 2001 amounting to €54,298,000 (€0.17 per share).
8. Further to the decision of the 1st ordinary general meeting of the shareholders and in accordance with law 2842/2000 the share capital was increased by €2,084,000 through capitalization of reserves from tax-free income. The nominal value of the share was also increased from €0.29 to €0.30.
9. Acquisitions of assets during the year 2001 amounted to €2,294,000.

*These notes are an integral part of the financial statements

REPORT OF THE AUDITORS
for the Year Ended December 31, 2000

To the Shareholders of OPAP S.A.

We have audited the following financial statements and the related notes on the accounts of the Société Anonyme "OPAP S.A." for the year ended December 31, 2000.

Our audit, in the frame of which we were provided with full review on the company's branch business, was conducted in accordance with the stipulations of Article 37 of Codified Law 2190/1920 « regarding Sociétés Anonymes » and in accordance with the auditing procedures we considered suitable on the basis of auditing principles and regulations followed by the Greek Institute of Chartered Accountants. We have audited the books of accounts and the records of the company and have obtained all the information and explanation we needed. The company has applied the Greek Chart of Accounts correctly. The company's inventory method, as compared to the preceding fiscal year, was not altered with the exception of cases mentioned in our observations.

Our audit ascertained the following:

1. The cost values of fixed assets and formation expenses of Assets as at December 31, 1999 disclose the undepreciated balance as that was estimated by the Committee of article 9, law 2190/1920.

2. In the current fiscal year the company calculated depreciations on the cost value of fixed assets based on depreciation rates stipulated by P.D.100/98 while in the previous fiscal years depreciation of fixed assets was estimated at 100%.

3. The account CII of the Fixed Assets "concessions, patents, licenses, trade marks and similar rights" involves the concession to operate and manage games granted to OPAP by the Hellenic Republic for 20 years. The value of that concession was estimated by independent actuaries. Part of the amount owed to the Hellenic Republic amounting to €230,593,000 was used to offset receivables of OPAP from the Hellenic Republic as at September 30, 2000. The amount of €29,347,000 was part of the increase of the share capital decided by the second extraordinary meeting of Shareholders, on December 15, 2000. The rest of the liability to the Hellenic Republic arising from the concession is disclosed in the Liabilities account CI.8. "other long-term debt" amounting to €31,439,000 and the Liabilities account C.II.7. "current portion of long-term debt" amounting to €31,439,000.

4. The share capital of OPAP S.A. further to the decision of the first extraordinary general meeting of Shareholders on December 15, 2000 increased to €29,347 thousand through capitalization of a part of the revaluation reserve arising from the evaluation of the Committee of article 9, law 2190/1920.

5. The share capital of OPAP S.A. further to the decision of the second extraordinary general meeting of Shareholders on December 15, 2000 was increased by the amount of €64,270 thousand amounting 93,617 thousand in total through capitalization, of a) a part of the profit carried forward €30,491 thousand b) a part of the revaluation reserve arising from the evaluation of the Committee provided by article 9, law 2190/1920 amounting to €4,431 thousand c) the liability to the Hellenic Republic from the concession amounting to €29,347 thousand.

6. The account of Assets E2 "earned income" includes the amount of €57,182 thousand pertaining to accrued income from the agreement of OPAP SA and the company undertaking to operate a game. This amount is also included in "other operating income" in the Profit and Loss Account.

7. In the Statement of Appropriation of Profits the item "other not charged to the operating cost distributions of games" amounting to €301,626 thousand, pertains to distributions of income from games to several organizations in accordance with the laws applicable on the operation of every game.

8. The company has not been audited by the tax authorities for the fiscal year 2000 and therefore its tax liabilities have not been finalized.

In our opinion the above mentioned financial statements, which are in agreement with the company's books and records, along with the related notes after having considered our observations above as well as the company's notes below the balance sheet, give a true and fair view of the company's assets, liabilities and financial position as at December 31, 2000, of the operating results for the year then ended in conformity with legal requirements and generally accepted accounting principles applied on a basis consistent with that of the preceding year with the exception of the case mentioned in our observation no 1.

Athens, March 16, 2001

The Chartered Accountant	The Chartered Accountant
George Deligiannis SOEL reg. n° 15791 GRANT THORNTON SA	Vassilis Kazas SOEL reg. n° 13281 GRANT THORNTON SA

REPORT OF THE AUDITORS
for the Year Ended December 31, 1999

To the Shareholders of OPAP S.A.

We have audited the following proforma financial statements of the Société Anonyme "OPAP S.A." for the year ended December 31, 1999.

Our audit was conducted in accordance with the stipulations of Article 37 of Codified Law 2190/1920 «regarding Sociétés Anonymes» and in accordance with the auditing procedures we considered suitable on the basis of auditing principles and regulations followed by the Greek Institute of Chartered Accountants. We have audited the books of accounts and the records of the company and have obtained all the information and explanation we needed. The company's inventory method, as compared to the preceding fiscal year, was not altered.

Our audit ascertained the following:

1. It is the company's firm policy to depreciate its fixed assets and formation expenses at the rate of 100% during the year they were acquired. The cost values of fixed assets and formation expenses on the proforma financial statements as at December 31, 1999 disclose the undepreciated balance as that was estimated by the Committee of article 9, law 2190/1920.

2. The company's fixed assets were evaluated by the Committee of article 9, law 2190/1920 as at December 31, 1999. Based on the Committee's report the accounts in Assets and Liabilities were revalued, resulting in revaluation reserves in an amount of €33,778,000. Further to the decision of the first extraordinary general shareholder's meeting of OPAP on December 15, 2000, this amount was used to form the initial share capital amounting to €29,347,000 while the rest of it amounting to €4,431,000 was stated in the account of Liabilities A III 2 "reserves from value adjustments of other assets".

3. The company finalized its tax liabilities up to fiscal year 1999 inclusive. The audit from tax authorities in 1999 resulted in tax differences amounting to €1,031,000 included in the statement of appropriation of profits.

4. In the Statement of Appropriation of profits the item "other not charged to the operating cost distributions of games" amounting to €198,232,000 pertains to distributions of income from games to several organizations in accordance with the laws applicable on the operation of every game.

In our opinion the above proforma financial statements, which are in agreement with the company's books and records and the value adjustments, after having considered our observations above, as well as the company's notes below the balance sheet, give a true and fair view of the company's assets, liabilities and financial position as at December 31 1999, of the operating results for the year then ended, in conformity with legal requirements and generally accepted accounting principles, applied on a basis consistent with that of the preceding year.

Athens, December 12, 2000

The Chartered Accountant	The Chartered Accountant
George Deligiannis SOEL reg. n° 15791 GRANT THORNTON SA	Vassilis Kazas SOEL reg. n° 13281 GRANT THORNTON SA

OPAP S.A.

INCOME STATEMENTS
for the Years Ended December 31, 2000 and 1999
(Thousands of Euro)

	Amounts in year ended 2000			Amounts in previous year 1999		
I. OPERATING RESULTS						
Net turnover (sales)			1,448,729			624,077
Less: Cost of sales			294,164			119,137
Less: Payouts to winners			861,205			288,674
Gross operating results (profit)			293,360			216,266
Plus: Other operating results			57,195			9,976
Total			350,555			226,242
Less: 1. Administrative expenses	12,920			10,233		
3. Distribution costs	14,744	27,664	27,664	16,323	26,556	26,556
Sub-Total			322,891			199,686
Plus 4. Credit interest and similar income	22,226			22,265		
Less: 5. Debit interest and similar charges	17,410	4,816	4,816	13,296	8,969	8,969
Total operating results (profit)			327,707			208,655
II. PLUS: EXTRAORDINARY RESULTS						
1. Extraordinary and non-operating income	2,563			2,513		
2. Extraordinary gain	216			126		
3. Prior year's income	—	2,779	2,779		2,639	2,639
Less:			330,486			211,294
1. Extraordinary and non-operating expenses	3,499			5,963		
2. Extraordinary losses	—			82		
3. Prior year's expenses	182	3,681	3,681	280	6,325	6,325
Operating and extraordinary results (profit)			326,805			204,969
Less: Total value adjustments of fixed assets		23,412			2,152	
Less: Charged to operating cost		23,412			2,152	
NET RESULTS (Profit) FOR THE YEAR BEFORE TAXES			326,805			204,969

OPAP S.A.

BALANCE SHEETS
as at December 31, 2000 and 1999
(Thousands of Euro)

	Amounts in year ended 2000			Amounts in previous year 1999		
	Cost value	Depreciations	Undepreciated value	Cost value	Depreciations	Undepreciated value
B. FORMATION EXPENSES						
1. Preliminary expenses	294	59	235	—	—	—
4. Other formation expenses	2,678	752	1,926	1,871	—	1,871
	2,972	811	2,161	1,871	—	1,871
C. FIXED ASSETS						
I. Intangible Assets						
2. Concessions, patents, licenses, trade marks and similar rights	322,817	16,141	306,676	—	—	—
II. Tangible Assets						
1. Land	3,430	—	3,430	3,430	—	3,430
3. Buildings and technical works	1,499	75	1,424	1,499	—	1,499
4. Machinery-Technical installations and other mechanical equipment	20,781	3,928	16,853	17,901	—	17,901
5. Transportation equipment	427	85	342	427	—	427
6. Furniture and fixtures	8,114	2,371	5,743	7,848	—	7,848
7. Tangible assets in course of construction						
Total tangible and intangible assets (CI + CII)	34,251	6,459	27,792	31,105	—	31,105
III. Financial assets						
1. Participating interests in affiliated undertakings						
7. Other financial assets			4,602			146,566
			4,602			146,566
Total fixed assets (CI + CII + CIII)			339,070			177,671

OPAP S.A.

BALANCE SHEETS
as at December 31, 2000 and 1999 — (Continued)
(Thousands of Euro)

	Amounts in year ended 2000			Amounts in previous year 1999		
	Cost value	Depreciations	Undepreciated value	Cost value	Depreciations	Undepreciated value
D. CURRENT ASSETS						
I. Stocks						
1. Merchandise						
4. Raw and auxiliary materials spare parts and packing			976			349
5. Payments on account for imports			807			1,272
			1,783			1,621
II. Debtors						
1. Trade debtors		—			—	
Less:						
2. Notes receivable						
— in portfolio						
— at banks as pledge		—			—	
3. Notes overdue						
3a. Cheques receivable in portfolio						
Cheques receivable at banks		—			—	
9. Current portion of long-term receivables			1,622			19,391
10. Doubtful-contested trade and other debtors	6,015			1,543		—
Less: Provisions	4,706	1,309	1,309	—	1,543	1,543
11. Sundry debtors			8,187			11,860
12. Advances to account for			21,949			13,844
			33,067			46,638
III. INVESTMENTS						
2. Bonds			—			17,608
			—			17,608

OPAP S.A.

BALANCE SHEETS
as at December 31, 2000 and 1999 — (Continued)
(Thousands of Euro)

	Amounts in year ended 2000			Amounts in previous year 1999		
	Cost value	Depreciations	Undepreciated value	Cost value	Depreciations	Undepreciated value
IV. Cash at bank and in hand						
1. Cash in hand			373			146
3. Sight and time deposits			149,523			85,985
			149,896			86,131
Total current assets (DI + DII + DIV)			184,746			151,998
E. PREPAYMENTS AND ACCRUED INCOME						
1. Deferred charges			24			
2. Earned income			57,236			730
			57,260			730
GRAND TOTAL ASSETS (A + B + C + D + E)			583,237			332,270
MEMO ACCOUNTS						
2. Guarantees and real securities			22,182			25,413
			22,182			25,413

BALANCE SHEETS
as at December 31, 2000 and 1999 — (Continued)
(Thousands of Euro)

	Amounts in year ended 2000	Amounts in previous year 1999
A. CAPITAL AND RESERVES		
I. Share capital		
1. Paid-up capital	93,617	29,347
	93,617	29,347
III. Revaluation reserves-Investment grants		
2. Reserves from value adjustments of other assets	—	4,431
	—	4,431
IV. Reserves		
1. Legal reserve	755	—
3a) Reserves from tax-free income	4,177	—
3b) Reserves from income taxed at special provisions	922	—
4. Extraordinary reserves	2,815	2,815
	8,669	2,815
V. Results carried forward		
1. Profit carried forward	255	30,529
	255	30,529
Total capital and reserves (AI + AIII + AIV + AV)	102,541	67,122
B. PROVISIONS FOR LIABILITIES AND CHARGES		
1. Provisions for retirement benefits	5,251	5,115
2. Other provisions	293	293
	5,544	5,408
C. CREDITORS		
I. Long-term debt		
2. Bank loans	162,980	121,160
8. Other long-term debt	39,796	1,250
	202,776	122,410
II. Current liabilities		
1. Suppliers	14,071	4,027
2. Notes payable		
2a. Cheques payable		
3. Banks		
4. Advances from trade debtors		
5. Taxes-duties	36,852	36,722
6. Social security	674	263
7. Current portion of long term debt	69,612	10,492
10. Dividends	5,617	—
11. Sundry creditors	144,456	85,129
Total (CII)	271,282	136,633
Total creditors (CI + CII)	474,058	259,043
D. ACCRUALS AND DEFERRED		
2. Accrued expenses	1,094	697
	1,094	697
GRAND TOTAL LIABILITIES (A + B + C + D)	583,237	332,270
MEMO ACCOUNTS		
2. Guarantees and real securities	22,182	25,413
	22,182	25,413

OPAP S.A.

STATEMENTS OF APPROPRIATION OF PROFITS
for the Years Ended December 31, 2000 and 1999
(Thousands of Euro)

	Amounts in year ended 2000	Amounts in year 1999
Net results (profit) for the year	326,805	204,969
(+): Profit brought forward	37	25,470
(–): Other not incorporated to the operating cost returns from games	301,626	198,232
(–): Prior years' tax differences	—	1,031
(–): Income tax	13,266	—
Profit for appropriation	11,950	31,176
Appropriated as under		
1. Legal reserve	755	—
2. Dividends	5,617	—
5. Extraordinary reserve	—	647
6a. Reserves from tax-free income	4,177	—
6b. Reserves from income taxed at special provisions	1,146	—
8. Profit carried forward	255	30,529
	11,950	31,176

Notes*

1. There are no encumbrances on the company's fixed assets.
2. The company based on Article 21, par. 3 of Law 2065/1992 did not revalue its land and buildings during the period ended.
3. There are no lawsuits pending against the company nor any court or administrative decisions which might have a material effect on the company's operation or financial position.
4. The company's permanent staff at December 31, 2000 was 244 employees.
5. Amounts in the year 1999 are disclosed in proforma financial statements.

*These notes are an integral part of the financial statements

REPORT OF THE AUDITORS
for the Three-month Period Ended March 31, 2002

To the Board of Directors of OPAP S.A.

Our audit was conducted in accordance with article 6, P.D.360/1985 as amended by article 90, law 2533/1997, and in accordance with the auditing procedures we considered suitable on the basis of auditing principles and regulations followed by the Greek Institute of Chartered Accountants in order that we obtained a reasonable assurance that the above financial statements are free of material misstatements which might have substantially affected the company's assets, liabilities and financial position as well as its operating results disclosed on those statements.

In the frame of our audit we were provided with full review on the company's branch business. We have audited the books of accounts and the records of the company and have obtained all the information and explanation we needed. The company has applied the Greek Chart of Accounts correctly. The company's inventory method, as compared to the preceding fiscal year, was not altered.

Our audit ascertained the following:

1. According to letter from the legal department of OPAP SA the operator company of fixed-odds or non-fixed-odds betting games has commenced an arbitration proceeding against OPAP relating to the introduction of horse race betting as provided by their agreement claiming damages of €40,568,000. There are also lawsuits by non-permanent personnel and third parties outstanding against OPAP for claims amounting to €28,153,000. The management of OPAP SA believes that a possible negative outcome of those disputes will not have a significant impact on the results of OPAP SA therefore no provision has been established.

2. The company has not been audited by the tax authorities for the fiscal years 2000 and 2001 and therefore its tax liabilities have not been finalized.

Based on our audit we have verified that the above mentioned financial statements, which are in agreement with the company's books and records, after having considered our observations above as well as the company's notes, do not include any material misstatements which might have had a material effect on the company's assets, liabilities and financial position as at March 31, 2002, and its operating results for the period then ended in conformity with legal requirements and generally accepted accounting principles applied on a basis consistent with that of the respective period in the preceding year.

Athens, June 1, 2002

The Chartered Accountant	The Chartered Accountant
George Deligiannis	George Paraskevopoulos
SOEL reg. n° 15791	SOEL reg. n° 11851
GRANT THORNTON SA	GRANT THORNTON SA

OPAP S.A.

INCOME STATEMENTS
for the Three-month Periods Ended March 31, 2002 and 2001
(Thousands of Euro)

	31/3/2002	31/3/2001
Net turnover (sales)	467,773	357,079
Less: Cost of sales	378,832	274,580
GROSS OPERATING RESULTS (profit)	88,941	82,499
Plus: Other operating results	14,622	507
Less: Administrative expenses	3,183	2,815
Distribution costs	6,326	3,502
Sub-Total	94,054	76,689
Financial results (+/–)	1,409	(1,513)
Total operating results (profit)	95,463	75,176
Plus: Extraordinary income-gain	184	1,274
Less: Extraordinary expenses-losses	67	132
Operating and extraordinary results (profit)	95,580	76,318
Less:Total value adjustments of fixed assets	6,072	5,459
Less: Charged to the operating cost	(6,072)	(5,459)
NET RESULTS (Profit) FOR THE PERIOD	95,580	76,318

OPAP S.A.

BALANCE SHEETS
as at March 31, 2002 and 2001
(Thousands of Euro)

	31/3/2002	31/3/2001
Expenses amortised in more than one year (undepreciated balance)	1,803	2,947
Fixed assets	358,846	357,148
Less: Depreciations	(51,408)	(27,864)
Undepreciated fixed assets	307,438	329,284
Long-term debtors	7,135	5,973
Stocks	1,063	1,313
Other debtors	92,619	26,128
Cash at bank and in hand	476,724	224,358
Prepayments and accrued income	27,638	1,701
GRAND TOTAL ASSETS	914,420	591,704
MEMO ACCOUNTS	19,992	22,081

	31/3/2002	31/3/2001
Paid-up capital	95,700	93,617
Reserves and other accounts of capital and reserves	55,709	12,226
Results(profits) for the period 1/1-31/02	95,580	76,318
Prior years' results	10	255
Prior years' tax differences	—	(1,745)
Provisions	12,001	32,409
Long-term debt	125,099	192,818
Current liabilities	526,953	185,239
Accruals and deferred	3,368	567
GRAND TOTAL LIABILITIES	914,420	591,704
MEMO ACCOUNTS	19,992	22,081

NOTES

1. There are no encumbrances on the company's fixed assets.
2. Basic accounting principles are consistent with those applicable on the financial statements in 2001.
3. Analysis of sales per category of transactions is as follows: code no 927.1 "lottery games and bets" plus: other income €468,000.
4. Accrued expenses as at March 31, 2002 have been accounted.
5. The company's permanent staff as at March 31, 2002 was 238 people.
6. There are several lawsuits by third parties outstanding against the company for claims amounting to €68.7 in million, which are not expected to have a material (negative) effect on the company's assets, liabilities and financial position.
7. The company has been audited by tax authorities until 1999 and therefore its tax liabilities are not considered final.

ANNEX A

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IAS AND U.S. GAAP

The financial statements are prepared in accordance with International Accounting Standards ("IAS"), which differ in certain aspects from generally accounting principles in the United States of America ("U.S. GAAP"). The following is a summary of significant differences between IAS and U.S. GAAP as they relate to the financial statements of the company included in this Offering Memorandum. This summary is not intended to and does not constitute a complete analysis of differences between IAS and U.S. GAAP as they relate to the company's historical financial statements and may not identify all differences that may be relevant with respect to the company's future financial statements.

Accounting Policies and Financial Statement Format

In general, the content, format and components of financial statements prepared under IAS and U.S. GAAP are quite similar. However, not all accounting policies and footnote disclosures that would be required under U.S. GAAP financial statements are presented herein.

Revaluations

At the time OPAP S.A. was reorganized into a *société anonyme*, a valuation committee was appointed, under relevant Greek law, to revalue the organization's assets and liabilities. Revaluations are permitted under IAS, and the revaluation surpluses are credited directly to revaluation reserves in shareholders' equity. The revalued assets, which are included in property, plant and equipment and software, are depreciated based upon the revalued amount. Under U.S. GAAP, no upward revaluation of any class of fixed assets is permitted.

Borrowing Costs

The company has various loans outstanding and has expensed loan issuance costs in accordance with IAS as incurred. Under U.S. GAAP, certain direct costs incurred in connection with the issuance of debt is be treated as a deferred charge and amortized using the effective interest rate method over the life of the debt.

Deferred Taxation

The company has recorded a deferred tax asset as a non-current as required under IAS. Under U.S. GAAP, deferred tax assets and liabilities are classified as current or non-current assets based on the underlying temporary difference.

Post Retirement Benefits — Defined Benefit Plan

Employees of the company are entitled to receive retirement benefits from the company based upon length of service and the total compensation earned during the last year of service. Both IAS and U.S. GAAP are similar in the measurement of the employee benefit obligation, the attribution of those benefits to periods of employees' service, and the use of actuarial assumptions to calculate the actuarial present value of those benefits. However, U.S. GAAP is more prescriptive with regard to the methodologies used and therefore, a different actuarial present value may be determined under U.S. GAAP.

Shareholders Equity and Related Reserves

The financial statements report several equity reserves and various transfers between certain reserves as permitted under IAS. Shareholders' equity and the various reserves would be presented in different components of shareholders' equity under U.S. GAAP.

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ANNEX B

SUMMARY OF DIFFERENCES BETWEEN IAS AND GREEK GAAP

Our financial statements prepared in accordance with International Accounting Standards differ in certain significant respects from our financial statements prepared in accordance with Greek GAAP.

Reconciliation of shareholders' equity and net profit from Greek GAAP to IAS

The following table presents the adjustments to shareholders' equity as of December 31, 1999, 2000 and 2001 and as of March 31, 2001 and 2002, that were applied to the Greek GAAP financial statements in order to comply with IAS.

	As at December 31,			As at March 31,	
	2001	2000	1999	2002	2001
	(Thousands of Euro)				
Shareholders' equity under Greek GAAP	151,419	102,542	67,122	246,999	180,671
Retirement benefits costs	(7,213)	(3,322)	(3,158)	(7,392)	(4,301)
Deferred tax	2,552	1,215	1,105	2,639	2,054
Capitalization and amortization adjustments	(243)	(235)	—	(313)	(1,653)
Depreciation adjustments	166	86	—	166	86
Provisions	4,695	—	—	4,695	—
Income tax charge	—	—	—	(34,369)	(33,758)
	(43)	(2,256)	(2,053)	(34,574)	(37,572)
Shareholders' equity under IAS	151,376	100,286	65,069	212,425	143,099

The following table presents the adjustments to net income for the years ended December 31, 1999, 2000 and 2001 and the three-month periods ended March 31, 2001 and 2002, that were applied to the Greek GAAP financial statements in order to comply with IAS.

	Year Ended December 31,			Three Months Ended March 31,	
	2001	2000	1999	2002	2001
	(Thousands of Euro)				
Net profit under Greek GAAP	238,985	313,539	203,937	95,580	76,318
Retirement benefits costs	(3,892)	(164)	—	(179)	(980)
Deferred tax	1,337	109	—	88	839
Capitalization and amortization adjustments	(7)	(235)	—	(71)	(1,418)
Depreciation adjustments	79	86	(1,227)	—	—
Provisions	4,696	—	—	—	—
Other	—	(223)	—	—	453
Exchange differences	—	1,617	1,415	—	—
Income tax charge	—	—	—	(34,369)	(33,758)
	2,213	1,190	188	(34,531)	(34,864)
Net profit under IAS	241,198	314,729	204,125	61,049	41,454

Retirement Benefits Costs: Under Greek GAAP, provisions for compensation to personnel have been calculated based on the requirements of Greek commercial law and the company's collective bargaining agreement. For IAS requirements provisions have been calculated based on an actuarial study. Differences arising due to the adjustment of the Greek GAAP balance sheet to comply with IAS until 1999 have been charged to retained earnings, while subsequent differences have been charged to the operating results for the respective periods.

Deferred Income Taxes: Under Greek GAAP, accounting for deferred taxes is not permitted. Under IAS, deferred income tax liabilities and assets should be recorded for the tax effect of all temporary differences between the tax and book bases of assets and liabilities. The amount of deferred tax assets in excess of deferred tax liabilities should be written down to its realizable value if it is more likely than not that some or all of the net deferred tax liabilities will not be realized.

Capitalization and Amortization Adjustments: Under Greek GAAP, there are certain categories of expenses (*i.e.*, listing expenses), which can be capitalized on the balance sheet and amortized. Under IAS,

these expenses must be expensed and therefore have been transferred to the results of the fiscal years to which they pertain.

Depreciation Adjustments: Under Greek GAAP, depreciation is calculated based on rates determined by the tax authorities, which may differ from the fixed assets' estimated useful lives, on which depreciation is based under IAS. Specifically, the useful life of equipment of agents was readjusted from five to seven years.

Provisions: Under Greek GAAP, provisions for general risks may be recorded in the accounting books. Under IAS, provisions must be recorded only for present obligations that arise as a result of a past event, when it is probable that an outflow of economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation.

Other: Under Greek GAAP, certain items are recorded directly in the shareholders' equity account for tax purposes. Under IAS, these items must be charged against earnings for tax purposes as they occur.

Exchange Differences: Under Greek GAAP, transactions with the company's branch in Cyprus were translated based on a fixed exchange rate. Under IAS, these transactions were evaluated based on the average price of the currency during the fiscal year.

Income Tax Charge: Under Greek GAAP, no income tax charge is calculated in respect of interim periods. Under IAS, an income tax charge is calculated. In the interim financial statements for the three-month period ending March 31, 2001, the income tax charge was one-fourth of the total tax charge for the year 2001. In the interim financial statements for the three-month period ending March 31, 2002 the income tax charge was calculated by applying the annual effective income tax rate for the year 2001 to the pre-tax income of the interim period ended March 31, 2002.

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HEAD OFFICE OF THE COMPANY

OPAP S.A.
Kolonou 2
104 37 Athens
Greece

LEGAL ADVISERS TO THE COMPANY

As to U.S. and English Law

Norton Rose
Kempson House
Camomile Street
London EC3A 7AN

As to Greek Law

Flogaitis – Pamboukis – Sioutis & Associates
27, Vas. Sofias Av.
106 74 Athens
Greece

LEGAL ADVISERS TO THE SELLING SHAREHOLDERS

As to U.S. and English Law

Norton Rose
Kempson House
Camomile Street
London EC3A 7AN

As to Greek Law

M. & P. Bernitsas (Athens)
5 Lykavittou Str.
106 72 Athens
Greece

LEGAL ADVISERS TO THE MANAGERS

As to U.S. and English Law

Skadden, Arps, Slate, Meagher & Flom LLP
One Canada Square
Canary Wharf
London E14 5DS

As to Greek Law

Potamitis Iliadou (Athens)
3-5 Ilision Str.
115 28 Zografou Athens
Greece

AUDITORS

Grant Thornton (Athens)
44 Vas. Konstantinou Str.
116 35 Athens
Greece

60,300,000 Shares

OPAP S.A.

Ordinary Shares

INTERNATIONAL OFFERING MEMORANDUM

July 14, 2002

Schroder Salomon Smith Barney
Alpha Finance
EFG Eurobank Ergasias
HSBC
UBS Warburg
NBG International Limited

OPAP S.A.
ORGANISMOS PROGNOSTIKON PODOSFAIROU
FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2002 - ACCOUNTING PERIOD (1 JANUARY 2002 - 30 SEPTEMBER 2002)
REGISTERED IN ATHENS, REG. NO 46329/06/B/00/15

ASSETS	IN EUROS	ACCOUNTING PERIOD 1.1-30.9.02		IN EUROS	ACCOUNTING PERIOD 1.1-30.9.01	
B. FORMATION EXPENSES	Cost value	Depreciations	Undepreciated value	Cost value	Depreciations	Undepreciated value
1. Preliminary expenses	606.637.99	151.868,51	454.769,48	300.067,58	57.076,26	242.991,32
4. Other formation expenses	7.638.407,03	6.186.029,48	1.452.377,55	6.648.066,25	2.285.048,23	4.363.018,02
	8.245.045,02	6.337.897,99	1.907.147,03	6.948.133,83	2.342.124,49	4.606.009,34
C. FIXED ASSETS						
I. Intangible assets						
2. Concessions & Intellectual Property Rights	322.817.314,75	44.387.380,77	278.429.933,98	322.817.314,75	28.246.515,04	294.570.799,71
II.Tangible assets						
1. Land	3.429.544,68	-	3.429.544,68	3.429.544,68	-	3.429.544,68
3. Buildings and technical works	1.551.426,76	209.528,76	1.341.898,00	1.516.568,58	131.404,44	1.385.164,14
4. Machinery - technical installations and other mechanical equipment	22.287.644,94	11.518.723,56	10.768.921,38	20.781.168,36	7.044.332,07	13.736.836,29
5. Transportation equipment	475.503,00	242.403,32	233.099,68	483.550,98	151.514,89	332.036,09
6. Furniture and fixtures	8.973.926,77	6.733.249,13	2.240.677,64	9.089.691,15	4.240.043,94	4.849.647,21
7. Advances for non operating fixes assets	165.200,00		165.200,00			
Total tangible assets (CII)	36.883.246,15	18.703.904,77	18.179.341,38	35.300.523,75	11.567.295,34	23.733.228,41
III. Financial Assets						
7. Other financial assets			8.234.684,25			6.797.007,00
			8.234.684,25			6.797.007,00
Total fixed assets (CI+CII+CIII)			304.843.959,61			325.101.035,12
D. CURRENT ASSETS						
I. Stocks						
4. Raw & auxiliary materials, spare parts and packing			507.667,86			1.007.510,12
5. Payments on account for imports			418.640,02			689.386,49
			926.307,88			1.696.896,61
II. Debtors						
9. long-term receivables in the next accounting year			485.138,01			518.872,39
10. Doubtful - contested trade and other debtors	7.392.699,33			7.669.784,80		
Less Provisions	3.599.680,06	3.793.019,27	3.793.019,27	5.171.201,51	2.498.583,29	2.498.583,29
11. Other debtors			94.403.421,75			62.320.948,60
12. Advances to account for			29.439.014,46			18.547.117,41
			128.120.593,49			83.885.521,69
III. Cash at bank and in hand						
1. Cash in hand			186.280,23			178.058,28
3. Sight & time deposits			203.833.883,77			251.725.181,73
			204.020.164,00			251.903.240,01
Total current assets (DI+DII+DIV)			333.067.065,37			337.485.658,31
E. PREPAYMENTS AND ACCRUED INCOME						
1. Deferred charges			9.384.368,01			2.178.165,25
2. Earned income			32.691.514,85			49.868.666,40
			42.075.882,86			52.046.831,65
GRAND TOTAL ASSETS (B+C+D+E)			681.894.054,87			719.239.534,42
MEMO ACCOUNTS						
2. Guarantees and encumbrances			22.855.290,90			22.611.426,01
			22.855.290,90			22.611.426,01

SHAREHOLDER'S EQUITY AND LIABILITIES	AMOUNTS IN PERIOD 1.1-30.9.02	AMOUNTS IN PERIOD 1.1-30.9.01
A. CAPITAL AND RESERVES		
I. Share capital		
1. Paid up capital (319,000,000 shares of €0.30 each)	95.700.000,00	95.700.000,00
	95.700.000,00	95.700.000,00
III. Differences from adjustment of assets value- Investment financing		
3. Fixed Asset Investments Financing		997.798,97
		997.798,97
IV. Reserves		
1. Legal Reserve	12.854.266,83	755.357,30
3a. Reserves from tax-free income	8.210.639,18	4.260.167,57
3b. Reserves from income taxed at special provisions	134.270,63	116.024,05
4. Extraordinary reserves	34.509.569,54	2.814.778,65
	55.708.746,18	7.946.327,57
V. Results carried forward		
1. Profit carried forward	9.862,62	254.825,79
2. Plus Profit for the period (1.1-30.9.02)	270.052.229,63	255.936.474,60
3. Tax audit differences	-1.704.128,20	-
	268.357.964,05	256.191.300,39
Total capital and reserves (AI+AII+AIV+AV	419.766.710,23	360.835.426,93
B. PROVISIONS FOR LIABILITIES AND CHARGES		
1. Provisions for retirement benefit	17.225.042,96	4.737.966,68
2. Other provisions	0,00	293.470,29
	17.225.042,96	5.031.436,97
C. CREDITORS		
I. Long Term debt		
2. Bank loans	101.291.898,28	137.667.954,56
8. Other long-term debt	4.837.325,62	2.734.160,04
	106.129.223,90	140.402.114,60
II. Current liabilities		
1. Suppliers	35.411.822,64	21.877.484,10
5. Taxes - duties	5.641.518,71	10.354.891,14
6. Social security	291.813,41	314.424,65
7. Long term debt payable in next financial year	36.082.585,96	75.333.300,78
10. Dividends payable	153.606,81	50.788,61
11. Other Creditors	55.770.303,00	102.603.179,58
Total (CII)	133.351.650,53	210.534.068,86
Total creditors (CI+CII)	239.480.874,43	350.936.183,46
D. ACCRUALS AND DEFERRED		
2. Accrued expenses	5.421.427,25	2.436.487,06
	5.421.427,25	2.436.487,06
GRAND TOTAL LIABILITIES (A+B+C+D)	681.894.054,87	719.239.534,42
MEMO ACCOUNTS		
2. Guarantees and encumbrances	22.855.290,90	22.611.426,01
	22.855.290,90	22.611.426,01

INCOME STATEMENTS AS AT 30 SEPTEMBER 2002 (1/1/2002 - 30/9/2002)

I. OPERATING RESULTS			ACCOUNTING PERIOD 1.1-30.9.02			ACCOUNTING PERIOD 1.1-30.9.01
Revenues (sales)			1.357.477.822,88			1.204.277.788,09
Less: Cost of sales			278.008.207,82			246.901.919,07
Less: Payouts to winners			794.125.332,22			690.794.575,36
Gross operating results (profits)			285.344.282,84			266.581.293,66
Plus: Other operating results			20.794.808,94			10.084.668,89
Total			306.139.091,78			276.665.962,55
Less: 1. Administrative expenses	12.038.677,50			9.647.655,32		
3. Distribution costs	20.402.242,34	32.440.919,84	32.440.919,84	10.349.088,61	19.996.743,92	19.996.743,92
Sub - total			273.698.171,94			256.669.218,63
Plus: 4. Credit interest and similar income	9.041.483,52			5.628.465,90		
Less: 5. Debit interest and similar income	5.059.749,66	3.981.733,86	3.981.733,86	7.986.723,96	-2.358.258,05	-2.358.258,05
Total operating results (profit)			277.679.905,80			254.310.960,57
II. PLUS: EXTRAORDINARY RESULTS						
1. Extraordinary and non-operating income	51.738,30			472.110,73		
2. Extraordinary profit	0,00			176.082,17		
3. Prior year's income	111.752,09			73.019,80		
4. Income from prior year's provisions	6.346.181,54	6.509.671,93	6.509.671,93	1.013.621,13	1.734.833,83	1.734.833,83
			284.189.577,73			256.045.794,40
Less: 1. Extraordinary and non-operating expenses	2.826.008,22			7.326,86		
2. Extraordinary losses	0,00			0,00		
3. Prior year's losses	11.311.339,88	14.137.348,10	14.137.348,10	101.992,93	109.319,80	109.319,80
Operating and extraordinary results (profit)			270.052.229,63			255.936.474,60
Less: Total adjustments of fixed assets		18.372.936,59			18.802.660,30	
Less: Charged to operating cost		18.372.936,59	0,00		18.802.660,30	0,00
NET RESULTS (profit) FOR THE YEAR before taxes			270.052.229,63			255.936.474,60

STATEMENT OF APPROPRIATION OF PROFIT

	AMOUNTS IN PERIOD 1.1-30.9.02	AMOUNTS IN PERIOD 1.1-30.9.01
Profit for the period (01/01/02 to 30/09/02)	270.052.229,63	255.936.474,60
Tax calculated on objective criteria of Greek law for the period 270,052,229.63X35%	94.518.280,37	
Profit for the period after tax calculated on objective criteria of Greek law	175.533.949,26	
Proposed interim dividend on the profits on the basis of decision no. 21/7-11-02 of the BoD of OPAP S.A. 319,000,000X € 0.27 / share)	86.130.000,00	

Notes*

1. There are no encumbrances on the company's fixed assets.
2. The company's permanent staff as at 31.09.02 was 235 persons.
3. Basic accounting principles are consistent with those applicable on the financial statements in 2001, apart from the retirement provisions, as in the current period the management has formed an initial provision for 100% of the entire compensation, for retirement of personnel, which existed on 30.09.02, as derived from the provisions of Labour Law resulting in the extraordinary results of the period being burdened with the amount of €10,380,615.41.
4. Accrued and non-accrued income and expenses were separated.
5. Analysis of sales per category of transaction is as follows: "lottery games and bets" € 1,357,477,822.88
6. There are several lawsuits and disputes under arbitration's by third parties pending against the company for claims amounting to €68.7 million, which are not expected to have a material (negative) effect on the company's assets, liabilities and financial position.
7. The investments for acquiring fixed assets in the nine months of 2002 amounted to € 1,678,802.14
8. The company has been subjected to a tax audit up until the financial year 2001.
9. The Board of Directors of OPAP S.A. by decision no 21/07/2002 decided to distribute an interim dividend equal to € 86,130,000

Athens, 07-11-2002

THE CHAIRMAN OF THE BoD AND MANAGING DIRECTOR	A MEMBER OF THE BoD	CHIEF FINANCIAL OFFICER	MANAGER OF ACCOUNTING DPT
K. KOSKINAS	D. RIZOS	M. ILIOPOULOS	K. TSILIVIS
ID No. M 189774	ID No. E 069455	ID No. N 017069	ID No. P 603617

OPAP S.A.
ORGANISMOS PROGNOSTIKON AGONON PODOSFAIROU
FINANCIAL STATEMENTS AS AT 30 JUNE 2002 - ACCOUNTING PERIOD (1 JANUARY 2002 - 30 JUNE 2002)
REGISTERED IN ATHENS, REG. NO 46329/06/B/00/15
AMOUNTS IN EUROS

ASSETS	ACCOUNTING PERIOD 1.1-30.6.02 Cost value	Depreciations	Undepreciated value	ACCOUNTING PERIOD 1.1-30.6.01 Cost value	Depreciations	Undepreciated value
B. FORMATION EXPENSES						
1. Preliminary expenses	303,703.67	91,243.17	212,460.50	256,047.03	42,369.73	213,677.30
4. Other formation expenses	7,595,124.63	5,897,912.06	1,697,212.57	6,599,623.79	1,523,661.92	5,075,961.87
	7,898,828.30	5,988,155.23	1,909,673.07	6,855,670.82	1,566,031.65	5,289,639.17
C. FIXED ASSETS						
I. Intangible assets						
2. Concessions & Intellectual Property Rights	322,817,314.75	40,352,164.34	282,465,150.41	322,817,314.75	24,211,298.61	298,606,016.14
II.Tangible assets						
1. Land	3,429,544.68	0.00	3,429,544.68	3,429,544.68	0.00	3,429,544.68
3. Buildings and technical works	1,549,352.32	189,758.76	1,359,593.56	1,507,066.25	112,443.36	1,394,622.90
4. Machinery - technical installations and other mechanical equipment	22,287,644.94	10,404,676.04	11,882,968.90	20,780,694.00	6,005,653.67	14,775,040.32
5. Transportation equipment	475,503.00	219,230.80	356,272.20	427,292.74	128,187.82	299,104.92
6. Furniture and fixtures	8,936,695.25	6,077,155.08	2,859,540.17	8,496,420.45	3,601,217.50	4,895,202.95
Total tangible assets (CII)	36,678,740.19	16,890,820.68	19,787,919.51	34,641,018.11	9,847,502.36	24,793,515.76
III. Financial Assets						
7. Other financial assets			7,225,557.69			5,455,060.65
Total fixed assets (CI+CII+CIII)			309,478,627.61			328,854,592.55
D. CURRENT ASSETS						
I. Stocks						
4. Raw & auxiliary materials, spare parts and packing			596,206.00			617,923.98
5. Payments on account for imports			435,389.40			687,496.91
			1,031,595.40			1,305,420.89
II. Debtors						
9. long-term receivables in the next accounting year			525,942.88			448,685.32
10. Doubtful – contested trade and other debtors		7,072,740.17			7,840,224.08	
Less Provisions		3,976,503.75	3,096,236.42		5,434,105.05	2,406,119.03
11. Other debtors			86,154,517.35			9,517,645.60
12. Advances to account for			25,916,539.62			13,127,319.80
			115,693,236.27			25,499,769.75
III. Cash at bank and in hand						
1. Cash in hand			266,667.50			226,273.08
3. Sight & time deposits			527,356,181.70			219,053,774.24
			527,622,849.20			219,280,047.32
Total current assets (DI+DII+DIV)			644,347,680.87			246,085,237.96
E. PREPAYMENTS AND ACCRUED INCOME						
2. Earned income			24,738,192.76			46,003,127.55
GRAND TOTAL ASSETS (B+C+D+E)			980,474,174.31			626,232,597.23
MEMO ACCOUNTS						
2. Guarantees and encumbrances			20,493,658.85			21,904,364.19

SHAREHOLDER'S EQUITY AND LIABILITIES	AMOUNTS IN PERIOD 1.1-30.6.02	AMOUNTS IN PERIOD 1.1-30.6.01
A. CAPITAL AND RESERVES		
I. Share capital		
(319,000,000 shares of €0.30 each)		
1. Paid up capital	95,700,000.00	93,617,021.28
III. Differences from adjustment of assets value- Investment financing		
3. Fixed Asset Investments Financing	0.00	1,056,493.03
IV. Reserves		
1. Legal Reserve	12,854,266.83	755,357.30
3a. Reserves from tax-free income	8,210,639.18	6,343,146.30
3b. Reserves from income taxed at special provisions	134,270.63	116,024.05
4. Extraordinary reserves	34,509,569.54	2,814,778.64
	55,708,746.18	10,029,306.29
V. Results carried forward		
1. Profit carried forward	9,862.62	254,825.79
2. Plus Profit for the period (1.1-30.9.02)	187,460,534.35	167,415,525.80
3. Tax audit differences	-1,704,128.20	0.00
	185,766,268.77	167,670,351.59
Total capital and reserves (AI+AII+AIV+AV	337,175,014.95	272,373,172.19
B. PROVISIONS FOR LIABILITIES AND CHARGES		
1. Provisions for retirement benefit	17,483,895.65	4,951,285.23
2. Other provisions	0.00	293,470.29
	17,483,895.65	5,244,755.52
C. CREDITORS		
I. Long Term debt		
2. Bank loans	103,345,990.14	143,390,635.14
8. Other long-term debt	4,708,377.15	2,585,826.63
	108,054,367.29	145,976,451.77
II. Current liabilities		
1. Suppliers	28,622,222.93	12,183,015.51
5. Taxes - duties	126,295,796.99	11,705,506.25
6. Social security	515,203.09	308,649.14
7. Long term debt payable in next financial year	78,253,944.56	73,425,743.92
10. Dividends payable	137,209,448.66	5,617,021.28
11. Other Creditors	143,065,423.21	98,522,501.85
Total (CII)	513,962,039.44	201,762,437.95
Total creditors (CI+CII)	622,016,406.73	347,738,889.72
D. ACCRUALS AND DEFERRED		
2. Accrued expenses	3,798,856.98	875,779.80
GRAND TOTAL LIABILITIES (A+B+C+D)	980,474,174.31	626,232,597.23
MEMO ACCOUNTS		
2. Guarantees and encumbrances	20,493,658.85	21,904,364.19

INCOME STATEMENTS AS AT 30 JUNE 2002 (1/1/2002 - 30/6/2002)

I. OPERATING RESULTS		ACCOUNTING PERIOD 1.1-30.6.02		ACCOUNTING PERIOD 1.1-30.6.01	
Revenues (sales)			936,646,014.96		777,372,985.18
Less:	Cost of sales		193,037,086.62		160,639,313.18
Less:	Payouts to winners		545,793,433.84		443,607,287.11
Gross operating results (profits)			197,815,494.50		173,126,384.89
Plus:	Other operating results		12,724,744.02		5,320,263.62
Total			210,540,238.52		178,446,648.51
Less:	1. Administrative expenses	7,505,944.27		6,597,115.21	
	3. Distribution costs	12,141,730.17	19,647,674.44	3,980,258.29	10,577,373.50
Sub - total			190,892,564.08		167,869,275.01
Plus:	4. Credit interest and similar income	6,959,155.16		4,259,340.79	
Less:	5. Debit interest and similar income	3,423,352.92	3,535,829.24	5,605,335.91	-1,345,995.12
Total operating results (profit)			194,428,393.32		166,523,279.89
II. PLUS: EXTRAORDINARY RESULTS					
	1. Extraordinary and non-operating income	43,330.65		146,780.36	
	3. Previous year's income	111,752.09		67,121.19	
	4. Income from prior year's provisions	5,692,452.97	5,847,535.71	752,772.16	966,673.70
			200,275,929.03		167,489,953.59
Less:	1. Extraordinary and non-operating expenses	1,524,709.33		9,128.67	
	3. Previous year's losses	11,290,685.35	12,815,394.68	65,299.11	74,427.79
Operating and extraordinary results (profit)			187,460,534.35		167,415,525.80
Less:	Total adjustments of fixed assets	12,175,893.31		12,271,558.03	
	Less: Charged to operating cost	12,175,893.31	0.00	12,271,558.03	0.00
NET RESULTS (profit) FOR THE YEAR before taxes			187,460,534.35		167,415,525.80

NOTES

1. There are no encumbrances on the company's fixed assets.
2. The company's permanent staff as at 31.06.02 was 238 persons
3. Basic accounting principles are consistent with those applicable on the financial statements in 2001, apart from the retirement provisions, as in the current period the management has formed an initial provision for 100% of the entire compensation, for personnnel reitrement, which existed on 30.09.02, as derived from the provisions of Labour Law resulting in the extraordinary results of the period being burdened with the amount of €10,408,506.
4. Accrued and non accrued income and expenses were separated.
5. Analysis of sales per category of transaction is as follows: "lottery games and bets" € 936,646,014.96
6. There are several lawsuits and disputes under arbitration by third parties outstanding against the company for claims amounting to €68.7 million, which are not expected to have a material (negative) effect on the copany's assets, liabilities and financial position.
7. The investments for acquiring fixed assets in the nine months of 2002 amounted to € 1,328,079.48
8. The company has been subjected to a tax audit up until the financial year 2001.

Athens 22 August 2002

THE CHAIRMAN OF THE BoD AND MANAGING DIRECTOR	A MEMBER OF THE BoD	CHIEF FINANCIAL OFFICER	MANAGER OF ACCOUNTING DPT
K. KOSKINAS	D. RIZOS	M. ILIOPOULOS	K. TSILIVIS
ID No. M 189774	ID No. E 069455	ID No. N 017069	ID No. P 603617

CERTIFICATE OF AUDIT FROM THE CHARTERED ACCOUNTANTS
TO THE BOARD OF DIRECTORS OF THE COMPANY "ORGANISMOS PROGNOSTIKON AGONON PODOSFAIROU S.A"
FOR THE PERIOD 01.01.2002 TO 30.06.02

We performed the audit provided for in the provisions of article 6 of P.D. 360/1985, as amended by article 90 of L. 2533/1997, applying the auditing principles and regulations followed by the Greek Institute of Chartered Accountants, in order to ascertain that the above financial statements of "ORGANISMOS PROGNOSTIKON AGONON PODOSFAIROU S.A." covering the period from 01/01/2002 to 30/06/2002 do not contain incorrect data or omissions that materially affect the property and position of the company, as well as the results contained therein. In the framework of this audit we were informed on the book-keeping of the operations of the branches of the company, as well as the results that appear in them. We have audited the books of accountants and the records of the company and have obtained all the information and explanations we required. The company has applied the Greek Accounting Plan correctly. The company's inventory method, as compared to the previous financial year was not altered with the exception of the case in note 3 of the company. Our audit ascertained the following: 1) From a letter of the Legal Services of OPAP S.A. we were informed that the contractor for the fixed odds and non-fixed odds betting has initiated Arbitration procedures against OPAP S.A. with respect to the non-commencement of horserace betting provided for in the contract between the contractor and OPAP S.A. The damages claimed amount to € 40,568,598. Moreover, claims by occasionally employed personnel and individuals of the aggregate amount of € 28,152,603 are pending. The Management of OPAP S.A. estimates that the consequences of a possibly negative outcome of these disputes on the financial results of OPAP S.A. would not be significant, which explains the fact that no provision was created for them in the statements of this period, as we are not in a position to establish their precise size. On the basis of the audit we conducted, we ascertained that the above financial statements are in agreement with the company's books and records taking also into consideration the notes above and the notes below the balance sheet and our observations above, give a true and fair view of the company's assets, liabilities and financial position as at 30/06/02, as well as the results of the period ending on that date in conformity with legal requirements and generally accepted accounting principles applied on a basis consistent with that of the preceding year with the exception of the case mentioned in the above note of the company no. 3.

Athens 26 August 2002
The Chartered Accountants

Grant Thornton	Deligiannis Georgios	Paraskevopoulos Georgios
Chartered Accountants	SOEL reg no 15791	SOEL reg no 145 81

OPAP S.A

ORGANISMOS PROGNOSTIKON AGONON PODOSFAIROU

SUMMARY FINANCIAL STATEMENT AS AT 31 March 2002
ACCOUNTING PERIOD (1 January - 31March 2002)

Company Reg No 46329/06/B/00/15 (amounts in thousand Euros)

ASSETS

	31/3/2002	31/3/2001
Long term authorisation expenses	1,802.89	2,947.03
Fixed Assets	358,846.68	357,148.16
Less Depreciations	-51,408.70	-27,864.61
Fixed Assets without depreciation	307,437.98	329,283.55
Long Term Receivables	7,135.26	5,972.69
Reserves	1,063.31	1,312.94
Other Receivables	92,618.71	26,128.20
Cash at Bank and in hand	476,723.49	224,358.07
Prepayments and accrued income	27,638.48	1,701.28
TOTAL ASSETS	914,420.12	591,703.76
MEMO ACCOUNTS	19,992.16	22,081.11

SHAREHOLDER'S EQUITY AND LIABILITIES

	31/3/2002	31/3/2001
Paid up share capital	95,700.00	93,617.02
Reserves and other accounts of own capitals	55,708.75	12,226.52
Results (profits) for the period 1/1-31/3/02	95,580.17	76,317.86
Results of previous years	9.86	254.83
Differences from tax audits	0.00	-1,744.65
Various provisions	12,001.20	32,408.89
Long-term liabilities	125,099.23	192,817.88
Short-term liabilities	526,952.80	185,238.65
Accruals and deferred	3,368.11	566.77
TOTAL LIABILITIES	914,420.12	591,703.77
MEMO ACCOUNTS	19,992.16	22,081.11

INCOME STATEMENT FOR THE PERIOD 01/01/2002 - 31/03/2002

	31/3/2002	31/3/2001
Revenues from Sales	467,773.34	357,079.07
Less: Cost of Sales	378,832.44	274,579.70
GROSS OPERATING RESULTS	**88,940.90**	**82,499.37**
Plus: Other operating results	14,622.33	506.60
Less: Administrative expenses	3,183.33	2,815.04
Distribution costs	6,325.88	3,501.91
Sub-total operating results (profit)	**94,054.02**	**76,689.02**
Financial Results (+/-)	1,408.98	-1,513.33
TOTAL OPERATING RESULTS	**95,463.00**	**75,175.69**
Plus: Non operating: income - profits	184.44	1,274.19
Less: Non operating Expenses - Losses	67.27	132.02
OPERATING AND EXTRAORDINARY RESULTS (PROFIT)	**95,580.17**	**76,317.86**
Less: Total adjustment of fixed assets	6,072.24	5,458.64
Less charged to operating cost	-6,072.24	-5,458.64
Net results (profit) for the period 1/1-31/3/2002	**95,580.17**	**76,317.86**

NOTES:

1. There are no encumbrances on the company`s fixed assets

2. Basic accounting principles are consistent with those applicable on the financial statements in 2001.

3. Analysis of sales per category of transaction is as follows: "lottery games and bets": 467.773,34 thousand Euro.

4. Provisions were made for the accrued expenses that we did not have data about by 31.3.2002.

5. The permanently employed staff on 31/3/2002 was 238 persons.

6. There are several lawsuits and disputes under arbitration by third parties pending against the company for claims amounting to 68.7 million Euros, which are not expected to have a material (negative) effect on the copany's assets, liabilities and financial position.

7. The company has been subjected to a tax audit for up to the financial year 1999 and therefore the tax obligations have not been finalised.

ATHENS, 23/05/2002

THE CHAIRMAN OF THE BoD AND MANAGING DIRECTOR	A MEMBER OF THE BoD	CHIEF FINANCIAL OFFICER	MANAGER OF ACCOUNTING
K. KOSKINAS ID No. M 189774	D. RIZOS ID No E 069455	M. ILIOPOULOS ID No. N 017069	K. TSILIVIS ID No Π 603617

OPAP S.A.

INCOME STATEMENTS
for the Years Ended December 31, 2001 and 2000
(Thousands of Euro)

	ACCOUNTING PERIOD 1.1.2001-31.12.2001			ACCOUNTING PERIOD 1.1.2000-31.12.2000		
I. OPERATING RESULTS						
Net turnover (sales)			1,799,386			1,448,729
Less: Cost of sales			373,000			294,164
Less: Payouts to winners			1,036,731			861,205
Gross operating results (profit)			389,655			293,360
Plus: Other operating results			19,400			57,195
Total			409,055			350,555
Less: 1. Administrative expenses	17,413			12,920		
3. Distribution costs	19,693	37,106	37,106	14,744	27,664	27,664
Sub-Total			371,949			322,891
Plus 4. Credit interest and similar income	8,589			22,226		
Less: 5. Debit interest and similar charges	10,361	(1,772)	(1,772)	17,410	4,816	4,816
Total operating results (profit)			370,177			327,707
II. PLUS: EXTRAORDINARY RESULTS						
1. Extraordinary and non-operating income	2,314			2,563		
2. Extraordinary gain	1,292			216		
3. Prior year's income	167			—		
4. Income from prior years' provisions	577	4,350	4,350	—	2,779	2,779
Less:			374,527			330,486
1. Extraordinary and non-operating expenses	400			3,499		
2. Extraordinary losses	—			—		
3. Prior year's expenses	108	508	508	182	3,681	3,681
Operating and extraordinary results (profit)			374,019			326,805
Less: Total value adjustments of fixed assets		27,703			23,412	
Less: Charged to operating cost		27,703			23,412	
NET RESULTS (Profit) FOR THE YEAR BEFORE TAXES			374,019			326,805

OPAP S.A.

BALANCE SHEETS
as at December 31, 2001 and 2000
(Thousands of Euro)

	ACCOUNTING PERIOD 1.1.2001-31.12.2001			ACCOUNTING PERIOD 1.1.2000-31.12.2000		
	Cost value	Depreciations	Undepreciated value	Cost value	Depreciations	Undepreciated value
I. FORMATION EXPENSES						
1. Preliminary expenses	304	61	243	294	59	235
4. Other formation expenses	6,969	5,397	1,572	2,678	752	1,926
	7,273	5,458	1,815	2,972	811	2,161
C. FIXED ASSETS						
I. Intangible Assets						
2. Concessions, patents, licenses, trade marks and similar rights	322,817	32,282	290,535	322,817	16,141	306,676
II. Tangible Assets						
1. Land	3,430	—	3,430	3,430	—	3,430
3. Buildings and technical works	1,530	151	1,379	1,499	75	1,424
4. Machinery-Technical installations and other mechanical equipment	22,286	8,177	14,109	20,781	3,928	16,853
5. Transportation equipment	465	174	291	427	85	342
6. Furniture and fixtures	8,266	4,815	3,451	8,114	2,371	5,743
Total tangible assets (CII)	35,977	13,317	22,660	34,251	6,459	27,792
III. Financial assets						
7. Other financial assets			7,113			4,602
			7,113			4,602
Total fixed assets (CI + CII + CIII)			320,308			339,070

OPAP S.A.

BALANCE SHEETS
as at December 31, 2001 and 2000 — (Continued)

	ACCOUNTING PERIOD 1.1.2001-31.12.2001			ACCOUNTING PERIOD 1.1.2000-31.12.2000		
	Cost value	Depreciations	Undepreciated value	Cost value	Depreciations	Undepreciated value
D. CURRENT ASSETS						
I. Stocks						
4. Raw and auxiliary materials spare parts and packing			688			976
5. Payments on account for imports			558			807
			1,246			1,783
II. Debtors						
9. Current portion of long-term receivables			290			1,622
10. Doubtful-contested trade and other debtors	6,425			6,015		
Less: Provisions	4,364	2,061	2,061	4,706	1,309	1,309
11. Sundry debtors			81,730			8,187
12. Advances to account for			13,598			21,949
			97,679			33,067
IV. Cash at bank and in hand						
1. Cash in hand			338			373
3. Sight and time deposits			371,499			149,523
			371,837			149,896
Total current assets (DI + DII + DIV)			470,762			184,746
E. PREPAYMENTS AND ACCRUED INCOME						
1. Deferred charges			—			24
2. Earned income			17,552			57,236
			17,552			57,260
GRAND TOTAL ASSETS (A+B +C+D+E)			810,437			583,237
MEMO ACCOUNTS						
2. Guarantees and real securities			20,650			22,182
			20,650			22,182

OPAP S.A.

BALANCE SHEETS
as at December 31, 2001 and 2000 — (Continued)

	Amounts in year ended 2001	Amounts in previous year 2000
A. CAPITAL AND RESERVES		
I. Share capital		
1. Paid-up capital (319,000,000 shares of €0.30 each)	95,700	93,617
	95,700	93,617
IV. Reserves		
1. Legal reserve	12,854	755
3a) Reserves from tax-free income	8,211	4,177
3b) Reserves from income taxed at special provisions	134	922
4. Extraordinary reserves	34,510	2,815
	55,709	8,669
V. Results carried forward		
1. Profit carried forward	10	255
	10	255
Total capital and reserves (AI + AIV + AV)	151,419	102,541
B. PROVISIONS FOR LIABILITIES AND CHARGES		
1. Provisions for retirement benefits	7,118	5,251
2. Other provisions	4,989	293
	12,107	5,544
C. CREDITORS		
I. Long-term debt		
2. Bank loans	125,385	162,980
8. Other long-term debt	3,582	39,796
	128,967	202,776
II. Current liabilities		
1. Suppliers	13,828	14,071
5. Taxes-duties	220,908	36,852
6. Social security	493	674
7. Current portion of long term debt	75,657	69,612
10. Dividends	137,170	5,617
11. Sundry creditors	69,843	144,456
Total (CII)	517,899	271,282
Total creditors (CI + CII)	646,866	474,058
D. ACCRUALS AND DEFERRED		
2. Accrued expenses	45	1,094
	45	1,094
GRAND TOTAL LIABILITIES (A+B+C+D)	810,437	583,237
MEMO ACCOUNTS		
2. Guarantees and real securities	20,650	22,182
	20,650	22,182

OPAP S.A.

STATEMENTS OF APPROPRIATION OF PROFITS
for the Years Ended December 31, 2001 and 2000
(Thousands of Euro)

	Amounts in year ended 2001	Amounts in previous year 2000
Net results (profit) for the year	374,019	326,805
(+): Profit brought forward	255	37
(–): Other not incorporated to the operating cost returns from games	—	301,626
(–) Prior years' tax differences	1,745	—
(–) Income tax	135,033	13,266
Profit for appropriation	237,496	11,950
Appropriated as under		
1. Legal reserve	12,099	755
2. Dividends	191,468	5,617
5. Extraordinary reserve	31,695	—
6a. Reserves from tax-free income	1,753	4,177
6b. Tax free reserve Article 110 paragraph 2 law 2238/94	453	1,146
6c. Reserves from income taxed at special provisions	18	—
8. Profit carried forward	10	255
	237,496	11,950

NOTES*

1. There are no encumbrances on the company's fixed assets.
2. The company's permanent staff as at December 31, 2001 was 235 people.
3. Basic accounting principles are consistent with those applicable on the financial statements in 2000.
3. Accrued and non accrued income and expenses have been separated.
5. Analysis of sales per category of transactions is as follows: 1 "lottery games and bets" €1.799,386.
6. There are several lawsuits by third parties outstanding against the company for claims amounting to €68,721,000 which are not expected to have a material (negative) effect on the company's assets, liabilities and financial position.
7. The company's board of directors, further to its decision 19/12-0701, distributed an interim dividend for the year 2001 amounting to €54,298,000 (€0.17 per share).
8. Further to the decision of the 1st ordinary general meeting of the shareholders and in accordance with law 2842/2000 the share capital was increased by €2,084,000 through capitalization of reserves from tax-free income. The nominal value of the share was also increased from €0.29 to €0.30.
9. Acquisitions of assets during the year 2001 amounted to €2,294,000.

*These notes are an integral part of the financial statements

REPORT OF THE AUDITORS
for the Year Ended December 31, 2000

To the Shareholders of OPAP S.A.

We have audited the following financial statements and the related notes on the accounts of the Société Anonyme "OPAP S.A." for the year ended December 31, 2000.

Our audit, in the frame of which we were provided with full review on the company's branch business, was conducted in accordance with the stipulations of Article 37 of Codified Law 2190/1920 « regarding Sociétés Anonymes » and in accordance with the auditing procedures we considered suitable on the basis of auditing principles and regulations followed by the Greek Institute of Chartered Accountants. We have audited the books of accounts and the records of the company and have obtained all the information and explanation we needed. The company has applied the Greek Chart of Accounts correctly. The company's inventory method, as compared to the preceding fiscal year, was not altered with the exception of cases mentioned in our observations.

Our audit ascertained the following:

1. The cost values of fixed assets and formation expenses of Assets as at December 31, 1999 disclose the undepreciated balance as that was estimated by the Committee of article 9, law 2190/1920.

2. In the current fiscal year the company calculated depreciations on the cost value of fixed assets based on depreciation rates stipulated by P.D.100/98 while in the previous fiscal years depreciation of fixed assets was estimated at 100%.

3. The account CII of the Fixed Assets "concessions, patents, licenses, trade marks and similar rights" involves the concession to operate and manage games granted to OPAP by the Hellenic Republic for 20 years. The value of that concession was estimated by independent actuaries. Part of the amount owed to the Hellenic Republic amounting to €230,593,000 was used to offset receivables of OPAP from the Hellenic Republic as at September 30, 2000. The amount of €29,347,000 was part of the increase of the share capital decided by the second extraordinary meeting of Shareholders, on December 15, 2000. The rest of the liability to the Hellenic Republic arising from the concession is disclosed in the Liabilities account CI.8. "other long-term debt" amounting to €31,439,000 and the Liabilities account C.II.7. "current portion of long-term debt" amounting to €31,439,000.

4. The share capital of OPAP S.A. further to the decision of the first extraordinary general meeting of Shareholders on December 15, 2000 increased to €29,347 thousand through capitalization of a part of the revaluation reserve arising from the evaluation of the Committee of article 9, law 2190/1920.

5. The share capital of OPAP S.A. further to the decision of the second extraordinary general meeting of Shareholders on December 15, 2000 was increased by the amount of €64,270 thousand amounting 93,617 thousand in total through capitalization, of a) a part of the profit carried forward €30,491 thousand b) a part of the revaluation reserve arising from the evaluation of the Committee provided by article 9, law 2190/1920 amounting to €4,431 thousand c) the liability to the Hellenic Republic from the concession amounting to €29,347 thousand.

6. The account of Assets E2 "earned income" includes the amount of €57,182 thousand pertaining to accrued income from the agreement of OPAP SA and the company undertaking to operate a game. This amount is also included in "other operating income" in the Profit and Loss Account.

7. In the Statement of Appropriation of Profits the item "other not charged to the operating cost distributions of games" amounting to €301,626 thousand, pertains to distributions of income from games to several organizations in accordance with the laws applicable on the operation of every game.

8. The company has not been audited by the tax authorities for the fiscal year 2000 and therefore its tax liabilities have not been finalized.

In our opinion the above mentioned financial statements, which are in agreement with the company's books and records, along with the related notes after having considered our observations above as well as the company's notes below the balance sheet, give a true and fair view of the company's assets, liabilities and financial position as at December 31, 2000, of the operating results for the year then ended in conformity with legal requirements and generally accepted accounting principles applied on a basis consistent with that of the preceding year with the exception of the case mentioned in our observation no 1.

Athens, March 16, 2001

The Chartered Accountant

George Deligiannis
SOEL reg. n° 15791
GRANT THORNTON SA

The Chartered Accountant

Vassilis Kazas
SOEL reg. n° 13281
GRANT THORNTON SA

OPAP S.A.

ORGANISMOS PROGNOSTIKON AGONON PODOSFAIROU

BALANCE SHEET AS AT DECEMBER 31 2001-2nd YEAR OF OPERATIONS (1 JANUARY 2001 - 31 DECEMBER 2001)
REGISTERED IN ATHENS, REG. NO. 46329/06/B/00/15

ASSETS	ACCOUNTING PERIOD 2001				ACCOUNTING PERIOD 2000			
	in GDR			in euro	in GDR			in euro
	Cost value	Depreciations	Undeprec.value	Undeprec.value	Cost value	Depreciations	Undeprec.value	Undeprec.value
B. FORMATION EXPENSES								
1.Preliminary Expense	103,487,026	20,742,405	82,744,621	242,830.88	100,225,000	20,045,000	80,180,000	235,304.48
4.Other formation expenses	2,374,601,560	1,839,153,174	535,448,386	1,571,381.91	912,471,569	256,397,475	656,074,094	1,925,382.52
	2,478,088,586	1,859,895,579	618,193,007	1,814,212.79	1,012,696,569	276,442,475	736,254,094	2,160,687.00
C. FIXED ASSETS								
I. Intangible Assets								
2.Concessions & Intellectual property rights	110,000,000,000	11,000,000,000	99,000,000,000	290,535,583.27	110,000,000,000	5,500,000,000	104,500,000,000	306,676,449.01
II. Tangible Assets								
1.Land	1,168,617,350	-	1,168,617,350	3,429,544.68	1,168,617,350	-	1,168,617,350	3,429,544.68
3.Buildings & Technical works	521,245,304	51,374,509	469,870,795	1,378,931.17	510,699,078	25,535,497	485,163,581	1,423,810.95
4.Machinery-Techn. Installations & other equipment	7,594,073,248	2,786,219,883	4,807,853,365	14,109,621.03	7,081,021,479	1,338,584,107	5,742,437,372	16,852,347.39
5.Transportatio equipment	158,551,998	59,171,500	99,380,498	291,652.23	145,600,000	29,120,000	116,480,000	341,834.19
6.Furniture & Fixtures	2,816,686,900	1,640,754,681	1,175,932,219	3,451,011.65	2,764,884,301	807,946,234	1,956,938,067	5,743,031.74
Total Tangible Assets (CII)	12,259,174,800	4,537,520,573	7,721,654,227	22,660,760.75	11,670,822,208	2,201,185,838	9,469,636,370	27,790,568.95
III. Financial Assets								
7.Other financial assets			2,423,670,726	7,112,753.41			1,568,216,683	4,602,249.99
			2,423,670,726	7,112,753.41			1,568,216,683	4,602,249.99
Total Fixed Assets (CI+CII + CIII)			109,145,324,953	320,309,097.44			115,537,853,053	339,069,267.95
D. CURRENT ASSETS								
I. Stocks								
4.Raw-Aux. Materials, Consumables			234,550,738	688,336.72			333,070,893	977,464.10
5. Advances for purchase of inventory items			190,061,086	557,772.81			275,007,065	807,064.02
			424,611,824	1,246,109.53			608,077,958	1,784,528.12
II. Debtors								
9.Long-term receiveables in the next accounting period			98,745,405	289,788.42			552,691,277	1,621,984.67
10.Doubtful-contested trade and other debtors	2,189,149,545				2,049,704,706			
Less: Provisions	1,486,932,352	702,217,193	702,217,193	2,060,798.81	1,603,427,300	446,277,406	446,277,406	1,309,691.58
11.Other Debtors			27,849,593,537	81,730,281.84			2,789,550,617	8,186,502.18
12.Advances to account for			4,633,582,447	13,598,187.67			7,478,985,796	21,948,601.02
			33,284,138,582	97,679,056.73			11,267,505,096	33,066,779.45
IV. Cash at bank and in hand								
1.Cash in hand			115,022,118	337,555.74			127,079,039	372,939.22
3.Sight & Time Deposits			126,588,403,513	371,499,350.00			50,950,122,080	149,523,469.05
			126,703,425,631	371,836,905.74			51,077,201,119	149,896,408.27
Total Current Assets (DI + DII + DIV)			160,412,176,037	470,762,072.01			62,952,784,173	184,747,715.84
E.PREPAYMENTS AND ACCRUED INCOME								
1.Deferred charges			-	-			8,096,835	23,761.80
2.Earned income			5,980,853,689	17,552,028.43			19,503,024,812	57,235,582.72
			5,980,853,689	17,552,028.43			19,511,121,647	57259344.53
GRAND TOTAL ASSETS (B +C+D+E)			276,156,547,686	810,437,410.67			198,738,012,967	583,237,015.31
MEMO ACCOUNTS								
2.Guarantees and encumbrances			7,036,347,748	20,649,589.87			7,558,484,154	22,181,905.07
			7,036,347,748	20,649,589.87			7,558,484,154	22,181,905.07

LIABILITIES	ACCOUNTING PERIOD 2001		ACCOUNTING PERIOD 2000	
	In GDR	In euro	In GDR	in euro
A. CAPITAL AND RESERVES				
I. Share Capital				
1. Paid-up capital (319.000.000 shares of GDR 102.225)	32,609,775,000	95,700,000.00	31,900,000,000	93,617,021.28
	32,609,775,000	95,700,000.00	31,900,000,000	93,617,021.28
IV. Reserves				
1.Regular Reserve	4,380,091,421	12,854,266.83	257,388,000	755,357.30
3.a.Reserves from tax-free income	2,797,775,301	8,210,639.18	1,423,435,228	4,177,359.44
3.b.Reserves from income taxed at special provisions	45,752,717	134,270.63	314,270,587	922,290.79
4.Extraordinary Reserves	11,759,135,824	34,509,569.55	959,135,824	2,814,778.65
	18,982,755,263	55,708,746.19	2,954,229,639	8,669,786.17
V.Results carried forward				
1.Profit carried forward	3,360,689	9,862.62	86,831,888	254,825.79
	3,360,689	9,862.62	86,831,888	254,825.79
Total capital and reserves (AI +AIV+AV)	51,595,890,952	151,418,608.81	34,941,061,527	102,541,633.24
B. PROVISIONS FOR LIABILITIES AND CHARGES				
1. Provisions for retirement benefits	2,425,291,542	7,117,510.03	1,789,167,401	5,250,674.69
2. Other provisions	1,700,000,000	4,988,994.86	100,000,000	293,470.29
	4,125,291,542	12,106,504.89	1,889,167,401	5,544,144.98
C. CREDITORS				
I. Long-term debt				
2.Bank loans	42,725,000,000	125,385,179.75	55,535,355,517	162,979,766.74
8 Other long-term debt	1,220,686,570	3,582,352.37	13,560,593,662	39,796,313.02
	43,945,686,570	128,967,532.12	69,095,949,179	202,776,079.76
II. Current Liabilities				
1.Suppliers	4,711,916,496	13,828,074.82	4,794,694,546	14,071,003.80
5.Taxes-duties	75,274,381,418	220,907,942.53	12,557,401,194	36,852,241.21
6.Social Security	167,915,306	492,781.53	229,728,023	674,183.49
7.Current portion of long term debt	25,780,177,758	75,657,161.43	23,719,822,241	69,610,630.20
10.Dividends	46,740,677,500	137,170,000.00	1,914,000,000	5,617,021.28
11.Other Creditors	23,799,109,294	69,843,314.14	49,223,323,129	144,455,827.23
Total (CII)	176,474,177,772	517,899,274.46	92,438,969,133	271,280,907.21
Total creditors (CI + CII)	220,419,864,342	646,866,806.58	161,534,918,312	474,056,986.98
Δ. ACCRUALS AND DEFERRED				
2.Accrued expenses	15,500,850	45,490.39	372,865,727	1,094,250.12
	15,500,850	45,490.39	372,865,727	1,094,250.12
GRAND TOTAL LIABILITIES (A+B+C+D)	276,156,547,686	810,437,410.67	198,738,012,967	583,237,015.31
MEMO ACCOUNTS				
2. Guarantees and encumbrances	7,036,347,748	20,649,589.87	7,558,484,154	22,181,905.07
	7,036,347,748	20,649,589.87	7,558,484,154	22,181,905.07

INCOME STATEMENTS AS AT 31 DECEMBER 2001 (1.1-31.12.2001)

			ACCOUNTING PERIOD 2001				ACCOUNTING PERIOD 2000	
			In GDR	in euro			In GDR	In euro
I. OPERATING RESULTS								
Revenues (sales)			613,140,625,740	1,799,385,548.76			493,654,497,825	1,448,729,267.28
Less: Cost of sales			127,099,824,155	373,000,217.62			100,236,217,560	294,163,514.48
Less: Payouts to winners			353,266,384,625	1,036,731,869.77			293,455,378,385	861,204,338.62
Gross operating results (profit)			132,774,416,960	389,653,461.36			99,962,901,880	293,361,414.17
Plus: Other operating results			6,610,709,761	19,400,468.85			19,489,129,387	57,194,803.78
Total			139,385,126,721	409,053,930.22			119,452,031,267	350,556,217.95
Less: 1.Administrative expenses	5,933,432,450				4,402,542,659			
3.Distribution costs	6,710,253,938	12,643,686,388	12,643,686,388	37,105,462.62	5,024,165,624	9,426,708,283	9,426,708,283	27,664,587.77
Sub-Total			126,741,440,333	371,948,467.60			110,025,322,984	322,891,630.18
Plus 4.Credit interest & similar income	2,926,729,691				7,573,435,480		·	
Less: 5.Debit interest & similar expenses	3,530,747,674	-604,017,983	-604,017,983	-1,772,613.30	5,932,562,974	1,640,872,506	1,640,872,506	4,815,473.24
Total operating results (profit)			126,137,422,350	370,175,854.29			111,666,195,490	327,707,103.42
II.PLUS: EXTRAORDINARY RESULTS								
1.Extraordinary and non-operating income	788,651,491				873,165,841			
2.Extraordinary gain	440,384,116				73,645,000			
3.Prior year's income	56,997,359				0			
4.Income from prior years' provisions	196,610,527	1,482,643,493	1,482,643,493	4,351,118.10	0	946,830,841	946,830,841	2,778,667.18
Less:			127,620,065,843	374,526,972.39			112,613,026,331	330,485,770.60
1.Extraordinary and non-operating expenses	136,130,357				1,192,287,674			
2.Extraordinary losses	0				0			
3.Prior years' expenses	37,033,907	173,164,264	173,164,264	508,185.66	61,997,827	1,254,285,501	1,254,285,501	3,680,955.25
Operating and extraordinary results (profit)			127,446,901,579	374,018,786.73			111,358,740,830	326,804,815.35
Less: Total value adjustments of fixed assets		9,439,787,839				7,977,628,313		
Less: Charged to operating cost								
		9,439,787,839	0	0.00		7,977,628,313	0	0.00
NET RESULTS (profit) FOR THE YEAR BEFORE TAXES			127,446,901,579	374,018,786.73			111,358,740,830	326,804,815.35

Athens, April 2, 2002

The Chairman of the BoD and Managing Director

K. KOSKINAS
ID. No. M 189774

A Member of the BoD

D. RIZOS
ID. No. E 069455

CHIEF FINANCIAL OFFICER

M. ILIOPOULOS
ID. No. M 017069

STATEMENTS OF APPROPRIATION OF PROFITS

	ACCOUNTING PERIOD 2001		ACCOUNTING PERIOD 2000	
	In GDR	in euro	In GDR	in euro
Net results (profit) for the year	127,446,901,579	374,018,766.73	111,358,740,830	326,804,815.35
(+): Profit brought forward	86,831,888	254,825.79	12,637,539	37,087.42
(-): Other non incorporated to the operating cost returns from games	-		102,779,127,985	301,626,200.98
(-) Tax differences	594,488,633	1,744,647.49	-	-
(-) Income tax	46,012,651,134	135,033,458.94	4,520,275,610	13,265,665.77
Profit for appropriation	80,926,593,700	237,495,506.09	4,071,974,774	11,950,036.02
Appropriated as under:				
1. Regular reserve	4,122,703,421	12,098,909.53	257,388,000	755,357.30
2. Dividends	65,242,677,500	191,467,872.34	1,914,000,000	5,617,021.28
5. Extraordinary reserve	10,800,000,000	31,694,790.90	-	-
6a. Reserves from tax-free income	597,424,291	1,753,262.78	1,423,435,228	4,177,359.44
6b. Tax free reserves Article 110 paragraph 2 L. 2238/94	154,210,276	452,561.34	-	-
6c.Reserves from income taxed at special provisions	6,217,523	18,246.58	390,319,658	1,145,472.22
8. Profit carried forward	3,360,689	9,862.62	86,831,888	254,825.79
	80,926,593,700	237,495,506.09	4,071,974,774	11,950,036.02

NOTES

1) There are no encumbrances on the company's fixed assets.
2) The company's permanent staff as at December 31, 2001 was 235 people.
3) Basic accounting principles are consistent with those applicable on the financial statements in 2000.
4) Accrued and non accrued income and expenses have been separated.
5) Analysis of sales per category of transactions is as follows: "lottery games and bets ":613,140,625,740 GDR.
6) There are several lawsuits and disputes under arbitrations by third parties outstanding pending the company for claims amounting approximately 23 billion, which are not expected to have a material (negative) effect on the company's assets, liabilities and financial position.
7) the company's Board of Directors, further to its decision 18/12.7.2001, distributed an interim dividend for the year 2001, amounting to GDR 18,502,000,000 (GDR 58 per share).
8) Further to the decision of the 1st Ordinary General Meeting of the shareholders and in accordance with law 2842/2000 the share capital was increses by GDR 709,775,000, through capitalization of reserves from tax-free income. The nominal value of the share was also increased from GDR 100 to 102.225 (0.30 euro).
9) Acquisitions of assets during the year 2001 amounted to GDR 781,540,677

MANAGER OF ACCOUNTING DEPARTMENT

K. TSILIVIS
ID. No.Π 603617

Attachment 7

English language translations of information that since January 1, 2002 (the beginning of the last fiscal year of the Company), the Company has made or was required to make public pursuant to the laws of Greece, has filed or was required to file with the CMC and the ASE which was made public by such entries.

i. Press release regarding the distribution of interim dividends for the accounting year 2002 (Dated: 20 November 2002)

ii. Press release regarding recent positive developments for the Company (Dated: 20 November 2002)

iii. Press release for the results of the third quarter of 2002 (Dated: 8 November 2002)

iv. Notification regarding the plan of the Company to announce the third quarter results for 2002 on 8 November 2002 (Dated: 31 October 2002)

v. List and details of persons that could conclude trades over the Company's shares subject to prior notification for the period 1 July 2002 and 30 September 2002 (Dated: 23 October 2002)

vi. Press release in response to inaccurate publications made on 2 October 2002 (Dated: 3 October 2002)

vii. Notification of the completion date for the drafting of the Company's Internal Regulation (Dated: 30 August 2002)

viii. Notification and press release regarding the release of financial statements for the period between 1 January 2002 and 30 June 2002 (Dated: 28 August 2002)

ix. Notification regarding the sale of shares by Greece and DEKA S.A. (Dated: 25 July 2002)

x. List and details of persons that could conclude trades over the Company's shares subject to prior notification for the period between 1 April 2002 and 30 June 2002 (Dated: 18 July 2002)

xi. Notification regarding the payment of dividends for the financial year 2001 (Dated: 21 June 2002)

xii. Notification and press release regarding the decisions of the General Annual Shareholders Meeting on 21 June 2002 (Dated: 21 June 2002)

xiii. Notification and press release for the drafting of the Company's financial statements for the years 1999, 2000, 2001 and the first quarter of 2002 in accordance with International Accounting Standards (Dated: 13 June 2002)

xiv. Notification and press release in response to inaccurate publication on 7 June 2002 (Dated: 7 June 2002)

xv. Notification regarding the date on which the second General Annual Shareholder Meeting is to take place- 21 June 2002 (Dated: 30 May 2002)

xvi. Notification and press release for the summary statements covering the first quarter of 2002 (Dated: 23 May 2002)

xvii. Re-release of a press release and third quarter 2001 financial statements that had originally been filed with the ASE on 8 November 2002, but that had not been filed with the CMC (along with an explanation letter) (Dated: 21 May 2002)

xviii. List and details of persons that could conclude trades over the Company's shares subject to prior notification for the period between 1 October 2002 and 31 December 2001, and the period between 1 January 2002 and 31 March 2002 (Dated: 10 May 2002)

xix. Notification and press release regarding rejection by Greek Criminal Courts of claims against the Company for violation of public procurement rules in relation to the assignment of the operation of one of the Company's games to another gaming company (Dated: 19 April 2002)

xx. Notification and press release of the Company regarding the release of full financial statements covering the year between 1 January 2001 and 31 December 2001 (Dated: 4 April 2002)

xxi. Notification and press release regarding the presentation of the Company at the Union of Institutional Investors (Dated: 27 February 2002)

xxii. Press release discussing the release of financial statements of the Company for the year between 1 January 2001 and 31 December 2001 (Dated: 26 February 2002)

xxiii. Notification and press release regarding the decisions taken during the Extraordinary General Shareholders meeting on 23 January 2002 (Dated: 23 January 2002)

xxiv. Notification and press release regarding the immediate commencement of negotiations for the conclusion of a new agreement regarding business activity of the Company in Cyprus (Dated: 18 January 2002)

PRESS RELEASE REGARDING THE PAYMENT OF AN INTERIM DIVIDEND FOR THE FINANCIAL YEAR 2002

OPAP S.A. announces that, in accordance with the decision of its Board of Directors, the company is proceeding in distributing an interim dividend amounting to € 0.27 for the current year.

Persons holding company shares at the end of the session on 12/31/2002 are entitled to the interim dividend.

As from Thursday 1/2/2003, the shares will be traded on the Athens Stock Exchange without the right to receive the above interim dividend.

The payment of the dividend will take place by crossed check, which will be sent to the beneficiaries from 1/15/2003.

Any shareholders, who do not cash their check by 6/15/2003, may receive the dividend only from the company's offices (2 Kolonou St. Athens, tel. 5236203, Shareholders Service).

In the event that the check is lost or not received, the shareholders are requested to contact the offices of the company (2 Kolonou St. Athens, tel. 5236203, Shareholders Service).

Athens 11/20/2002

THE BOARD OF DIRECTORS

ATHENS 11/20/2002

PRESS RELEASE

November proved to be a month of successes for OPAP S.A., as following the company being included in the FTSE - ASE20 index for the Athens Stock Exchange, MSCI recently added the OPAP S.A. share to the MCSI Greece index, which enjoys widespread popularity among foreign institutional investors.

The Management of OPAP S.A. welcomes this development and believes that the considerable effort made to ensure that the company continues its dynamic growth has paid off, as the company is one of the most attractive investment proposals in Europe.

As part of these efforts, the Management of OPAP S.A. recently organized a road show in London, in the presence of powerful investment schemes of Europe, during which the most recent corporate developments were highlighted, thus responding to the increased needs for information on behalf of the foreign institutional investors and analysts covering the share.

The response of the foreign managers and the analysts community has lead the Management of the Company to plan more presentations both in Greece and abroad, in order to further enhance the trust that has been built.

In this direction, in the following weeks, OPAP S.A. will be in a position to offer investors new upgraded Investor Relations services, with great emphasis being placed on serving an increasing number of foreign institutional investors holding a participation in OPAP.

At the same time, according to a research conducted by Datastream, based on the existing dividend yield offered by the company, OPAP S.A. ranks among the 20 companies with the highest dividend yield throughout Europe for 2002, a development that enhances the trust of its investors and proves that the Management is successful in its task. Moreover, the Board of Directors of OPAP S.A. decided to proceed in distributing an interim dividend of € 0.27 per share.

OPAP S.A.

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

PRESS RELEASE

OPAP S.A.

PRESS RELEASE

APPROVAL OF FINANCIAL STATEMENTS OF OPAP S.A. AS AT 9/30/2002 (PERIOD 1/1/2002 - 9/30/2002)

The Board of Directors convened on 7 November 2002 and approved the financial statements for the period 1/1/2002 - 9/30/2002, which illustrate the company's enhanced profitability, confirming that OPAP S.A. is one of the fastest growing companies in Greece.

In particular, the revenues of the Company significantly increased **by 12.72%** and amounted to € 1,357.5 million, compared to € 1204.3 million in the corresponding period of 2001.
The largest contribution to this increase was by the game STIHIMA, whose sales increased by 19.53% and amounted to € 1,053.1 million, compared to € 881 million during the corresponding nine month period of 2001.
At the same time the sales for the games Lotto, Proto and Propo increased, as revenues amounted to € 56.1 million, € 39.1 million and € 44.5 million correspondingly, compared to € 55 million, € 36.9 million and € 40.3 million in the corresponding period of 2001.
However, the sales of JOKER presented a 13.78% decrease, as the lack of repeated prize money rollovers in the form of a so-called jackpot played a decisive role and the number of players dropped.
Nevertheless, the total growth of OPAP S.A. operations is deemed to be satisfactory, as the net results (earnings before taxes) for the nine months amounted to € 270.1 million compared to € 255.9 million in the

corresponding period of 2001, thus presenting an increase of in the range of 5.52%, with a similar increase in the gross earnings before depreciation and amortization, which amounted to € 302.3 million compared to € 284.1 million in the corresponding period of 2001.
The Management of the company, as always, aims at ensuring the ongoing improvement of the company's financial data, broadening the range of products offered and honoring its commitments, as set out in the recent Offering Memorandum, and consequently is introducing two new numerical lotteries Super-3 and Extra-5 on 25 November.
On the basis of the existing information, the Management of the OPAP S.A. estimates that during the overall financial year, sales will exceed € 2 billion.
Finally, in accordance with the existing dividend policy, for the purpose of safeguarding the interests of all shareholders, the Management of OPAP S.A. is pleased to announce the distribution of € 86,130,000 as interim dividend for the current fiscal year (€ 0.27 per share).
The beneficiaries, the date of detachment of the interim dividend, as well as the manner and time of payment will be made known in a later press release.
The financial statements of the nine months of 2002 were drafted on the basis of International Accounting Standards and are at the disposal of the investors at the offices of the company.

Athens 8 November 2002,

the BOARD OF DIRECTORS

THE BOARD OF DIRECTORS

No1

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 31 October 2002

OPAP S.A.
Board of Directors Secretariat
Prot. No. 1398
Date: 31.10.02

To
The Athens Stock Exchange
Division Monitoring Fulfillment of Obligations of Listed Companies
Attn: Mr. Vourvahi, Mrs. Tzane
CC: Information Dissemination Department
Attn: Mr.Domali

OPAP S.A. hereby informs the investors that the Company intends to announce the third quarter results for the current year on Friday 8 November 2002, within the time limitations set by law.

In addition, the Management of the Company announces that the investors and analysts may be informed by means of a conference call, in which the results will be analyzed by the executives of the Company, whilst the latest corporate developments will also be presented.

Konstantinos Koskinas

Deputy Professor
Chairman of the Board of Directors & Managing Director

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 23 October 2002

CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 1339
Date: 10/23/02

To
The Capital Markets Commission
DIVISION FOR RESEARCH AND MONITORING THE CAPITAL MARKETS
1, Kolokotroni St.
ATHENS
Attn: Mr. Avlonitis

Sirs,

We hereby attach the list and details of persons that may conclude trades over the Company's shares subject to conditions during the time period from 7/1/2002 to 9/30/2002, as per article 8 of decision no 5/204/14.11.2000 of the Board of Directors of the Capital Markets Commission.

THE CHAIRMAN AND MANAGING DIRECTOR

KON/NOS KOSKINAS

Attached: A list

No	Name and Surname	Fathers name	Capacity	Central Securities Depository File	Securities Account	Stock Broker	Athens Stock Exchange Code
1	Koskinas Kon/nos	Marinos	Chairman of the Board of Directors and Managing Director	none			
2	Pavlias Nikolaos	Dimitrios	Member of the Board of Directors -OPAP Employee	000718031-0	0589431062-1	109	12024
3	Spanidis Sotiris	Ioannis	Member of the Board of Directors -OPAP Employee	0007026021-3	0499278882-3	167	138012
4	Iliopoulos Mihalis	Georgios	Chief Financial Officer	0000354176-9	0542249029-5	109	12112
5	Tsilivis Kon/nos	Hristos	Head of Accounting Department	0007027213-9	0700191232-0	101	1023627
6	Kavvadias Har/bos	Spyridon	Head of Internal Audit Department	0004941661-1	0462402836-9	101	853411
7	N .Tomaras	Anastasios	Head of Legal Service - Legal Adviser	0001611481-1	0441335844-7	101	453621
8	Lambrou Evangelia	Kon/nos	Head of Corporate Announcement Service	0004783505-7	0665449838-3	161	5589
9	Magganas Evangelos	Aristomenis	Head of Shareholders Service Department	0000354177-8	0542259033-8	109	12113
10	Paraskevopoulos Georgios	Athanasios	Chartered Accountant	0001599860-9	0632245838-5	175, 155, 101	3889, 8771, 59730
11	Deligiannis Georgios	Nikolaos	Chartered Accountant	0003944573-3	0422724776-7	101	737443

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 3 October 2002

PRESS RELEASE

In response to publications in the press on 10/2/2002, OPAP S.A. would like to inform the public that any reference to our Company's participation in the creation of a digital platform is incorrect.

OPAP S.A.

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 8/30/2002

CHAIRMAN OF THE Board of Directors &
MANAGING DIRECTOR OF OPAP S.A.

OPAP S.A.
Board of Directors Secretariat
Prot. No. 1003
Date: 8/31/02

To
THE ATHENS STOCK EXCHANGE
Attn: Mr. VOURVAHI

Re: Completion date for the drafting of the Company's Internal Regulation

Following my letter dated 19 June 2002, in my capacity as Chairman of the Board of Directors, Managing Director and legal representative of the company "ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.", by which the Company informed the Commission with respect to the revision of its Internal Regulation and the developments as regards the preparation of the procedures for the application of Law 3016/2002, we would like to inform you hereby that the new revised Internal Regulation of the Company will not be completed by 8/31/02, the deadline we had initially set in the above letter.

The Company at present is reviewing and supplementing the Regulation and the Regulation is expected to be completed no later than 9/30/2002 (i.e. one (1) month later than the deadline initially announced and in any event prior to 11/17/2002, which is the deadline set in article 11 par. 1 of L. 3016/2002).

THE CHAIRMAN OF THE Board of Directors &
MANAGING DIRECTOR OF OPAP S.A.
KONSTANTINOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 8/30/2002

CHAIRMAN OF THE Board of Directors &
MANAGING DIRECTOR OF OPAP S.A.

OPAP S.A.
Board of Directors Secretariat
Prot. No. 1002
Date: 8/31/02

To
THE CAPITAL MARKETS COMMISSION
Attn: Mr. Avloniti

Re: Completion date for the drafting of the Company's Internal Regulation

Following my letter dated 19 June 2002, in my capacity as Chairman of the Board of Directors, Managing Director and legal representative of the company, "ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A." by which the Company informed the Commission with respect to the revision of its Internal Regulation and the developments as regards the preparation of the procedures for the application of Law 3016/2002, we would like hereby to inform you that the new revised Internal Regulation of the Company will not be completed by 8/31/02, the deadline we had initially set in the above letter.

The Company at present is reviewing and supplementing the Regulation and the Regulation is expected to have been completed no later than 9/30/2002 (i.e. one (1) month later than the deadline initially announced and in any event prior to 11/17/2002, which is the deadline set in article 11 par. 1 of L. 3016/2002).

THE CHAIRMANC OF THE Board of Directors &
MANAGING DIRECTOR OF OPAP S.A.
KONSTANTINOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 8/28/2002

CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 990
Date: 8/29/02

To
The Capital Markets Commission
DIVISION FOR RESEARCH AND MONITORING THE CAPITAL MARKETS
1, Kolokotroni St.
ATHENS
Attn: Mr. Avlonitis

Sirs,

We hereby attach the Company's financial statement as at 6/30/02 (for the period 1/01/02 - 6/30/02), as well as a Press Release by the company on the results in the first six months of 2002.

The financial statement will be published in the newspapers NEA, ELEFTHEROTYPIA, ETNOS on 8/30/2002, EPENDYTI, AXIA on 8/31/2002 and KATHIMERINI, VIMA on 9/1/2002.

THE CHAIRMAN OF THE Board of Directors AND
MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 8/28/2002

CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 991
Date: 8/29/02

To
The Athens Stock Exchange
DIVISION FOR MONITORING THE FULFILMENT OF OBLIGATIONS OF LISTED COMPANIES
ATHENS
Attn: Mrs. Varzelioti
CC: Information Dissemination Department

Sirs,

We hereby attach:

- the Company's financial statement as at 6/30/02 (for the period 1/01/02 - 6/30/02), which will be published in the newspapers NEA, ELEFTHEROTYPIA, ETHNOS on 8/30/2002, EPENDYTI, AXIA on 8/31/2002 and KATHIMERINI, VIMA on 9/1/2002.
- the Press Release of the company on the results in the first six months of 2002, so that it may be published in the Daily Official List of the Athens Stock Exchange in accordance with article 3 of decision no. 5/204/14.11.2000 of the Capital Markets Commission.

THE CHAIRMAN OF THE Board of Directors AND
MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

OPAP S.A.

PRESS RELEASE

APPROVAL OF FINANCIAL STATEMENTS OF OPAP S.A. AS AT 6/30/2002 SIX MONTHS 1/1/2002 - 6/30/2002)

The Board of Directors convened on 8/22/2002 and approved the financial statements as at 6/30/2002 (six months 1/1/2002 - 6/30/2002). The main financial data of the company during the first six months of 2002 were satisfactory, presenting increases in comparison to those of 2001.

In particular:

1) **Revenues** in the first six months of 2002, increased **by 20.49%** and amounted to € 936.6 million, compared to € 777.4 million in the corresponding period of 2001. The main contributor to this increase was STIHIMA, whose sales increased by 28.26% and amounted to € 718.4 million, compared to € 560.1 million during the corresponding period of 2001. Moreover, among the other games of the company, PROPO presented a 12.73% increase, with sales reaching € 32.4 million, compared to € 28.7 million in 2001; LOTTO presented a 3.52% increase with sales reaching € 39.4 million, compared to € 38.1 million in 2001; the sales of PROTO amounted to € 27.3, compared to € 23.4 million in 2001, presenting a 16.74% increase; the sales of PROPO-GOAL amounted to € 1.1 million, compared to € 1.2 million, presenting a 9.35% decrease, and finally the sales of JOKER amounted to € 118.2 million, compared to € 126 million in the corresponding period of 2001, presenting a 6.18% decrease.
2) The **gross earnings**, before amortization and depreciation, increased by **13.14%** and amounted to € 208.8 million, compared to € 184.5

million in the first six months of 2001, resulting in a gross profit margin of 22.29%.

3) The **earnings before taxes, interest, depreciation and amortization** amounted to € 196.1 million, compared to € 181 million in 2001, presenting a **8.32%** increase. It should be noted that the non recurring results for the period 1/1/2002 - 6/30/2002 were burdened by the amount of € 10.4 million, due to the creation of a provision for retirement compensation for the full amount of personnel compensation due to retirement as at 6/30/2002.
4) The **net profits before taxes** in the first six months of 2002 were increased to 11.97% and amounted to € 187.5 million, compared to € 167.4 million in the corresponding time period of 2001.

On the basis of the above data regarding the first six months and in conjunction with the scheduled introduction of the two new numerical lotteries EXTRA 5 and SUPER 3, in October 2002, the Management of the Company estimates that during the overall accounting year of 2002, the rates of growth for the financial results will remain at satisfactory levels, with sales exceeding € 2 billion.

Athens, 8/28/2002

THE BOARD OF DIRECTORS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 7/25/02

OPAP S.A.
Board of Directors Secretariat
Prot. No. 880
Date: 7/25/02

To
The Athens Stock Exchange
Division Monitoring Fulfillment of
Obligations of Listed Companies
Attn: Mrs. Tzane

Sirs,

we hereby inform you that in the framework of the combined offering of OPAP S.A. in Greece and overseas, the Hellenic Republic sold 53,920,000 company shares and DEKA S.A. 6,380,000 shares. The total number of shares sold was 60,380,000.

In particular the shares were offered at the following prices:

	NUMBER OF SHARES	OFFER PRICE (Euros)	AMOUNT (Euros)
	300,000	7.60	2,280,000
	12,443,500	8.02	99,796,870
	47,556,500	8.44	401,376,860
TOTAL	60,300,000		503,453,730

THE CHAIRMAN OF THE Board of Directors
AND MANAGING DIRECTOR

K. KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 7/18/2002

Chairman of the Board of Directors and
Managing Director

OPAP S.A.
Board of Directors Secretariat
Prot. No. 811
Date: 7/18/02

To
The Capital Markets Commission
Division for Research and Monitoring
Obligations of Listed Companies
1, Kolokotroni St.
ATHENS
Attn: Mr. Avlonitis

Sirs,

We hereby attach the list and details of persons that may conclude trades over the Company's shares subject to conditions during the time period from 4/1/2002 to 6/30/2002, as per article 8 of decision no 5/204/14.11.2000 of the Board of Directors of the Capital Markets Commission.

THE CHAIRMAN AND MANAGING DIRECTOR

KON/NOS KOSKINAS

No	Name and Surname	Fathers name	Capacity	Central Securities Depository File	Securities Account	Stock Broker	Athens Stock Exchange Code
1	Koskinas Kon/nos	Marinos	Chairman of the Board of Directors and Managing Director	none			
2	Pavlias Nikolaos	Dimitrios	Member of the Board of Directors -OPAP Employee	000718031-0	0589431062-1	109	12024
3	Spanidis Sotiris	Ioannis	Member of the Board of Directors -OPAP Employee	0007026021-3	0499278882-3	167	138012
4	Iliopoulos Mihalis	Georgios	Chief Financial Officer	0000354176-9	0542249029-5	109	12112
5	Tsilivis Kon/nos	Hristos	Head of Accounting Department	0007027213-9	0700191232-0	101	1023627
6	Kavvadias Har/bos	Spyridon	Head of Internal Audit Department	0004941661-1	0462402836-9	101	853411
7	N .Tomaras	Anastasios	Head of Legal Service - Legal Adviser	0001611481-1	0441335844-7	101	453621
8	Lambrou Evangelia	Kon/nos	Head of Corporate Announcement Service	0004783505-7	0665449838-3	161	5589
9	Magganas Evangelos	Aristomenis	Head of Shareholders Service Department	0000354177-8	0542259033-8	109	12113
10	Paraskevopoulos Georgios	Athanasios	Chartered Accountant	0001599860-9	0632245838-5	175, 155, 101	3889, 8771, 59730
11	Deligiannis Georgios	Nikolaos	Chartered Accountant	0003944573-3	0422724776-7	101	737443

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 6/21/2002

CHAIRMAN OF THE Board of Directors
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 700
Date: 6/21/02

To
The Athens Stock Exchange
Division Monitoring Fulfillment of Obligations of Listed Companies
Attn: Mr. Vourvahi, Mrs. Tzane
CC: Information Dissemination Department
Attn: Mr.Domali

Sirs,

we would like to inform you that the Annual General Meeting of Shareholders on 6/21/2002 designated the remaining dividend for the financial year 2002 as € 0.43 per share.

We hereby attach the PRESS RELEASE REGARDING THE PAYMENT OF DIVIDENDS BY OPAP S.A. FOR THE FINANCIAL YEAR 2001, so as to be published in the Daily Official List of the Athens Stock Exchange, in accordance with article 3 of decision no 5/204/14.11.2000 of the Board of Directors of the Capital Markets Commission.

THE CHAIRMAN
AND MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

PRESS RELEASE

REGARDING THE PAYMENT OF DIVIDENDS FOR THE FINANCIAL YEAR 2001

The Company hereby announces that, as per the decision of the Annual General Meeting of Shareholders on 6/21/2002, the remaining dividend* for the financial year 2001 was set at € 0.43 per share.

Persons holding company shares at the end of the session of the Athens Stock Exchange on 6/21/2002 are entitled to the dividend.

From Tue 6/25/2002, the shares will be traded on the Athens Stock Exchange without the right to receive the above dividend.

The payment of the dividend will take place by crossed check, which will be sent to the beneficiaries together with a certificate for tax use and will commence on 7/25/2002.

Any shareholders who do not cash the check by 12/24/2002, may receive the dividend only from the company's offices (2 Kolonou St. Athens, tel. 5236203, Shareholders Service).

Dividends not claimed within 5 years are written off in favor of the Hellenic Republic.

* Shareholders are reminded that the company has distributed an interim dividend of GRD 58 per share for the financial year 2001, to the holders of shares until 8/29/2001.

Athens 6/21/2002

THE BOARD OF DIRECTORS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 6/21/2002

OPAP S.A.
Board of Directors Secretariat
Prot. No. 699
Date: 6/21/02

To
The Athens Stock Exchange
Division Monitoring Fulfillment of
Obligations of Listed Companies
Attn: Mr. Vourvahi, Mrs. Tzane
CC: Information Dissemination
Department
Attn: Mr.Domali

Sirs,

We would like to inform you that during our company's Annual General Meeting of Shareholders, which took place on 6/21/2002 all the topics on the agenda were approved.

We hereby attach the relevant Press Release, so that it can be published in the Daily Official List of the Athens Stock Exchange in accordance with the article 3 of the decision no 5/204/14.11.2000 of the Board of Directors of the Capital Markets Commission.

THE CHAIRMAN OF THE Board of Directors
AND MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 6/21/2002

PRESS RELEASE

Today, Friday 6/21/2002 the 2nd Annual General Meeting of Shareholders of OPAP S.A. took place at the Hotel ATHENS PLAZA.

The Chairman and Managing Director of the company Mr. Konstantinos Koskinas declared the opening of the General Meeting.

Shareholders holding 303,760,352 shares out of a total of 319,000,000 shares were represented at the General Meeting, which amounts to 95.2227% of the paid up share capital.

The Annual General Meeting unanimously decided on the following topics:

1. The Annual General Meeting approved the income statements from 1/1/2001 up to 12/31/2001.
2. The Annual General Meeting approved the distribution of profits and a total dividend of € 0.60 for the financial year 2001, which following the deduction of the interim dividend of € 0.17 (GRD 58) paid in September 2001, amounted to a remaining dividend of € 0.43 for the financial year 2001.
3. The Annual General Meeting approved the discharge of the members of the Board of Directors, as well as the Chartered Accountants from any liability for compensation as regards their actions in the second financial year (1/1/2001 - 12/31/2001).
4. The Annual General Meeting approved the election of the regular Chartered Accountants and two replacements during the third financial year (1/1/2002 - 12/31/2002).
5. The Annual General Meeting approved the remuneration for the members and the Secretary of the Board of Directors for the third financial year (1/1/2002 - 12/31/2002).
6. The Annual General Meeting approved the participation of the Board of Directors in committees and approved lump sum fees for the third financial year (1/1/2002 - 12/31/2002).
7. Finally, the General Meeting of shareholders decided on the rest of the issues on the agenda.

**THE BOARD OF DIRECTORS
OF OPAP S.A.**

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 6/13/2002

OPAP S.A.
Board of Directors Secretariat
Prot. No. 625
Date: 6/13/02

To
The Athens Stock Exchange
Division Monitoring Fulfillment of
Obligations of Listed Companies
Attn: Mr. Vourvahi, Mrs. Tzane
CC: Information Dissemination
Department
Attn: Mr.Domali

Sirs,

we hereby attach a Press Release by our company so that it may be published in the Daily Official List of the Athens Stock Exchange in accordance with the article 5 of the decision no 5/204/14.11.2000 of the Board of Directors of the Capital Markets Commission.

The Chief Executive Officer

MIHALIS ILIOPOULOS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

PRESS RELEASE

The Management of the company would like to inform investors that it has drafted the financial statements for the financial years 1999, 2000, 2001, as well as the first quarter of 2002, in accordance with the International Accounting Standards.

The above statements shall be available at the offices of the company at the disposal of all interested parties.

Athens, 6/13/2002

OPAP S.A.

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 6/7/2002

OPAP S.A.
Board of Directors Secretariat
Prot. No. 593
Date: 6/7/02

To
The Athens Stock Exchange
Division Monitoring Fulfillment of
Obligations of Listed Companies
Attn: Mr. Vourvahi, Mrs. Tzane
CC: Information Dissemination
Department
Attn: Mr.Domali

Sirs,

We hereby attach the relevant Press Release, so that it may be published in the Daily Official List of the Athens Stock Exchange in accordance with the article 5 of the decision no 5/204/14.11.2000 of the Board of Directors of the Capital Markets Commission.

THE CHAIRMAN OF THE Board of Directors
AND MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

PRESS RELEASE

In response to the publication in the newspaper KERDOS on Friday 6/7/2002, with respect to the date of detachment of the dividend right for financial year 2001 and in order to correctly inform the investors, the company would like to announce that the Annual General Meeting of Shareholders will take place on 6/21/02 and will decide inter alia, on the date for the detachment of the dividend right.
The company will make known to the investors through another press release at a later date, the date for the dividend detachment, as well as the time and manner of its payment.

OPAP S.A.

02 DEC 26 AM 8:20

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 5/30/2002

OPAP S.A.
Board of Directors Secretariat
Prot. No. 529
Date: 5/30/02

To
The Athens Stock Exchange
Division Monitoring Fulfillment of Obligations of Listed Companies
Attn: Mr. Vourvahi, Mrs. Tzane
CC: Information Dissemination Department
Attn: Mr.Domali

Sirs,

We would like to inform you that the 2nd Annual General Meeting of Shareholders will take place on Friday 6/21/2002 at 12:00, at the Hotel ATHENS PLAZA, in the PACIFIC hall, situated on Vas. Georgiou A St., Constitution Sq.

We hereby attach the text of the relevant invitation to the shareholders, which will be published in the newspapers NEA, VRADINI and IMERISIA on 5/31/2002.

THE CHAIRMAN AND
MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 5/30/2002

CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 530
Date: 5/30/2002

To
The Capital Markets Commission
DIVISION FOR RESEARCH AND
MONITORING THE CAPITAL
MARKETS
1, Kolokotroni St.
ATHENS
Attn: Mr. Avlonitis

Sirs,

We would like to inform you that the 2nd Annual General Meeting of Shareholders will take place on Friday 6/21/2002 at 12:00, at the Hotel ATHENS PLAZA, in the PACIFIC hall, situated on Vas. Georgiou A, St, Constitution Sq.

We hereby attach the text of the relevant invitation to the shareholders, which will be published in the newspapers NEA, VRADINI and IMERISIA on 5/31/2002.

THE CHAIRMAN AND
MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

OPAP S.A.
Companies Registry No 46329/06/B/00/15

INVITATION

TO THE SHAREHOLDERS OF THE SOCIETE ANONYME WITH THE NAME "ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A." TO THE 2ND ANNUAL GENERAL MEETING

The Board of Directors of the societe anonyme, with the name "ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A." in accordance with the law and the Articles of Association of the company, INVITES its shareholders to the 2nd Annual General Meeting on Friday 6/21/2002 at 12:00, at the Hotel ATHENS PLAZA, in the PACIFIC hall, situated on Vas. Georgiou A, St, Constitution Sq. in order to discuss and decide on the following issues of the agenda:

AGENDA

1. Approval of Financial Statements for the financial year 1/1/2001 up until 12/31/2001 following the hearing of the Board of Directors Report and the Chartered Accountants Report.
2. Approval of Profits' Distribution
3. Discharging members of the Board of Directors, as well as the Chartered Accountants of any liability for compensation for their actions in the second financial year (1/1/2001 - 12/31/2001).
4. Election of two Regular Chartered Accountants and two replacements for the third financial year (1/1/2002 - 12/31/2002) and designation of their fee.
5. Approval of the remuneration of the members and secretary of the Board of Directors for the 3rd financial year (1/1/2002 - 12/31/2002).
6. Participation of the members of the Board of Directors and approval of their compensation for the 3rd financial year (1/1/2002 - 12/31/2002).
7. Other topics - Decisions.

- All shareholders holding at least one (1) share are entitled to participate and vote, either in person or by a representative.

- The shareholders who would like to participate in the above 2nd Annual General Meeting should deposit at the Company's Treasury (2 Kolonou St. - Athens), at least five (5) full days before the General Meeting, the following documents:

A. Any of the shareholders (holders of dematerialized shares) who have appointed a securities account operator (Bank or Brokerage firm) must bind their shares via their securities account operator and submit to the company their relevant Certificate of Binding, issued by the Central Securities Depositary, together with any representation documents, in order to participate in the General Meeting.
B. Any of the shareholders (holders of dematerialized shares) who have appointed a securities account operator, but whose shares are registered in the special CSD File operated by Central Securities Depositary must bind their shares by a relevant statement directly to the Central Securities Depositary and submit to the company the above Certificate, together with any representation documents.

ATHENS 5/30/2002

THE BOARD OF DIRECTORS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

CHAIRMAN OF THE Board of Directors
AND MANAGING DIRECTOR

Athens, 5/23/2002

OPAP S.A.
Board of Directors Secretariat
Prot. No. 502
Date: 5/23/02

To
The Athens Stock Exchange
Division Monitoring Fulfillment of
Obligations of Listed Companies
Attn: Mrs. Varzelioti
CC: Information Dissemination
Department
Attn: Mr.Domali

Sirs,

We hereby attach:

The summary financial statements of 31 March 2002 (for the period 1/1/2002 to 3/31/2002). The summary financial statement will be published in the newspapers: IMERISIA, KERDOS, EPENDYTIS, NEA on 5/25/2002, ELEFTHEROTIPIA, ELEFTHEROS TYPOS, VIMA on 5/26/2002.

The Press Release of the company on the results of the first quarter of 2002, so that it may be published in the Daily Official List of the Athens Stock Exchange in accordance with the article 3 of decision no 5/204/14.11.2000 of the Board of Directors of the Capital Markets Commission.

THE CHAIRMAN OF THE Board of Directors
AND MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP A.E.
OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 5/23/2002

CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 503
Date: 5/23/02

To
The Capital Markets Commission
DIVISION FOR RESEARCH AND
MONITORING THE CAPITAL
MARKETS
1, Kolokotroni St.
ATHENS
Attn: Mr. Avlonitis

Sirs,

We hereby submit the summary financial statements of 31 March 2002 (for the period 1/1/2002 to 3/31/2002) and the Press Release of the company on the results of the first quarter of 2002

The summary financial statement will be published in the newspapers: IMERISIA, KERDOS, EPENDYTIS, NEA on 5/25/2002, ELEFTHEROTIPIA, ELEFTHEROS TYPOS, VIMA on 5/26/2002.

THE CHAIRMAN OF THE Board of Directors
AND MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

OPAP S.A.

PRESS RELEASE

APPROVAL OF FINANCIAL STATEMENTS OF OPAP S.A. AS AT 3/31/2002

The Board of Directors of the company convened on 5/23/2002 and approved the summary financial statements as at 6/30/2002 (for the period 1/1/2002 - 3/31/2002).
In the first quarter the main financial results of the company presented an increase in comparison to those of 2001. Specifically:

The **Revenues** in the first quarter of 2002, **increased by 31%** and amounted to € 467.8 million, compared to € 357.1 million in the corresponding quarter of 2001. The **earnings before taxes** amounted to € 95.6 million, compared to € 76.3 million in the first quarter of 2001, presenting a **25.3%** increase. Finally, the **operating income** (before taxes, interest and amortization and depreciation) amounted to € 100.1 million, compared to € 82.1 million in the first quarter of 2001, presenting a **21.9%** increase.

ATHENS 5/23/2002

THE BOARD OF DIRECTORS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 5/21/2002

CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 482
Date: 5/21/02

To
The Capital Markets Commission
DIVISION FOR RESEARCH AND
MONITORING THE CAPITAL
MARKETS
1, Kolokotroni St.
ATHENS
Attn: Mr. Avlonitis

Sirs,

In response to your document under prot. no 1433/10-5-2002, we are hereby forwarding to you the summary financial statement of 30 September 2001 (period from 1 January 2001 to 30 September 2001) - which was not sent to the Capital Markets Commission accidentally - as well as the Press Release.

We would like to inform you that the said financial statement was sent to the Athens Stock Exchange on 11/8/2001 under prot. no 731 and was published in the newspapers Deiktis, Imerisia, Nea, Vradini, Apogevmatini, Ethnos, on 11/9/2001 and, therefore, no intention existed on behalf of our company to conceal information.

As we are a company recently listed on the Athens Stock Exchange we would like to request your understanding on the issue.

The Chief Executive Officer

MIHALIS ILIOPOULOS

OPAP S.A.

PRESS RELEASE

SUMMARY FINANCIAL STATEMENTS OF OPAP S.A. AS AT 30 SEPTEMBER 2001

OPAP S.A. by its Press Release below to the Athens Stock Exchange would like to inform the public on the following:

"The Board of Directors approved the Summary Financial Statement of 30 September 2001 (period 1/1/2001 - 9/30/2001) by decision no 25/30.10.2001.
The company's sales and earnings before taxes for the first nine months of 2001 presented satisfactory growth rates compared to those of 2000.

Specifically:

- The **sales** of the company in the period from 1/1/2001 to 9/30/2001 presented **a 21.11% increase** compared to the corresponding period of 2001 and amounted to **GRD 410,357,656,290** (€ 1,204,277,788.09), compared to GRD 338,829,074,907 (€ 994,357,655.63) in 2000.
- The **earnings before taxes, interest, depreciation and amortization** amounted to GRD 94,420,936,648 (€ 277,097,392.95), compared to GRD 83,187,913,612 (€ 244,131,808.10) in the corresponding period of 2000, presenting a **13.51% increase**.
- The **earnings before taxes** in the first nine months of 2001 amounted to GRD 87,210,353,720 (€ 255,936,474.60), compared to GRD 80,356,696,855 (€ 235,823,028.19) in the corresponding period of 2000, presenting a 8**.53% increase**.
- The Management estimates that the upward trend in the financial data of the company will continue throughout the entire financial year and that the company sales will present a satisfactory increase compared to the corresponding data of 2000, significantly exceeding the initial forecasts.

At the same time the company has also formed a strategy for further development:

1. The company has planned and is currently completing preparations for the introduction of the new games EXTRA 5 (5 out of 35) and SUPER 3.
2. The company is implementing its investment program, the largest part of which will be completed in 2002 and relates mainly to its technological modernization, which will be required in order to introduce the other games scheduled such as Betting on Horse Races and Hound Races, KINO, etc."

Athens, 11/8/2001 **(RERELEASED 5/21/2002)**

THE BOARD OF DIRECTORS

OPAP S.A.

ORGANISMOS PROGNOSTIKON AGONON PODOSFAIROU

SUMMARY FINANCIAL STATEMENT AS AT 30 September 2001

ACCOUNTING PERIOD (1 January - 30 September 2001)

Company Reg. No 46329/06/B/00/15 (amounts in GRD and in Euros)

ASSETS

	30/9/2001	30/9/2000	30/9/2001
	(GRD)	(GRD)	(EUROS)
Non-paid up capital	0	0	0.00
Long term amortisation expenses	1,569,497,681	637,582,775	4,606,009.34
Fixed Assets	122,028,653,470	137,607,358,523	358,117,838.50
Less Depreciations	13,566,555,889	21,133,221,195	39,813,810.39
Fixed Assets without depreciation	108,462,097,581	116,474,137,328	318,304,028.12
Long Term Receivables	2,316,080,135	2,014,978,965	6,797,007.00
Reserves	578,217,520	407,976,425	1,696,896.61
Other Receivables	28,583,991,516	26,158,543,106	83,885,521.69
Cash at Bank and in hand	85,836,029,036	37,698,520,769	251,903,240.02
Prepayments and accrued income	17,734,957,885	33,924,974,758	52,046,831.65
TOTAL ASSETS	245,080,871,354	217,316,714,126	719,239,534.42
MEMO ACCOUNTS	7,704,843,412	8,659,497,095	22,611,426.01

SHAREHOLDER'S EQUITY AND LIABILITIES

	30/9/2001	30/9/2000	30/9/2001
	(GRD)	(GRD)	(EUROS)
Paid up share capital	32,609,775,000	10,000,000,000	95,700,000.00
Reserves and other accounts of own funds	3,047,711,119	12,469,157,399	8,944,126.54
Results (profits) for the period	87,210,353,720	4,831,428,919	255,936,474.60
Results of previous years	86,831,888	10,402,615,964	254,825.79
Various provisions	1,714,462,146	2,574,800,000	5,031,436.97
Long-term liabilities	47,842,020,551	61,573,036,819	140,402,114.60
Short-term liabilities	71,739,483,963	75,266,062,599	210,534,068.86
Accruals and deferred	830,232,967	40,199,612,426	2,436,487.06
TOTAL LIABILITIES	245,080,871,354	217,316,714,126	719,239,534.42
MEMO ACCOUNTS	7,704,843,412	8,659,497,095	22,611,426.01

INCOME STATEMENT FOR THE PERIOD 01/01/2001 - 30/09/2001

	30/9/2001	30/9/2000	30/09/2001
	(GRD)	(GRD)	(EUROS)
Revenues from Sales	410,357,656,290	338,829,074,907	1,204,277,788.09
Less: Payout to winners	235,388,251,555	217,742,484,880	690,794,575.36
Less: Cost of Sales	84,131,828,922	69,099,495,327	246,901,919.07
GROSS OPERATING RESULTS	90,837,575,813	51,987,094,700	266,581,293.66
Plus: Other operating results	3,436,350,925	32,874,781,184	10,084,668.89
Less: Administrative expenses	3,287,438,549	2,335,409,859	9,647,655.32
Distribution costs	3,526,451,943	3,142,676,181	10,349,088.61
Financial Results (+/-)	-803,576,432	2,202,194,009	-2,358,258.05
TOTAL OPERATING RESULTS	86,656,459,814	81,585,983,853	254,310,960.57
Plus: Non operating: income - profits	591,144,627	599,589,592	1,734,833.83
Less: Non operating Expenses - Losses	37,250,721	1,828,876,590	109,319.80
OPERATING AND EXTRAORDINARY RESULTS (PROFIT)	87,210,353,720	80,356,696,855	255,936,474.60
Game payouts not incorporated in the operations cost	0	75,525,267,936	0.00
NET RESULTS FOR THE PERIOD (PROFIT) BEFORE TAXES	87,210,353,720	4,831,428,919	255,936,474.60

NOTES:

1. There are no encumbrances on the company's fixed assets
2. The company's permanent staff as at 31-09-2001 was 237 persons.
3. Basic accounting principles are consistent with those applicable on the financial statements in 2000.
4. Accrued and non accrued income and expenses were separated..
5. Analysis of sales per category of transaction is as follows: "lottery games and bets": GRD 410.357.656.290
6. The concession contract for the right to conduct games was signed on 15-10-2000. For reasons of comparability it is included in the 'Fixed Assets' of the previous period.
7. By decision of the 1st General Annual Meeting of the Shareholders the share capital was increased by GRD 709.775.000 by capitalisation of reserves from tax free income and the nominal value of the share was increased from GRD 100 to GRD 102.225, in order to transform the share capital of the company and the nominal value of the share into EUROS in accordance with L. 2842/2000.
8. There are several lawsuits and disputes under arbitration by third parties pending against the company for claims amounting to GRD 22 billon, which are not expected to have a material (negative) effect on the copany's assets, liabilities and financial position.

ATHENS, 30/10/2001

CHAIRMAN OF THE BoD AND MANAGING DIRECTOR	A MEMBER OF THE BoD	CHIEF FINANCIAL OFFICER	MANAGER OF ACCOUNTING
K. KOSKINAS ID No. M 189774	D. RIZOS ID No. E 069455	M. ILIOPOULOS ID no N 017069	K. TSILIVIS ID No. Π 603617

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 5/10/2002

CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 443
Date: 5/10/02

To
The Capital Markets Commission
DIVISION FOR RESEARCH AND MONITORING THE CAPITAL MARKETS
1, Kolokotroni St.
ATHENS
Attn: Mr. Avlonitis

Sirs,

We hereby attach the list and details of persons that may conclude trades over the Company's shares subject to conditions during the time period from 1/10/2001 to 31/9/2001 and from 1/1/2002 to 31/3/2002, as per article 8 of decision no 5/204/14.11.2000 of the Board of Directors of the Capital Markets Commission. There are no changes to the list compared to the previous one submitted.

THE MANAGING DIRECTOR

CHRISTODOULOS TZIALLAS

No	Name and Surname	Fathers name	Capacity	Central Securities Depository File	Securities Account	Stock Broker	Athens Stock Exchange Code
1	Koskinas Kon/nos	Marinos	Chairman of the Board of Directors and Managing Director	none			
2	Pavlias Nikolaos	Dimitrios	Member of the Board of Directors -OPAP Employee	000718031-0	0589431062-1	109	12024
3	Spanidis Sotiris	Ioannis	Member of the Board of Directors -OPAP Employee	0007026021-3	0499278882-3	167	138012
4	Iliopoulos Mihalis	Georgios	Chief Financial Officer	0000354176-9	0542249029-5	109	12112
5	Tsilivis Kon/nos	Hristos	Head of Accounting Department	0007027213-9	0700191232-0	101	1023627
6	Kavvadias Har/bos	Spyridon	Head of Internal Audit Department	0004941661-1	0462402836-9	101	853411
7	N .Tomaras	Anastasios	Head of Legal Service - Legal Adviser	0001611481-1	0441335844-7	101	453621
8	Lambrou Evangelia	Kon/nos	Head of Corporate Announcement Service	0004783505-7	0665449838-3	161	5589
9	Magganas Evangelos	Aristomenis	Head of Shareholders Service Department	0000354177-8	0542259033-8	109	12113
10	Kazas Vasileios	Kon/nos	Chartered Accountant	0000695544-0	0467694444-0	155	1228
11	Deligiannis Georgios	Nikolaos	Chartered Accountant	0003944573-3	0422724776-7	101	737443

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 4/19/2002

370/19-4-2002

TO
THE ATHENS STOCK EXCHANGE
Attn Mr. Vourvahi

We are hereby forwarding to you a press release of OPAP S.A. with respect to the Court Judgement on the issues of fixed odds betting, which we request that you publish in the Daily Price Bulletin.

THE CHAIRMAN AND MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 4/19/2002

PRESS RELEASE

OPAP S.A. informs the investors that today the Greek Criminal Courts rejected claims against the company for violation of public procurement rules in relation to the assignment of the operation of fixed odds betting to INTRALOT.

The selection by OPAP S.A. regarding the organization and operation of "fixed odds betting" resulted in the game being a great success and profits amounting to € 500,000,000 over the two years of operation. The rejection of the charges by the Courts confirms the transparency in the company's operations and reinforces the trust of the investors.

The Management of OPAP S.A. states that our company will continue its upward and modernizing course, setting new goals and safeguarding the interests of the Greek State and its shareholders.

FROM OPAP S.A.

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 4/4/2002

CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 301
Date: 4/4/02

To
The Capital Markets Commission
DIVISION FOR RESEARCH AND
MONITORING THE CAPITAL
MARKETS
1, Kolokotroni St.
ATHENS
Attn: Mr. Papageorgiou

Sirs,

We hereby attach the Company's financial statements for the year 2001 (for the period 01/01/01 - 12/31/01), as well as Press Release of the company on the results of 2001.

The financial statements will be published in the newspapers: IMERISIA, KERDOS, ISOTIMIA, EPENDYTIS, APOGEVMATINI, NEA on 4/6/02, VIMA, ELEFTHEROTYPIA, KATHIMERINI, ETHNOS & ELEFTHEROS TYPOS on 4/7/02

THE CHAIRMAN OF THE Board of Directors AND
MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 4/4/2002

CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 302
Date: 4/4/02

To
The Athens Stock Exchange
Division Monitoring Fulfillment of Obligations of Listed Companies
Attn: Mr. Vourvahi, Mrs. Tzane
CC: Information Dissemination Department
Attn: Mr.Domali

Sirs,

We hereby attach the:
The Company's financial statements for the year 2001 (for the period 1/1/01 - 12/31/01).
The above financial statements will be published in the newspapers: IMERISIA, KERDOS, ISOTIMIA, EPENDYTIS, APOGEVMATINI, NEA on 4/6/02, VIMA, ELEFTHEROTYPIA, KATHIMERINI, ETHNOS & ELEFTHEROS TYPOS on 4/7/02

A Press Release of the company on the results of 2001, so that it may be published in the Daily Official List of the Athens Stock Exchange in accordance with article 3 of decision no. 5/204/14.11.2000 of the Capital Markets Commission.

THE CHAIRMAN OF THE Board of Directors AND
MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

OPAP S.A.

PRESS RELEASE

APPROVAL OF FINANCIAL STATEMENTS OF OPAP S.A. OF THE FINANCIAL YEAR 2001

The Board of Directors convened on 4/2/2002 and approved the financial statements for the financial year 2001 (period 1/1/2001 - 12/31/2001). The main financial data of the company during 2001, compared to those of 2000, presented a satisfactory improvement and exceeded initial forecasts and estimates, confirming that the company continues the dynamic growth over the last two years.

Specifically, in the financial year 2001:

Revenues, increased **by 24.2%** compared to 2000 and amounted to € 1,799.4 million (GRD 613.1 billion), compared to € 1,448.7 million (GRD 493.7 billion) in 2000.
The **net earnings before taxes** in 2001 presented an increase of **14.4 %** and amounted to € 374 million (GRD 127.4 billion), compared to € 326.8 million (GRD 111.4 billion) in 2000.
This development in the main data confirms the dynamic growth of the company, reaffirming its leading role in the gaming market, in which it currently holds a 42% share compared to a 37.6% share in 2000.
The Board of Directors of the Company, focusing primarily on satisfying its shareholders, decided to propose to the Annual General Meeting of Shareholders a dividend distribution, amounting in aggregate to GRD **65,242,677,500 (€ 191,467,872.34)**, which corresponds to **80.6% of earnings**, following the deduction of income tax. Including the proposed dividend distribution, the dividend per share amounts to GRD 204.5225. Upon deducting the interim dividend of GRD 58 per share, which was given to the shareholders on 9/25/2001 by decision no 19/12.7.2001 of

the company's Board of Directors, the remaining dividend per share amounts to € 0.43 (GRD 146.5225).
On the basis of the above dividend proposed, the dividend yield amounts to more than 7% on the basis of the current price of the share.

For the financial year 2002, on the basis of the data of the first quarter, the Management of the Company estimates that the results of the company will continue to improve, taking also into consideration the introduction of the new games in 2002, the completion of the co-operation procedure with ODIE and the implementation of the strategic goal to expand business activities to the countries of Southeastern Europe.

Athens, 4/4/2002

THE BOARD OF DIRECTORS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 2/27/2002

CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 184
Date: 2/27/02

To
The Athens Stock Exchange
Division Monitoring Fulfillment of
Obligations of Listed Companies
Attn: Mr. Varzelioti, Mrs. Tzane
CC: Information Dissemination
Department
Attn: Mr.Domali

Sirs,

We hereby submit a Press Release relating to the presentation of the Company at the Union of Institutional Investors, so that it may be published in the Daily Official List of the Athens Stock Exchange in accordance with article 3 of decision no. 5/204/14.11.2000 of the Capital Markets Commission.

The Chairman of the Board of Directors
and Managing Director

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

PRESS RELEASE
PRESENTATION OF OPAP S.A. TO THE UNION OF INSTITUTIONAL INVESTORS

Today, OPAP S.A. held a presentation in the framework of the presentations program organized by the Union of Institutional Investors. The Chairman and Managing Director of the company Kon/nos Koskinas referred to the history and activities of the company, its position on the gaming market, income statements of 2001 and its prospects.
In particular the following were discussed:

A) FINANCIAL DATA

The results of the company were especially satisfactory during the financial year 2001. Specifically:

Revenues during the period 1/1/2001 - 12/31/2001, increased **by 24.2%** compared to 2000 and amounted to € 1,799.4 million (GRD 613.1 billion), compared to € 1,448.7 million (GRD 493.7 billion) in 2000.
The **operating income** of the company (before depreciation and amortization) amounted to € 399.7 million (GRD 136.2 billion) compared to € 346.3 million (GRD 118 billion) in 2000 presenting **a 15.4% increase**.
The **net profits before taxes** in 2001 presented an increase of **14.4 %** and amounted to € 374 million (GRD 127.4 billion), compared to € 326.8 million (GRD 111.4 billion) in 2000.

B) POSITION IN THE MARKET

OPAP S.A. is active in the extremely competitive and dynamic gaming market, managing in the last two years to obtain an even greater market share and establish its leading position.

Thus during the financial year 2001 its share in the total gaming market exceeded 42% compared to 37.6% in 2000 and 21.7% in 1999.
In the lotteries subcategory (not including Casino and horseracing revenues) the company's share exceeded 78% in 2001, 75% in 2000 and 56% in 1999.

C) PROSPECTS

The Company looks to further increase its profitability and to reinforce its position in the gaming market.

In order to achieve those goals the company will base its strategy on the following:

- the introduction of the new games SUPER 3 and EXTRA 5 in September 2002 and KINO in 2003. These games feature immediate and direct payouts to the winners, as well as numerous and frequent draws that will attract new players, thus contributing to increased sales.
- the expansion of business activity in countries abroad and especially in Southeastern Europe. Already research into the gaming market of specific countries is being conducted.
- the more efficient utilization of the available sales networks from a business point of view.
- partnership with ODIE

Finally, within the first six months the procedures for signing a new contract with the Republic of Cyprus, will have been completed, on the basis of profitability and maximization of the financial results for the company.

Athens, 2/27/2002

THE BOARD OF DIRECTORS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 2/26/2002

CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 171
Date: 2/26/02

To
The Athens Stock Exchange
Division Monitoring Fulfillment of
Obligations of Listed Companies
Attn: Mr. Varzelioti, Mrs. Tzane
CC: Information Dissemination
Department
Attn: Mr.Domali

RE: SUMMARY FINANCIAL STATEMENTS OF 12/31/2001 (FOR THE PERIOD 1/1/01 - 12/31/01)

Sirs,

We hereby submit:

- Summary financial statements of 12/31/2001 (for the period 01/01/01 - 12/31/01) The above statements will be published in the newspapers: EXPRESS, IMERISIA, KERDOS, NAFTEMBORIKI AND APOGEVMATINI on the 2/28/02, DEIKTIS AND METOHOS on 3/2/02, VIMA, ELEFTHEROTYPIA, KATHIMERINI, ETHNOS AND ELEFTHEROS TYPOS on 3/3/02.

- A Press Release by the company on the results of 2001, so that it may be published in the Daily Official List of the Athens Stock Exchange in accordance with article 3 of decision no. 5/204/14.11.2000 of the Capital Markets Commission.

THE CHAIRMAN OF THE Board of Directors
AND MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 2/26/2002

CHAIRMAN OF THE BOARD OF DIRECTORS
AND MANAGING DIRECTOR

OPAP S.A.
Board of Directors Secretariat
Prot. No. 171
Date: 2/26/02

To
The Capital Markets Commission
DIVISION FOR RESEARCH AND MONITORING THE CAPITAL MARKETS
1, Kolokotroni St.
ATHENS
Attn: Mr. Avlonitis

Sirs,

We hereby submit:
Summary financial statements of 12/31/2001 (for the period 01/01/01 - 12/31/01), as well as a Press Release of the Company on the results of 2001.
The above statements will be published in the newspapers: EXPRESS, IMERISIA, KERDOS, NAFTEMBORIKI and APOGEVMATINI on the 2/28/02, DEIKTIS and METOHOS on 3/2/02, VIMA, ELEFTHEROTYPIA, KATHIMERINI, ETHNOS and ELEFTHEROS TYPOS on 3/3/02.

THE CHAIRMAN OF THE Board of Directors
AND MANAGING DIRECTOR

KON/NOS KOSKINAS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

OPAP S.A.

PRESS RELEASE

APPROVAL OF FINANCIAL STATEMENTS OF OPAP S.A. OF THE FINANCIAL YEAR 2001

The Board of Directors during its 1st Extraordinary meeting on 2/25/2002 approved the summary financial statements of 31 December 2001 (period 1/1/2001 - 12/31/2001).
The financial data of the company during 2001, compared to those of 2000, presented a satisfactory improvement and exceeded initial forecasts and estimates, confirming that the company continues its dynamic growth over the last two years.

FINANCIAL DATA

Revenues during the period 1/1/2001 - 12/31/2001, increased **by 24.2%** compared to the corresponding time period in 2000 and amounted to € 1,799.4 million (GRD 613.1 billion), compared to € 1,448.7 million (GRD 493.7 billion) in 2000.
The **operating income** of the company (before depreciation and amortization) amounted to € 399.7 million (GRD 136.2 billion) compared to € 346.3 million (GRD 118 billion) in 2000 presenting **a 15.41 % increase**.
The **net profits before taxes** in 2001 presented an increase of **14.4 %** and amounted to € 374 million (GRD 127.4 billion), compared to € 326.8 million (GRD 111.4 billion) in 2000.

POSITION IN THE MARKET

OPAP S.A. is active in the extremely competitive and dynamic gaming market, managing in the last two years to gain an even greater market share and establish its leading position. Thus during the financial year 2001 its share in the total gaming market exceeded 42% compared to 37.6% in 2000 and 21.7% in 1999.
In the lotteries subcategory (not including Casino and horseracing revenues) the company's share exceeded 78% in 2001, 75% in 2000 and 56% in 1999.

PROSPECTS for 2002

The Company looks to further reinforce its position in the market and in conjunction with:

- the strategic goal of expanding business activities in Southeastern Europe.
- the introduction of the new games in 2002.
- a new agreement reached with the Republic of Cyprus, on the basis of /profitability and maximization of the financial results for the company
- the more efficient utilization of the available sales networks from a business point of view.
- partnership with ODIE.

the company estimates that the financial data will continue to improve.

Athens, 2/26/2002

THE BOARD OF DIRECTORS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 1/23/2002

OPAP S.A.
Board of Directors Secretariat
Prot. No. 75
Date: 1/23/2002

To
The Athens Stock Exchange
Division Monitoring Fulfillment of
Obligations of Listed Companies
Attn: Mr. Vourvahi
CC: Information Dissemination
Department
Attn: Mr.Domali

Sirs,

we hereby submit a Press Release of the company with respect to the decisions of the Extraordinary General Meeting, so that it may be published in the Daily Official List of the Athens Stock Exchange in accordance with article 3 of decision no. 5/204/14.11.2000 of the Capital Markets Commission.

The Chief Executive Officer

Mihalis Iliopoulos

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

PRESS RELEASE
Decisions of the General Meeting

The company by this Press Release addressed to the Athens Stock Exchange would like to inform the public on:
"The Extraordinary General Meeting of its Shareholders took place on Wednesday 1/23/2002 at the Hotel DIVANI - CARAVEL and reached the following decisions:

1. Amendment of article 2 of the Articles of Association, with respect to the purpose of the company, in order to allow the expansion of the company's business activities in the gaming sector, in foreign countries and especially South-eastern Europe.
2. Amendment of article 18 of the Articles of Association with respect to the powers of the Board of Directors, so that the Board of Directors may implement the goals of the company and particularly those connected with the expansion of its purpose in undertaking business activities in the gaming sector in other countries either by establishing branches and offices, or by establishing subsidiary companies, or by forming joint ventures or participating in joint ventures, or by acquiring Public or Private bodies conducting games of chance, or by acquiring the rights to conduct games of chance, in accordance with item a of par. 1 of article 2.
3. Election of two (2) members of the Board of Directors to replace the two members who resigned: THEODOROS SARRIS and HRISA KARIPIDOU. Amendment of article 53 of the Articles of Incorporation related to the existing Board of Directors. The new members of the Board of Directors are Mr. NIKOLAOS KOKKINIS - Mathematician and Mr. STAVROS TZORTZIS - Associate Professor TEFAA and former athletics champion.
4. Payment of remuneration to the members of the Board of Directors of the company that are participating in Committees in accordance with the decision of the 1st Annual General Meeting of Shareholders and up until the 2nd Annual General Meeting of Shareholders is convened.

5. The General Meeting decided to postpone the decision on acquiring company shares for a later date and the amendment of article 13 will be postponed until the Annual General Meeting of Shareholders.

Finally, the Chairman of the Board of Directors referred to the development of the company's business in 2001, as well as the Strategic Plan, underlining the following:

a) the sales of the company in 2001 amounted to € 1,799.4 million (GRD 613.1 billion), compared to € 1,448.7 million (GRD 493.7 billion) in 2000, presenting a 24.2% increase.
b) The **net earnings before taxes** in 2001 will exceed € 352 million (GRD 120 billion), compared to € 326.8 million (GRD 111.4 billion) in 2000.
c) The introduction of new games is being planned for 2002, after taking into account on the one hand the particularities of the market in which the company is active, and on the other hand the course of the existing games.
d) The aim is to expand business activities outside of Greece also, as well as in new sectors (sales and management of tickets for sports and cultural activities, advertising other products) taking advantage of the available wide sales network.

OPAP S.A.

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 1/18/2002

OPAP S.A.
Board of Directors Secretariat
Prot. No. 60
Date: 1/18/02

To
The Athens Stock Exchange
Division Monitoring Fulfillment of Obligations of Listed Companies
Attn: Messrs. Vourvahi, Saraidari
CC: Information Dissemination Department
Attn: Mr.Domali

Sirs,

We hereby submit a Press Release by our company so that it may be published in the Daily Official List of the Athens Stock Exchange in accordance with article 3 of decision no. 5/204/14.11.2000 of the Capital Markets Commission.
The Press Release has simultaneously been sent to the Press.

The Chief Executive Officer

MIHALIS ILIOPOULOS

OPAP At the Service of Athleticism and Culture
ORGANISMOS AGONON PROGNOSTIKON PODOSFAIROU S.A.
2, KOLONOU ST., 104 37, ATHENS, TEL: 524 8810-19, FAX: 522 4168
email: opap@otenet.gr, http//www.opap.gr

Athens, 1/18/2002

PRESS RELEASE

In a meeting that took place at the Ministry of Finance of the Republic of Cyprus on 1/18/02 between the Minister of Finance Mr. Takis Kliridis and the Chairman and Managing Director of OPAP S.A. Mr. Kon/nos Koskinas, the immediate commencement of negotiations for the conclusion of a new agreement regarding the business activity of OPAP S.A. in Cyprus was agreed.

Both sides discussed the fact that the agreement should be completed within the first six months of 2002. The prospects of a new agreement for OPAP S.A.'s business activity in Cyprus opens up new possibilities to increase the profitability of the company.

OPAP S.A.